Form 10-K, Exhibit 13
period 1996-12-31
GUARANTEE LIFE COMPANIES INC
filed 1997-03-31
CIK 946149

       1 9 9 6  A n n u a l  R e p o r t



                            [ARTWORK APPEARS HERE]



                                           Building Value



        [LOGO OF GUARANTEE LIFE APPEARS HERE]

-----------------
Table of Contents---------------------------------------------------------------
-----------------


VISION

   Introduction to Guarantee Life                           1

LEADERSHIP

   Chairman's Message                                       2

FOCUS

   Guarantee Life and Its Performance                       4

OPPORTUNITY, DIVERSITY & STRENGTH

   Discussion of Guarantee Life's
   Businesses and Operations                               10

Financial Review                                           15

Shareholder Information                                    54



                                                              ------------------
                                                              1996 Annual Report
                                                              ------------------

Our

      Our Mission is to safeguard and enhance the financial security of our customers while building shareholder wealth.

                         Mission

                             We are committed to:


      Quality insurance products and services which satisfy customer needs
                                      --
            Outstanding service which exceeds customer expectations
                                      --
       Long-term, mutually beneficial relationships with our distributors
                                      --
                            Ethical, honest conduct
                                      --
        Creating a challenging, rewarding, non-discriminatory workplace that recognizes the value and diversity of our people while offering them maximum opportunities
                                      --
                 Helping to make our communities better places
                           in which to live and work
                                      --
         Ensuring our financial strength to meet future obligations by professionally managing sales, expenses, assets and risks

         B u i l d i n g  R e l a t i o n s h i p s  f o r  L i f e(R)



     --------------------
        Building Value
     --------------------


                            [ARTWORK APPEARS HERE]


                                    Vision


     Building Value requires vision, leadership, focus, the ability to recognize and act on opportunity, an appreciation for diversity, as well as operational and financial strength.

     In 1996, The Guarantee Life Companies Inc. displayed these attributes as it successfully completed its first year as a publicly owned company. Guarantee Life built value by bringing new benefits to its relationships with customers, shareholders, distributors and employees; by achieving increased earnings; by marketing new products and services; and by developing its most important asset - its people.

     Guarantee Life continually examines its vision and focus to maintain the highest standard of business practices. Guarantee Life's goals recognize that neither value, nor the focus needed to attain it, are short-term endeavors.

     The accomplishments of 1996 are a continuation of Guarantee Life's 96-year-old vision to achieve world-class status through leadership, focus, opportunity, diversity, and strength.

         G u a r a n t e e  L i f e  1 9 9 6  A n n u a l  R e p o r t



                 [PHOTOGRAPH OF ROBERT D. BATES APPEARS HERE]


                                  Leadership


Dear Fellow Shareholder:

     Just over a year ago, Guarantee Life converted from a mutual to a publicly owned life insurance company. This step was taken to give the Company greater financial flexibility in the rapidly changing financial services industry. We are pleased with our progress and momentum toward building value in this highly competitive and consolidating environment.

     Building value for customers, shareholders, distributors, and employees should be a priority of every company today. In a time of accelerating change, Guarantee Life has positioned itself to manage this effort with visionary leadership, a motivated workforce, customer focus, and the ability to capitalize on growth opportunities.

     The Guarantee Life Companies Inc. is executing a growth strategy that leverages the core strengths of our three operating areas. This strategy will not only maximize future growth and profitability, but is delivering tangible results today:

 . Earnings per share from continuing operations, excluding realized capital gains/losses, increased by 43.2% to $1.50 per share from $1.05 per share in 1995.

 . Group insurance core product sales increased 43.0% to $49.2 million compared to 1995 sales of $34.4 million.

 . Sales of group insurance specialty products from our Group Special Markets Division were $19.4 million, a 18.3% increase over 1995 sales of $16.4 million.

 . Individual life insurance product sales increased over 22% to $6.5 million in first year annualized premiums compared to $5.3 million in 1995.

 . Individual annuity sales were $9.3 million, a 14.8% increase over 1995 sales of $8.1 million. Much of this increase can be attributed to our new equity indexed annuity product introduced in the third quarter.

         B u i l d i n g  R e l a t i o n s h i p s  f o r  L i f e(R)



 . The Company purchased a block of universal life insurance which added 21,000 policies to our Individual Insurance Business.

 . Our Board of Directors increased the common stock dividend 20% to an annual rate of $0.24 per share from $0.20 per share.

 . Total shareholder return from the initial public offering through December 31, 1996 was 43.6%, compared to a 23.7% increase for the S&P 500 index for that same period.

     These accomplishments are the foundation for building value. To answer the challenges of the insurance industry as it moves into the next century - consolidation, competition, regulation, and changing customer needs and demographics - Guarantee Life has determined an aggressive growth strategy. We have analyzed and addressed our earnings sources, financial flexibility, technological enhancements, product diversity, and distribution systems.



                            ----------------------
                                    Future
                            ----------------------

Guarantee Life has moved boldly to position itself for growth. We have three distinct businesses with different distribution systems and diverse product offerings in growing markets.

     Our Group Insurance Business is operated as two separate divisions. The Employee Benefits Division, which we started in December 1991, is growing rapidly. This growth can be attributed to our unique distribution and customer service strategy. We have established a national distribution system of sales offices to focus primarily on marketing while most administration and underwriting is centralized in our home office. The location of our sales offices in major cities across the country provides substantial market opportunities and top sales talent for these offices. By year-end, we will complete the implementation of process and technological improvements that will reduce new case issuance time to half the industry average of 21 days.

     The voluntary (employee-paid) products of our Employee Benefits Division offer another significant market opportunity for Guarantee Life. Sales of these products tripled in 1996 to $6 million from $2 million in 1995. We expect voluntary product demand to remain strong as businesses explore various employee benefit options to control costs. Our voluntary products are group products with age-banded rating schedules that allow us to easily adjust rates, if necessary, to maintain the integrity of our pricing and provide better value to the customer.

     Our other Group Insurance Business, the Special Markets Division, markets specialty products through Third Party Administrators and Managing Group Underwriters. The specialty products are excess loss, executive medical reimbursement, and group life insurance. We intend to grow this business by utilizing our distribution systems and by acquiring blocks of excess loss business. Our growth strategy is carefully managed in a market having cyclical characteristics and exceptional return potential.

     Today, our Individual Insurance Business is well positioned to enhance future value. Guarantee Life is becoming the "company of choice" for agents and independent producers of regional marketing organizations. In 1996, we increased our field force by over 37.0%. We have aligned outstanding service with a strong product portfolio and attractive agent benefits. We are encouraged by the sales momentum generated by these efforts. We intend to expand our product lines by developing both equity indexed individual life insurance and annuity products. We introduced our first equity indexed annuity product in August 1996 and expect to have our second equity indexed product on the market by the end of 1997. These products will meet increasing consumer needs to protect principal while also providing the upside potential linked to the stock market. Because we understand the life insurance business is volume driven, Guarantee Life intends to grow this business internally and through selective acquisitions.

     Much of this discussion has centered on the immense tasks being accomplished by our associates in the Company. The success of our effort to build value is closely linked to Guarantee Life's leadership and its motivated, well-trained, and dedicated workforce. Our operations' management teams are highly competent and have proven records of success. None of our accomplishments this past year would have been possible without the efforts of our home office and field associates, brokers, agents, distributors, and our Board of Directors. I would like to thank all of them for their roles and commitment to the Company. Together, we are dedicated to building value for our customers and you, our shareholders. As I stated last year, our near-term objective is to achieve a 12% return on equity as our primary financial objective.

     I want to take this opportunity to recognize and publicly thank Gene Conley who will be retiring from the Board of Directors on May 8, 1997. As my predecessor, Gene very ably led Guarantee Life for almost 15 years and provided a strong foundation from which we continue to build value. Gene's wise counsel will be missed by the Board of Directors.

Sincerely,

/s/ Robert D. Bates

Robert D. Bates
Chairman of the Board,
President and Chief Executive Officer

         G u a r a n t e e  L i f e  1 9 9 6  A n n u a l  R e p o r t




GUARANTEE LIFE



                                     Focus

         B u i l d i n g  R e l a t i o n s h i p s  f o r  L i f e(R)




                           [PHOTOGRAPH APPEARS HERE]


---------------------
   COMPANY PROFILE
---------------------

     The stock of The Guarantee Life Companies Inc. trades on the Nasdaq National Market System under the symbol GUAR. Most of the Company's business is conducted by its wholly owned subsidiary, Guarantee Life Insurance Company.

     Guarantee Life focuses its efforts on three diverse insurance business operations, evaluating each of them on their own merits, while employing different, yet complementary, operating strategies. In 1996, the Company continued to take strategic steps toward better serving customers and operating within markets that vary significantly.

     In both the Group and Individual insurance markets, the Company competes aggressively, protecting policyholders through a high quality investment portfolio, a flexible capital position, and a strong balance sheet.

         G u a r a n t e e  L i f e  1 9 9 6  A n n u a l  R e p o r t



                          ----------------------------
                             Guarantee Life Profile
                          ----------------------------


 A Company Built On A Firm Foundation, Fundamental Values, And A Sharp Vision


--------------------------------------------------------------------------------
             Financial Highlights ($ in millions except share data)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                     1996      1995       1994       1993       1992
========================================================================================================
    Statement of Income Selected Data

    Premiums and policyholder
    assessments, net/(1)/                           $181.7    $208.6     $158.6     $141.1     $132.7

    Total revenues/(1)/                              252.0     294.4      247.5      236.4      226.8

    Total policyholder benefits,
    expenses, and dividends/(1)/                     229.4     274.5      220.1      208.7      201.0

    Income from continuing
    operations before income taxes                    22.6      19.9       27.4       27.7       25.8

    Net income from continuing
    operations                                        14.7      10.8       15.7       18.9       15.3

    Earnings per share from continuing
    operations/(2)/                                  $1.50     $1.05      $1.66      $1.74      $1.54
    (Pro forma for 1992-95)
========================================================================================================
    Balance Sheet Selected Data

    Total invested assets                         $1,094.3  $1,056.1    $ 985.6    $ 950.0    $ 864.9

    Total assets                                   1,301.7   1,280.8    1,188.0    1,152.8    1,069.8

    Total liabilities                              1,093.0   1,074.5    1,055.1      989.3      926.1

    Total shareholders' equity                       208.7     206.3      132.9      163.5      143.7

    Book value per share/(3)/                      $ 20.59   $ 19.23    $ 16.95    $ 16.44    $ 14.45
    (Pro forma for 1992-94)
========================================================================================================
    Other Selected Data

    Revenues by segment:

         Group insurance business                  $ 175.1   $ 182.2    $ 140.1    $ 125.6    $ 124.3

         Individual insurance business/(4)/          116.1     112.2      107.4      110.8      102.5

========================================================================================================

(1) The results of the Closed Block (individual policies that were in force on the effective date of the conversion to a stock company and which had a dividend scale in effect for 1994) for the periods subsequent to December 26, 1995 are reported on one line in the Consolidated Statements of Earnings. Accordingly, the line-by-line statements of earnings data are not comparable for all periods presented. Total assets and total liabilities include the assets and liabilities of the Closed Block respectively, and therefore amounts are comparable for all periods presented.
(2) Excluding realized capital gains/losses.
(3) Excluding unrealized appreciation/depreciation on invested assets, e.g. FAS115.
(4) Including revenues from the Closed Block for 1996.

         B u i l d i n g  R e l a t i o n s h i p s  f o r  L i f e(R)




Company History

     The Guarantee Life Companies Inc. is an organization with a rich heritage. In 1901, Guarantee Life Insurance Company began in Nebraska as a mutual assessment association. The Company became a mutual legal reserve life insurance company owned by policyholders in 1931 and changed its name to Guarantee Mutual Life Company. In 1995, Guarantee Life Insurance Company became one of only a few mutual life insurance companies in the nation, and the first in Nebraska, to convert into a publicly owned life insurance organization.

Company Statistics

 . $1.3 billion in assets

 . $208.7 million shareholders' equity

 . $28.9 billion of life insurance in force

 . "A" (Excellent) rating by A.M. Best

 . "A-" rating by Weiss Ratings Inc. (top 3% of all life insurance companies in the U.S.)

 . Licensed in 48 states and the District of Columbia

 . 1.4 million Individual and Group customers

 . 888 Individual field sales associates

 . 21 Group Sales Offices

 . 9,944,383 shares outstanding



Total Assets ($ in millions)


                           [BAR CHART APPEARS HERE]

                           1990             $792.2
                           1991             $926.9
                           1992           $1,069.8
                           1993           $1,152.8
                           1994           $1,188.0
                           1995           $1,280.8
                           1996           $1,301.7

Guarantee Life's total assets surpassed $1 billion in 1992 and have grown steadily to $1.3 billion at year-end 1996.


Total Revenues ($ in millions)


                           [BAR CHART APPEARS HERE]

                           1990           $173.0
                           1991           $208.9
                           1992           $226.8
                           1993           $236.4
                           1994           $247.5
                           1995           $294.4
                           1996           $292.3

Total revenues, including the Closed Block, have nearly reached $300 million. Revenues were down slightly in 1996 due to the discontinuation of a medical product line and the close management of the excess loss product during a down market cycle.

         G u a r a n t e e  L i f e  1 9 9 6  A n n u a l  R e p o r t



               -------------------------------------------------
                        The Guarantee Life Organization
               -------------------------------------------------

                       --------------------------------
                                 The Guarantee
                              Life Companies Inc.
                       --------------------------------

                           -------------------------
                                 Guarantee Life
                               Insurance Company
                                 & Subsidiaries
                           -------------------------

------------                     ------------                    ------------
    Group                         Investment                      Individual
  Insurance                        Division                       Insurance
------------                     ------------                    ------------


------------               ------------
  Employee                    Special
  Benefits                    Markets
  Division                    Division
------------               ------------

================================================================================

     Guarantee Life consists of three insurance operations: the Group Insurance Business, which includes the Employee Benefits Division and the Special Markets Division; and the Individual Insurance Business. The Investment Division is managed to support the specific product lines of the Group and Individual Insurance Businesses.

                            -----------------------
                                Company Profile
                            -----------------------

             Net Income From Continuing Operations ($ in millions)

                             1990            $17.4
                             1991            $20.5
                             1992            $15.3
                             1993            $18.9
                             1994            $15.7
                             1995            $10.8
                             1996            $14.7

Net income was adversely impacted in 1994, 1995, and 1996 by the investment made in the rapidly growing Employee Benefits Division.


Group Insurance
Business
===================================

Employee Benefits Division

Target Market:

Businesses with fewer than 500 employees


Products:

Group core products including term life, accidental death & dismemberment, short-term disability, long-term disability, and dental

Voluntary products including term life, accidental death & dismemberment, short-term disability, long-term disability, dental, and vision


Distribution:

National distribution system of 21 sales offices which market products through employee benefit firms and brokers

Special Markets Division

Target Market:

Small- and medium-employer groups of 50 or more lives with self-funded medical plans

Products:

Specialty medical products including excess loss insurance, medical reimbursement for business executives, and group term life insurance

Distribution:

Managing Group Underwriters (MGUs), Third Party Administrators (TPAs), Blue Cross/Blue Shield plans, and Health Maintenance Organizations (HMOs)

         B u i l d i n g  R e l a t i o n s h i p s  f o r  L i f e(R)




Individual Insurance
Business
===================================

Target Market:

Individuals with a family income of $150,000 or less, and small business owners


Products:

Variety of competitive life and annuity products including universal life, interest-sensitive whole life, term life, fixed annuities, and equity indexed annuities

Distribution:

Independent agents including those affiliated with regional marketing organizations and career agents under a general agency system


Life Insurance In Force ($ in millions)

                           [BAR CHART APPEARS HERE]

                           1990            $14,671.8
                           1991            $19,365.9
                           1992            $20,312.4
                           1993            $20,686.4
                           1994            $23,262.4
                           1995            $25,461.5
                           1996            $28.889.4


Total life insurance (Group and Individual) has increased to almost $29 billion.



--------------------------------------------------------------------------------
                       The Guarantee Life Companies Inc.
--------------------------------------------------------------------------------
                 Monthly Stock Performance 12/19/95 to 12/31/96


                           [LINE GRAPH APPEARS HERE]

                                                                        Period Ending
                                    ------------------------------------------------------------------------------------------
Index                                12/19/95  12/31/95   1/31/96   2/29/96   3/31/96   4/30/96   5/31/96   6/30/96   7/31/96
------------------------------------------------------------------------------------------------------------------------------
The Guarantee Life Companies Inc.      100.00    121.15    125.00    124.04    118.27    131.73    135.01    135.97    127.29
S&P 500                                100.00    100.72    104.15    105.12    106.13    107.69    110.47    110.88    105.96
SNL Life & Health Insurance Index      100.00    102.24    108.83    109.68    107.93    108.76    109.48    111.13    105.51

                                                      Period Ending
                                    -------------------------------------------------
Index                                8/31/96   9/30/96  10/31/96  11/30/96  12/31/96
-------------------------------------------------------------------------------------
The Guarantee Life Companies Inc.      130.57   153.78    150.88    150.38    143.58
S&P 500                                108.22   114.31    117.46    126.25    123.75
SNL Life & Health Insurance Index      112.24   117.25    120.19    128.70    133.29

Guarantee Life total return was 43.6% since the initial public offering of $13 per share.

                           ------------------------
                                Building Value
                           ------------------------


                             Investment Portfolio


                           [PIE CHART APPEARS HERE]

                          Fixed Maturity         84%
                          Mortgages               6%
                          Policy Loans            6%
                          Other                   4%

                       1996 Invested Assets = $1,094.3
                                  (millions)



                        Fixed Maturity Portfolio Rating


                           [PIE CHART APPEARS HERE]

                          BBB and Above          95%
                          Below BB                3%
                          BB                      2%


Investment Division

     At the center of Guarantee Life's Investment Division is a conservative philosophy. The Company focuses on effectively managing the risks associated with credit, interest rates, and liquidity. Guarantee Life actively manages its assets to achieve a favorable relationship between investment returns and risks.

         G u a r a n t e e  L i f e  1 9 9 6  A n n u a l  R e p o r t




                           [PHOTOGRAPH APPEARS HERE]


                                  Opportunity


-----------------------------
   BUSINESSES & OPERATIONS
-----------------------------


     In 1996, Guarantee Life pursued growth opportunities in all three insurance operations of the Company. By doing so, Guarantee Life delivered on its commitment to shareholders and initiated strategies designed to improve its profitability into 1997 and beyond. The 1996

       B u i l d i n g   R e l a t i o n s h i p s   f o r   L i f e(R)



                           [PHOTOGRAPH APPEARS HERE]


closing stock price was $18.50. Total shareholder return was 18.5% for 1996, and over 43% since the initial public offering of $13 per share.

     Guarantee Life intends to continue building shareholder wealth with its diverse businesses that complement each other during economic and industry cycles. The Company also continually seeks new and better ways of doing business. One opportunity for Guarantee Life's future is its acquisition strategy. In 1996, Guarantee Life acted on its commitment to grow through strategic acquisitions with a mid-year purchase of a block of universal life insurance. This acquisition added 21,000 policies, $45.9 million of invested assets, and $56.6 million of policyholder reserves to the Individual Insurance Business.

         G u a r a n t e e  L i f e  1 9 9 6  A n n u a l  R e p o r t



Group Insurance
Business
==========================

Employee Benefits Division

     The Employee Benefits Division (EBD) markets group core products for employees of small- and medium-sized businesses. This is a new business for Guarantee Life and it is rapidly growing. Sales increased to $49.2 million in 1996, a 43.0% increase over 1995 sales of $34.4 million. The division processed over 72,000 proposals in 1996, a 62% increase over 1995. This growth is reflective of the increase in the number of small- and medium-sized businesses, along with their efforts to provide cost effective benefits to their employees. The total market for core products is estimated at over $8 billion for businesses with 100 or fewer employees and at about $14 billion for businesses with 500 or less employees.

     Guarantee Life credits the increased volume to the division's unique growth strategy and its talented marketing managers. Investment in this operation continued as the national distribution system expanded to 21 Group Sales Offices in cities identified as growing economic and business centers. The Boston, Phoenix, and Miami offices were opened in 1996; and the Nashville office opened in January 1997. To accommodate this expansion, Guarantee Life staffed the new offices with proven managers who have responded immediately to the challenges and are producing results. The EBD plans to open two more Group Sales Offices in 1998.


                              Group Sales Offices

        [MAP OF UNITED STATES SHOWING GROUP SALES OFFICES APPEARS HERE]


     Due to the EBD's rapid growth and a strategic assessment of the small- and medium-sized employer market, management took steps to re-engineer some of the division's processes to gain efficiencies. A transformation project has been initiated to better align home office service teams with designated Group Sales Offices for underwriting, premiums, enrollment, and customer service. The elimination of redundant data entry and multiple hand-offs is expected to increase productivity by over 60%. This process improvement should reduce the turnaround time for new case issuance to half the industry average of 21 days. Management believes this will give Guarantee Life a distinct strategic advantage in a highly competitive market. Initial testing


                                   Diversity

         B u i l d i n g  R e l a t i o n s h i p s  f o r  L i f e(R)



of this new process is under way in the Houston office and is expected to expand to all sales offices by the end of 1997.

     Increasing sales of voluntary (employee-paid) products also contributed to EBD's growth. In 1996, sales of these products tripled to $6 million from $2 million in 1995. The Company believes that its increasing customer base of small- and medium-sized employers is an excellent foundation for continued growth in voluntary product sales.


Special Markets Division

     In the Special Markets Division, Guarantee Life aims to aggressively manage its specialty products through pricing cycles. This plan is supported by a two-part growth strategy based on direct sales and acquisitions. Sales, which have been constrained during a down market cycle, began to increase during the third quarter of 1996 and continued to grow through the fourth quarter. Product sales were $19.3 million in 1996, a 18.3% increase over 1995 sales of $16.4 million.

     The Special Markets Division is positioned for growth in 1997 due to the approach it developed in 1996 toward renewal business and new business pricing. In a market characterized by aggressive pricing, Guarantee Life's disciplined management of the excess loss business during a down market cycle resulted in solid profitability. The Company is optimistic about the pricing direction beginning to occur in the excess loss market and, as the market starts to improve, Guarantee Life will have already addressed the down-cycle issues. Therefore, management believes this division is well positioned to grow.

     Guarantee Life's distribution systems for speciality products have allowed the division to grow while keeping fixed administration costs under control. The division is prepared to compete with the other industry players by continuing to strengthen its long-time relationship with its MGU.

     In a market that could be described as mature, Guarantee Life also plans to implement a strategy to repackage existing excess loss products. This is an effort to more effectively market the excess loss business to TPAs on a value-added basis, rather than as a price sensitive commodity. Test marketing will occur with three TPAs during the first half of 1997 to determine whether the repackaging effort will be used universally.

Individual Insurance
Business
========================

     Notable achievements in sales growth and producer recruiting were attained in 1996 by the Individual Insurance Business. Sales for life products increased over 22% to $6.5 million in 1996. Continued growth will be achieved by developing primary relationships with regional marketing organizations, which, in turn, develop relationships with top producers.

-----------------------------
   BUSINESSES & OPERATIONS
-----------------------------

     The Individual Insurance Business is successfully aligning outstanding service with a strong, customer value product portfolio and attractive agent benefits. Guarantee Life is fast becoming the "company of choice" for producers and marketing organizations.


                                   Diversity

         G u a r a n t e e  L i f e  1 9 9 6  A n n u a l  R e p o r t




Quality recruiting in 1996 resulted in an increase of the Company's field force by 37% to 888 producers. There are several factors driving the field force expansion: quality products, an attractive compensation package, and access to a complete line of benefits including group medical insurance and financial analysis software.

-----------------------------
   BUSINESSES & OPERATIONS
-----------------------------

     According to a 1996 LIMRA International survey (LIMRA is a research firm focused on life insurance marketing issues), 77% of the survey participants expressed a preference for buying life insurance face-to-face over any other purchasing options. These results reaffirm Guarantee Life's agent distribution strategy that has positioned the Company for increased revenues and market share. The LIMRA survey also indicates that consumers want the life insurance purchase process to be simplified. In response to this market need, Guarantee Life is using a unique teleunderwriting process for term insurance. This consumer friendly process has helped term insurance sales grow by over 54% in 1996 and has also helped position Guarantee Life for the future.




                   Individual Insurance Distribution System


    [MAP OF UNITED STATES SHOWING INDIVIDUAL INSURANCE DISTRIBUTION SYSTEM
                                 APPEARS HERE]



     Predominately due to the successful introduction of Guarantee Life's first equity indexed annuity product, Premier Index, the Individual Insurance Business's annuity sales were up 14.8% to $9.3 million in 1996. As an expansion of this successful product line, the Individual Insurance Business plans to develop a family of equity indexed products, including the introduction of a new equity indexed life insurance product by the end of 1997. Over the next several years, the Company expects an increasing consumer demand for equity indexed products. These products are popular because consumers have the assurance of principal protection, along with growth linked to a stock market index. Unlike many companies that are already committed to variable life annuities and the expensive infrastructure that accompanies them, Guarantee Life has been able to enter the equity indexed product business with a modest investment and strong predictions for excellent sales and profit potential.

Conclusion

     Guarantee Life is pleased with the focused execution of strategies within each business unit. All operating areas ended 1996 with strong sales momentum in growing markets. The building blocks are in place at Guarantee Life for continued growth and increased shareholder wealth.


                                   Strength

       B u i l d i n g   R e l a t i o n s h i p s   f o r   L i f e(R)



                        ------------------------------
                               FINANCIAL REVIEW
                        ------------------------------



Summary Consolidated Financial and Operating Data
--------------------------------------------------------------------------------

                                                                            At or for the Year Ended December 31,
                                                                ------------------------------------------------------------
                                                                  1996         1995         1994         1993         1992
                                                                --------     --------     --------     --------     --------
                                                                                        (in millions)
Consolidated Income Statement Data:
Premiums and policyholder assessments, net                      $  181.7     $  208.6     $  158.6     $  141.1     $  132.7
Investment income, net                                              54.4         74.6         70.4         68.6         68.5
Realized investment gains (losses)                                   0.1          2.4         (1.2)         2.5         (0.1)
Ceding commissions and other income                                 12.7          8.8         19.7         24.2         25.7
Contribution from Closed Block (1)                                   3.1            -            -            -            -
                                                                --------     --------     --------     --------     --------
Total revenues                                                     252.0        294.4        247.5        236.4        226.8
Total policyholder benefits, expenses and dividends                229.4        274.5        220.1        208.7        201.0
                                                                --------     --------     --------     --------     --------
Income from continuing operations before income
  taxes                                                             22.6         19.9         27.4         27.7         25.8
Income tax expense                                                   7.9          9.1         11.7          8.8         10.5
                                                                --------     --------     --------     --------     --------
Net income from continuing operations                               14.7         10.8         15.7         18.9         15.3
Net income (loss) from discontinued operations(2)                    0.3         (1.7)        (1.9)         1.8         (1.8)
Extraordinary charge for demutualization
  expense, net                                                         -          7.7          8.1          1.2            -
                                                                --------     --------     --------     --------     --------
Net income                                                      $   15.0     $    1.4     $    5.7     $   19.5     $   13.5
                                                                ========     ========     ========     ========     ========
Consolidated Balance Sheet Data:
Total invested assets                                           $1,094.3     $1,056.1     $  985.6     $  950.0     $  864.9
Total assets                                                     1,301.7      1,280.8      1,188.0      1,152.8      1,069.8
Total liabilities                                                1,093.0      1,074.5      1,055.1        989.3        926.1
Total shareholders' equity(3)                                      208.7        206.3        132.9        163.5        143.7
Segment Income Statement Data:
Revenues by segment:
  Group insurance business                                      $  175.1     $  182.2     $  140.1     $  125.6     $  124.3
  Individual insurance business                                     75.8        112.2        107.4        110.8        102.5
Income from continuing operations before
  income taxes by segment:
  Group insurance business                                      $   10.1     $    4.4     $   14.6     $   17.1     $   19.4
  Individual insurance business                                     10.5         15.5         12.8         10.6          6.4
Other Operating Data:
Adjusted net income(4)                                          $   14.6     $   10.2     $   19.3     $   17.3     $   17.2
Statutory Data:
Statutory net gain from operations(5)                           $   13.3     $    1.0     $    7.2     $   13.1     $   10.2
Statutory surplus                                                  105.4        102.2        107.0        102.5         79.8
Asset Valuation Reserve                                             16.7         14.9         14.8         11.9         10.8

----------
(1) The results of the Closed Block subsequent to 12/31/95 are reported on one line in the Consolidated Statements of Income. Accordingly, the line-by-line income statements are not comparable for all periods presented. Total assets and total liabilities include the assets and liabilities of the Closed Block, respectively, and therefore amounts are comparable for all periods presented. See Note 7 of Notes to Consolidated Financial Statements.
(2) Guarantee Life decided to withdraw from its Special Risk segment in 1994. The operations of this segment have been reflected on a net basis and classified as discontinued operations.
(3) Excluding the unrealized appreciation or depreciation of invested assets, total shareholders' equity would have been $204.8 million, $191.3 million and $168.6 million as of December 31, 1996, December 31, 1995 and 1994, respectively.
(4) Adjusted net income represents net income adjusted to eliminate certain items which management believes are not indicative of overall operating trends, including realized gains and losses, net of tax, net income from discontinued operations, extraordinary charge for demutualization expense, net and mutual company equity add-on tax.
(5) After demutualization expenses (net) of $7.7 million, $8.1 million and $1.2 million for the years ended December 31, 1995, 1994 and 1993, respectively.

         G u a r a n t e e  L i f e  1 9 9 6  A n n u a l  R e p o r t




MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

     The following analysis of the consolidated financial condition and results of operations of Guarantee Life should be read in conjunction with the consolidated financial statements and the notes thereto included herein.

Background

     On December 26, 1995 (the "Effective Date"), Guarantee Mutual Life Company was converted to a stock life insurance company, Guarantee Life Insurance Company ("Guarantee Life Insurance") and became a wholly owned subsidiary of The Guarantee Life Companies Inc. ("Holding Company"). The Holding Company had no significant operating results during 1995. The consolidated financial condition and results of operations of The Guarantee Life Companies Inc. and subsidiaries (together, "Guarantee Life") for all periods prior to the Effective Date, represent the financial condition and results of operations of Guarantee Mutual Life Company and its subsidiaries.

     Guarantee Life derives its revenues primarily from premiums, policyholder assessments and investment income. Premium revenues are derived from the sale of group life and health insurance to employers and other groups and life insurance and annuities to individuals. Policyholder assessments are charges to deposit type products, namely universal life and annuities. Operating costs consist primarily of policyholder benefits provided, commissions to agents and other distributors and administrative expenses. Guarantee Life's profitability depends primarily upon (i) the adequacy of its product pricing, which is a function of competitive conditions as well as management's ability to adapt to trends in the level of benefit payments and to manage expenses within pricing assumptions,
(ii) the persistency of its policies and premiums, which determines the recoverability of the costs incurred in selling a policy, (iii) the performance of its investment portfolio, and (iv) the impact of legislation, which can affect Guarantee Life's margins or have a material effect on any market segment.

Group Insurance Business Trends

     Historically, Guarantee Life's group insurance business consisted primarily of (i) specialty medical products marketed through MGUs and TPAs and (ii) core products marketed primarily in conjunction with Blue Cross plans, excess loss and certain other medical products. As Guarantee Life evaluated the risks inherent in potential health care reform and the cyclical nature of the group health market, management developed a strategy to increase sales of core products which are less subject to these risks, through a national group office distribution system. Sales of core products through a national group sales office distribution system are independent of medical product sales and distribution systems which are dependent on the health insurance market. However, the pricing of core products is more competitive when they are sold independent of a medical product. Management recognizes that this strategy is likely to produce higher mortality and morbidity experience relative to premium levels for Guarantee Life's core product line than in historical periods. However, management believes that over time this strategy of emphasizing core product sales will result in a stable and substantial block of profitable core products business which will offset the reduced and cyclical profitability of the specialty medical products.

         B u i l d i n g  R e l a t i o n s h i p s  f o r  L i f e(R)




     Guarantee Life's specialty medical products in its group insurance business are subject to the potential adverse impact of state and federal health care reform and the cyclical nature of the group health market. California legislation limited Guarantee Life's ability to price its SMART product according to the risks involved and prevented Guarantee Life from achieving its profit targets for this product. Consequently, Guarantee Life ceased writing this product in October 1995, and implemented an exit strategy for the inforce business which continued through October 1996, when the final policy terminated. In addition, management believes that a down market cycle in the group health insurance industry, which started in late 1994, prevented Guarantee Life from obtaining appropriate rate increases on its excess loss product and, consequently, Guarantee Life did not emphasize new growth in its excess loss product line while those pressures existed. Aggressive underwriting action significantly improved net benefits which contributed to a significant increase in underwriting income during 1996. Management believes the market cycle is improving and pricing is becoming more favorable for renewal and new business. Sales of specialty products exceeded $19.0 million in first year annualized premiums for 1996, compared to $16.4 million in 1995.

     Earnings for core products have been adversely impacted in 1996 and 1995 by Guarantee Life's substantial investment in the development and expansion of the national group sales office distribution system, and the additional support staff and systems required in the home office to process the higher volumes of business. Over 72,000 proposals were processed in 1996, a 62% increase from 1995, while core products sales increased to $49.2 million of first year annualized premiums in 1996 from $34.4 million in 1995. Core products policyholder benefits have been higher in recent periods due to the rapid growth in the product line. Management believes that continued growth in sales of core products will reduce unit costs to desired levels, and risk management actions will continue to improve mortality and morbidity experience. Management believes that these steps will ultimately improve the profitability of the group insurance business.

Individual Insurance Business Trends

     Guarantee Life's individual insurance business is subject to many competitive pressures. Strong competition exists among insurance companies for agents with demonstrated ability. In recent years, these pressures have resulted in the development of new life insurance products and new compensation structures. Over the last five years, in the individual insurance business, management has focused on lowering policy acquisition costs, refining its distribution systems and introducing more competitive and profitable products. During 1996, Guarantee Life has continued to make enhancements to it's product portfolio, including the introduction of an equity indexed single premium deferred annuity. Also in 1996, Guarantee Life refined its agency distribution strategy to focus on independent and dedicated regional marketing organizations where Guarantee Life can develop a primary relationship. As a result of these efforts, the number of active field producers increased 37% during 1996.

     Sales of universal life and traditional life products increased to $6.5 million of first year annualized premiums for the year ended December 31, 1996 from $5.3 million for the year ended December 31, 1995. Annuity sales increased to $9.3 million in 1996, from $8.1 million in 1995. Although management expects that Guarantee Life's ability to attract and retain productive distributors will continue to be successful, sales of individual insurance and annuity products and Guarantee Life's financial condition and results of operations could be materially adversely affected if that is not achieved.

         G u a r a n t e e  L i f e  1 9 9 6  A n n u a l  R e p o r t




Operating Results for the Years Ended December 31, 1996, 1995 and 1994

   Consolidated Results of Operations

     As part of the conversion to a stock life insurance company, Guarantee Life Insurance established a Closed Block to provide for dividends on certain policies that were in force on the Effective Date. After the Effective Date, the operating results from the Closed Block are reported on one line, Contribution from closed block, in the 1996 consolidated statement of income. For comparability with 1995 and 1994, the following table presents the results of operations for the year ended December 31, 1996 combined with the results of operations of the Closed Block. Management's discussion and analysis addresses the combined results of operations unless noted otherwise.

                                                                            Year Ended December 31,
                                                                      -----------------------------------
                                                                       1996          1995           1994
                                                                      ------        ------         ------
                                                                                 (in millions)
Revenues:
     Premiums, net of reinsurance                                     $177.4        $186.4         $136.9
     Policyholder assessments                                           26.1          22.2           21.7
     Investment income, net                                             75.9          74.6           70.4
     Realized investment gains (losses)                                  0.1           2.4           (1.2)
     Ceding commissions and other income                                12.8           8.8           19.7
                                                                      ------        ------         ------
     Total revenues                                                    292.3         294.4          247.5
Benefits and expenses:
     Policyholder benefits, net of reinsurance                         127.2         139.8          106.3
     Interest credited to account balances                              26.5          25.6           23.9
                                                                      ------        ------         ------
     Total policyholder benefits                                       153.7         165.4          130.2
     Expenses                                                          105.2          98.5           79.3
                                                                      ------        ------         ------
     Dividends to policyholders                                         10.8          10.6           10.6
                                                                      ------        ------         ------
     Total policyholder benefits and expenses                          269.7         274.5          220.1
                                                                      ------        ------         ------
Income from continuing operations before income taxes                 $ 22.6        $ 19.9         $ 27.4
                                                                      ======        ======         ======

     Insurance Premiums and Policyholder Assessments, Net. Net insurance premiums and policyholder assessments decreased $5.1 million, or 2.4%, to $203.5 million in 1996 from $208.6 million in 1995. Net premiums for Specialty Products in the Group business decreased $29.2 million, due mainly to the decision to stop writing the SMART product in October, 1995. A $19.7 million increase in the Group Core Products net premium and a $4.3 million increase in the Individual business partially offset this decrease. Net insurance premiums and policyholder assessments increased $50.0 million, or 31.5%, to $208.6 million in 1995 from $158.6 million in 1994. This increase was due to the growth in sales of Guarantee Life's group products and a decrease in the amount of Group Specialty Products premiums ceded.

     Investment Income, Net. Net investment income increased $1.3 million, or 1.7%, to $75.9 million in 1996 from $74.6 million in 1995. This increase was the result of an increase in invested assets. Invested assets increased $38 million to $1,094.3 million as of the end of 1996 from $1,056.1 million as of the end of 1995. This increase includes full investment of the 1995 initial public offering net proceeds and $45.9 million of net invested assets acquired with a block of universal life policies on July 31, 1996, which were partially offset by the amounts required to fund the runoff of the SMART policy liabilities, the amounts required to fund the runoff of the policy liabilities in the discontinued operation segment, as well as a $16.5 million reduction in unrealized gains and losses on invested assets recorded at fair value. The effective yield on invested assets was 7.5% in 1996, compared to 7.7% in 1995. This decrease is primarily due to reinvestment rates being lower for fixed maturity securities purchased in recent periods.

       B u i l d i n g   R e l a t i o n s h i p s   f o r   L i f e(R)




     Net investment income increased $4.2 million, or 6.0%, to $74.6 million in 1995 from $70.4 million in 1994. This increase was caused mainly by reduced investment expenses, offset by a slight reduction in effective yield on invested assets. Invested assets increased $70.5 million or 7.2% in 1995. Significant increases include a $62.2 million change in unrealized gains and losses on invested assets recorded at fair value, from a $37.4 million unrealized loss, to a $24.8 million unrealized gain, as well as $12.1 million of initial public offering proceeds which were invested in short-term investments at December 31, 1995. The effective yield on invested assets was 7.7% in 1995 compared to 7.8% in 1994.

     Realized Investment Gains (Losses). Net realized investment gains decreased $2.3 million, to $100 thousand in 1996 from a gain of $2.4 million in 1995. Net realized investment gains increased $3.6 million, to a net gain of $2.4 million in 1995 from a net loss of $1.2 million in 1994. Gains and losses occur primarily as a result of dispositions of Guarantee Life's invested assets as part of its ongoing investment management activity.

     Gains during 1996 included the sale of equity securities as well as a number of fixed maturity securities which were called at a premium. Losses included the disposition of several fixed maturity securities experiencing credit deterioration, as well as recognizing losses for securities with declines in value Guarantee Life determined were other than temporary.

     Dispositions during 1995 included a number of public and private fixed maturity securities which were called at a premium, and bond sales initiated by the new bond portfolio manager, as Guarantee Life's portfolio was realigned in accordance with the asset/liability management approach. Dispositions in 1994 included sales of two private fixed maturity securities of issuers in bankruptcy and a property acquired during 1994 as a result of a mortgage foreclosure.

     Total Policyholder Benefits. Total policyholder benefits decreased $11.7 million, or 7.1%, to $153.7 million in 1996 from $165.4 million in 1995. This decrease was primarily the result of Specialty Products net benefits decreasing $23.0 million, due to decreased premium volume, which was partially offset by a $9.3 million increase in Core Products and a slight increase in the amount of claims in the individual business.

     Total policyholder benefits increased $35.2 million, or 27.0%, to $165.4 million in 1995 from $130.2 million in 1994. This increase was primarily the result of increased premium volume in the group insurance business, combined with higher group policyholder benefits and a decrease in the amount of policyholder benefits ceded. Group policyholder benefits have been higher in recent periods due to adverse fluctuations in underwriting experience and the increase resulting from the sale of Core Products independently of medical products.

     Total Expenses. Total expenses increased $6.7 million, or 6.8%, to $105.2 million in 1996 from $98.5 million in 1995. This increase was mainly the result of a $4.1 million increase in DPAC amortization expense in the individual insurance business. Expenses in the group insurance business increased by $8.8 million for core products and decreased by $7.9 million for specialty products. Total expenses increased $19.2 million, or 24.2%, to $98.5 million in 1995 from $79.3 million in 1994. This increase was the result of increased commissions and premium taxes due to the growth in group premiums and increased spending in the group insurance business for increased staffing levels in the home office and group sales offices, and the new group management information and administration system. It is expected that, as premium volume continues to increase, the related variable expenses of commissions and premium taxes will increase.

       G u a r a n t e e   L i f e   1 9 9 6   A n n u a l   R e p o r t


     Income Tax Expense. Income tax expense decreased $1.2 million, or 13.2%, to $7.9 million in 1996 from $9.1 million in 1995. The decrease was due mainly to the elimination of the equity add-on tax. Income tax expense decreased $2.6 million, or 22.2%, to $9.1 million in 1995 from $11.7 million in 1994. This decrease primarily resulted from the lower pretax income, as well as a lower estimate of the equity add-on tax. The equity add-on tax was estimated at $1.0 million in 1995 compared to $2.8 million in 1994.

     As a mutual life insurance company, Guarantee Life Insurance was required to pay, in addition to regular and alternative minimum taxes, an additional tax commonly referred to as an "equity add-on tax", based on its surplus. In certain years, the "equity add-on tax" calculations resulted in negative adjustments which generated potential tax benefits to Guarantee Life Insurance. As a stock life company, this tax will not impact Guarantee Life.

     The IRS has completed the examination of Guarantee Life's federal income tax returns for the years ended December 31, 1990, 1991 and 1992. Guarantee Life paid approximately $6.5 million to settle the 1990 and 1991 examinations. The settlement was principally related to the disallowance of negative adjustments related to the "equity add-on tax" and had no impact on shareholders' equity as management had already provided for that amount. Guarantee Life will continue to contest the IRS' disallowance and will attempt to recover amounts paid based on future court rulings for mutual life insurers. In January 1996, Guarantee Life paid $3.9 million to settle the 1992 examination. The settlement did not have a material impact on the financial position of Guarantee Life as management had already provided for this settlement. Guarantee Life filed an amended return for 1993, based on the settlements for 1990 through 1992. The IRS is currently examining Guarantee Life's 1993 federal income tax return, but the examination has not been finalized. This examination is not expected to have a material impact on the financial position of Guarantee Life.

     Insurance Operations-Group

     The following table sets forth certain summarized financial data for Guarantee Life's group insurance business for the years ended December 31, 1996, 1995 and 1994.

                                                                            Year Ended December 31,
                                                                     ------------------------------------
                                                                       1996          1995          1994
                                                                     --------      --------      --------
                                                                                 (in millions)
Revenues:
     Premiums, net of reinsurance                                     $153.6        $163.1        $111.9
     Investment income, net                                              9.5          10.2           9.4
     Realized investment gains (losses)                                 (0.4)          0.4          (0.3)
     Ceding commissions                                                 12.4           8.5          19.0
                                                                      ------        ------        ------
     Total revenues                                                    175.1         182.2         140.0
                                                                      ------        ------        ------
Benefits and expenses:
     Policyholder benefits, net of reinsurance                          92.6         106.3          72.7
     Expenses                                                           72.4          71.5          52.7
                                                                      ------        ------        ------
     Total benefits and expenses                                       165.0         177.8         125.4
                                                                      ------        ------        ------
Income from continuing operations before income taxes                 $ 10.1        $  4.4        $ 14.6
                                                                      ======        ======        ======

       B u i l d i n g   R e l a t i o n s h i p s   f o r   L i f e(R)




     The following table sets forth Guarantee Life's group insurance underwriting income for the years ended December 31, 1996, 1995 and 1994.

                                                              Group Underwriting Income
                                                               Year Ended December 31,
                          ------------------------------------------------------------------------------------------------
                                      1996                              1995                              1994
                          ----------------------------      -----------------------------      ---------------------------
                                                                    (in millions)
                            Core     Specialty                Core     Specialty                Core     Specialty
                          Products   Products    Total      Products   Products     Total      Products  Products    Total
                          --------   --------   ------      --------   --------    ------      --------  --------   ------
Gross insurance
  premiums                 $126.9     $ 66.2    $193.1       $108.0     $ 98.3     $206.3       $ 85.6    $ 93.8    $179.4
Ceded to reinsurers          (2.6)     (36.9)    (39.5)        (3.4)     (39.8)     (43.2)        (6.1)    (61.4)    (67.5)
                           ------     ------    ------       ------     ------     ------       ------    ------    ------
Net premiums                124.3       29.3     153.6        104.6       58.5      163.1         79.5      32.4     111.9
Ceding
  commissions                (0.2)      12.6      12.4          0.3        8.2        8.5          1.6      17.4      19.0
                           ------     ------    ------       ------     ------     ------       ------    ------    ------
  Total net premiums
      and ceding
      commissions           124.1       41.9     166.0        104.9       66.7      171.6         81.1      49.8     130.9
                           ------     ------    ------       ------     ------     ------       ------    ------    ------
Gross policyholder
  benefits                   82.2       41.1     123.3         71.6       70.0      141.6         54.5      61.2     115.7
Recoveries from reinsurers   (1.3)     (29.4)    (30.7)         0.0      (35.3)     (35.3)        (0.6)    (42.4)    (43.0)
                           ------     ------    ------       ------     ------     ------       ------    ------    ------
Net benefits                 80.9       11.7      92.6         71.6       34.7      106.3         53.9      18.8      72.7
Expenses                     47.1       25.3      72.4         38.3       33.2       71.5         25.4      27.3      52.7
                           ------     ------    ------       ------     ------     ------       ------    ------    ------
  Total net benefits
      and expenses          128.0       37.0     165.0        109.9       67.9      177.8         79.3      46.1     125.4
                           ------     ------    ------       ------     ------     ------       ------    ------    ------
Underwriting income
      (loss)               $ (3.9)    $  4.9    $  1.0       $ (5.0)    $ (1.2)    $ (6.2)      $  1.8    $  3.7    $  5.5
                           ======     ======    ======       ======     ======     ======       ======    ======    ======

     Total group net premiums decreased $9.5 million, or 5.8%, to $153.6 million in 1996 from $163.1 million in 1995. This decrease is the net effect of the $19.7 million growth in core products and the $29.2 million decrease in specialty products. Total group net premiums increased $51.2 million, or 45.8%, to $163.1 million in 1995 from $111.9 million in 1994. This increase was due primarily to growth in the core product premiums generated by the group sales offices, growth in the specialty product direct premiums, and a decrease in the amount of premium ceded, especially in the specialty product line.

     Core products net premiums increased $19.7 million, or 18.8%, to $124.3 million in 1996 from $104.6 million in 1995. The increase was primarily due to increased sales of all core products through the existing seventeen group sales offices and the opening of three additional group sales offices in Boston, Phoenix, and Miami during 1996. First year annualized premiums for core products generated from the group sales offices have increased 43.0% in 1996, to $49.2 million, from $34.4 million in 1995. Core products net premiums increased $25.1 million, or 31.6%, to $104.6 million in 1995 from $79.5 million in 1994. This increase was due primarily to increased sales of all core products in the group sales offices.

     Specialty products net premiums decreased $29.2 million, or 49.9%, to $29.3 million in 1996 from $58.5 million in 1995. This decrease was primarily due to Guarantee Life's decision to stop writing the SMART major medical product in 1995, causing a $16.7 million reduction in net premiums in 1996. During all of 1996, Guarantee Life continued to manage growth in the excess loss product during the current cycle in the group health insurance industry. As a result, excess loss net premiums decreased $13.0 million in 1996. Specialty products net premiums increased $26.1 million, or 80.6%, to $58.5 million in 1995 from $32.4 million in 1994. This increase was primarily due to a significant reduction in ceded premiums for both excess loss and SMART, and increased excess loss premiums.

       G u a r a n t e e   L i f e   1 9 9 6   A n n u a l   R e p o r t




     Core products net benefits increased $9.3 million, or 13.0%, to $80.9 million in 1996 from $71.6 million in 1995. This increase was the net effect of the increase caused by higher premium in all core products, which was offset by significant improvements in underwriting experience in all core products. Core products net benefits increased $17.7 million, or 32.8%, to $71.6 million in 1995 from $53.9 million in 1994. This increase was caused by the 31.6% increase in core products net premiums and deterioration in underwriting experience in most core products. These increases were offset by significant improvements in the LTD product.

     Specialty products net benefits decreased $23.0 million, or 66.3%, to $11.7 million in 1996 from $34.7 million in 1995. This decrease was due primarily to decreased premium volume, as underwriting experience did not change significantly. Specialty products net benefits increased $15.9 million, or 84.6%, to $34.7 million in 1995 from $18.8 million in 1994. This increase was caused mainly by the 80.6% increase in net premiums, offset slightly by improved underwriting experience.

     Total group expenses increased $0.9 million, or 1.3%, to $72.4 million in 1996 from $71.5 million in 1995. These changes are the net effects of increases in variable expenses such as commissions and premium taxes from increased premiums in core products, offset by decreases in the corresponding expenses in specialty products. Other operating expenses for core products have increased over 1995 at a decreasing rate, during the year, as the business has grown. Certain operating expenses for specialty products are decreasing, but at a slower rate than net premiums, as the block of business must be administered during the runoff of the SMART product and the management of the excess loss product during the current cycle in the group health insurance industry. Total group expenses increased $18.8 million, or 35.7%, to $71.5 million in 1995 from $52.7 million in 1994. This increase was primarily due to an increase in commissions and premium taxes as a result of premium growth, increased spending for the group management information and administration system and increased staffing levels in the home office and group sales offices.

     Insurance Operations-Individual

     The following table sets forth certain summarized financial data for Guarantee Life's individual insurance business for the years ended December 31, 1996, 1995 and 1994.

                                                                          Year Ended December 31,
                                                                 ---------------------------------------
                                                                   1996            1995            1994
                                                                 -------         -------         -------
                                                                              (in millions)
Revenues:
    Premiums, net of reinsurance                                  $ 23.7          $ 23.3          $ 25.0
    Policyholder assessments                                        26.1            22.2            21.7
    Investment income, net                                          65.4            64.4            61.0
    Realized investment gains (losses)                               0.5             2.0            (0.9)
    Ceding commissions and other income                              0.4             0.3             0.7
                                                                  ------          ------          ------
    Total revenues                                                 116.1           112.2           107.5
Benefits and expenses:
    Policyholder benefits, net of reinsurance                       34.6            33.5            33.6
    Interest credited to account balances                           26.5            25.6            23.9
                                                                  ------          ------          ------
    Total policyholder benefits                                     61.1            59.1            57.5
    Expenses                                                        30.6            27.0            26.6
    Dividends to policyholders                                      10.8            10.6            10.6
                                                                  ------          ------          ------
    Total policyholder benefits, expenses and dividends            102.5            96.7            94.7
                                                                  ------          ------          ------
Income from continuing operations before income taxes             $ 13.6          $ 15.5          $ 12.8
                                                                  ======          ======          ======

       B u i l d i n g   R e l a t i o n s h i p s   f o r   L i f e(R)




     Net premiums increased $0.4 million, or 1.7%, to $23.7 million in 1996 from $23.3 million in 1995. This increase is the net effect of an increase in premiums on policy riders and a slight decrease in traditional life premium. Net premiums decreased $1.7 million, or 6.8%, to $23.3 million in 1995 from $25.0 million in 1994 due to the decline in the amount of traditional life insurance in force as the low level of traditional life insurance sales were insufficient to replace normal attrition.

     Policyholder assessments increased $3.9 million, or 17.6%, to $26.1 million in 1996 from $22.2 million in 1995. This increase was in the universal life lines of business, including $2.4 million from a block of universal life policies acquired in the third quarter.

     Total individual policyholder benefits increased $2.0 million or 3.4% to $61.1 million in 1996 from $59.1 million in 1995. Excluding interest credited to policyholder account balances, total individual policyholder benefits increased $1.1 million, or 3.3% to $34.6 million in 1996 from $33.5 million in 1995. This increase was due to the net effect of a $2.4 million increase in universal life benefits, offset by a $1.3 million decrease in traditional life lines of business. Total individual policyholder benefits increased $1.6 million, or 2.8%, to $59.1 million in 1995 from $57.5 million in 1994. Excluding interest credited to policyholder account balances, total individual policyholder benefits remained flat in 1995 compared to 1994.

     Interest credited to policyholder account balances increased $0.9 million, or 3.5%, to $26.5 million in 1996 from $25.6 million in 1995. This increase is the net effect of a $2.1 million increase for universal life, as the increase in account balances offset lower crediting rates, and a $1.2 million decrease for annuities. Interest credited on policyholder account balances increased $1.7 million, or 7.1%, to $25.6 million in 1995, from $23.9 million in 1994. This increase was due mainly to the increased account values, as average crediting rates increased slightly.

Weighted average interest crediting rates for 1996, 1995 and 1994 were as follows:

                                                     Year Ended December 31,
                                                --------------------------------
                                                 1996         1995         1994
                                                ------       ------       ------
     Universal life                             5.90%        6.03%        5.99%
     Annuities                                  5.46         5.93         5.80

     Total individual expenses increased $3.6 million, or 13.3%, to $30.6 million in 1996 from $27.0 million in 1995. This increase was primarily due to a $4.1 million increase in DPAC amortization, offset in part by a decrease in operating expenses. DPAC amortization increased because of the universal life policies acquired, as well as favorable mortality and interest margins on existing universal life policies. Total individual expenses increased $0.4 million, or 1.5%, to $27.0 million in 1995 from $26.6 million in 1994, reflecting a $2.3 million increase in DPAC amortization, as 1994 was unusually low due to changes in estimates recorded then. This increase was offset by a slight decrease in commissions as well as a $1.2 million decrease in other operating expenses.

     Policyholder dividends remained flat during 1996 and 1995, reflecting an unchanged dividend scale applied to slightly higher policy values.

Liquidity and Capital Resources

     The Holding Company's ability to pay dividends to its stockholders and meet its obligations, including debt service and operating expenses, primarily depends upon receiving sufficient funds from its insurance subsidiaries. The payment of dividends by Guarantee Life Insurance to the Holding Company is subject to restrictions set forth in the insurance laws and regulations of Nebraska. The Board of Directors of Guarantee Life Insurance declared a $10 million dividend to the Holding Company, with a record date of November 29, 1996.

       G u a r a n t e e   L i f e   1 9 9 6   A n n u a l   R e p o r t




     Guarantee Life has a $30.0 million senior secured revolving line of credit to be used for general corporate purposes and to fund capital infusions to subsidiaries and future acquisitions. The credit agreement is effective through 2000. Funding for the credit facility is being provided by ChaseMellon Bank, Norwest Bank Nebraska, N.A. and State Street Bank and Trust Company.

     Life insurance companies such as Guarantee Life Insurance expect to produce a positive cash flow from operations and scheduled principal repayments from their investment portfolios. This cash flow is used to fund an investment portfolio to finance future benefit payments, which represent long-term obligations calculated using certain assumed interest rates. Since future benefit payments are primarily long-term obligations, Guarantee Life Insurance's investments are predominately long-term fixed rate instruments such as fixed maturity securities and mortgage loans which are expected to provide a sufficient return to cover these obligations. The nature and quality of the various types of investments purchased by a life insurance company must comply with the statutes and regulations imposed by certain of the states in which that company is licensed.

     Historically, Guarantee Life has generated positive cash flow from continuing operating activities and net deposits to policyholder accounts, and used these funds to purchase fixed maturity securities or other invested assets. For the years ended December 31, 1996, 1995, and 1994, Guarantee Life generated positive cash flow from continuing operating activities and net deposits to policyholder accounts of $20.4 million, $38.6 million, and $45.9 million respectively. This decrease is due to net surrenders of traditional annuities.

     The principal requirements for liquidity in connection with Guarantee Life's operations are its contractual obligations to policyholders and annuitants and its payment of dividends to policyholders. Guarantee Life's contractual obligations include payments of surrender benefits, contract withdrawals, claims under outstanding insurance policies and annuities, and policy loans. The primary sources for meeting these contractual requirements are investment income and scheduled principal repayments from its total investment portfolio, and a portion of its premium income. To provide for additional liquidity to meet normal variations in contract obligations, Guarantee Life maintains cash and short-term investments and a portfolio of publicly traded fixed maturity securities.

     All of the jurisdictions in which Guarantee Life is admitted to transact business require life insurance companies doing business within the state to participate in guaranty associations, which are organized to pay contractual benefits owed under insurance policies issued by impaired, insolvent or failed life insurance companies. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assessments levied against Guarantee Life aggregated $258,000 during 1996. As of December 31, 1996, Guarantee Life maintains a reserve of $1.5 million for future assessments in respect of currently impaired, insolvent or failed insurers. While the amount of any future assessment cannot be predicted with certainty, management believes, based upon a review of the current significant insolvency proceedings of insurers located in states in which Guarantee Life does business, that future guaranty assessments for insurer insolvencies will not have a material adverse effect on Guarantee Life's liquidity and capital resources.

       B u i l d i n g   R e l a t i o n s h i p s   f o r   L i f e(R)




Interest Rate Changes

     Interest rate changes may have temporary effects on the sale and profitability of the universal life and annuity products offered by Guarantee Life's insurance operations. For example, if interest rates rise, competing investments (such as annuities or life insurance offered by Guarantee Life's competitors, certificates of deposit, mutual funds, and similar instruments) may become more attractive to potential purchasers of Guarantee Life's products until Guarantee Life increases the rate credited to holders of its universal life and annuity products. Guarantee Life constantly monitors interest earnings on existing assets and yields available on new investments and sells policies and annuities that permit flexible responses to interest rate changes as part of its management of interest spreads.

     Changes in interest rates have not had a significant impact on Guarantee Life's net income, although the interest rate environment has affected sales of certain Guarantee Life product lines and may affect surrender and withdrawal rates. For instance, Guarantee Life's sale of annuities were flat in 1994 and declined during 1995, during which time Guarantee Life maintained the spread between crediting rates and earned rates on its annuities and other interest-sensitive life insurance product portfolio. While sales of traditional fixed annuities decreased in 1996 as well, total annuity sales increased 14.8%, to $9.3 million. This increase is a result of Guarantee Life's third quarter introduction of an equity indexed single premium deferred annuity with credited rates linked to the growth in the S&P 500 index. The profitability of Guarantee Life's products, however, is based upon not only interest rate spreads but also on persistency, mortality, morbidity and expenses.

       G u a r a n t e e   L i f e   1 9 9 6   A n n u a l   R e p o r t




INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

To the Shareholders and Board of Directors of The Guarantee Life Companies Inc.:

     We have audited the accompanying consolidated balance sheets of The Guarantee Life Companies Inc. and subsidiaries (Guarantee Life) as of December 31, 1996 and December 31, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of Guarantee Life's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As described in Note 1 to the consolidated financial statements, Guarantee Life converted from a mutual to a stock life insurance company (Demutualization) in 1995. The accompanying consolidated financial statements for the periods prior to the Demutualization have been prepared utilizing generally accepted accounting principles for stock life insurance companies as if Guarantee Life was a stock life insurance company before the Demutualization. The accounting policies used in the preparation of these consolidated financial statements are described in Note 1.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Guarantee Life Companies Inc. and subsidiaries as of December 31, 1996 and December 31, 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, Guarantee Life adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, in 1994.

                                        KPMG Peat Marwick LLP

Omaha, Nebraska
February 14, 1997

       B u i l d i n g   R e l a t i o n s h i p s   f o r   L i f e (R)




               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
                      (in thousands except per share data)

                                                                                                     December 31,
                                                                                            ----------------------------
                                                                                                1996             1995
                                                                                            -----------      -----------
                                                  Assets
                                              --------------

Invested assets:
     Fixed maturities:
         Available-for-sale, at fair value (amortized cost: $520,741 and $490,667).         $   526,799      $   505,832
         Held-to-maturity, at amortized cost (fair value: $147,813 and $158,131).               138,584          140,046
                                                                                            -----------      -----------
                                                                                                665,383          645,878
     Equity securities, at fair value (cost: $3,009 and $5,277).                                  2,946            5,999
     Mortgage loans, net                                                                         70,156           61,467
     Policy loans                                                                                19,482           14,043
     Investment real estate, net                                                                  6,620            6,864
     Other invested assets, net                                                                  29,880           17,322
     Closed block invested assets                                                               299,807          304,557
                                                                                            -----------      -----------
Total invested assets                                                                         1,094,274        1,056,130
Cash and cash equivalents                                                                         2,079           25,301
Accrued investment income                                                                        11,623           11,347
Ceded reinsurance recoverables                                                                   61,697           62,876
Accounts receivable, net                                                                          8,289            8,907
Deferred policy acquisition costs                                                                77,968           70,168
Property, plant and equipment, net                                                               20,102           20,340
Other assets                                                                                      3,690            3,472
Closed block other assets                                                                        22,020           22,234
                                                                                            -----------      -----------
Total assets                                                                                $ 1,301,742      $ 1,280,775
                                                                                            ===========      ===========

                                   Liabilities and Shareholders' Equity
                                ------------------------------------------

Future policy benefits:
     Life                                                                                   $    43,140      $    37,982
     Accident and health                                                                         64,007           58,081
Policyholder account balances:
     Universal life contracts                                                                   257,362          185,171
     Annuity contracts                                                                          202,735          216,905
Policy and contract claims                                                                       50,248           59,641
Other policyholder funds                                                                         13,662           12,793
Unearned premium revenue                                                                         10,679           10,505
Amounts payable to reinsurers                                                                     2,077            7,359
Other liabilities                                                                                29,415           47,176
Closed block liabilities                                                                        387,383          388,263
Discontinued operations                                                                          32,362           50,637
                                                                                            -----------      -----------
Total liabilities                                                                             1,093,070        1,074,513

Shareholders' equity:
     Common stock $0.01 par value; 30,000,000 shares authorized, 9,944,383 shares
         issued and outstanding                                                                      99               99
     Additional paid-in capital                                                                 191,226          191,226
     Retained earnings                                                                           13,435               11
     Unrealized appreciation of invested securities carried at fair
         value, net                                                                               3,912           14,926
                                                                                            -----------      -----------
Total shareholders' equity                                                                      208,672          206,262
Commitments and contingencies                                                                         -                -
                                                                                            -----------      -----------
Total liabilities and shareholders' equity                                                  $ 1,301,742      $ 1,280,775
                                                                                            ===========      ===========

See accompanying notes to consolidated financial statements.

       G u a r a n t e e   L i f e   1 9 9 6   A n n u a l   R e p o r t




               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
                      (in thousands, except per share data)

                                                                          Years Ended December 31,
                                                                    ------------------------------------
                                                                      1996          1995          1994
                                                                    --------      --------      --------
Revenues:
Insurance premiums and policyholder assessments:
     Life                                                           $ 64,932      $ 80,830      $ 75,762
     Accident and health                                             136,158       154,741       134,752
     Policyholder assessments                                         26,080        22,165        21,694
     Ceded to reinsurers                                             (45,480)      (49,225)      (73,645)
                                                                    --------      --------      --------
                                                                     181,690       208,511       158,563
Investment income, net                                                54,371        74,615        70,419
Realized investment gains (losses)                                       167         2,448        (1,209)
Ceding commissions                                                    12,664         8,500        19,647
Contribution from closed block                                         3,071             -             -
Other income                                                              36           346            82
                                                                    --------      --------      --------
Total revenues                                                       251,999       294,420       247,502
                                                                    --------      --------      --------

Policyholder benefits:
Benefits:
     Life                                                             57,655        72,614        67,571
     Accident and health                                              85,759       108,324        88,277
     Reinsurance recoveries                                          (36,468)      (41,107)      (49,515)
                                                                    --------      --------      --------
                                                                     106,946       139,831       106,333
Interest credited to policyholder account balances:
     Annuity contracts                                                11,021        12,259        11,571
     Universal contracts                                              12,467        10,328         9,286
     Other                                                                 -         3,004         3,000
                                                                    --------      --------      --------
Total policyholder benefits                                          130,434       165,422       130,190
                                                                    --------      --------      --------

Expenses:
Policy acquisition costs                                              47,554        47,573        40,785
Other insurance operating expenses                                    51,365        50,985        38,517
                                                                    --------      --------      --------
Total expenses                                                        98,919        98,558        79,302
                                                                    --------      --------      --------
Income from continuing operations before dividends to
     policyholders and income taxes                                   22,646        30,440        38,010
Dividends to policyholders                                                 -        10,571        10,608
                                                                    --------      --------      --------
Income from continuing operations before income taxes                 22,646        19,869        27,402
Income tax expense                                                     7,926         9,065        11,717
                                                                    --------      --------      --------
Net income from continuing operations                                 14,720        10,804        15,685
Net income (loss) from discontinued operations                           295        (1,697)       (1,888)
Extraordinary charge for demutualization expense, net                      -         7,737         8,109
                                                                    --------      --------      --------
Net income                                                          $ 15,015      $  1,370      $  5,688
                                                                    ========      ========      ========

Earnings per share:
     Weighted average shares outstanding                               9,944           n/a           n/a
                                                                    ========      ========      ========
     Net income from continuing operations                          $   1.48           n/a           n/a
                                                                    ========      ========      ========
     Net income                                                     $   1.51           n/a           n/a
                                                                    ========      ========      ========

See accompanying notes to consolidated financial statements.

         B u i l d i n g   R e l a t i o n s h i p s   f o r   L i f e(R)



               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
                                (in thousands)

                                                                            Years Ended December 31,
                                                                  --------------------------------------------
                                                                      1996            1995            1994
                                                                  ------------    ------------    ------------
Common stock, beginning of year                                   $         99    $          -    $          -
Issuance of common stock, 9,944,383 shares                                   -              99               -
                                                                  ------------    ------------    ------------
Common stock, end of year                                                   99              99               -
                                                                  ------------    ------------    ------------

Additional paid in capital, beginning of year                          191,226               -               -
Issuance of common stock                                                     -         191,226               -
                                                                  ------------    ------------    ------------
Additional paid in-capital, end of year                                191,226         191,226               -
                                                                  ------------    ------------    ------------

Retained earnings, beginning of year                                        11         168,611         162,923
Net income before demutualization                                            -           1,359           5,688
Demutualization transaction                                                  -        (169,970)             -
Net income after demutualization                                        15,015              11              -
Shareholder dividends declared                                          (1,591)              -              -
                                                                  ------------    ------------    ------------
Retained earnings, end of year                                          13,435              11         168,611
                                                                  ------------    ------------    ------------

Net unrealized appreciation (depreciation) on invested assets carried at fair value:

Beginning of year                                                       14,926         (35,765)            578
Effect of adopting SFAS 115, net                                             -               -          16,793
Unrealized appreciation (depreciation) of invested assets
       carried at fair value, net                                      (11,014)         50,691         (53,136)
                                                                  ------------    ------------    ------------
End of year                                                              3,912          14,926         (35,765)
                                                                  ------------    ------------    ------------

Total shareholders' equity                                        $    208,672    $    206,262    $    132,846
                                                                  ============    ============    ============

See accompanying notes to consolidated financial statements.

       G u a r a n t e e   L i f e   1 9 9 6   A n n u a l   R e p o r t



               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
                                (in thousands)

                                                                           Years Ended December 31,
                                                                  --------------------------------------------
                                                                      1996            1995            1994
                                                                  ------------    ------------    ------------
Cash flows from operating activities:
Net income from continuing operations                             $     14,720    $     10,804    $     15,685
Adjustments to reconcile net income from continuing
     operations to net cash provided by continuing operating
     activities:
         Policyholder assessments                                      (26,080)        (19,772)        (18,215)
         Interest credited to policyholder account balances             23,488          25,591          23,857
         Realized investment (gains) losses                               (167)         (2,448)          1,209
         Change in
            Ceded reinsurance recoverables                               1,179           4,961           1,414
            Deferred policy acquisition costs                            3,438              56          (3,322)
            Liabilities for future policy benefits                      11,084           3,105           6,565
            Policy and contract claims                                  (9,393)          3,930           1,132
            Deferred income taxes                                       (1,780)         (2,590)         (6,083)
            Closed block assets and liabilities, net                      (666)          5,624               -
         Other, net                                                      3,504          (6,887)         (1,843)
                                                                  ------------    ------------    ------------
Net cash provided by continuing operating activities                    19,327          22,374          20,399
                                                                  ------------    ------------    ------------
Net cash provided (used) by discontinued operations                    (17,980)        (26,387)         27,854
                                                                  ------------    ------------    ------------
Net cash provided (used) by operating activities                         1,347          (4,013)         48,253
                                                                  ------------    ------------    ------------
Cash flows from investing activities:

Purchase of fixed maturities                                          (235,544)       (162,158)       (141,849)
Proceeds from sale of fixed maturities:
       Available-for-sale                                              194,471         144,391          25,599
Maturities, calls and principal reductions of fixed maturities          54,531          39,129          69,402
Purchase of mortgage loans                                             (13,542)        (15,745)        (24,846)
Proceeds from repayment of mortgage loans                                4,773           2,206           3,096
Acquisition of block of policies, net of cash acquired                  (7,691)              -               -
Change in closed block invested assets, net                             (1,267)         (4,991)              -
Other, net                                                             (12,899)        (18,010)         (1,576)
                                                                  ------------    ------------    ------------
Net cash used by investing activities                                  (17,168)        (15,178)        (70,174)
                                                                  ------------    ------------    ------------
Cash flows from financing activities:

Deposits to policyholder account balances                               50,635          48,540          62,408
Withdrawals from policyholder account balances                         (49,568)        (32,321)        (36,896)
Shareholder dividends                                                   (1,591)              -               -
Net proceeds from initial public offering                                               33,457               -
Policyholder cashouts from demutualization                              (6,877)              -               -
Extraordinary charge for demutualization expense                             -          (7,737)         (8,109)
                                                                  ------------    ------------    ------------
Net cash provided by financing activities                               (7,401)         41,939          17,403
                                                                  ------------    ------------    ------------
Net increase (decrease) in cash and cash equivalents                   (23,222)         22,748          (4,518)
                                                                  ------------    ------------    ------------
Cash and cash equivalents at beginning of year                          25,301           2,553           7,071
                                                                  ------------    ------------    ------------
Cash and cash equivalents at end of year                          $      2,079    $     25,301    $      2,553
                                                                  ============    ============    ============
See accompanying notes to consolidated financial statements.


         B u i l d i n g  R e l a t i o n s h i p s  f o r  L i f e(R)




THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
--------------------------------------------------------------------------------

(1)   Summary of Significant Accounting Policies

       (a) Organization and Principles of Consolidation

       The consolidated financial statements include The Guarantee Life Companies Inc. (Holding Company) and its direct and indirect wholly-owned insurance subsidiaries, all of which are collectively referred to hereinafter as "Guarantee Life". Insurance subsidiaries, all of which are domiciled in Nebraska, include: Guarantee Life Insurance Company (Guarantee Life Insurance), Guarantee American Life Company (Guarantee American) and Guarantee Protective Life Company (Guarantee Protective). All significant intercompany transactions have been eliminated in consolidation.

       On December 6, 1996, Guarantee American was renamed "NGL American Life Insurance Company" in anticipation of its sale to National Guardian Life Insurance Company, which sale is scheduled to close on January 1, 1997. The sale is expected to result in a gain of approximately $800 thousand, and reduce invested assets by approximately $4.4 million.

       During 1996, the Holding Company's Board of Directors adopted a shareholder rights plan that is intended to ensure fair treatment of shareholders in the event of any unsolicited offer that might lead to change in control of Guarantee Life.

       According to the plan, shareholders of record on November 29, 1996, received one right for each share of common stock owned on that date. Each right, when exercised, will entitle its holder to purchase one one-thousandth of a share of Series A Junior Participating Cumulative Preferred Stock of the Holding Company at an exercise price of $80.00.

       The plan provides that after a person or group acquires 15% or more of the Holding Company's voting shares, each of the rights (other than the rights held by the 15% holder which become void once the holder reaches the 15% threshold) offers the holder the right to acquire, upon payment of the exercise price, common stock having a market value equal to twice the exercise price. In addition, in the event that after a person or group acquires 15% or more of the Holding Company's voting shares, or the Holding Company is acquired in a merger or other business combination transaction or 50% or more of Guarantee Life's assets, cash flow or earnings power are sold or otherwise transferred, each of the rights (other than the rights held by the 15% holder) offers the holders the right to acquire, upon payment of the exercise price, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the right. The plan also provides that if a person or group acquires at least 15%, but less than 50%, of the Holding Company's voting stock, the Board may exchange each right (other than those rights held by the 15% holder) for one share of the Holding Company's common stock.

       The rights may be redeemed by the Board of Directors for $0.01 per right at any time prior to the first public announcement or communication to Guarantee Life that a person or group has crossed the 15% threshold. The rights will expire on November 18, 2006, unless earlier redeemed or exchanged by the Holding Company in accordance with the provisions of the plan.

         G u a r a n t e e  L i f e  1 9 9 6  A n n u a l  R e p o r t




       On December 15, 1994, Guarantee Life Insurance's Board of Directors adopted a plan to convert Guarantee Life Insurance from its mutual form to a stock life insurance company (demutualization). The Holding Company, a Delaware corporation, was formed to act as the holding company for the demutualization of Guarantee Life Insurance. The principal purpose of the demutualization was to enhance the strategic and financial flexibility by, among other things, creating opportunities to obtain additional capital from currently unavailable sources and by creating a corporate structure which will facilitate acquisitions. Demutualization also provided eligible policyholders with an opportunity to convert their interests in Guarantee Life Insurance into publicly traded shares of the Holding Company or other consideration.

       The demutualization was approved by policyholders on August 24, 1995. On December 26, 1995, (the Effective Date) the Holding Company completed an initial public offering of 2,875,000 shares, representing an approximate 29 percent ownership interest in Holding Company outstanding common stock. The net proceeds from the offering, after the underwriting discount and issue costs, totaled $33.5 million. In connection with the demutualization, 7,069,383 shares were issued to certain eligible policyholders, other eligible policyholders received $6.9 million in cash in lieu of common stock, while other eligible policyholders received $4.5 million of policy credits.

       The accompanying consolidated statements of income reflect extraordinary charges of $7.7 million, and $8.1 million (all net of taxes) for the years ended December 31, 1995, and 1994, respectively, relating to costs associated with the demutualization. Certain of the demutualization expenses are not expected to be deductible for federal income tax purposes as they are related to reorganization activities.

       Closed Block
       The plan of conversion contained an arrangement, known as a closed block, to provide for dividends on policies that were in force on the effective date and are within the classes of individual policies for which Guarantee Life Insurance had a dividend scale in effect for 1994. The closed block is designed to give reasonable assurance to holders of affected policies that assets will be available to support such policies, including maintaining dividend scales in effect for 1994 if the experience underlying such scales continues. The assets, including revenue therefrom, allocated to the closed block will accrue solely to the benefit of the holders of policies included in the block until the block is no longer in effect. Guarantee Life will not be required to support the payment of dividends on closed block policies from its general funds.

       The closed block assets and liabilities and results of operations are presented in the consolidated financial statements as single line items (see note 7). Unless specifically stated, all disclosures contained herein supporting the consolidated financial statements exclude the closed block related amounts.

       (b) Investments in Fixed Maturities and Equity Securities

       Changes in accounting
       At January 1, 1994, Guarantee Life adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115), which expands the use of fair value accounting for those securities that a company does not have positive intent and ability to hold to maturity. Implementation of this standard increased consolidated shareholders' equity by $16.8 million, which reflected the unrealized appreciation of fixed maturities available-for-sale, net of related deferred policy acquisition costs and deferred taxes.

       Categorization of fixed maturities and equity securities
       SFAS 115 requires that debt and equity securities be carried at fair value unless Guarantee Life has the positive intent and ability to hold these investments to maturity. Debt and equity securities must be classified into one of three categories: 1) held-to-maturity, 2) available-for-sale, or 3) trading securities. Upon adoption, Guarantee Life classified certain debt and all equity securities as available-for-sale and, accordingly, recorded them at fair value. Related balance sheet accounts are adjusted as if the unrealized gains had been realized at the balance sheet date, and the net unrealized gains or losses on securities are credited or debited directly to shareholders' equity.

       B u i l d i n g   R e l a t i o n s h i p s   f o r   L i f e(R)




       Effective with the adoption of SFAS 115, management determines the appropriate classification of fixed maturities and equity securities at the time of purchase and reevaluates such designation at each balance sheet date. When changes in conditions cause a fixed maturity investment to be transferred to a different category, the security is transferred to the new category at its fair value at the date of transfer. During 1995, Guarantee Life transferred two securities with amortized cost totalling $3.0 million from the held-to-maturity category due to deterioration in the issuers credit quality. There was an unrealized loss of $1.0 million related to these transfers. During 1994, Guarantee Life transferred one security with amortized cost of $2.7 million from the held-to-maturity category due to deterioration in the issuers credit quality. The security was subsequently sold at a minimal loss.

       In November 1995, the Financial Accounting Standards Board issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities". This Special Report allowed for a reevaluation of the classification of debt and equity securities, and a one-time transfer between categories. On December 29, 1995, Guarantee Life transferred 38 securities with amortized cost totalling $58.6 million from held-to-maturity to available-for-sale, with the corresponding $0.8 million in unrealized loss being charged to shareholders' equity. These transfers were made to afford consistent classification for similar investment securities across all product portfolios.

       Available-for-sale fixed maturities and equity securities Available-for-sale fixed maturities and equity securities (common and nonredeemable preferred stocks) are carried at fair value. After adjusting related balance sheet accounts as if the unrealized gains had been realized, the net adjustment is recorded in net unrealized appreciation (depreciation) on securities within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security is reduced to its net realizable value, and the reduction is recorded as a realized loss.

       Held-to-maturity fixed maturities
       Fixed maturities for which Guarantee Life has both the ability and the intent to hold to maturity are stated at amortized cost adjusted for other than temporary fair value decline. Amortized cost reflects actual cost adjusted for amortization of premium and accretion of discount.

       Mortgage loans
       Mortgage loans on real estate are stated at unpaid principal balance, net of unamortized discounts and valuation allowances. The valuation allowances on mortgage loans are based on losses expected by management to be realized on transfers of mortgage loans to real estate, on the disposition or settlement of mortgage loans and on mortgage loans which management believes may not be collectible in full.

       Policy loans, investment real estate and other invested assets
       Policy loans are carried at unpaid balances. Investment real estate is generally stated at depreciated cost, including development costs, less allowances for other than temporary decline in value. Investment real estate acquired in satisfaction of debt is valued at the lower of cost or estimated fair value at date of acquisition and is periodically revalued. Other invested assets are recorded at amortized cost less allowances for other than temporary decline in value.

       Investment income
       Bond premium and discounts are amortized into income using the scientific yield method over the term of the security. Premiums and discounts on mortgage-backed securities are amortized using the interest method over the expected life of each security. In addition, a pro rata portion of premiums and discounts is recognized when unscheduled principal payments are received and is included in net investment income. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in fair values of available-for-sale fixed maturities and equity securities are reflected as unrealized gains (losses) directly in shareholders' equity and, accordingly, have no effect on net income.

       G u a r a n t e e   L i f e   1 9 9 6   A n n u a l   R e p o r t

       Invested asset impairment and valuation allowances
       Invested assets are considered impaired when Guarantee Life determines that collection of all amounts due under the contractual terms is doubtful. Guarantee Life adjusts invested assets to their estimated net realizable value at the point at which it determines an impairment is other than temporary. In addition, Guarantee Life has established valuation allowances for mortgage loans and other invested assets. Valuation allowances for other than temporary impairments in value are netted against the asset categories to which they apply, and additions to valuation allowances are included in total investment results.

       (c) Deferred Policy Acquisition Costs

       Certain commissions, expenses of the policy issue and underwriting departments and other variable expenses have been deferred. For limited payment and other traditional life insurance policies, these deferred policy acquisition costs are being amortized in proportion to the ratio of the expected annual premium revenue to the expected total premium revenue. Expected premium revenue was estimated with the same assumptions used for computing liabilities for future policy benefits for these policies.

       For universal life and annuity type contracts, the deferred policy acquisition costs are amortized over a period of not more than twenty years in relation to the present value of estimated gross profits arising from estimates of mortality, interest, expense and surrender experience. The estimates of expected gross profits are evaluated regularly and are revised if actual experience or other evidence indicates that revision is appropriate. Upon revision, total amortization recorded to date is adjusted by a charge or credit to current earnings. Under SFAS 115, deferred policy acquisition costs are adjusted for the impact on estimated gross profits of net unrealized gains and losses on securities.

       (d) Recognition of Insurance Premium Revenue and Related Expenses

       For limited payment contracts, net premiums are recorded as revenue, and the difference between the gross premium and the net premium is deferred and recognized in income in a constant relationship to insurance in force. For other traditional life policies, premiums are recognized when due, less allowances for estimated uncollectible balances.

       For universal life and annuity policies, contract charges for mortality, surrender and expense, other than front-end expense charges, are reported as income when charged to policyholder accounts. Expenses consist primarily of benefit payments in excess of policyholder account values and interest credited to policyholder accounts. Profits are recognized over the life of universal life type contracts through the amortization of deferred policy acquisition costs in relation to estimated gross profits from mortality, interest, surrender and expense.

       For accident and health policies, premium income is earned pro rata over the term of the contracts. Premiums paid but not earned are recorded as liabilities.

       B u i l d i n g   R e l a t i o n s h i p s   f o r   L i f e(R)

       (e) Future Policy Benefits and Policyholder Account Balances

       For traditional life insurance policies, future policy benefits and dividend liabilities are computed using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on industry standards and Guarantee Life's historical experience which, together with interest and expense assumptions, provide a margin for adverse deviation. Interest rate assumptions principally range from 2.5% to 4.5%. When the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, unrecoverable deferred policy acquisition costs are written off and thereafter a premium deficiency reserve is established through a charge to earnings.

       Accident and health benefits for active lives are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest which provide a margin for adverse deviation. Benefit liabilities for disabled lives are calculated using the present value of benefits method and experience assumptions as to claim termination, expense and interest which also provide a margin for adverse deviation.

       Policyholders' account balances for universal life and annuity policies are equal to the policy account value before deduction of any surrender charges. The policy account value represents an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals. An additional liability is established for deferred front-end expense charges on universal life type policies. These expense charges are recognized in income as policyholder assessments using the same assumptions as are used to amortize deferred policy acquisition costs. Weighted average interest crediting rates for universal life policies were 5.90%, 6.03%, and 5.99%; for annuity policies were 5.46%, 5.93%, and 5.80% for 1996, 1995 and 1994 respectively.

       (f) Policy and Contract Claims

       Guarantee Life establishes a liability for unpaid claims based on estimates of the ultimate cost of claims incurred, which is comprised of aggregate case basis estimates and average claim costs for reported claims and estimates of incurred but unreported losses based on past experience. Guarantee Life's policy and contract claims liability includes a provision for both life and accident and health claims.

       The liability for unreported losses is established using various statistical and actuarial techniques reflecting historical patterns of development of paid and reported losses adjusted for current trends. The liability is continually reviewed and updated as new information becomes available. Resulting adjustments are reflected in income currently. Adjustments related to claims incurred in prior periods have not been material for all periods presented in the accompanying consolidated statements of income.

       Management believes the liabilities for unpaid claims are adequate to cover the ultimate liability; however, due to the underlying risks and the high degree of uncertainty associated with the determination of the liability for unpaid claims, the amounts which will ultimately be paid to settle these liabilities cannot be determined precisely and may vary from the estimated amount included in the consolidated balance sheets.

       (g) Property, Plant and Equipment

       Property, plant and equipment is presented at cost less accumulated depreciation. Expenditures resulting in significant betterment or improvement of the buildings are included in the cost of the building. Maintenance, repairs and renewals of a minor nature are charged to operations as incurred. Guarantee Life uses the straight-line method of depreciation based upon the estimated useful lives of the buildings and improvements.

       G u a r a n t e e   L i f e   1 9 9 6   A n n u a l   R e p o r t


     (h) Guaranty Fund Assessments

     As a condition of doing business, states and jurisdictions in which Guarantee Life does business have adopted laws requiring membership in life and health insurance guaranty funds, which are organized to pay contractual obligations under insurance policies issued by insolvent and failed life and health insurers. Member companies are subject to assessments each year based on life, health or annuity premiums collected in the state. In some states these assessments may be applied against premium taxes.

     In accordance with estimates provided by the National Organization of Life and Health Guaranty Associations, Guarantee Life has established a liability of $1.5 million in the accompanying consolidated financial statements for amounts due for actual and potential insurance company failures in the states where Guarantee Life writes business. Guarantee Life capitalizes the assessments which are deductible when they are paid and generally amortizes the payments over not more than five years. Guaranty fund assessments capitalized are reviewed quarterly to determine that the unamortized portion of such costs does not exceed recoverable amounts. At December 31, 1996, Guarantee Life had $1.9 million of unamortized guaranty fund assessments which are included in other assets.

     (i) Pension and Other Post Retirement Benefits

     Guarantee Life has a defined benefit pension plan which covers substantially all of their employees. Current pension costs are funded at the maximum deductible amount allowed by the Internal Revenue Service (IRS). Periodic net pension expense is based on the cost of incremental benefits for employee service during the period, interest on the projected benefit obligation, actual return on plan assets and amortization of actuarial gains and losses. In addition to providing pension benefits, Guarantee Life provides life insurance benefits to retired employees. Substantially all of Guarantee Life's employees may become eligible for the life benefits. Guarantee Life recognizes the cost of these post retirement benefits as they are earned by the employees and accrues for the expected cost of providing those benefits to employees and their beneficiaries during the years the employees render service.

     (j) Federal Income Taxes

     Guarantee Life intends to file a consolidated federal income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (k) Fair Value of Financial Instruments

     Fair values for fixed securities are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. Prepayments are assumed to occur at the same rate as in previous periods when interest rates were at levels similar to current levels. The fair values for equity securities are based on quoted market prices and are recognized in the consolidated balance sheets.

     The fair values for mortgage loans and policy loans are estimated using discounted cash flow analyses and using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Prepayments are assumed to occur at the same rate as in previous periods when interest rates were at levels similar to current levels. The fair value of investment real estate is based on market values for comparable local real estate. The fair values of Guarantee Life's other invested assets are based on current market prices and discounted expected future cash flows for related investments.

       B u i l d i n g   R e l a t i o n s h i p s   f o r   L i f e(R)


     Fair values for Guarantee Life's liabilities under investment type insurance contracts (that is those contracts without significant mortality risks) are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The intangible value of long-term relationships with policyholders is not taken into account in estimating fair values disclosed. Fair values for Guarantee Life's insurance contracts other than investment type contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in Guarantee Life's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

     (l) Cash Equivalents

     For purposes of the consolidated statements of cash flows, Guarantee Life considers cash equivalents to be all highly liquid debt instruments with original maturities of three months or less when purchased. The carrying amounts reported in the consolidated balance sheets for these instruments approximates their fair value.

     (m) Earnings Per Share

     Per share data is based on the weighted average number of shares of common stock, which was 9,944,383 in 1996.

     (n) Discontinued Operations

     In 1994, Guarantee Life decided to withdraw from the alternate workers' compensation benefit program segment. The operations of this segment have been reflected on a net basis and classified as discontinued operations in the accompanying consolidated financial statements. See also note 16.

     (o) Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (p) Reclassifications

     Certain reclassifications have been made to the prior consolidated financial statements to conform with the most current presentation.

       G u a r a n t e e   L i f e   1 9 9 6   A n n u a l   R e p o r t


(2)  Investments

     Fixed maturities at December 31, 1996 (in thousands) are as follows:

                                                                                  Gross          Gross         Estimated
                                                                Amortized      Unrealized      Unrealized         Fair
                                                                   Cost           Gains          Losses          Value
                                                                ---------      ----------      ----------      ---------
Available-for-sale:
    U.S. Treasury securities and obligations of U.S.
       Government corporations and agencies                      $ 72,802       $   1,193       $      54       $ 73,941
    Obligations of states and political subdivisions               10,128             114              34         10,208
    Debt securities issued by foreign governments                   5,894             391               -          6,285
    Corporate securities                                          244,151           8,787           2,459        250,479
    Mortgage-backed securities                                    187,766           2,056           3,936        185,886
                                                                 --------       ---------       ---------       --------
                                                                 $520,741       $  12,541       $   6,483       $526,799
                                                                 ========       =========       =========       ========
Held-to-maturity:
    U.S. Treasury securities and obligations of U.S.
       Government corporations and agencies                      $  2,494       $       -       $      18       $  2,476
    Corporate securities                                          136,090           9,858             611        145,337
                                                                 --------       ---------       ---------       --------
                                                                 $138,584       $   9,858       $     629       $147,813
                                                                 ========       =========       =========       ========

     Guarantee Life manages its credit risk associated with fixed maturities by diversifying its portfolio. At December 31, 1996, Guarantee Life held no corporate debt securities or foreign government debt securities of a single issuer which had a carrying value in excess of 5% of shareholders' equity.

     At December 31, 1996 Guarantee Life held $109.2 million of mortgage-backed securities issued by U.S. Government agencies and $48.7 million of mortgage-backed securities issued by Guarantee Life. At December 31, 1996, Guarantee Life held no other mortgage-backed securities of a single issuer which had a carrying value in excess of 5% of policyholders' equity. Guarantee Life's non-income earning investments in fixed maturities are not material.

     Fixed maturities at December 31, 1995 (in thousands) are as follows:

                                                                                  Gross          Gross         Estimated
                                                                Amortized      Unrealized      Unrealized         Fair
                                                                   Cost           Gains          Losses          Value
                                                                ---------      ----------      ----------      ---------
Available-for-sale:
    U.S. Treasury securities and obligations of U.S.
       Government corporations and agencies                      $ 48,075       $   1,182       $     972       $ 48,285
    Obligations of states and political subdivisions                  782              91               -            873
    Debt securities issued by foreign governments                   8,041             579               -          8,620
    Corporate securities                                          229,399          16,357           3,501        242,255
    Mortgage-backed securities                                    204,370           5,673           4,244        205,799
                                                                 --------       ---------       ---------       --------
                                                                 $490,667       $  23,882       $   8,717       $505,832
                                                                 ========       =========       =========       ========
Held-to-maturity:
    U.S. Treasury securities and obligations of U.S.
       Government corporations and agencies                      $  3,950       $     760       $       -       $  4,710
    Corporate securities                                          136,096          17,935             610       $153,421
                                                                 --------       ---------       ---------       --------
                                                                 $140,046       $  18,695       $     610       $158,131
                                                                 ========       =========       =========       ========

       B u i l d i n g   R e l a t i o n s h i p s   f o r   L i f e (R)




     Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The carrying value, amortized cost and estimated fair value of fixed maturities by contractual maturity (in thousands) are as follows:

                                                                       December 31, 1996
                                                           -----------------------------------------
                                                            Carrying       Amortized      Estimated
                                                             Value           Cost         Fair Value
                                                           ----------      ---------      ----------
Due in one year or less                                      $ 31,332       $ 31,097        $ 31,094
Due after one year through five years                         139,616        136,370         142,456
Due after five years through ten years                        168,354        165,688         171,841
Due after ten years                                           140,195        138,404         143,335
                                                             --------       --------        --------
                                                              479,497        471,559         488,726
Mortgage-backed securities                                    185,886        187,766         185,886
                                                             --------       --------        --------
                                                             $665,383       $659,325        $674,612
                                                             ========       ========        ========

     Guarantee Life had fixed maturities, mortgage loans, preferred stocks and common stocks with carrying values aggregating $10.2 million as of December 31, 1996 on deposit with regulatory authorities.

     A summary of realized investment gains (losses) (in thousands) is as follows:


                                                                   Years Ended December 31,
                                                           ----------------------------------------
                                                             1996             1995            1994
                                                           -------          -------         -------
Fixed maturities:
     Gross gains                                           $ 1,899          $ 3,944         $   643
     Gross losses                                           (2,669)          (1,174)         (1,243)
Equity securities                                            1,002               23              (8)
Other investments                                               (3)             143            (310)
Change in investment valuation allowances                      (62)            (488)           (291)
                                                           -------          -------         -------
Realized investment gains (losses)                         $   167          $ 2,448         $(1,209)
                                                           =======          =======         =======

     A summary of consolidated net investment income (in thousands) is as follows:

                                                                   Years Ended December 31,
                                                           ----------------------------------------
                                                             1996             1995            1994
                                                           -------          -------         -------
Fixed maturities                                           $50,844          $70,330         $71,095
Equity securities                                              434              690             577
Mortgage loans                                               5,607            4,543           3,486
Policy loans                                                 1,171            3,676           3,708
Investment real estate                                       1,930            1,797           1,817
Other                                                        3,175            4,505           2,335
                                                           -------          -------         -------
                                                            63,161           85,541          83,018
Less investment expenses                                    (5,865)          (6,941)         (7,907)
                                                           -------          -------         -------
Net investment income from invested assets                  57,296           78,600          75,111
Less discontinued operations (note 16)                      (2,925)          (3,985)         (4,692)
                                                           -------          -------         -------
Net investment income                                      $54,371          $74,615         $70,419
                                                           =======          =======         =======

     Investment expenses include depreciation and depletion of $0.9 million, $0.9 million, and $1.7 million in 1996, 1995 and 1994, respectively.

       G u a r a n t e e   L i f e   1 9 9 6   A n n u a l   R e p o r t




     The effect of implementing SFAS 115 as of January 1, 1994 was an increase in the carrying value of fixed maturities of $27.0 million, a decrease in deferred policy acquisition costs of $1.1 million, a net increase in deferred income tax liabilities of $9.1 million and an increase in shareholders' equity of $16.8 million, which resulted from changing the carrying value of certain fixed maturities from amortized cost to fair value and related adjustments. The implementation had no effect on net income.

     A summary of the components of the net unrealized appreciation (depreciation) on invested assets, including closed block, carried at fair value (in thousands) is as follows:

                                                                December 31,
                                                            -------------------
                                                              1996       1995
                                                            --------   --------
Unrealized appreciation (depreciation):
     Fixed maturities available-for-sale                    $  8,297   $ 23,798
     Equity securities                                           (63)       960
Deferred policy acquisition costs                             (2,215)    (1,795)
Deferred income taxes                                         (2,107)    (8,037)
                                                            --------   --------
Net unrealized appreciation                                 $  3,912   $ 14,926
                                                            ========   ========

(3)  Mortgage Loans

     Investments in mortgage loans consist almost entirely of commercial mortgage loans all of which are made on a full or partial recourse basis and consist primarily of fixed-rate first mortgages on completed properties. The following table sets forth additions, reductions from payments and other charges and foreclosures related to the mortgage loan portfolio (in thousands):

                                                                December 31,
                                                            -------------------
                                                              1996       1995
                                                            --------   --------
Commercial loans:
     Beginning balance                                      $ 61,087   $ 47,233
        Additions                                             13,542     15,745
        Payments and other charges                            (3,842)    (1,891)
                                                            --------   --------
     Ending balance                                           70,787     61,087
Other mortgage loans                                             138      1,069
Valuation allowance                                             (769)      (689)
                                                            --------   --------
                                                            $ 70,156   $ 61,467
                                                            ========   ========

     Guarantee Life manages its credit risk associated with these loans by diversifying its mortgage portfolio by property type and geographic location. As of December 31, 1996, there were 98 individual commercial mortgage loans collateralized by office buildings, retail properties, industrial properties, apartment buildings and medical clinics. As of December 31, 1996, Guarantee Life had no single mortgage loan outstanding which had a carrying value in excess of 5% of shareholders' equity. As of December 31, 1996, all commercial mortgage loans bore a fixed interest rate and Guarantee Life had no material loans over 60 days past due. Guarantee Life had outstanding commitments to fund mortgage loans totaling $1.6 million as of December 31, 1996.

       B u i l d i n g   R e l a t i o n s h i p s   f o r   L i f e (R)




     Securitization and Sale

     In December 1992, Guarantee Life sold $131.0 million of mortgage loans to a trust formed to effect the sale of collateralized mortgage obligations. In exchange, Guarantee Life received cash of approximately $78.0 million and securities backed by mortgage loans. No gain was recognized on these transactions as the excess projected future cash flow was expected to be offset by principal prepayments and principal defaults. The composition of Guarantee Life's related carrying values were as follows (in thousands):

                                                                                       December 31,
                                                                                    ------------------
                                                                                      1996       1995
                                                                                    -------    -------
Mortgage Pass-Through Certificates carried at fair value as fixed maturities        $48,660    $49,271
Residual interest payments carried at present value of estimated
     future cash flows and classified as other invested assets                        7,575      8,053
                                                                                    -------    -------
Carrying value in accompanying consolidated financial statements                    $56,235    $57,324
                                                                                    =======    =======

(4)  Deferred Policy Acquisition Costs

     A summary of the policy acquisition costs deferred and amortized (in thousands) is as follows:

                                                                             Years Ended December 31,
                                                                          -------------------------------
                                                                            1996        1995        1994
                                                                          -------     -------     -------
Balance at beginning of period                                            $70,168     $90,168     $85,260
Policy acquisition costs deferred                                          44,116      46,392      44,107
Policy acquisition costs amortized                                        (47,554)    (47,573)    (40,785)
Policy acquisition costs acquired in purchase                              11,658           -           -
Policy acquisition costs reclassified to closed block other assets              -     (15,437)          -
                                                                          -------     -------     -------
                                                                           78,338      73,550      88,582
                                                                          -------     -------     -------
Deferred policy acquisition costs relating to change in
     unrealized gain (loss) on fixed maturities
     available-for-sale                                                      (420)     (3,382)      1,586
                                                                          -------     -------     -------
Total reflected in consolidated balance sheet                             $77,968     $70,168     $90,168
                                                                          =======     =======     =======

     During the years ended December 31, 1995 and 1994 policy acquisition costs amortization decreased approximately $1.0 million and $3.3 million respectively, due to changes in estimates based on actual experience. There was no significant change in estimates for 1996. Commissions represent over 90% of policy acquisition costs deferred.

(5)  Reinsurance

     In the ordinary course of business, Guarantee Life assumes business from and cedes business to other insurers under a variety of contracts. The existence of ceded reinsurance constitutes a means by which Guarantee Life has underwritten a portion of its business.

     Guarantee Life's retention limit on its life insurance business was generally $250,000 on a life risk in 1996. Certain reinsurers have agreed to reinsure automatically all amounts on any one life in excess of the retention amount not to exceed eight times Guarantee Life's retention in 1996. Amounts in excess of the automatic acceptance limits of Guarantee Life's retention may be applied for facultatively. As of December 31, 1996 and 1995, the amount of ceded life insurance in force was approximately $1.5 billion and $1.2 billion, respectively.

       G u a r a n t e e   L i f e   1 9 9 6   A n n u a l   R e p o r t


     Guarantee Life cedes 100% of its individual accident and health business. Guarantee Life's retention level on group accident and health business varies by product.

     Guarantee Life generally strives to diversify its credit risks related to reinsurance ceded; however, certain concentrations of credit risk related to reinsurance recoverables (including unearned premiums) exist with the insurance organizations listed in the table below (in thousands):

                                                                                      December 31,
                                                                                          1996
                                                                                      ------------
Mercantile and General Reinsurance Company                                              $  28,748
Lincoln National Life Insurance Company                                                    21,929
Phoenix Home Life Mutual Insurance Company                                                 19,414
Life Reassurance Corporation of America                                                    15,277
Lone Star Life Insurance Company                                                           11,230
UNUM Life Insurance Company of America                                                     10,379
John Hancock Mutual Life Insurance Company                                                  7,563
North American Life Assurance Company                                                       6,071
RGA Reinsurance Company                                                                     4,116
Crown Life Insurance Company                                                                4,142
Others                                                                                      7,187
                                                                                         --------
Total before discontinued operations                                                      136,056
                                                                                         --------
Less discontinued operations (note 16)                                                     74,359
                                                                                         --------
Total reflected in accompanying consolidated balance sheet                               $ 61,697
                                                                                         ========

     This underwriting activity subjects Guarantee Life to certain risks. To the extent that reinsurers who are underwriting Guarantee Life's business become unable to meet their contractual obligations, Guarantee Life retains the primary obligation to its direct policyholders because the existence of this reinsurance does not discharge Guarantee Life from its obligation to its policyholders.

     Guarantee Life has policies and procedures to approve reinsurers prior to entering into an agreement and also to monitor financial stability on a continuous basis. As of December 31, 1996 and December 31, 1995 Guarantee Life had no overdue reinsurance balances. As of December 31, 1996 Guarantee Life held funds and other collateral of $11.8 million related to the above recoverables. As of December 31, 1996, over 90% of the reinsurance recoverables relate to accident and health business.

(6)  Property, Plant and Equipment

     A summary of property, plant and equipment (in thousands) is as follows:

                                                                                  December 31,
                                                                              -------------------
                                                                                1996       1995
                                                                              --------   --------
     Home office building                                                     $ 20,505   $ 19,028
     Plant and equipment                                                        14,447     14,413
     Less accumulated depreciation                                             (14,850)   (13,101)
                                                                              --------   --------
                                                                              $ 20,102   $ 20,340
                                                                              ========   ========

       B u i l d i n g   R e l a t i o n s h i p s   f o r   L i f e (R)

(7)   Closed Block

       Summarized financial information of the closed block (in thousands) is as follows:

                                                                                                      December 31,
                                                                                             ---------------------------
                                                                                               1996               1995
                                                                                             --------          ---------
                                            Assets                                                   (in thousands)
                                            ------
Invested assets:
       Fixed maturities:
           Available-for-sale, at fair value (amortized cost
               $190,504 and $184,699)                                                        $193,121           $193,332
           Held-to-maturity, at amortized cost (fair value:
               $48,837 and $65,875)                                                            55,401             58,570
                                                                                             --------           --------
                                                                                              248,522            251,902
       Policy loans                                                                            48,057             49,465
       Other invested assets, net                                                               3,228              3,190
                                                                                             --------           --------
Total invested assets                                                                         299,807            304,557
Cash and cash equivalents                                                                       1,480                974
Accrued investment income                                                                       4,428              4,265
Ceded reinsurance recoverables                                                                  1,237              1,364
Accounts receivable, net                                                                          950                194
Deferred policy acquisition costs                                                              13,925             15,437
                                                                                             --------           --------
Total closed block assets                                                                    $321,827           $326,791
                                                                                             ========           ========

                                           Liabilities
                                           -----------
Life future policy benefits                                                                  $301,568           $301,269
Policyholder account balances for annuity contracts                                               894                832
Policy and contract claims                                                                        298                586
Other policyholder funds                                                                       72,186             72,706
Dividends payable to policyholders                                                              7,646              7,539
Deferred income taxes                                                                             916              2,557
Other liabilities                                                                               3,875              2,774
                                                                                             --------           --------
Total closed block liabilities                                                               $387,383           $388,263
                                                                                             ========           ========

       Condensed statement of income for the closed block (in thousands) is as follows:

                                                                                               Year Ended December 31,
                                                                                         --------------------------------
                                                                                                        1996
                                                                                                      --------
Revenues:
Insurance premiums and policyholder assessments, net of reinsurance                                   $  21,785
Investment income, net                                                                                   21,543
Realized investment gains (losses)                                                                          (68)
Other income                                                                                                 93
                                                                                                      ---------
Total revenues                                                                                           43,353
                                                                                                      ---------
Policyholder benefits and expenses:
Total policyholder benefits                                                                              23,209
Policy acquisition costs                                                                                  1,999
Other insurance operating expense                                                                         4,259
                                                                                                      ---------
Total benefits and expenses                                                                              29,467
                                                                                                      ---------
Dividends to policyholders                                                                               10,815
                                                                                                      ---------
Contribution from Closed Block                                                                        $   3,071
                                                                                                      =========

       G u a r a n t e e   L i f e   1 9 9 6   A n n u a l   R e p o r t



       The closed block will include only those revenues, benefits, expenses and dividends considered in funding it. The pre-tax income of the closed block will be reported as a single line item of total revenues from continuing operations in Guarantee Life's consolidated statements of income. Income tax expense applicable to the closed block, which was funded, will be reflected as a component of income tax expense.

       The excess of closed block liabilities over closed block assets as of December 31, 1996 and 1995 represents the total estimated future contribution from the closed block expected to emerge from operations in the closed block after income taxes. The contribution from the closed block will be recognized in income over the period the policies and contracts in it remain in force.

       If, over the period the closed block remains in existence, the actual cumulative contribution is greater than the expected cumulative contribution, only such expected contribution would be recognized in income. The excess of the actual cumulative contribution over such expected cumulative contribution would be paid to closed block policyholders as additional policyholder dividends. If over such period, the actual cumulative contribution is less than expected, only such actual contribution would be recognized in income. However, dividends could be changed in the future, which would increase future actual contributions until the actual cumulative contributions equal the expected cumulative contributions.

       Therefore, management believes that over time the actual cumulative contributions from the closed block will approximately equal the expected cumulative contributions due to the effect of dividend changes.

(8)    Liability for Unpaid Accident and Health Claims and Claims Adjustment
       Expenses

       The change in the liability for unpaid group accident and health claims and claim adjustment expenses is summarized (in thousands) as follows:

                                                                                           Years Ended December 31,
                                                                                    ----------------------------------------
                                                                                      1996            1995          1994
                                                                                    ---------       --------      --------
Balance at January 1                                                                $  97,355       $ 91,355      $ 90,126
       Less reinsurance recoverables                                                  (41,305)       (46,249)      (49,237)
                                                                                    ---------       --------      --------
       Net balance at January 1                                                        56,050         45,106        40,889
Incurred related to:
       Current year                                                                    72,192         76,616        46,543
       Prior years                                                                    (18,392)        (6,717)       (5,581)
                                                                                    ---------       --------      --------
       Total incurred                                                                  53,800         69,899        40,962
Paid related to:
       Current year                                                                    38,262         42,046        22,999
       Prior years                                                                     14,306         16,909        13,746
                                                                                    ---------       --------      --------
       Total paid                                                                      52,568         58,955        36,745
                                                                                    ---------       --------      --------
Balance at December 31                                                                 57,282         56,050        45,106
       Plus reinsurance recoverables                                                   36,764         41,305        46,249
                                                                                    ---------       --------      --------
       Balance at December 31                                                       $  94,046       $ 97,355      $ 91,355
                                                                                    =========       ========      ========

       The liability for unpaid accident and health claims and claim adjustment expenses is included in policy and contract claims and future policy benefits: accident and health, on the consolidated balance sheets.

        B u i l d i n g   R e l a t i o n s h i p s   f o r   L i f e (R)



(9)   Federal Income Taxes

       The actual federal income tax expense attributable to income from continuing operations differs from the amounts computed by applying the U.S. federal income tax rate of 35 percent to income from continuing operations before income taxes as a result of the following (in thousands):

                                                                                            Years Ended December 31,
                                                                                    --------------------------------------
                                                                                       1996           1995           1994
                                                                                    ---------     ---------       --------
Computed "expected"  tax expense                                                    $   7,926     $   6,954       $  9,591
Increase (reduction) in income taxes resulting from:
Tax imposed on mutual company surplus                                                       -         1,039          2,800
Change in beginning-of-year valuation allowance                                             -             -             -
Other, net                                                                                  -         1,072           (674)
                                                                                    ---------     ---------      ---------
       Total                                                                        $   7,926     $   9,065      $  11,717

       Total income tax expense (benefit), substantially all of which is federal, is attributable to income from continuing operations and consists of (in thousands):

                                                                                            Years Ended December 31,
                                                                                    -----------------------------------------
                                                                                       1996          1995             1994
                                                                                    ---------      --------        ----------
Current                                                                             $   9,706      $ 11,655        $   17,800
Deferred                                                                               (1,780)       (2,590)           (6,083)
                                                                                    ---------      --------        ----------
       Total                                                                        $   7,926      $  9,065        $   11,717
                                                                                    =========      ========        ==========

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

                                                                                                          December 31,
                                                                                                   ------------------------
                                                                                                      1996           1995
Deferred tax assets:
       Policy liabilities                                                                           $ 22,056      $ 23,904
       Other                                                                                           9,143         5,569
                                                                                                    --------      --------
       Net deferred tax assets                                                                        31,199        29,473
Deferred tax liabilities:
       Deferred policy acquisition costs                                                              25,493        26,271
       Unrealized gain on investments available for sale                                               2,107         8,037
       Other                                                                                           3,280           795
                                                                                                    --------      --------
       Total gross deferred tax liabilities                                                           30,880        35,103
                                                                                                    --------      --------
       Net deferred tax liabilities (assets)                                                        $   (319)     $  5,630
                                                                                                    ========      ========

       As discussed in note 1, Guarantee Life carries its invested securities classified as available-for-sale at fair value. For federal income tax purposes, Guarantee Life believes it is not a dealer with respect to these investment securities and, therefore, recognizes gains and losses on such investment securities only when they are sold.

       As of January 1, 1994, Guarantee Life's unrealized gain on invested securities available-for-sale relating to the adoption of SFAS 115 was reduced by a related deferred tax liability. The increase in the deferred tax liability was recorded directly to shareholders' equity.

       G u a r a n t e e   L i f e   1 9 9 6   A n n u a l   R e p o r t

       As of December 31, 1996, Guarantee Life does not believe any valuation allowance with respect to the gross deferred tax assets is necessary as it is more likely than not that these deferred tax assets will be realized due to the expected reversal of existing temporary differences attributable to gross deferred tax liabilities and the carryback potential of prior year income taxes paid.

       Guarantee Protective, which joins in the filing of the consolidated federal income tax return of Guarantee Life, has a Net Operating Loss (NOL) carryover as of December 31, 1996 of approximately $591 thousand. Because the acquisition of Guarantee Protective by Guarantee Life constituted an ownership change as defined by Section 382 of the Internal Revenue Code, the maximum amount of Guarantee Protective taxable income which may be offset by the NOL carryover in any one tax year is approximately $457,000. During 1996, 1995 and 1994, Guarantee Life utilized the full $457,000.

       Prior to 1984, a portion of Guarantee Protective's current income was not subject to current income tax but was accumulated for income tax purposes in a memorandum account designated as "policyholders' surplus." The total of the life companies' balances in their respective "policyholders' surplus" accounts at December 31, 1983 was frozen by the Tax Reform Act of 1984 and, accordingly, there have been no additions to the accounts after that date. Certain triggering events will cause a recapture of all or part of the "policyholders' surplus" account. Any amounts recaptured must be included in taxable income and may not be offset by any existing NOL carryovers. As of December 31, 1996, the balance of Guarantee Protective's "policyholders' surplus" account was approximately $2.4 million. In addition, the accumulated amount of income subject to current taxation, less certain adjustments, is set aside in another special memorandum tax account called a "shareholders' surplus" account. Dividends paid by Guarantee Protective in excess of the balance in the "shareholders' surplus" account cannot be paid without a portion of the "policyholders' surplus" becoming taxable. The balance of Guarantee Protective's "shareholders' surplus" account was $476 thousand as of December 31, 1996.

       As a mutual life insurance company, Guarantee Life Insurance was required to pay, in addition to regular and alternative minimum taxes, an additional tax commonly referred to as an "equity add-on tax," based on its surplus. The amount of this "equity add-on tax" was determined annually and calculated by comparing the earnings rate of mutual life insurance companies versus certain stock life insurance companies.

       In February 1995, the IRS completed its examination of the 1990 and 1991 federal income tax returns of Guarantee Life. In February 1995, Guarantee Life paid approximately $6.5 million to settle the 1990 and 1991 examinations. The settlement was principally related to the disallowance of negative adjustments and had no impact on net income or shareholders' equity as Guarantee Life had already provided for such amounts. Guarantee Life will continue to contest the IRS' disallowance and will attempt to recover amounts paid based on future court rulings for mutual life insurers.

       In December 1995, the IRS completed its examination of the 1992 federal income tax return of Guarantee Life. In January 1996, Guarantee Life paid approximately $3.9 million to settle the examination. The settlement did not have a material impact on the financial position of Guarantee Life.

       The IRS has commenced an examination of the 1993 federal income tax return of Guarantee Life. Guarantee Life has filed an amended return for 1993, based on the settlements of the 1990 through 1992 examinations. This examination by the IRS is not expected to have a material impact on the financial position of Guarantee Life.

       During the years ended December 31, 1996, 1995 and 1994, Guarantee Life's cash payments for federal income taxes were $15.2 million, $5.2 million, and $14.1 million, respectively.

       B u i l d i n g   R e l a t i o n s h i p s   f o r   L i f e (R)

(10)  Employee Benefit Plans

      Pension Plans

      Guarantee Life Insurance has a noncontributory defined benefit pension plan (qualified plan) covering substantially all home office employees. Benefits are based on the employee's average annual compensation during the 60 consecutive months which will produce the highest average for the employee. It is Guarantee Life Insurance's policy to fund pension costs in accordance with the requirements of the Employee Retirement Income Security Act of 1974 and, based on such standards, no funding was required for each of the years presented. Substantially all of the plan assets are invested in the general and separate investment accounts of two life insurance companies.

      Net pension cost related to the qualified plan included the following components (in thousands):

                                                                                            Years Ended December 31,
                                                                                     -------------------------------------
                                                                                        1996          1995          1994
                                                                                     ---------      --------      --------
Service cost-benefits earned during the year                                          $  1,438      $  1,007      $  1,091
Interest cost on projected benefit obligations                                           1,689         1,552         1,457
Actual loss (return) on plan assets                                                     (4,274)       (4,735)          435
Net amortization and deferral                                                            1,574         2,294        (2,899)
                                                                                      --------     ---------      --------
Net pension cost                                                                      $    427     $     118      $     84
                                                                                      ========     =========      ========

       The funded status of the qualified plan is reconciled to prepaid (accrued) pension cost included in the accompanying consolidated balance sheets as follows (in thousands):

                                                                                                         December 31,
                                                                                                   -----------------------
                                                                                                      1996          1995
                                                                                                   ---------      --------
Plan assets at fair value                                                                           $ 33,322      $ 30,302
Accumulated benefit obligations:
       Vested                                                                                        (21,192)      (19,728)
       Nonvested                                                                                        (521)         (599)
                                                                                                    --------       -------
                                                                                                     (21,713)      (20,327)
Effect of projected future compensation levels on past service                                        (3,555)       (3,110)
                                                                                                    --------       -------
Projected benefit obligation for service rendered to date                                            (25,268)      (23,437)
Plan assets in excess of projected benefit obligation                                                  8,054         6,865
Unrecognized net loss from past experience different from that assumed and
       effects of changes in assumptions                                                              (7,190)       (5,398)
Unrecognized net obligation/asset at transition                                                       (1,054)       (1,230)
                                                                                                    --------      --------
Prepaid (accrued) pension cost                                                                      $   (190)     $    237
                                                                                                    ========      ========

       The assumptions used in determining pension information were as follows:

                                                                                            Years Ended December 31,
                                                                                      ------------------------------------
                                                                                        1996          1995          1994
                                                                                      --------      --------      --------
       Discount rate assumed                                                           7.50%         7.25%          8.0%
       Rate of compensation progression                                                5.5           5.5            5.5
       Expected return on assets                                                       8.0           8.0            8.0

       Guarantee Life maintains two nonqualified pension plans to provide equal retirement benefits for employees whose benefits would otherwise be restricted due to Internal Revenue Code restrictions or the deferral of compensation. As of December 31, 1996, Guarantee Life's unfunded liability for these plans was approximately $1.2 million.

       G u a r a n t e e   L i f e   1 9 9 6   A n n u a l   R e p o r t



       Retiree Benefit Plans

       In addition to providing pension benefits, Guarantee Life provides certain life insurance benefits for retired employees. Substantially all employees may become eligible for those benefits if they reach normal retirement age while working for Guarantee Life. The benefits are determined at retirement and are based upon retirement age, length of service and amount of group term life insurance in force at retirement, subject to a maximum amount of $50,000. Guarantee Life has established a liability in the amount of $1.5 million as of December 31, 1996 and 1995. The liability is based upon the present value (including mortality and persistency) of the amount required to fund the obligation. Guarantee Life recognizes the cost of providing these benefits as earned. Guarantee Life does not have a plan for retiree medical benefits. No significant medical benefits have been paid for retirees for the years presented.

       Incentive Compensation, Deferred Compensation, Phantom Stock and 401(k) Plans

       Guarantee Life maintains the 1994 Long Term Incentive Plan (Incentive
Plan), which includes incentive and nonqualified stock options, performance shares and, under limited circumstances, restricted stock to officers and key employees of Guarantee Life. The maximum number of shares of common stock that may be issued under the Incentive Plan is 745,828. The options vest in annual increments of 25% beginning on the second anniversary of the grant date. Guarantee Life also maintains the Directors Stock Incentive Plan (Directors
Plan) which includes nonqualified stock options for the members of the Board of Directors of the Holding Company. The maximum number of shares of common stock that may be issued under the Directors Plan is 90,000. The options vest six months after grant date. Under both plans, the exercise price of each option equals the market price of the Holding Company's stock on the date of grant, and an option's maximum term is ten years.

       Guarantee Life applies APB Opinion No. 25 and related Interpretations in accounting for the Incentive Plan and the Directors Plan. Accordingly, no compensation cost has been recognized for the two plans. Had compensation cost been determined consistent with FASB Statement No. 123, Guarantee Life's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the grants: dividend yield of 1.4%; expected volatility of 27%; risk-free interest rate of 5.14%; and expected lives of six years for the Incentive Plan options and two years for the Directors Plan options.

                                                                                                             Year Ended
                                                                                                         December 31, 1996
                                                                                                         -----------------
Net income (in thousands)

       As reported                                                                                             $  15,015
                                                                                                               =========
       Pro forma                                                                                               $  14,648
                                                                                                               =========
Earnings per share

       As reported                                                                                                 $1.51
                                                                                                                   =====
       Pro forma                                                                                                   $1.47
                                                                                                                   =====

       A summary of the status of Guarantee Life's stock option plans as of December 31, 1996 and 1995, and changes for the years ended is presented below:

                                                                                                    Year Ended December 31,
                                                                                                  ---------------------------
                                                                                                    1996              1995
                                                                                                  ---------        ----------
Outstanding, beginning of year                                                                      469,851                 -
Granted                                                                                              52,670           469,851
Exercised                                                                                                 -                 -
Forfeited                                                                                            (9,643)                -
                                                                                                  ---------        ----------
Outstanding, end of year                                                                            512,878           469,851
                                                                                                  =========        ==========

Options exercisable at year-end                                                                      30,000                 -
                                                                                                  =========        ==========

       B u i l d i n g   R e l a t i o n s h i p s   f o r   L i f e(R)


     The following table summarizes information about stock options outstanding at December 31, 1996:

                                  Options Outstanding                               Options Exercisable
                  ---------------------------------------------------         ------------------------------
   Range of           Number          Weighted Avg       Weighted Avg            Number         Weighted Avg
   Exercise        Outstanding         Remaining           Exercise           Exercisable         Exercise
    Prices         at 12/31/96      Contractual Life        Price             at 12/31/96           Price
---------------   -------------     ----------------     ------------         -----------       ------------
$13.00 to 16.50       464,908             8.98               13.03                    -                 -
$17.00 to 19.50        47,970             9.50               17.51               30,000            $17.13
                      -------             ----               -----               ------            ------
$13.00 to 19.50       512,878             9.03               13.45               30,000            $17.13
                      =======             ====               =====               ======            ======

     Guarantee Life maintains the Guarantee Life Insurance Company Incentive Compensation Plan (Incentive Compensation Plan) which provides short-term incentives to eligible employees based upon financial and other performance measures. As of December 31, 1996, 1995, and 1994, benefits in the amount of $1.2 million, had been expensed and accrued for the years then ended. Certain amounts awarded under the Incentive Compensation Plan may be deferred under the Management Deferred Plan. During 1996, the Incentive Compensation Plan was amended to require certain senior management to use a minimum of 10% of their award to purchase shares of Holding Company stock. Guarantee Life plans to provide the required shares by purchasing stock in the open market, by issuing new shares or by issuing from treasury shares.

     Guarantee Life maintains the Guarantee Life Insurance Company Phantom Stock Plan (Phantom Stock Plan) for certain management employees. The amounts awarded under the Phantom Stock Plan are based on long term improvements in Guarantee Life's capital performance. At December 31, 1996 and 1995, the accrued benefits of the plan included in other liabilities was $752 thousand and $514 thousand, respectively. As of December 31, 1996, 25,300 phantom shares with a value of $474,000 were vested. On the effective date of the demutualization, Guarantee Life ceased granting awards under the Phantom Stock Plan, but prior awards will be allowed to accrue under the terms of the plan.

     Guarantee Life maintains the Guarantee Life Insurance Company Deferred Compensation Plan (Management Deferred Plan) and Guarantee Life Insurance Company Board of Directors Deferred Compensation Plan (Director Deferred Plan) that allow management and directors to defer compensation. Amounts deferred under the plans are credited with interest at a rate equal to that received by employees for a Guarantee Life Insurance IRA. As of December 31, 1996, and 1995, compensation in the amount of $1,123,000 and $971,000, respectively, was accrued in these plans which fully funded the amounts due to participants.

     Guarantee Life maintains the Guarantee Life Insurance Company Thrift Savings Plan 401(k) Plan for eligible salaried employees. Guarantee Life matches employee contributions up to 3% of salary. All employee contributions are vested immediately and all Company contributions are vested after five years. Guarantee Life charged $474,000, $372,000, and $311,000 to expense relating to this plan in 1996, 1995, and 1994, respectively. As of December 31, 1996 and 1995, the 401(k) Plan held approximately $5.9 million in a Guarantee Life Insurance Group Accumulation Contract. These deposits are held by Guarantee Life in a pooled account. The account is credited with actual earnings on the underlying investments with a minimum guaranteed annual return of 2.5%.

       G u a r a n t e e   L i f e   1 9 9 6   A n n u a l   R e p o r t


(11) Fair Value Information

     The carrying value and estimated fair value of Guarantee Life's invested assets and investment type insurance contracts (without material mortality risk) were as follows (in thousands):

                                                                 As of December 31,
                                                  ------------------------------------------------
                                                           1996                      1995
                                                  ----------------------    ----------------------
                                                  Carrying    Estimated     Carrying    Estimated
                                                   Value      Fair Value     Value      Fair Value
                                                  --------    ----------    --------    ----------
Assets:
     Fixed maturities                             $665,383      $674,612    $645,878      $663,963
     Equity securities                               2,946         2,946       5,999         5,999
     Mortgage loans                                 70,156        72,181      61,467        65,819
     Policy loans                                   19,482        17,910      14,043        12,779
     Investment real estate                          6,620        12,000       6,864        11,000
     Other invested assets                          29,880        29,880      17,322        17,322
                                                  ========      ========    ========      ========
Liabilities:
     Annuity contracts                            $202,735      $197,239    $216,905      $210,530
     Other policyholder funds                       13,662        13,662      12,793        12,793
                                                  ========      ========    ========      ========

(12) Participating Policies and Dividends to Policyholders

     Over 75% of Guarantee Life's business in force relate to participating policies; however, Guarantee Life has historically not paid dividends or allocated income to all participating policyholders. As discussed in note 1, such policies were subject to inclusion in the conversion of policyholder interests into publicly traded shares or other consideration through the demutualization.

     Guarantee Life has maintained a book of individual life policies which are participating policies and entitle the policyholders to receive dividends based on actual interest, mortality, morbidity and expense experience for the related policies. These dividends are distributed to the policyholders through an annual dividend using current dividend scales which are approved by the Board of Directors. As discussed in notes 1 and 7, these policies are now included in the closed block.

(13) Regulatory Matters

     A reconciliation of statutory net income determined for Guarantee Life Insurance under statutory accounting practices to that reflected herein (in thousands and including closed block and discontinued operations) is as follows:

                                                                      Years Ended December 31,
                                                                  --------------------------------
                                                                    1996        1995         1994
                                                                  -------     -------      -------
Net gain from operations as reported to
    regulatory authorities                                        $12,204      $  142      $ 5,278
Change in deferred acquisition costs                               (6,260)     (2,121)       3,731
Deferred Federal income taxes                                       1,780       2,590        6,083
Differences in statutory and GAAP reserves                          1,589        (188)      (5,502)
Unearned ceding commission                                          1,116         596       (2,130)
Other, net                                                          4,586         351       (1,772)
                                                                  -------      ------      -------
Net income as reported herein                                     $15,015      $1,370      $ 5,688
                                                                  =======      ======      =======

       B u i l d i n g   R e l a t i o n s h i p s   f o r   L i f e(R)


     A reconciliation of statutory surplus for Guarantee Life Insurance determined under statutory accounting practices to shareholders' equity reflected herein (in thousands and including closed block and discontinued operations):

                                                                                  As of December 31,
                                                                                 -------------------
                                                                                   1996       1995
                                                                                 --------   --------
Statutory surplus as reported to regulatory authorities                          $105,477   $102,239
Deferred policy acquisition costs                                                  84,284     87,396
Deferred Federal income taxes                                                        (597)    (8,187)
Asset valuation and interest maintenance reserves                                  20,107     19,140
Fixed maturities available-for-sale unrealized appreciation                         8,297     23,798
Insurance reserves                                                                (45,266)   (46,855)
Shareholders' equity in Holding Company                                            29,067     21,367
Other, net                                                                          7,303      7,364
                                                                                 --------   --------
Shareholders' equity as reported herein                                          $208,672   $206,262
                                                                                 ========   ========

     Under the NAIC solvency monitoring program known as Risk-Based Capital
(RBC), Guarantee Life's insurance subsidiaries are required to measure its solvency against certain parameters. As of December 31, 1996, Guarantee Life Insurance and its subsidiaries exceeded the established minimums in the RBC program. In addition, Guarantee Life Insurance and its subsidiaries exceeded the minimum statutory capital and surplus requirements of their state of domicile.

     The Holding Company's ability to pay dividends to its stockholders and meet its obligations, including debt service and operating expenses, primarily depends upon receiving sufficient funds from its insurance subsidiaries. The payment of dividends by Guarantee Life Insurance is subject to restrictions set forth in the insurance laws and regulations of Nebraska. Under Nebraska law, Guarantee Life Insurance may pay, within a twelve month period, dividends only from the earned surplus arising from its business and must receive the prior approval of the Director to pay a dividend, if such dividend would exceed the greater of (i) 10% of Guarantee Life Insurance's statutory capital and surplus as of the preceding year end and (ii) the net gain from operations for the previous calendar year. Nebraska law gives the Director broad discretion to disapprove requests for dividends in excess of these limits. The Board of Directors of Guarantee Life Insurance declared a $10 million dividend to the Holding Company, with a record date of November 29, 1996.

(14) Segment Data

     Group Insurance Business

     The group insurance products include life, accidental death and dismemberment, short- and long-term disability and dental insurance and a portfolio of voluntary employee-pay-all products, and certain specialty products, such as excess loss insurance for employers with self-funded medical plans and medical reimbursement insurance for business executives. Guarantee Life's group insurance products are marketed primarily to businesses with fewer than 500 employees and are distributed through employee benefit firms and through various alternate distribution systems, such as MGUs and TPAs.

     Individual Insurance Business

     The individual insurance products include universal life, term life and interest-sensitive whole life insurance and annuities. These products are marketed primarily to individuals and small business owners. Guarantee Life markets its individual insurance products primarily through a career and independent agency force. Most of the individual insurance agents also sell insurance products offered by other companies.

       G u a r a n t e e   L i f e   1 9 9 6   A n n u a l   R e p o r t


     The following tables present information about Guarantee Life's operations by business segment (in thousands):

                                                                       Years Ended December 31,
                                                               ----------------------------------------
                                                                  1996           1995           1994
                                                               ----------     ----------     ----------
Revenues from continuing operations:
    Group                                                      $  175,110     $  182,207     $  140,128
    Individual                                                     75,832        112,196        107,374
    Corporate                                                       1,057             17              -
                                                               ----------     ----------     ----------
    Total                                                      $  251,999     $  294,420     $  247,502
                                                               ==========     ==========     ==========
Income from continuing operations before income taxes:
    Group                                                          10,165          4,403         14,596
    Individual                                                     13,570         15,449         12,806
    Corporate                                                      (1,089)            17              -
                                                               ----------     ----------     ----------
    Total                                                      $   22,646     $   19,869     $   27,402
                                                               ==========     ==========     ==========
Identifiable assets:
    Group                                                         224,184        221,739        204,623
    Individual                                                  1,026,049        985,724        908,012
    Corporate                                                      19,147         22,675              -
    Discontinued operations                                        32,362         50,637         75,326
                                                               ----------     ----------     ----------
    Total                                                      $1,301,742     $1,280,775     $1,187,961
                                                               ==========     ==========     ==========

(15) Commitments and Contingencies

     Guarantee Life is party to certain claims and legal actions arising during the ordinary course of business. In the opinion of management, after consulting with legal counsel, these matters will not have a material adverse effect on the operations or financial condition of Guarantee Life.

     At December 31, 1996, Guarantee Life had a $30.0 million senior secured revolving line of credit to be used for general corporate purposes and to fund capital infusions to subsidiaries and future acquisitions. The credit agreement is effective through 2000. Funding for the credit facility is being provided by ChaseMellon Bank, Norwest Bank Nebraska, N.A. and State Street Bank and Trust Company. No amounts were outstanding related to this credit facility at December 31, 1996.

     Guarantee Life has commitments under noncancelable operating leases for facilities principally used by regional and district offices. Rental expense and associated future minimum lease payments required under these leases are insignificant.

(16) Discontinued Operations

     In November 1994, Guarantee Life made a decision to withdraw from its alternative workers' compensation benefit program segment. To facilitate its exit, Guarantee Life entered into a reinsurance arrangement whereby it cedes 80% of all claims incurred after October 31, 1994. In addition, Guarantee Life has entered into a reinsurance arrangement to limit its exposure to $10,000 per claim relating to its 20% retention.

     Concurrent with the implementation of the reinsurance coverage, Guarantee Life amended its agreement with the managing general agent which marketed this product for Guarantee Life, whereby Guarantee Life agreed to write new or renewal business for this line only until the earlier replacement by another insurance carrier or November 1, 1995. In September 1995, a replacement carrier began issuing policies in Louisiana and Georgia. Effective November 1, 1995, Guarantee Life ceased writing Special Risk Policies.

       B u i l d i n g   R e l a t i o n s h i p s   f o r   L i f e(R)


     Guarantee Life intends to allow the liabilities related to this business to run off, unless an appropriate sale can be made. Guarantee Life does not believe the disposal of this segment will result in a loss which would be significant. Any gain resulting from a potential disposition would be recognized when realized using the installment method of accounting.

The composition of the assets (liabilities) classified as discontinued are as follows:

                                                                                           December 31,
                                                                                     ---------------------
                                                                                       1996         1995
                                                                                     --------     --------
Ceded reinsurance recoverables                                                       $ 74,359     $ 68,598
Accounts receivable                                                                         -        5,749
Deferred policy acquisition costs                                                           -        1,791
Policy and contract claims                                                           (107,461)    (109,286)
Unearned premium revenue                                                                    -       (7,164)
Amounts payable to reinsurers                                                             740      (10,325)
                                                                                     --------     --------
Net liabilities relating to discontinued operations                                  $(32,362)    $(50,637)
                                                                                     ========     ========

The results of operations for the discontinued segment are as follows:

                                                                            Years Ended December 31,
                                                                      ------------------------------------
                                                                        1996          1995          1994
                                                                      --------      --------      --------
Insurance premiums                                                    $ 12,494      $ 69,831      $ 88,405
Premiums ceded to reinsurers                                            (8,287)      (57,759)      (20,239)
                                                                      --------      --------      --------
Net premiums                                                             4,207        12,072        68,166
Investment income, net and realized investment gains                     2,899         4,057         4,692
Ceding commissions                                                       1,455        19,076         6,319
                                                                      --------      --------      --------
Total revenues                                                           8,561        35,205        79,177
Policyholder benefits                                                   33,586        71,095        65,436
Reinsurance recoveries                                                 (29,524)      (58,839)      (12,058)
                                                                      --------      --------      --------
Net policyholder benefits                                                4,062        12,256        53,378
Policy acquisition costs and other operating expense                     4,045        25,560        28,704
                                                                      --------      --------      --------
Income (loss) before income taxes                                          454        (2,611)       (2,905)
Income tax expense (benefit)                                               159          (914)       (1,017)
                                                                      --------      --------      --------
Net income (loss) from discontinued operations                        $    295      $ (1,697)     $ (1,888)
                                                                      ========      ========      ========

(17) Quarterly Results (unaudited)

                                                                  (in thousands, except per share data)
                                                                                  1996
                                                              ---------------------------------------------
                                                                First      Second       Third      Fourth
                                                               Quarter     Quarter     Quarter     Quarter
                                                              ---------   ---------   ---------   ---------
Revenues                                                       $60,086     $63,029     $62,893     $65,991
                                                               =======     =======     =======     =======
Net income                                                     $ 2,206     $ 3,793     $ 4,959     $ 4,057
                                                               =======     =======     =======     =======
Net income per share                                           $   .22     $   .38     $   .50     $   .41
                                                               =======     =======     =======     =======

       G u a r a n t e e   L i f e   1 9 9 6   A n n u a l   R e p o r t


                            SHAREHOLDER INFORMATION


Stock Listing

NASDAQ National Market System. Symbol: GUAR

The common stock of The Guarantee Life Companies Inc. was listed on the NASDAQ National Market System on December 20, 1995.


Stock Transfer Agent and Registrar

ChaseMellon Shareholder Services, L.L.C.
P.O. Box 590
Ridgefield Park, New Jersey 07660-0570
1-800-298-6807

Annual Meeting

The Annual Meeting of the Shareholders will be held on May 8, 1997, at 10 a.m., at Joslyn Art Museum, 2200 Dodge Street, Omaha, Nebraska.

Form 10-K

A copy of the most recent annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be provided free of charge upon request to shareholders. Written requests should be directed to Investor Relations, The Guarantee Life Companies Inc., Guarantee Centre, 8801 Indian Hills Drive, Omaha, Nebraska 68114-4066.

Common Stock and Dividend Information
----------------------------------------------------------------------------
1996                 High          Low          Close     Dividends Declared
----------------------------------------------------------------------------
First Quarter       $17.000      $15.375       $15.375              -
Second Quarter      $18.125      $15.750       $17.625          $0.05
Third Quarter       $19.875      $15.750       $19.875          $0.05
Fourth Quarter      $20.000      $18.000       $18.500          $0.06
----------------------------------------------------------------------------
1995
----------------------------------------------------------------------------
Fourth Quarter      $16.063      $15.250       $15.750              -
----------------------------------------------------------------------------

On February 28, 1997, there were 81,360 shareholders of record and the closing price was $21.125.


It is Company policy to provide equal opportunity in employment for all persons; to prohibit discrimination in employment because of race, color, religion, gender, age, marital status, disability, or national origin; and to promote the full realization of equal employment opportunity through continuing affirmative action endeavors.

Board Of Directors
--------------------------------------------------------------------------------
The Guarantee Life Companies Inc. and Guarantee Life Insurance Company

Robert D. Bates
Chairman of the Board, President
and Chief Executive Officer
The Guarantee Life Companies Inc.

Frederick M. Bekins
Chairman
Bekins Van & Storage Company

C. R. "Bob" Bell
President
Greater Omaha Chamber of Commerce

John R. Cochran
President and Chief Executive Officer
FirstMerit Corporation


Eugene A. Conley
Chairman of the Board (Retired)
Guarantee Life Insurance Company

Theodore C. Cooley
Executive Vice President
The Guarantee Life Companies Inc.

Thomas T. Hacking
President
Hacking & Co.

James M. McClymond
Consultant
Thermal Technology, Inc.


Bernard W. Reznicek
National Director - Utility Marketing
Central States Indemnity Company
of Omaha

A. J. Scribante
Chairman of the Board and
Chief Executive Officer
VITAL LEARNING Corporation

Janice D. Stoney
Executive Vice President (Retired)
U S WEST Communications

William F. Welsh II
President and Chief Executive Officer
American Information Systems Inc.



Executive Officers
--------------------------------------------------------------------------------

Michael G. Allen
Senior Vice President - Employee Benefits Division

Robert D. Bates
Chairman of the Board, President and Chief Executive Officer

William L. Bauhard
Senior Vice President and Chief Financial Officer

David L. Bomberger
Senior Vice President - Investment Division and Treasurer

Alan D. Brinkman/1/
Vice President - Financial Actuarial Services


John E. Burch
Vice President and Controller

Theodore C. Cooley
Executive Vice President - Individual Division

Richard C. Easton/1/
Senior Vice President - Marketing
Employee Benefits Division

J. D. "Wayne" Gardner/1/
Senior Vice President - Marketing
Individual Division

William R. Lane/1/
Vice President - Group Finance

Donald G. Liedtke
Senior Vice President and Chief Information Officer


Paul D. Ochsner
Senior Vice President - Strategic Development

Mary G. Rahal/1/
Senior Vice President - Human Resources and Administration

Gary H. Rittenhouse
Senior Vice President - Strategic Initiatives and Group Special Markets

Richard A. Spellman
Senior Vice President, General
Counsel and Secretary

1  Designates executive officers of insurance subsidiary only

[LOGO OF GUARANTEE LIFE APPEARS HERE]


Building Relationships For Life(R)


Guarantee Centre
8801 Indian Hills Drive
Omaha, Nebraska 68114-4066
402-361-7300
http://www.guar.com