Form 10-K405, Exhibit 13
period 1997-12-31
GUARANTEE LIFE COMPANIES INC
filed 1998-03-18
CIK 946149

                            [ARTWORK APPEARS HERE]

------------------
STAYING THE COURSE
------------------










ANNUAL REPORT 1997


[LOGO OF THE GUARANTEE LIFE COMPANIES INC. APPEARS HERE]

                               Table Of Contents

                            [ARTWORK APPEARS HERE]

                              1997 Annual Report


                   Staying The Course
                   Mission Statement
                   Introduction                          1

                   Visualizing The Course
                   Chairman's Letter to Shareholders     2

                   Mapping Our Progress
                   Guarantee Life Profile                5

                   Focused On The Course
                   Business and Operations              12

                   Financial Review                     19

                   Shareholder Information              60

                   Board of Directors and
                   Executive Officers                   61

This document contains numerous forward-looking statements. All forward-looking statements are inherently uncertain as they are based on various management expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual results to differ materially from those projected. Due to the uncertainties inherent in forward-looking statements, readers are urged not to place undue reliance on these statements.

                              Staying The Course


  Our Mission is to safeguard and enhance the financial security of our customers while building shareholder wealth.

We are committed to:

Quality insurance products and services which satisfy customer needs

--------------------------------------------------------------------------------

Outstanding service which exceeds customer expectations

--------------------------------------------------------------------------------

Long-term, mutually beneficial relationships with our distributors

--------------------------------------------------------------------------------

Ethical, honest conduct

--------------------------------------------------------------------------------

Creating a challenging, rewarding, non-discriminatory workplace that recognizes the value and diversity of our people while offering them maximum opportunities

--------------------------------------------------------------------------------

Helping to make our communities better places in which to live and work

--------------------------------------------------------------------------------

Ensuring our financial strength to meet future obligations by professionally managing sales, expenses, assets and risks


                            [ARTWORK APPEARS HERE]

  A surveyor uses a transit to measure angles, judge distance, and determine where the ground should be leveled to fix boundaries. Like a surveyor, Guarantee Life is Staying the Course by measuring opportunities in the rapidly changing financial services industry, judging alternatives, and determining the appropriate plan to achieve success on the road to becoming a world-class company.

  Guarantee Life is focused on the future to provide the best products and customer service, become a market leader in each business unit, make the right acquisitions, build shareholder value, and succeed by Staying the Course.

                            Visualizing The Course


Dear Fellow Shareholder:

  Staying the Course requires vision and the ability to focus on the critical elements necessary to attain your goals. We are on course in a highly competitive and rapidly changing industry, and I am pleased to share with you the progress Guarantee Life made during 1997.

  All three of our distinct business units, with their different distribution systems, continue to experience solid growth in expanding markets. We are very pleased with our 19.4% increase in revenues and 14.1% increase in earnings per share for 1997. We expect to achieve optimum profitability from the continued growth of each business unit, along with expansion from financial and strategic acquisitions.

  Our vision is to be a market leader in each of our businesses and to focus on growth, profitability, customer satisfaction, and market presence. We search for and analyze opportunities to "change the rules of engagement" as a way to differentiate ourselves from the competition. We are focused on our vision to enhance shareholder wealth in the years ahead.

[PHOTO APPEARS HERE]

   In 1997, our Individual Insurance Business increased sales by 8.7% to $7.0 million in first year annualized premiums versus $6.5 million in 1996. Annuity product sales increased to $25.2 million in first year annualized premiums, compared to $9.3 million for 1996, due to the introduction of an equity indexed annuity product in August 1996. Additionally, we are pleased with the 1997 acquisition of PFG, Inc., and the administration, service technology, and distribution it adds to Guarantee Life in the Northeast. Through future acquisitions and product development, we expect the growth in our Individual Insurance Business to continue.

  Our Group Insurance Business is operated through two divisions, Employee Benefits and Group Special Markets. Sales of core products by the Employee Benefits Division for 1997 were $75.0 million in first year annualized premiums, a 52.4% increase over $49.2 million in sales for 1996. As anticipated, the resources we have invested in this area since 1992 are beginning to pay off. Productivity has, and is continuing to improve. We expect that in 1998, the growth of our in-force business in Employee Benefits will be at a higher rate than our new business, allowing us to gain the critical mass necessary to support our new business growth within the Division. This will be a turning point that will take Employee Benefits from a transition period to a profitable operation. In conjunction with these efforts, this Division remains focused on continuing to improve its technology and processes for superior customer service and increased operating efficiency.

  Within Employee Benefits, the sales of voluntary products through worksite marketing in 1997 increased to $10.1 million in first year annualized premiums, compared to $6.2 million for 1996. We are encouraged by the performance of our voluntary products. This remains an excellent opportunity for Guarantee Life as more, smaller employers wish to supplement company-paid benefit plans with optional voluntary products paid for by the employee through payroll deduction. We have the capability to become a market leader in this rapidly growing segment.

  Sales for Group Special Markets in 1997 increased by 50.7% to $31.8 million in first year annualized premiums, compared to $21.1 in 1996. Guarantee Life is strengthening our association with nationally recognized distribution companies, enhancing our current products, developing new products for new markets, and continuing to build relationships with customers.

We are entering a growth segment of this cyclical business and expect to grow through our established distribution, as well as through block acquisitions, similar to the one completed in 1997 with the EBPLife Insurance block of excess loss business.

  Despite the very active acquisition market, which is causing the higher pricing multiples, we remain disciplined in our approach. Guarantee Life will not pursue an acquisition opportunity unless it creates value from a strategic, operational, and financial perspective for shareholders. An acquisition must be accretive to our earnings in its first full year. Since our demutualization in December 1995, we have successfully completed three acquisitions and enhanced shareholder value with each transaction.

  The difference between mediocrity and excellence in an organization is often the result of individual star players coming together as a great team. With this in mind, we have introduced the Total Rewards compensation program in 1998 to align great teamwork with our corporate strategies. Total Rewards emphasizes pay for performance with incentive awards based on a return on equity target established for the Company at the beginning of the year. The higher the profitability, the greater the amount of money deposited into an incentive pool for our employees. The incentive payments will be based on each area's performance against specific, weighted objectives regarding financial, operational, and service results. Also included in the Total Rewards program is a Profit Sharing Plan for all employees. Again, a company return on equity target is set and a contribution will be granted to each employee's thrift savings plan if the Company meets or exceeds the target. We believe these steps to align our employees with the vision, values, and objectives of the Company will be a strong benefit to our employees, customers, and shareholders.

  We continue our efforts to reduce expenses. Process improvement and cost reduction programs have been initiated throughout the Company and involve all employees. As a key component of our management plan, we will continue efforts to provide exemplary services while reducing operating unit expenses. Our near-term goal is to achieve a 12% return on equity. Through growth, profitability, customer satisfaction, and market presence, we expect to emerge as a market leader.

  Guarantee Life's success continues to build on our 1997 accomplishments. We are focused on enhancing shareholder value, as we demonstrated by initiating three voluntary stock buybacks in 1997 to help small shareholders sell their stock and reduce the Company's expenses associated with maintaining a large shareholder base.

  Our ability to stay the course exists because of the dedication of our workforce. I would like to thank our home office and field associates, brokers, agents, distributors, and our Board of Directors for their commitment to Guarantee Life and its future.

  Our strategies to Staying the Course are developing balanced and growing revenue and earnings streams. As our past investments in the future begin to bear fruit, we expect you, our shareholders, to continue being well rewarded.

  Thank you for Staying the Course with us.

                                          Sincerely,


                                          /s/ R.D. Bates
                                          Robert D. Bates
                                          Chairman of the Board,
                                          President and Chief Executive Officer

                            [ARTWORK APPEARS HERE]

A sextant determines the navigational position by using latitude and longitude coordinates. For Guarantee Life, it represents the constant vigilance necessary to match opportunities for the future with the ever-changing elements in today's financial services environment.

                            [ARTWORK APPEARS HERE]


--------------------
MAPPING OUR PROGRESS
--------------------

                            Guarantee Life Profile


  Company History   In 1901, Guarantee Life Insurance Company began in Nebraska as a mutual assessment association. The Company became a mutual legal reserve life insurance company owned by policyholders in 1931 and changed its name to Guarantee Mutual Life Company. In 1995, Guarantee Life Insurance Company became one of only a few mutual life insurance companies in the nation, and the first in Nebraska, to convert into a publicly owned life insurance organization. In 1997, Guarantee Life acquired PFG, Inc. and its subsidiaries, including AGL Life Assurance Company. The Guarantee Life Companies Inc. operates through two subsidiaries, including the principal subsidiary, Guarantee Life Insurance Company, and PFG, Inc.

  Company Description   The stock of The Guarantee Life Companies Inc. trades on
the Nasdaq National Market System under the symbol GUAR.

  Guarantee Life Insurance Company focuses its efforts on three distinct business units: Individual Insurance, Employee Benefits, and Group Special Markets. These units operate with their own dedicated distribution systems and diversified product lines, and produce three different earnings sources.

  PFG, Inc. and its subsidiaries operate as part of the Individual Insurance Business of Guarantee Life Insurance Company. The subsidiaries include: AGL Life Assurance Company, which primarily markets term insurance through independent agents and brokers; Philadelphia Financial Group, Inc., which markets variable insurance products and provides marketing services to the bank marketplace; and PFG Distribution Company, a registered broker dealer for distributing variable life and annuity products.

                             MAPPING OUR PROGRESS


                         A Company On The Right Course

--------------------------------------------------------------------------------
            FINANCIAL HIGHLIGHTS ($ IN MILLIONS EXCEPT SHARE DATA)
--------------------------------------------------------------------------------

                                            1997        1996        1995        1994        1993
---------------------------------------------------------------------------------------------------
Statement of Income
Selected Data

Premiums and policyholder
assessments, net/(1)/                      $230.9      $181.7      $208.6      $158.6      $141.1

Total revenues/(1)/                         310.3       252.0       294.4       247.5       236.4

Total policyholder benefits,
expenses, and dividends/(1)/                284.6       229.4       274.5       220.1       208.7

Income from continuing
operations before income
taxes                                        25.7        22.6        19.9        27.4        27.7

Net income from
continuing operations                        16.6        14.7        10.8        15.7        18.9

Diluted earnings per share
from continuing operations/(2)(4)(6)/
(Pro forma for 1993-95)                     $1.64       $1.46       $1.05       $1.66       $1.74

---------------------------------------------------------------------------------------------------
Balance Sheet Selected Data

Total invested assets/(5)/               $1,211.5    $1,094.3    $1,056.1      $985.6      $950.0

Total assets/(5)/                         1,519.0     1,305.2     1,280.8     1,188.0     1,152.8

Total liabilities/(5)/                    1,309.8     1,096.5     1,074.5     1,055.1       989.3

Total shareholders' equity/(4)/             209.2       208.7       206.3       132.9       163.5

Book value per share/(3)/
(Pro forma for 1993-94)                    $21.98      $20.59      $19.23      $16.95      $16.44

---------------------------------------------------------------------------------------------------
Other Selected Data

Revenues by segment:

     Group insurance
     business                              $228.2      $175.1      $182.2      $140.1      $125.6

     Individual insurance
     business/(7)/                          120.9       116.1       112.2       107.4       110.8

---------------------------------------------------------------------------------------------------

/(1)/The results of the Closed Block (individual policies that were in force on the effective date of the conversion to a stock company and which had a dividend scale in effect for 1994) for the periods subsequent to December 31, 1995 are reported on one line in the Consolidated Statements of Earnings. Accordingly, the line-by-line statements of earnings data are not comparable for all periods presented. Total assets and total liabilities include the assets and liabilities of the Closed Block respectively, and therefore amounts are comparable for all periods presented.
/(2)/Excluding realized capital gains/losses.
/(3)/Excluding unrealized appreciation/depreciation on invested assets, e.g. FAS115.
/(4)/During 1997, Guarantee Life initiated three voluntary stock buyback programs. Guarantee Life repurchased approximately 1.1 million shares at a cost of $23.6 million.
/(5)/Guarantee Life acquired a block of universal life policies in August 1996, PFG, Inc. and subsidiaries in December 1997, and a block of excess loss policies in December 1997.
/(6)/Guarantee Life adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share effective with the December 31, 1997 reporting period and has
------------------
restated earnings per share for 1997 and 1996. Pro forma per share amounts assume no dilutive effect attributable to stock options for 1995, 1994, and 1993.
/(7)/Including revenues from the Closed Block for 1997 and 1996.

        Radar indicators, fed by sophisticated satellite information, can locate objects and track weather.

    To stay on course, Guarantee Life continually monitors progress through communications, financial results, and customer feedback.

                            [ARTWORK APPEARS HERE]

                             Guarantee Life Profile


                       The Guarantee Life Companies Inc.

                           Monthly Stock Performance
                              12/19/95 to 12/31/97

                                     12/19/95  12/31/95  3/31/96  6/30/96  9/30/96  12/31/96  3/31/97  6/30/97 9/30/97  12/31/97
------------------------------------------------------------------------------------------------------------------------------------

The Guarantee Life Companies Inc.     100.00    121.15   118.27    135.97   153.78   143.58   148.85   196.12   225.97   223.65
S&P 500                               100.00    100.72   106.13    110.88   114.31   123.75   127.07   149.25   160.43   165.05
SNL Life & Health Insurance Index     100.00    102.24   107.93    111.13   117.25   133.29   137.63   162.42   176.47   185.64

Total Shareholder Return, including price appreciation and dividends, was 54.1% for 1997.

Company Statistics

 .  $1.5 billion in assets

 .  $209.2 million in shareholders' equity

 .  $38.4 billion of life insurance in force

 .  Guarantee Life Insurance Company is rated "A" (Excellent) by A.M. Best

 .  Guarantee Life Insurance Company has an "A-" (Excellent) rating by Weiss (top
   4.4% of over 1,500 life, health, and annuity insurers)

 .  AGL Life Assurance Company is rated "B++"(Very Good) by A.M. Best and "C" by
   Weiss

 .  Licensed in 48 states and the District of Columbia

 .  Charter member of the Insurance Marketplace Standards Association (IMSA)

 .  1.8 million individual and group customers

 .  1,325 Individual Insurance field sales associates

 .  22 Regional Group Offices

 .  8,838,101 shares of stock outstanding

                              Mapping Our Progress

                              -------------------
                                 The Guarantee
                              Life Companies Inc.
                              -------------------

  -----------------
   GUARANTEE LIFE
  INSURANCE COMPANY
  -----------------
                                              ----------------------
 INVESTMENT DIVISION                                 PFG, INC.
                                              ----------------------

                                       ---------   ------------   ------------
        GROUP           INDIVIDUAL     AGL LIFE    PHILADELPHIA       PFG
      INSURANCE         INSURANCE      INSURANCE     FINANCIAL    DISTRIBUTION
                                        COMPANY     GROUP, INC.      COMPANY
              GROUP                    ---------   ------------   ------------
 EMPLOYEE    SPECIAL
 BENEFITS    MARKETS                                     LEGEND
 DIVISION    DIVISION                              -----------------

                                                        Legal Equity
                                                   ----
                                                        Business Unit
                                                   ----

                        The Guarantee Life Organization

  Guarantee Life Insurance Company consists of two business segments: the Group Insurance Business, which includes the Employee Benefits Division and the Group Special Markets Division; and the Individual Insurance Business. PFG, Inc., which operates as part of Guarantee Life Insurance Company's Individual Business, includes three subsidiaries: AGL Life Assurance Company, Philadelphia Financial Group, Inc., and PFG Distribution Company.


Total Assets  ($ in millions)

91    $  926.9
92    $1,069.8
93    $1,152.8
94    $1,188.0
95    $1,280.8
96    $1,305.2
97    $1,519.0

In 1997, total assets increased $176.3 million from acquisitions


Total Revenues  ($ in millions)

91    $208.9
92    $226.8
93    $236.4
94    $247.5
95    $294.4
96    $292.3
97    $348.9

Total revenues, including the Closed Block, increased 19.4% in 1997

                             Guarantee Life Profile


Life Insurance
In Force  ($ in millions)

91              $19,365.9
92              $20,312.4
93              $20,686.4
94              $23,262.4
95              $25,461.5
96              $28,889.4
97              $38,392.8

Total group and individual life insurance increased by over 30% in 1997


Net Income from Continuing
Operations  ($ in millions)

91              $20.5
92              $15.3
93              $18.9
94              $15.7
95              $10.8
96              $14.7
97              $16.6

Since 1994, net income has been unfavorably impacted by the investment made in the Employee Benefits Division

                         Individual Insurance Business

  The Individual Insurance Business targets individuals with a family income up to $150,000 and small business owners. It provides a variety of competitive life and annuity products including universal life, interest-sensitive whole life, term life, and fixed or equity indexed annuities. The distribution has grown by developing relationships with Regional Marketing Organizations (RMOs) and independent agents.


                           Group Insurance Business

Employee Benefits Division

  The Employee Benefits Division targets businesses with fewer than 500 employees by providing group non-medical products (core products) including term life, accidental death and dismemberment, short-term disability, long-term disability, and dental; and voluntary (worksite marketed) core products including group term life, accidental death and dismemberment, short-term disability, long-term disability, dental, and vision. A national distribution system of 22 Regional Group Offices markets to employers through employee benefits firms and brokers.

                             MAPPING OUR PROGRESS


Group Special Markets Division

   The Group Special Markets Division targets employer groups of 50 or more lives with self-funded medical plans by providing specialty medical products (specialty products) including excess loss insurance, medical reimbursement insurance for business executives, and core products including group term life, accidental death and dismemberment, short-term disability, and long-term disability. The distribution in this division is focused on relationships with Managing General Underwriters (MGUs), Third Party Administrators (TPAs), Blue Cross/Blue Shield plans, and managed care organizations.


Invested Assets

   A conservative philosophy guides Guarantee Life's investments. Objectives are based on the Company's responsibility to provide safety of principal for customers and a good return for shareholders. Guarantee Life focuses on effectively managing the risks associated with credit, interest rates, and liquidity. The Company actively manages its assets to achieve a favorable relationship between investment risks and investment returns.


                        Fixed Maturity Portfolio Rating

                           [PIE CHART APPEARS HERE]

                      BBB and
                      Above                          97%

                      Below BB                        2%

                      BB                              1%

                        97% of fixed maturity securities
                              are investment grade


                              Investment Portfolio

                           [PIE CHART APPEARS HERE]

                      Fixed
                     Maturity                        84%

                     Mortgages                        7%

                     Policy Loans                     6%

                     Other                            3%

                    1997 Invested Assets = $1.21 (billions)

                             FOCUSED ON THE COURSE

                            [ARTWORK APPEARS HERE]

                             BUSINESS & OPERATIONS


   The main components of Staying the Course are: focusing on the journey to attain an ultimate goal; making the right decisions by using the tools available; piloting a strategy to differentiate yourself from your competition; measuring the accomplishments; and re-charting the course when a response or change is needed to reach your objectives.

   Guarantee Life is focusing on the future by recognizing the significance and the technological impact the Year 2000 challenge will have on organizations world-wide. By dedicating a corporate team to oversee this effort, the Company has established a comprehensive plan to achieve Year 2000 compliance. Its goal is to ensure no interruptions in customer or product service through the Year 2000 and beyond.

   In 1997, Guarantee Life continued to map its path by developing and acting on its acquisition strategy. The Company focuses on selective acquisitions of small life insurance companies, and blocks of excess loss or individual life business. Its objectives include acquisitions that are accretive to earnings in their first full year and satisfy the business unit's target rate of return. During 1997, Guarantee Life acquired PFG, Inc., and a block of excess loss business through a coinsurance agreement with EBPLife Insurance Company.

   Guarantee Life delivered on its commitment to build shareholder wealth in 1997. The stock closed on December 31, 1997 at $28.50, up from $18.50 at the end of 1996. For the second time since the initial public offering in December 1995, the Company increased the dividend on its common stock. Total shareholder return, including price appreciation and dividends, was 54.1% for 1997.

   Guarantee Life initiated three voluntary stock buyback programs during 1997 for oddlot shareholders who individually owned fewer than 100 shares of the Company's common stock. These programs resulted in Guarantee Life's

A gyroscope is a measure of balance. Guarantee Life is balanced by its three distinct business units, which operate through their own distribution systems and diversified product lines to produce three different earnings sources.

                            [ARTWORK APPEARS HERE]


                             FOCUSED ON THE COURSE


purchase of approximately 1.1 million shares and a reduction of almost 50% in oddlot shareholder accounts. Each program offered small shareholders a convenient and inexpensive method to sell their shares, while also reducing the administrative costs associated with shareholder services. It is estimated that the reduction in shareholder accounts will save approximately $350,000 in annual expenses.

   Guarantee Life is also Staying the Course by focusing on process improvements and unit expense reductions to gain greater efficiencies in the way it conducts business.

Individual Insurance Business

   The Individual Insurance Business continues to generate stable earnings from its comprehensive array of life and annuity products. Sales growth, acquisitions, and expense management are the keys to its solid earnings results. The Individual Business had good sales growth and active producer recruiting in 1997. Sales for life products increased 8.7% to $7.0 million in first year annualized premiums during 1997. Sales of annuity products were $25.2 million in first year annualized premiums for 1997, up from $9.3 million in 1996. The increase in annuities was due to the equity indexed annuity, "Premier Index," which was introduced in August 1996. Due to stock market volatility, sales of this product are not expected to remain at this level in 1998.

   Guarantee Life's Individual Insurance Business provides added value for policyholders and producers by aligning outstanding service with a strong product portfolio. This new portfolio also produces improved profit margins for shareholders. Individual's distribution has expanded by developing primary relationships with Regional Marketing Organizations (RMOs), which in

                             BUSINESS & OPERATIONS


turn develop relationships with independent producers. The effort has resulted in approximately a 27% increase in the number of field sales associates producing business for Guarantee Life.

   As part of recruiting and keeping the best independent agents, Guarantee Life was proud to introduce Virtual Information Link (ViLink) in March 1998.

                    Individual Insurance Distribution System

                              [MAP APPEARS HERE]

This Internet-based system makes information and updates available to agents at anytime. Product and company information, field news, underwriting information, forms, pending status, in-force inquiries, and e-mail capabilities are all provided by ViLink. This system should improve service at all levels in the Individual Insurance Business and have long-term expense savings for the Company.

   Guarantee Life is honored to receive certification as a charter member of the Insurance Marketplace Standards Association (IMSA). To become a member, a company must pass a third-party assessment of its market conduct policies and procedures for individually sold life and annuity products.

                             FOCUSED ON THE COURSE


Membership is earned by adopting, implementing, and monitoring policies and procedures addressing each aspect of IMSA's Principles and Code of Ethical Conduct.

   On December 23, 1997, Guarantee Life completed its acquisition of PFG, Inc. and its subsidiaries in a transaction valued at $37.25 million. This acquisition of PFG, Inc. and its principal subsidiary, AGL Life Assurance Company, brought active producers, additional distribution opportunities, system enhancements, and expanded geographic coverage to Guarantee Life's Individual Business, specifically in the Northeast region of the United States. Furthermore, the acquisition of PFG, Inc. complements the strategic plan to expand the Individual Insurance Business.

   Guarantee Life continues to see viable opportunities to supplement the internal growth of the Individual Insurance Business and Group Special Markets Division through selective acquisitions.

Group Insurance Business

Employee Benefits Division

   There are 22 Regional Group Offices operating as part of the Employee Benefits Division (EBD), including Indianapolis which opened in January 1998. Each office acts as a compass to direct Guarantee Life in the rapidly changing employee benefits market for small- and medium- sized businesses. This area offers many opportunities in a market sized at over $8 billion for businesses with 100 or fewer employees, and a market sized at $15 billion for businesses with 500 or


                            [ARTWORK APPEARS HERE]

                             Business & Operations


fewer employees. Compared to 1996, sales in first year annualized premiums for EBD increased by 52.4% to $75.0 million in 1997.

  Since 1992, Guarantee Life has invested in the technology and infrastructure necessary for EBD to develop this business in a market with recognized earnings potential. The Company expects to begin realizing positive benefits from this investment during the second half of 1998.

  The transformation of EBD's operating processes was a management focus in 1997. Efficiencies have been, and continue to be, gained through this effort. Despite a delay in the technological implementation of a new quoting system during the third quarter 1997, the project to align home office service teams with the Regional Group Offices for underwriting, new case issuance, premiums, enrollment, and customer service continues to progress. Due to the growth of this business, along with the process improvements, the division processed over 80,800 proposals in 1997, a 12% increase over the previous year. Productivity of proposal quoting increased by 32% per full-time employee during 1997, while new case issuance productivity increased from 11 to 27 cases per full-time employee per month. The new automated quoting process is being tested in one of the Regional Group Offices and will be fully implemented in all Regional Group Offices by mid-1998.

                            [ARTWORK APPEARS HERE]

  Voluntary (worksite marketed) products once again made a substantial contribution to EBD's growth. In 1997, sales of these products increased to $10.1 million in first year annualized premiums from $6.2 million in 1996. Guarantee Life believes there are many opportunities within this market. Currently, only 30% of employers offer voluntary products to their employees.

                             Focused On The Course


                             Regional Group Offices

                              [MAP APPEARS HERE]

                    [Indicates year each office was opened)

This market potential is also conducive to the development of close, individual customer relationships not typically associated with employee benefits programs.

Group Special Markets Division

  Guarantee Life grows its excess loss business when economic conditions allow pricing to achieve the desired profit levels, and it manages the business to retain good business when profit margins are tighter. Since the end of 1996, the market has been disposed to normal growth. This has translated into strong sales for the Group Special Markets Division (GSM). In 1997, product sales grew by 50.7% to $31.8 million in first year annualized premiums, over 1996 sales of $21.1 million. Guarantee Life is a market leader in the niche for medical supplemental reimbursement insurance for business executives with its product, Exec-U-Care.

                             Business & Operations


   GSM intends to continue building key relationships with distributors to grow the business through new products and sales, and strategic acquisitions. Guarantee Life's distributors include Third Party Administrators (TPAs) and its Managing Group Underwriter (MGU), National Benefit Resources, Inc. (NBR) in Minneapolis, Minnesota.

   A new product, Guarantee Life Protection Plus (GLPP), was introduced in 1997. It is an aggregate-only excess loss insurance product coupled with an administrative services agreement (ASA) provided by Guarantee Life through a limited network of Certified Administrators. Several Administrators have already been certified and additional representatives are expected to be certified during 1998.

   On December 31, 1997, Guarantee Life completed a coinsurance agreement with EBPLife Insurance Company, an affiliate of First Data Corporation (NYSE: FDC), to acquire its $30 million block of excess loss business. As this business renews, it will be written on Guarantee Life policies through NBR. Guarantee Life is confident that the EBPLife block of excess loss business will further strengthen the ability to increase sales in GSM.

Conclusion

   Guarantee Life continues Staying the Course set by the decision to demutualize and become a public company in 1995. Staying the Course to become a leader in the markets served by Guarantee Life's three business units. Staying the Course through strategic acquisitions to grow the individual life and excess loss businesses. Staying the Course to build value and enhance the confidence of our distributors, shareholders, and policyholders. Staying the Course, as Guarantee Life has done for 97 years, to build its financial strength. Staying the Course to build shareholder wealth.

                               [ARTWORK DIVIDER]

                               Financial Review

The compass has served as an instrument for determining direction through the ages. Today, Guarantee Life's mission is the compass that keeps results on course and the Company moving in the right direction.

                            [ARTWORK APPEARS HERE]

                                FINANCIAL REVIEW


Summary Consolidated Financial and Operating Data
--------------------------------------------------------------------------------

                                                                    At or for the Year Ended December 31,
                                                      -----------------------------------------------------------
                                                             1997         1996       1995        1994        1993
                                                             ----         ----       ----        ----        ----
                                                                                (in millions)
Consolidated Income Statement Data:

Premiums and policyholder assessments, net            $     230.9  $     181.7 $    208.6  $    158.6  $    141.1
Investment income, net                                       58.4         54.4       74.6        70.4        68.6
Realized investment gains (losses)                            1.3          0.1        2.4        (1.2)        2.5
Ceding commissions and other income                          15.6         12.7        8.8        19.7        24.2
Contribution from Closed Block (1)                            4.1          3.1         --          --          --
                                                      -----------  ----------- ----------  ----------  ----------
Total revenues                                              310.3        252.0      294.4       247.5       236.4
Total policyholder benefits, expenses and dividends         284.6        229.4      274.5       220.1       208.7
Income from continuing operations before income
   taxes                                                     25.7         22.6       19.9        27.4        27.7
Income tax expense                                            9.1          7.9        9.1        11.7         8.8
                                                      -----------  ----------- ----------  ----------  ----------
Net income from continuing operations                        16.6         14.7       10.8        15.7        18.9
Net income (loss) from discontinued operations(2)            (0.2)         0.3       (1.7)       (1.9)        1.8
Extraordinary charge for demutualization
   expense, net                                                --           --        7.7         8.1         1.2
                                                      -----------  ----------- ----------  ----------  ----------
Net income                                            $      16.4  $      15.0 $      1.4  $      5.7  $     19.5
                                                      ===========  =========== ==========  ==========  ==========
Consolidated Balance Sheet Data:
Total invested assets (5)                             $   1,211.5  $   1,094.3 $  1,056.1  $    985.6  $    950.0
Total assets (5)                                          1,519.0      1,305.2    1,280.8     1,188.0     1,152.8
Notes payable (5)                                            40.0           --         --          --          --
Total liabilities (5)                                     1,309.8      1,096.5    1,074.5     1,055.1       989.3
Total shareholders' equity(3) (4)                           209.2        208.7      206.3       132.9       163.5
Segment Income Statement Data:
Revenues by segment:
   Group insurance business                           $     228.2  $     175.1 $    182.2  $    140.1  $    125.6
   Individual insurance business                             82.2         75.8      112.2       107.4       110.8
Income from continuing operations before
   income taxes by segment:
   Group insurance business                           $       9.3  $      10.1 $      4.4  $     14.6  $     17.1
   Individual insurance business                             18.2         13.6       15.5        12.8        10.6
Earnings Per Share:(4) (6)
   Basic                                                     1.74         1.51         --          --          --
   Diluted                                                   1.70         1.49         --          --          --
Dividends per share                                          0.26         0.16         --          --          --

---------

 (1) The results of the Closed Block subsequent to December 31, 1995 are reported on one line in the Consolidated Statements of Earnings. Accordingly, the line-by-line income statements are not comparable for all periods presented. Total assets and total liabilities include the assets and liabilities of the Closed Block, respectively, and therefore amounts are comparable for all periods presented. See Note 7 of Notes to Consolidated Financial Statements.

 (2) Guarantee Life decided to withdraw from its Special Risk segment in 1994. The operations of this segment have been reflected on a net basis and classified as discontinued operations. See Note 15 of Notes to Consolidated Financial Statements.

 (3) Excluding the unrealized appreciation or depreciation of invested assets, total shareholders' equity would have been $196.2 million, $204.8 million, and $191.3 million as of December 31, 1997, 1996, and 1995 respectively.

 (4) During 1997, Guarantee Life initiated three voluntary stock buyback programs. Guarantee Life repurchased approximately 1.1 million shares at a cost of $23.6 million.

 (5) Guarantee Life acquired a block of universal life policies in August 1996, PFG, Inc. and subsidiaries in December 1997, and a block of excess loss policies in December 1997. See Note 1 of Notes to Consolidated Financial Statements.

 (6) Guarantee Life adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share effective with the December 31, 1997 reporting period and has restated earnings per share for all prior periods. See Note 1 of Notes to Consolidated Financial Statements.

                        Guarantee Life 1997 Annual Report


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

      The following analysis of the consolidated financial condition and results of operations of Guarantee Life should be read in conjunction with the consolidated financial statements and the notes thereto included herein.

Forward-looking Statements

      This analysis contains numerous forward-looking statements. All forward-looking statements are inherently uncertain as they are based on various management expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual results to differ materially from those projected. Due to the uncertainties inherent in forward-looking statements, readers are urged not to place undue reliance on these statements.

Background

      The Guarantee Life Companies Inc. is a holding company with most of its operating activity conducted within its wholly owned subsidiary, Guarantee Life Insurance Company. Guarantee Life Insurance Company consists of two operating segments: the Group Insurance Business, which includes the Employee Benefits Division ("EBD") and the Group Special Markets Division ("GSM"), and the Individual Insurance Business.

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

      On December 23, 1997, Guarantee Life completed its acquisition of PFG, Inc., and its wholly owned subsidiaries ("PFG"), in a transaction valued at $37.25 million. In the transaction, Guarantee Life acquired $168 million in assets and assumed $137 million in liabilities. PFG will be managed through Guarantee Life's Individual Business. PFG brings additional distribution opportunities, system enhancements, and expanded geographic coverage to Guarantee Life's Individual Insurance Business, specifically in the Northeast region of the United States.

      PFG includes PFG, Inc., AGL Life Assurance Company, a Pennsylvania-domiciled insurance company; Philadelphia Financial Group, Inc., a company that provides insurance programs, products, and services to the bank marketplace; and PFG Distribution Company, a broker dealer for variable life and annuity products.

      On December 31, 1997, Guarantee Life completed a coinsurance agreement to acquire a block of excess loss policies from EBPLife Insurance Company ("EBPLife"). In the transaction, Guarantee Life acquired $8.3 million in assets and assumed $8.3 million in liabilities.

      In August, 1996, Guarantee Life completed a coinsurance agreement to acquire a block of excess loss policies from Security Life Insurance Company of America ("Security Life"). In the transaction, Guarantee Life acquired $57.7 million in assets and assumed $57.7 million in liabilities.

                       Building Relationships for Life(R)


Group Insurance Business Trends

      The Employee Benefits Division targets businesses with fewer than 500 employees by providing group non-medical products (Core Products) including term life, accidental death and dismemberment, short-term disability, long-term disability, and dental; and voluntary (work site marketed) Core Products including term life, accidental death and dismemberment, short-term disability, long-term disability, dental, and vision.

EBD has experienced significant growth by most measures in the past several years, as shown below:

                                                  1994    1995    1996    1997
                                                  ----    ----    ----    ----
Number of offices, end of year                       9      17      20      21
First year annualized premium sales (millions)   $24.2   $34.4   $49.2   $75.0
Core Products earned premium (millions)          $85.6  $108.0  $126.9  $181.3
Customer proposals                                 n/a  44,000  72,000  81,000

      Guarantee Life believes EBD's target market offers many opportunities, with the market estimated to be in excess of $8 billion for businesses with 100 or fewer employees, and $15 billion for businesses with 500 or fewer employees. A national distribution system of 21 Regional Group Offices markets to employers through employee benefits firms and brokers. The significant growth in sales and revenue has generated significant growth in policyholder benefits, acquisition costs, and operating expenses. Guarantee Life has invested heavily over the past two years to build an infrastructure in anticipation of the potential growth in this business.

      The Group Special Markets Division targets employer groups of 50 or more lives with self-funded medical plans by providing specialty medical products (Specialty Products) including excess loss insurance, medical reimbursement insurance for business executives, and Core Products including term life, accidental death and dismemberment, short-term disability, and long-term disability. The distribution in this division is focused on relationships with Managing General Underwriters (MGUs), Third Party Administrators (TPAs), Blue Cross/Blue Shield plans, and managed care organizations.

      Guarantee Life intends to grow the excess loss business when economic conditions allow pricing to achieve the desired profit levels, and it intends to manage the business to retain profitable business when profit margins are tighter. A favorable pricing atmosphere has existed since the end of 1996, which has translated into strong sales for GSM. In 1997, product sales grew by 50.7% to $31.8 million of first year annualized premium, over 1996 sales of $21.1 million.

      Guarantee Life intends to continue building strategic relationships with distributors such as MGUs and TPAs to grow the business through new products and sales, and pursue selected acquisitions.

      On December 31, 1997, Guarantee Life completed a coinsurance agreement with EBPLife Insurance Company to acquire its $30 million block of excess loss business. As this business renews, it will be written on Guarantee Life policies through its MGU relationship with National Benefit Resources, Inc. in Minneapolis, Minnesota.

                        Guarantee Life 1997 Annual Report


Individual Insurance Business Trends

      The Individual Business targets individuals with a family income up to $150,000 and small business owners by providing a variety of life insurance and annuity products including universal life, interest-sensitive whole life, term life, and fixed or indexed annuities.

      Strong competition exists among insurance companies for agents with demonstrated sales ability. In recent years, these pressures have resulted in the development of new life insurance products and new compensation structures. Over the last five years, management has focused on lowering policy acquisition costs, refining its distribution systems and introducing more competitive and profitable products. The distribution has expanded by developing relationships with independent agents as well as Regional Marketing Organizations (RMOs), who in turn develop relationships with producers. This effort resulted in an increase of the Company's field force by 37% in 1996, and 49% in 1997, to 1,325 producers.

      Sales of life insurance products, as measured by first year annualized premium, have increased from $5.3 million in 1995 to $6.5 million in 1996, and to $7.0 million in 1997. Sales of annuity products were $8.1 million in 1995, $9.3 million in 1996, and $25.2 million in 1997. The increase in annuity sales was due primarily to the equity indexed product introduced in August 1996. Sales of the equity indexed product slowed significantly during the fourth quarter of 1997 due to reduced policyholder participation rates.

Year 2000 Issues

      Guarantee Life has established a comprehensive plan to achieve Year 2000 compliance in its electronic information systems. A corporate team is dedicated to coordinate the identification and implementation of necessary changes required to computer systems and applications with no disruption to business operations. An initial impact assessment has been completed and renovation efforts are well under way.

      Guarantee Life is working to complete programming efforts for the Year 2000 related projects during 1998, with final certification testing occurring in 1999. Guarantee Life's focus is not only on its internal systems, but also upon the compliance of its key business partners, vendors, and other suppliers. Management believes that the redeployment of Company resources will not adversely impact new product or software development. During 1997, approximately $800,000 was incurred on Year 2000 projects. The total cost of Year 2000 compliance is estimated to total approximately $3.8 million through 1999.

                       Building Relationships for Life(R)


Operating Results for the Years Ended December 31, 1997, 1996 and 1995

      Consolidated Results of Operations

      As part of the conversion to a stock life insurance company, Guarantee Life Insurance established a Closed Block to provide for dividends on certain policies that were in force on the Effective Date. After the Effective Date, the operating results from the Closed Block are reported on one line, contribution from Closed Block, in the 1997 and 1996 consolidated statements of income. For comparability with 1995, the following table presents the results of operations for the years ended December 31, 1997 and 1996 combined with the results of operations of the Closed Block. Management's discussion and analysis addresses the combined results of operations unless noted otherwise.

                                                             Year Ended December 31,
                                                          -----------------------------
                                                             1997      1996      1995
                                                                  (in millions)
Revenues:
      Insurance premiums                                 $  277.2  $  222.9  $  235.6
      Policyholder assessments                               30.5      26.1      22.2
      Reinsurance premiums                                  (55.8)    (45.5)    (49.2)
                                                         --------  --------  --------
      Net earned premiums and policyholder assessments      251.9     203.5     208.6
      Investment income, net                                 80.3      75.9      74.6
      Realized investment gains                               1.1       0.1       2.4
      Ceding commissions and other income                    15.6      12.8       8.8
                                                         --------  --------  --------
Total revenues                                              348.9     292.3     294.4

Benefits and expenses:
      Policyholder benefits, net of reinsurance             159.5     127.2     139.8
      Interest credited to account balances                  28.7      26.5      25.6
                                                         --------  --------  --------
      Total policyholder benefits                           188.2     153.7     165.4
      Acquisition costs and operating expenses              123.9     105.2      98.5
      Dividends to policyholders                             11.1      10.8      10.6
                                                         --------  --------  --------
 Total policyholder benefits, expenses and dividends        323.2     269.7     274.5
                                                         --------  --------  --------
 Income before income taxes                              $   25.7  $   22.6  $   19.9
                                                         ========  ========  ========

      Insurance Premiums and Policyholder Assessments, Net. Net premiums and policyholder assessments increased $48.4 million, or 23.8%, to $251.9 million in 1997. A $53.5 million, or 43.0%, increase in the Core Products net premium and a $2.1 million, or 4.2%, increase in the Individual Business were partially offset by a $7.1 million decrease in Specialty Products.

      Net premiums and policyholder assessments decreased $5.1 million, or 2.4%, to $203.5 million in 1996. Net premiums for Specialty Products in the Group Business decreased $29.2 million, due mainly to the decision to stop writing the SMART product (a small group major medical product) in October 1995. A $19.7 million increase in the Core Products net premium and a $4.3 million increase in the Individual Business partially offset this decrease.

      Investment Income, Net. Net investment income increased $4.4 million, or 5.8%, to $80.3 million in 1997. This increase was mainly due to an increase in invested assets. Invested assets, excluding the assets acquired as part of the PFG purchase, and excluding the amount of unrealized appreciation of invested securities carried at fair value, increased $16.6 million, to $1,102.6 million as of December 31, 1997 from $1,086.0 million as of December 31, 1996. Guarantee Life acquired approximately $45.9 million in invested assets in the Security Life acquisition in August, 1996. These additional assets were held for the full year 1997, earning additional interest income.

                        Guarantee Life 1997 Annual Report


      Net investment income increased $1.3 million, or 1.7%, to $75.9 million in 1996. This increase also was the result of an increase in invested assets, which increased $38.2 million to $1,094.3 million as of December 31, 1996 from $1,056.1 million as of December 31, 1995. This increase includes full investment of the 1995 initial public offering net proceeds and $45.9 million of net invested assets acquired with a block of universal life policies on July 31, 1996, which were partially offset by the amounts required to fund the runoff of the SMART policy liabilities, the amounts required to fund the runoff of the policy liabilities in the discontinued operation segment, and a $16.5 million reduction in unrealized gains and losses on invested assets recorded at fair value.

      The effective yield on invested assets was 7.4%, 7.4%, and 7.7% in 1997, 1996, and 1995, respectively. The reduction in 1996 was primarily due to lower reinvestment rates for fixed maturity securities purchased in recent periods.

      Realized Investment Gains (Losses). Realized investment gains and losses occur primarily as a result of dispositions of Guarantee Life's invested assets as part of its ongoing investment management activity. Gains during 1997 included the sale of an investment real estate property and the sale of Guarantee American Life Company in January 1997. No other individually significant gains or losses were realized during the year. Gains during 1996 and 1995 included the sale of equity securities as well as a number of fixed maturity securities which were called at a premium. Losses during 1996 and 1995 included the disposition of several fixed maturity securities experiencing credit deterioration, as well as recognizing losses for securities with declines in value that Guarantee Life determined were other than temporary.

      Total Policyholder Benefits. Total policyholder benefits, net of reinsurance, increased $34.5 million, or 22.4%, to $188.2 million in 1997. This increase was primarily the result of a $37.7 million, or 46.6%, increase in Core Products, directly related to the earned premium increase. This increase was offset by slight decreases in the Specialty Products ($1.9 million decrease) and in the Individual Business ($1.3 million decrease).

      Total policyholder benefits, net of reinsurance, decreased $11.7 million, or 7.1%, to $153.7 million in 1996. This decrease was primarily the result of Specialty Products net benefits decreasing $23.0 million, due to decreased premium volume, which was partially offset by a $9.3 million increase in Core Products and a slight increase in the amount of claims in the Individual Business.

      Total Acquisition Costs and Operating Expenses. Total expenses increased $18.7 million, or 17.8%, to $123.9 million in 1997. This increase was mainly the result of an $8.2 million increase in acquisition costs and a $12.5 million increase in operating expenses in the Core Products, arising mainly from the increased volume of business. Expenses decreased $3.1 million in Specialty Products and increased $1.2 million in the Individual Business, mainly from Deferred Policy Acquisition Costs (DPAC) amortization.

      Total expenses increased $6.7 million, or 6.8%, to $105.2 million in 1996. This increase was mainly the result of a $4.1 million increase in DPAC amortization expense in the Individual Business. Expenses in the Group Business increased by $8.8 million for Core Products and decreased by $7.9 million for Specialty Products.

                       Building Relationships for Life(R)


      Income Tax Expense. Income tax expense increased $1.2 million, or 14.8%, to $9.1 million in 1997, due to the $3.1 million increase in pre-tax income, and a slight increase in the effective rate. Income tax expense decreased $1.2 million, or 13.2%, to $7.9 million in 1996 from $9.1 million in 1995, despite a $2.7 million increase in pretax income. The decrease was due mainly to the elimination of the equity add-on tax, which Guarantee Life Insurance was required to pay as a mutual company. The equity add-on tax was in addition to regular federal income and alternative minimum taxes, and based primarily on its statutory surplus. As a stock life company, this tax does not impact Guarantee Life Insurance. As disclosed in Note 9 of Notes to Consolidated Financial Statements, Guarantee Life's income tax expense for the years ending December 31, 1997 and 1996 approximates the amount computed by applying the U.S. federal income tax rate of 35 percent to income from continuing operations. For the year ending December 31, 1995, income tax expense is greater due to the equity add-on tax and other expenses incurred during the year which were non-deductible for federal income tax purposes.

       The IRS completed examinations of Guarantee Life's federal income tax returns for the years ended December 31, 1990, 1991, 1992, and 1993. In February 1995, Guarantee Life paid approximately $6.5 million to settle the 1990 and 1991 examinations. The settlement was principally related to the disallowance of negative adjustments related to the equity add-on tax and had no impact on shareholders' equity as management had adequately reserved for this settlement.

       In January 1996, Guarantee Life paid $3.9 million to settle the 1992 examination. Again, the settlement did not have a material impact on the financial position of Guarantee Life as management had adequately reserved for this settlement. Guarantee Life filed an amended return for 1993, based on the settlements for 1990 through 1992. In August, 1997, the IRS finalized its examination of 1993. The $547,000 Guarantee Life paid to settle the 1993 examination had also been adequately reserved for in the financial statements.

Insurance Operations-Group

      The following table sets forth certain summarized financial data for Guarantee Life's Group Insurance Business for the years ended December 31, 1997, 1996, and 1995.

                                                      Year Ended December 31,
                                                  -----------------------------
                                                     1997       1996      1995
                                                     ----       ----      ----
                                                          (in millions)
Revenues:
      Insurance premiums                          $  249.7  $  193.1  $  206.3
      Reinsurance premiums                           (49.7)    (39.5)    (43.2)
                                                  --------  --------  --------
      Net earned premiums                            200.0     153.6     163.1
      Investment income, net                          12.7       9.5      10.2
      Realized investment gains (losses)               0.4      (0.4)      0.4
      Ceding commissions                              15.1      12.4       8.5
                                                  --------  --------  --------
      Total revenues                                 228.2     175.1     182.2
Benefits and expenses:
      Policyholder benefits, net of reinsurance      128.4      92.6     106.3
      Acquisition costs and operating expenses        90.5      72.4      71.5
                                                  --------  --------  --------
      Total policyholder benefits and expenses       218.9     165.0     177.8
                                                  --------  --------  --------
Income before income taxes                        $    9.3  $   10.1  $    4.4
                                                  ========  ========  ========

                        Guarantee Life 1997 Annual Report


The following table sets forth Guarantee Life's group insurance underwriting income for the years ended December 31, 1997, 1996 and 1995.

                                                            Group Underwriting Income
                                                             Year Ended December 31,
                           ------------------------------------------------------------------------------------------

                                       1997                        1996                            1995
                           ----------------------------  ---------------------------  -------------------------------
                                                                 (in millions)
                               Core   Specialty             Core   Specialty            Core    Specialty
                             Products Products   Total    Products Products   Total   Products  Products   Total
                             -------- --------   -----    -------- --------   -----   --------  --------   -----
Insurance premiums          $  181.3  $  68.4  $  249.7  $  126.9  $  66.2  $  193.1  $  108.0  $  98.3  $  206.3
Reinsurance premiums            (3.5)   (46.2)    (49.7)     (2.6)   (36.9)    (39.5)     (3.4)   (39.8)    (43.2)
                            --------  -------  --------  --------  -------  --------  --------  -------  --------
Net earned premiums            177.8     22.2     200.0     124.3     29.3     153.6     104.6     58.5     163.1
Ceding commissions               0.2     14.9      15.1      (0.2)    12.6      12.4       0.3      8.2       8.5
                            --------  -------  --------  --------  -------  --------  --------  -------  --------
Total                          178.0     37.1     215.1     124.1     41.9     166.0     104.9     66.7     171.6
Policyholder benefits          120.2     39.9     160.1      82.2     41.1     123.3      71.6     70.0     141.6
Reinsurance recoveries          (1.6)   (30.1)    (31.7)     (1.3)   (29.4)    (30.7)       --    (35.3)    (35.3)
                            --------  -------  --------  --------  -------  --------  --------  -------  --------
Net policyholder benefits      118.6      9.8     128.4      80.9     11.7      92.6      71.6     34.7     106.3
Acquisition costs and
  operating expenses            68.3     22.2      90.5      47.1     25.3      72.4      38.3     33.2      71.5
                            --------  -------  --------  --------  -------  --------  --------  -------  --------
Underwriting income
  (loss)                    $   (8.9) $   5.1  $   (3.8) $   (3.9) $   4.9  $    1.0  $   (5.0) $  (1.2) $   (6.2)
                            ========  =======  ========  ========  =======  ========  ========  =======  ========
                           ----------------------------

      Total group net earned premiums increased $46.4 million, or 30.2%, to $200.0 million in 1997. This increase is the net effect of the $53.5 million, or 43.0%, growth in Core Products and the $7.1 million decrease in Specialty Products.

      Total group net earned premiums decreased $9.5 million, or 5.8%, to $153.6 million in 1996. This decrease is the net effect of the $19.7 million growth in Core Products and the $29.2 million decrease in Specialty Products. This increase was due primarily to growth in the Core Product premiums generated by the group sales offices, growth in the Specialty Products direct premiums, and a decrease in the amount of premium ceded, especially in Specialty Products.

      Core Products net earned premiums increased $53.5 million, or 43.0%, to $177.8 million in 1997. The increase was primarily due to increased sales of all Core Products through the group sales offices, as first year annualized premiums increased 52.4% in 1997, to $75.0 million, from $49.2 million in 1996. Several factors contributed to this large sales increase: one new sales office was opened during 1997, the three offices opened during 1996 operated for the full year, and Guarantee Life continued hiring sales representatives within other existing offices. Management does not expect these large percentage increases in sales to continue during 1998 or 1999.

      Core Products net earned premiums increased $19.7 million, or 18.8%, to $124.3 million in 1996. The increase was primarily due to increased sales of all Core Products through the existing seventeen group sales offices and the opening of three additional group sales offices in Boston, Phoenix, and Miami during 1996. First year annualized premiums for Core Products generated from the group sales offices increased 43.0% in 1996, to $49.2 million, from $34.4 million in 1995.

      Specialty Products net earned premiums decreased $7.1 million, or 24.2%, to $22.2 million in 1997. The final runoff of the SMART major medical product in 1996 caused $4.1 million of this decrease; the remaining $3.0 million decrease occurred in the excess loss product line. Excess loss direct premiums increased $4.8 million, to $60.3 million, but with the new reinsurance treaties effective mid-1996, an average of 75% of excess loss premiums are ceded to reinsurers.

      Specialty Products net earned premiums decreased $29.2 million, or 49.9%, to $29.3 million in 1996 from $58.5 million in 1995. This decrease was primarily due to Guarantee Life's decision to cease writing the SMART major medical product in 1995, causing a $16.7 million reduction in net premiums in 1996. During all of 1996, Guarantee Life continued to manage growth in the excess loss product line during an adverse pricing cycle in the group health insurance industry. As a result, excess loss net premiums decreased $13.0 million in 1996.

                      Building Relationships for Life(R)



      Core Products net benefits increased $37.7 million, or 46.6%, to $118.6 million in 1997. This increase was caused by the combination of higher premiums in all Core Products, slightly poorer underwriting experience, and fewer reinsurance recoveries in 1997.

      Core Products net benefits increased $9.3 million, or 13.0%, to $80.9 million in 1996. This increase was the effect of the increase caused by higher premium in all Core Products, which was offset by significant improvements in underwriting experience in all Core Products.

      Specialty Products net benefits decreased $1.9 million, or 16.2%, to $9.8 million in 1997. This decrease was the combination of lower net premiums in 1997, which was offset by poorer underwriting experience in the excess loss product line.

      Specialty Products net benefits decreased $23.0 million, or 66.3%, to $11.7 million in 1996 from $34.7 million 1995. This decrease was due primarily to decreased premium volume, as underwriting experience did not change significantly.

      Total group acquisition costs and operating expenses increased $18.1 million, or 25%, to $90.5 million in 1997. These changes are the net effects of increases in directly variable expenses such as commissions and premium taxes from increased premiums in Core Products, offset by decreases in the corresponding expenses in Specialty Products. Other operating expenses for Core Products increased slightly, as a percent of direct premium, in 1997 over 1996.

      Total group acquisition costs and operating expenses increased $0.9 million, or 1.3%, to $72.4 million in 1996 from $71.5 million in 1995. These changes are the net effects of increases in variable expenses such as commissions and premium taxes from increased premiums in Core Products, offset by decreases in the corresponding expenses in Specialty Products. Other operating expenses for Core Products have increased over 1995 at a decreasing rate, during the year, as the business has grown. Certain operating expenses for Specialty Products are decreasing, but at a slower rate than net premiums, as the SMART block of business must be administered during the runoff, and the management of the excess loss product line during the current cycle in the group health insurance industry.

      Insurance Operations-Individual

      The following table sets forth certain summarized financial data for Guarantee Life's Individual Insurance Business for the years ended December 31, 1997, 1996, and 1995.

                                                               Year Ended December 31,
                                                           -------------------------------
                                                             1997        1996        1995
                                                           -------     -------     -------
                                                                    (in millions)
Revenues:
     Insurance premiums                                    $  27.5     $  29.8     $  29.3
     Policyholder assessments                                 30.5        26.1        22.2
     Reinsurance premiums                                     (6.1)       (6.1)       (6.0)
                                                           -------     -------     -------
     Net premiums                                             51.9        49.8        45.5
     Investment income, net                                   67.7        65.4        64.4
     Realized investment gains                                 0.7         0.5         2.0
     Ceding commissions and other income                       0.6         0.4         0.3
                                                           -------     -------     -------
     Total revenues                                          120.9       116.1       112.2
Benefits and expenses:
     Policyholder benefits, net of reinsurance                31.1        34.6        33.5
     Interest credited to account balances                    28.7        26.5        25.6
                                                           -------     -------     -------
     Total policyholder benefits                              59.8        61.1        59.1
     Acquisition costs and operating expenses                 31.8        30.6        27.0
     Dividends to policyholders                               11.1        10.8        10.6
                                                           -------     -------     -------
     Total policyholder benefits, expenses and dividends     102.7       102.5        96.7
                                                           -------     -------     -------
Income before income taxes                                 $  18.2     $  13.6     $  15.5
                                                           =======     =======     =======

                       Guarantee Life 1997 Annual Report


      Premiums decreased $2.3 million, or 7.7%, to $27.5 million in 1997. This decrease is due to continued decline in the traditional life business. Premiums increased $0.5 million, or 1.7%, to $29.8 million in 1996, due to the net effect of an increase in premiums on policy riders and a slight decrease in traditional life premium.

      Policyholder assessments increased $4.4 million, or 16.9%, to $30.5 million in 1997. This increase was due to a combination of having the Security Life block of universal life policies for twelve months in 1997 compared to only five months in 1996 and growth in other universal life policies. Policyholder assessments increased $3.9 million, or 17.6%, to $26.1 million in 1996. This increase was in the universal life lines of business, including $2.4 million from the Security Life block of universal life policies acquired in the third quarter of 1996.

      Total individual policyholder benefits decreased $1.3 million, or 2.1%, to $59.8 million in 1997. Excluding interest credited to policyholder account balances, total individual policyholder benefits decreased $3.5 million, or 10.1%, to $31.1 million in 1997. This decrease was almost entirely due to improved mortality and the decrease in the traditional life business.

      Total individual policyholder benefits increased $2.0 million, or 3.4%, to $61.1 million in 1996. Excluding interest credited to policyholder account balances, total individual policyholder benefits increased $1.1 million, or 3.3%, to $34.6 million in 1996. This increase was due to the net effect of a $2.4 million increase in universal life benefits, offset by a $1.3 million decrease in the traditional life business.

      Interest credited to policyholder account balances increased $2.2 million, or 8.3%, to $28.7 million in 1997. This increase includes a $2.6 million increase for universal life, which in turn is comprised of the impact of having the Security Life block of universal life policies for twelve months in 1997 compared to only five months in 1996, and an increase in average account balances offsetting lower crediting rates. Additionally, interest credited increased on the much higher balances for equity indexed annuities was offset by a decrease in average account balances and crediting rates for fixed annuities.

      Interest credited to policyholder account balances increased $0.9 million, or 3.5%, to $26.5 million in 1996. This increase is the net effect of a $2.1 million increase for universal life, as the increase in account balances offset lower crediting rates, and a $1.2 million decrease for annuities.

      Total individual acquisition costs and operating expenses increased $1.2 million, or 3.9%, to $31.8 million in 1997. This increase was primarily due to a $1.1 million increase in DPAC amortization, as changes in all other expenses were minimal. DPAC amortization increased mostly in the annuity product lines due to increased margins, as well as higher surrenders during 1996.

      Total individual acquisition costs and operating expenses increased $3.6 million, or 13.3%, to $30.6 million in 1996. This increase was primarily due to a $4.1 million increase in DPAC amortization, offset in part by a decrease in operating expenses. DPAC amortization increased because of the universal life policies acquired, as well as favorable mortality and interest margins on existing universal life policies.

      Policyholder dividends increased only slightly during 1997 and 1996, reflecting an unchanged dividend scale applied to slightly higher policy values.

Liquidity and Capital Resources

      Guarantee Life initiated three voluntary stock buyback programs during 1997 for oddlot shareholders who individually owned fewer than 100 shares of the Company's common stock. These programs resulted in Guarantee Life's purchase of approximately 1.1 million shares and a reduction of almost 50% in oddlot shareholder accounts. Guarantee Life estimates the reduction in oddlot shareholder accounts will save approximately $350,000 in annual shareholder expenses. The programs were funded using available cash flows.

                      Building Relationships for Life(R)


      The Holding Company's ability to pay dividends to its stockholders and meet its obligations, including debt service and operating expenses, primarily depends upon receiving sufficient funds from its insurance subsidiaries. The payment of dividends by Guarantee Life Insurance and AGL to the Holding Company is subject to restrictions set forth in the insurance laws and regulations of Nebraska and Pennsylvania. The Board of Directors of Guarantee Life Insurance declared a $15 million extraordinary dividend to the Holding Company in November 1997, which was paid in January 1998. Guarantee Life Insurance can not declare additional dividends in 1998 without permission from the Nebraska Department of Insurance. AGL may pay $2.4 million in 1998 without obtaining approval from the Pennsylvania Department of Insurance.

      Guarantee Life has a $50.0 million senior secured revolving line of credit to be used for general corporate purposes and to fund capital infusions to subsidiaries and future acquisitions. The credit agreement is effective through 2002. Funding for the credit facility is being provided by The Chase Manhattan Bank, Norwest Bank Nebraska, N.A., and State Street Bank and Trust Company. Guarantee Life drew $40.0 million on this credit facility to fund the PFG acquisition in 1997. The entire $40.0 million is outstanding at December 31, 1997.

Interest Rate Changes

      Interest rate changes may have temporary effects on the sale and profitability of the universal life and annuity products offered by Guarantee Life's insurance operations. For example, if interest rates rise, competing investments (such as annuities or life insurance offered by Guarantee Life's competitors, certificates of deposit, mutual funds, and similar instruments) may become more attractive to potential purchasers of Guarantee Life's products until Guarantee Life increases the rate credited to holders of its universal life and annuity products. Guarantee Life constantly monitors interest earnings on existing assets and yields available on new investments, and sells policies and annuities that permit flexible responses to interest rate changes as part of its management of interest spreads.

      Changes in interest rates have not had a significant impact on Guarantee Life's net income, although the interest rate environment has affected sales of certain Guarantee Life product lines and may affect surrender and withdrawal rates. For instance, Guarantee Life's sale of annuities declined during 1995, during which time Guarantee Life maintained the spread between crediting rates and earned rates on its annuities and other interest-sensitive life insurance products. While sales of traditional fixed annuities also decreased in 1996 and 1997, total annuity sales increased to $25.2 million in 1997. This increase is a result of Guarantee Life's August 1996 introduction of an equity indexed single premium deferred annuity with credited rates linked to the growth in the S&P 500 index. However, the profitability of Guarantee Life's products is based not only on interest rate spreads, but also on persistency, mortality, morbidity, and operating expenses.

New Accounting Pronouncements

      In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for reporting information about operating segments. Generally, SFAS 131 requires that financial information be reported on the basis that is used internally for evaluating performance. Guarantee Life is required to adopt SFAS 131 effective January 1, 1998, and comparative information for earlier years must be restated. Guarantee Life anticipates that under SFAS 131, the Group Insurance Business divisions, EBD and GSM, will be defined as segments and reported separately.

      In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" which will be implemented in Guarantee Life's December 31, 1998 financial statements. SFAS No. 132 will not affect net income. SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful as they were when SFAS No. 87, 88 and 106 were issued.

                       Guarantee Life 1997 Annual Report


INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of The Guarantee Life Companies Inc.:

      We have audited the accompanying consolidated balance sheets of The Guarantee Life Companies Inc. and subsidiaries (Guarantee Life) as of December 31, 1997 and 1996, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of Guarantee Life's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      As described in Note 7 to the consolidated financial statements, Guarantee Life converted from a mutual to a stock life insurance company (Demutualization) in 1995. The accompanying consolidated financial statements for the periods prior to the Demutualization have been prepared utilizing generally accepted accounting principles for stock life insurance companies as if Guarantee Life was a stock life insurance company before the Demutualization. The accounting policies used in the preparation of these consolidated financial statements are described in Note 7.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Guarantee Life Companies Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                          KPMG Peat Marwick LLP


Omaha, Nebraska
February 13, 1998

                      Building Relationships for Life(R)


              THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
                       (in thousands except share data)

                                                                                                     December 31,
                                                                                         ----------------------------------
                                                                                           1997                    1996
                                                                                        -----------             -----------
                                    Assets
                                 ------------
Invested assets:
      Fixed maturities:
         Available-for-sale, at fair value  (amortized cost: $566,544 and $520,741).     $   582,700             $   526,799
         Held-to-maturity, at amortized cost  (fair value: $184,480 and $147,813)            172,167                 138,584
                                                                                         -----------             -----------
                                                                                             754,867                 665,383
      Equity securities, at fair value  (cost: $2,735 and $3,009)                              3,735                   2,946
      Mortgage loans, net                                                                     85,849                  70,156
      Policy loans                                                                            21,657                  19,482
      Investment real estate, net                                                              3,394                   6,620
      Other invested assets, net                                                              32,212                  29,880
      Closed Block invested assets                                                           309,777                 299,807
                                                                                         -----------             -----------
Total invested assets                                                                      1,211,491               1,094,274
Cash and cash equivalents                                                                      8,608                   2,079
Accrued investment income                                                                     12,415                  11,623
Ceded reinsurance recoverables                                                                82,568                  65,177
Accounts receivable, net                                                                      19,805                   8,289
Deferred policy acquisition costs                                                            102,696                  77,968
Property, plant and equipment, net                                                            19,427                  20,102
Other assets                                                                                  11,572                   3,690
Closed Block other assets                                                                     17,754                  22,020
Separate account assets                                                                       32,697                      --
                                                                                         -----------             -----------
Total assets                                                                             $ 1,519,033             $ 1,305,222
                                                                                         ===========             ===========
                     Liabilities and Shareholders' Equity
                     ------------------------------------
Future policy benefits:
      Life                                                                               $    69,381             $    43,140
      Accident and health                                                                     73,667                  64,007
Policyholder account balances:
      Universal life contracts                                                               290,210                 257,362
      Annuity contracts                                                                      251,828                 202,735
Policy and contract claims                                                                    53,607                  50,248
Other policyholder funds                                                                      20,754                  13,662
Unearned premium revenue                                                                      11,866                  10,679
Amounts payable to reinsurers                                                                  6,938                   5,557
Notes payable                                                                                 40,000                      --
Other liabilities                                                                             51,284                  29,415
Closed Block liabilities                                                                     386,606                 387,383
Discontinued operations                                                                       20,997                  32,362
Separate account liabilities                                                                  32,697                      --
                                                                                         -----------             -----------
Total liabilities                                                                          1,309,835               1,096,550
Shareholders' equity:
      Common stock $0.01 par value; 30,000,000 shares authorized, 9,944,383
         shares issued                                                                            99                      99
      Additional paid-in capital                                                             191,123                 191,226
      Retained earnings                                                                       27,463                  13,435
      Treasury stock, at cost (1,017,524 shares)                                             (22,512)                     --
      Unrealized appreciation of invested
        securities carried at fair value, net                                                 13,025                   3,912
                                                                                         -----------             -----------
Total shareholders' equity                                                                   209,198                 208,672
Commitments and contingencies                                                                     --                      --
                                                                                         -----------             -----------
Total liabilities and shareholders' equity                                               $ 1,519,033             $ 1,305,222
                                                                                         ===========             ===========

See accompanying notes to consolidated financial statements.

                       Guarantee Life 1997 Annual Report


              THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
                     (in thousands except per share data)

                                                                 Year Ended December 31,
                                                           -----------------------------------
                                                              1997         1996         1995
                                                           ---------    ---------    ---------
Revenues:
Insurance premiums and policyholder assessments:
      Life                                                 $  76,260    $  64,932    $  80,830
      Accident and health                                    179,700      136,158      154,741
      Policyholder assessments                                30,476       26,080       22,165
      Reinsurance premiums                                   (55,508)     (45,480)     (49,225)
                                                           ---------    ---------    ---------
                                                             230,928      181,690      208,511
Investment income, net                                        58,449       54,371       74,615
Realized investment gains                                      1,270          167        2,448
Ceding commissions and other income                           15,558       12,700        8,846
Contribution from closed block                                 4,071        3,071           --
                                                           ---------    ---------    ---------
Total revenues                                               310,276      251,999      294,420

Policyholder benefits:
Benefits:
      Life                                                    62,749       57,655       72,614
      Accident and health                                    113,335       85,759      108,324
      Reinsurance recoveries                                 (35,752)     (36,468)     (41,107)
                                                             140,332      106,946      139,831
Interest credited to policyholder account balances:
      Annuity contracts                                       10,624       11,021       12,259
      Universal contracts                                     15,028       12,467       10,328
      Other                                                       --           --        3,004
                                                           ---------    ---------    ---------
Total policyholder benefits                                  165,984      130,434      165,422

Expenses:
Policy acquisition costs                                      57,364       47,554       47,573
Other insurance operating expenses                            61,191       51,365       50,985
                                                           ---------    ---------    ---------
Total expenses                                               118,555       98,919       98,558
Dividends to policyholders                                        --           --       10,571
Income from continuing operations before income taxes         25,737       22,646       19,869
Income tax expense                                             9,098        7,926        9,065
                                                           ---------    ---------    ---------
Net income from continuing operations                         16,639       14,720       10,804
Net income (loss) from discontinued operations                  (195)         295       (1,697)
Extraordinary charge for demutualization expense, net             --           --        7,737
                                                           ---------    ---------    ---------
Net income                                                 $  16,444    $  15,015    $   1,370
                                                           =========    =========    =========
Basic Earnings per share:
      Weighted average shares outstanding                      9,436        9,944
                                                           =========    =========
      Net income from continuing operations                $    1.76         1.48
                                                           =========    =========
      Net income (loss) from discontinued operations       $    (.02)$        .03
                                                           =========    =========
      Net income                                           $    1.74         1.51
                                                           =========    =========

Diluted Earnings per share:
      Weighted average shares outstanding                      9,686       10,061
                                                           =========    =========
      Net income from continuing operations                $    1.72         1.46
                                                           =========    =========
      Net income (loss) from discontinued operations       $    (.02)   $     .03
                                                           =========    =========
      Net income                                           $    1.70         1.49
                                                           =========    =========

See accompanying notes to consolidated financial statements.

                      Building Relationships for Life(R)


              THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
--------------------------------------------------------------------------------
                                (in thousands)

                                                                   Years Ended December 31,
                                                            --------------------------------------
                                                              1997           1996           1995
                                                            --------       --------       --------
Net income                                                  $ 16,444       $ 15,015       $  1,370
Other comprehensive income, net of tax:
Unrealized appreciation (depreciation) of invested
  assets carried at fair value, net                            9,113        (11,014)        50,691
                                                            --------       --------       --------
Comprehensive income                                        $ 25,557       $  4,001       $ 52,061
                                                            ========       ========       ========

              THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
                       (in thousands except share data)

                                                                                   Years Ended December 31,
                                                                             ------------------------------------
                                                                                1997         1996         1995
                                                                             ----------   ----------   ----------
Common stock, beginning of year                                              $      99    $      99    $      --
Issuance of common stock, 9,944,383 shares                                          --           --           99
                                                                             ----------   ----------   ----------
Common stock, end of year                                                           99           99           99
                                                                             ----------   ----------   ----------

Additional paid in capital, beginning of year                                  191,226      191,226           --
Issuance of common stock                                                            --           --      191,226
Options exercised and stock awards granted                                        (103)          --           --
                                                                             ----------   ----------   ----------
Additional paid in-capital, end of year                                        191,123      191,226      191,226
                                                                             ----------   ----------   ----------

Retained earnings, beginning of year                                            13,435           11      168,611
Net income before demutualization                                                   --           --        1,359
Demutualization transaction                                                         --           --     (169,970)
Net income after demutualization                                                16,444       15,015           11
Shareholder dividends declared ($0.26/share in 1997,
    $0.16/share in 1996)                                                        (2,416)      (1,591)          --
                                                                             ----------   ----------   ----------
Retained earnings, end of year                                                  27,463       13,435           11
                                                                             ----------   ----------   ----------

Treasury stock, beginning of year                                                   --           --           --
Purchases of treasury stock, 1,069,011 shares                                  (23,603)          --           --
Options exercised (1,496 shares) and stock awards granted, (49,991 shares)       1,091           --           --
                                                                             ----------   ----------   ----------
Treasury stock, end of year                                                    (22,512)          --           --
                                                                             ----------   ----------   ----------

Net unrealized appreciation (depreciation) on invested
   assets carried at fair value:
Beginning of year                                                                3,912       14,926      (35,765)
Unrealized appreciation (depreciation) of invested assets
   carried at fair value, net                                                    9,113      (11,014)      50,691
                                                                             ----------   ----------   ----------
End of year                                                                     13,025        3,912       14,926
                                                                             ----------   ----------   ----------

Total shareholders' equity                                                   $ 209,198    $ 208,672    $ 206,262
                                                                             ==========   ==========   ==========

See accompanying notes to consolidated financial statements.

                        Guarantee Life 1997 Annual Report



               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
                                 (in thousands)

                                                                        Years Ended December 31,
                                                                 ------------------------------------
                                                                    1997         1996         1995
                                                                 ----------   ----------   ----------
Cash flows from operating activities:
Net income from continuing operations                            $  16,639    $  14,720    $  10,804
Adjustments to reconcile net income from continuing
      operations to net cash provided by continuing operating
      activities:
         Policyholder assessments                                  (30,476)     (26,080)     (22,165)
         Interest credited to policyholder account balances         25,652       23,488       25,591
         Realized investment (gains) losses                         (1,270)        (167)      (2,448)
         Change in: (net of amounts acquired)
             Ceded reinsurance recoverables                         (2,918)       1,179        4,961
             Deferred policy acquisition costs                       4,799        3,438           56
             Liabilities for future policy benefits                 13,745       11,084        3,105
             Policy and contract claims                             (6,586)      (9,393)       3,930
             Other liabilities                                       6,492       (4,935)       2,009
             Deferred income taxes                                  (2,996)      (1,780)      (2,590)
             Closed Block assets and liabilities, net               (2,377)        (666)       5,624
         Other, net                                                 11,291        8,439       (6,503)
                                                                 ---------    ---------    ---------
Net cash provided by continuing operating activities                31,995       19,327       22,374
Net cash (used) by discontinued operations                         (11,560)     (17,980)     (26,387)
                                                                 ---------    ---------    ---------
Net cash provided (used) by operating activities                    20,435        1,347       (4,013)
Cash flows from investing activities:
Purchase of fixed maturities                                      (226,294)    (235,544)    (162,158)
Proceeds from sale of fixed maturities:
      Available-for-sale                                           144,607      194,471      144,391
Maturities, calls and principal reductions of fixed maturities      82,751       54,531       39,129
Purchase of mortgage loans                                         (27,670)     (13,542)     (15,745)
Proceeds from repayment of mortgage loans                           11,431        4,773        2,206
Acquisitions, net of cash acquired                                 (30,913)          --           --
Change in Closed Block invested assets, net                         (4,206)      (1,267)      (4,991)
Other, net                                                          (1,994)     (20,590)     (18,010)
                                                                 ---------    ---------    ---------
Net cash used by investing activities                              (52,288)     (17,168)     (15,178)
Cash flows from financing activities:
Deposits to policyholder account balances                           77,153       50,635       48,540
Withdrawals from policyholder account balances                     (52,752)     (49,568)     (32,321)
Purchase of treasury stock                                         (23,603)          --           --
Proceeds from issuance of notes payable                             40,000           --           --
Shareholder dividends                                               (2,416)      (1,591)          --
Policyholder cashouts from demutualization                              --       (6,877)          --
Net proceeds from initial public offering                               --           --       33,457
Extraordinary charge for demutualization expense                        --           --       (7,737)
                                                                 ---------    ---------    ---------
Net cash provided (used) by financing activities                    38,382       (7,401)      41,939
                                                                 ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents                 6,529      (23,222)      22,748
Cash and cash equivalents at beginning of year                   $   2,079    $  25,301    $   2,553
                                                                 ---------    ---------    ---------
Cash and cash equivalents at end of year                         $   8,608    $   2,079    $  25,301
                                                                 =========    =========    =========

See accompanying notes to consolidated financial statements.

                       Building Relationships for Life(R)



               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995
--------------------------------------------------------------------------------

(1)  Summary of Significant Accounting Policies

(a) Organization and Principles of Consolidation

      At December 31, 1997 the consolidated financial statements include The Guarantee Life Companies Inc. (Holding Company) and its direct and indirect wholly owned subsidiaries, all of which are collectively referred to hereinafter as "Guarantee Life." Insurance subsidiaries domiciled in Nebraska include:
Guarantee Life Insurance Company (Guarantee Life Insurance), and Guarantee Protective Life Company (Guarantee Protective). AGL Life Assurance Company (AGL) is an insurance subsidiary domiciled in Pennsylvania.

      On December 6, 1996, Guarantee American Life Insurance Company was renamed "NGL American Life Insurance Company" in anticipation of its sale to National Guardian Life Insurance Company, which closed on January 1, 1997. The sale resulted in a gain of $785,000, and reduced invested assets by approximately $4.4 million.

      On December 23, 1997, Guarantee Life completed its acquisition of PFG, Inc., and its subsidiaries (PFG), in a transaction valued at $37.3 million which was accounted for as a purchase. In the transaction, Guarantee Life acquired assets with a fair value of approximately $168 million and assumed liabilities with a fair value of approximately $137 million. The excess of the purchase price over the fair value of assets acquired and liabilities assumed was recorded as Goodwill (included in other assets), and is being amortized straight-line over 25 years.

      PFG, Inc.'s wholly owned subsidiaries include AGL Life Assurance Company
(AGL) and "Philadelphia Financial Group" which consists of Philadelphia Financial Group, Inc., PFG Distribution Company, Philadelphia Financial Group Agency of Ohio, Inc., PFG Insurance Agency of Texas, Inc., and Philadelphia Financial Insurance Agency of Massachusetts, Inc. The pro forma unaudited consolidated results of operations assume that PFG had been acquired as of the beginning of the years ended December 31, 1997 and 1996, respectively and include: total revenues of $331.9 million and $274.1 million, respectively; net income from continuing operations of $13.2 million and $11.7 million, respectively; and net income of $13.0 million and $12.0 million, respectively. Basic earnings per share would have been $1.38 and $1.21, respectively and diluted earnings per share would have been $1.34 and $1.19, respectively.

      Pro forma data does not purport to be indicative of the results that would have been obtained had this acquisition occurred at the beginning of the periods presented and is not intended to be a projection of future results.

      On December 31, 1997, Guarantee Life completed a coinsurance agreement to acquire a block of excess loss policies from EBPLife Insurance Company ("EBPLife"). In the transaction, Guarantee Life acquired $8.3 million in assets and assumed $8.3 million in liabilities.

      In August 1996, Guarantee Life completed a coinsurance agreement to acquire a block of excess loss policies from Security Life Insurance Company of America ("Security Life"). In the transaction, Guarantee Life acquired $ 57.7 million in assets and assumed $ 57.7 million in liabilities.

      All significant intercompany transactions have been eliminated in consolidation.

(b) Investments in Fixed Maturities and Equity Securities

      Categorization of fixed maturities and equity securities
      Fixed maturity and equity securities are carried at fair value unless Guarantee Life demonstrates that it has the positive intent and ability to hold these investments to maturity. Fixed maturity and equity securities

                        Guarantee Life 1997 Annual Report



must be classified into one of three categories: 1) held-to-maturity,
2) available-for-sale, or 3) trading securities.

      Management determines the appropriate classification of fixed maturities and equity securities at the time of purchase and reevaluates such designation at each balance sheet date. When changes in conditions cause a fixed maturity investment to be transferred to a different category, the security is transferred to the new category at its fair value at the date of transfer. During 1995, Guarantee Life transferred two securities with amortized cost totaling $3.0 million from the held-to-maturity category due to deterioration in the issuers' credit quality. There was an unrealized loss of $1.0 million related to these transfers. There were no such transfers in 1996. In 1997, Guarantee Life transferred one security with an amortized cost of $0.5 million from the held-to-maturity category due to deterioration in the issuers' credit quality. The credit was sold during 1997 realizing a loss of $80,000.

      In November 1995, the Financial Accounting Standards Board issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." This Special Report allowed for a re-evaluation of the classification of debt and equity securities, and a one-time transfer between categories. On December 29, 1995, Guarantee Life transferred 38 securities with amortized cost totaling $58.6 million from held-to-maturity to available-for-sale, with the corresponding $0.8 million in unrealized loss being charged to shareholders' equity. These transfers were made to afford consistent classification for similar investment securities across all product portfolios.

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

                       Building Relationships for Life(R)



      Invested asset impairment and valuation allowances
      Invested assets are considered impaired when Guarantee Life determines that collection of all amounts due under the contractual terms is doubtful. Guarantee Life adjusts invested assets to their estimated net realizable value at the point at which it determines an impairment is other than temporary. Guarantee Life has also established valuation allowances for mortgage loans and other invested assets. Valuation allowances for other than temporary impairments in value are netted against the asset categories to which they apply, and additions to valuation allowances are included in total investment results.

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

      For short duration contracts, certain acquisition costs have been deferred and are amortized over the terms of the related insurance policies. Deferred policy acquisition costs are reviewed for recoverability from future income, including investment income, and costs which are deemed unrecoverable are expensed in the period in which the determination is made. No such costs have been deemed unrecoverable during the three years in the period ending December 31, 1997.

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

                        Guarantee Life 1997 Annual Report


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

      Policyholders' account balances for universal life and annuity policies are equal to the policy account value before deduction of any surrender charges. The policy account value represents an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals. An additional liability is established for deferred front-end expense charges on universal life type policies. These expense charges are recognized in income as policyholder assessments using the same assumptions as are used to amortize deferred policy acquisition costs. Weighted average interest crediting rates for universal life policies were 5.68%, 5.90%, and 6.03%; and for annuity policies were 5.38%, 5.46%, and 5.93% for 1997, 1996, and 1995 respectively.

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

      (g) Property, Plant and Equipment

      Property, plant and equipment is presented at cost less accumulated depreciation. Expenditures resulting in significant betterment or improvement of the buildings are included in the cost of the building. Maintenance, repairs, and renewals of a minor nature are charged to operations as incurred. Guarantee Life uses the straight-line method of depreciation based upon the estimated useful lives of the buildings and improvements.

      (h) Guaranty Fund Assessments

      As a condition of doing business, states and jurisdictions in which Guarantee Life does business have adopted laws requiring membership in life and health insurance guaranty funds, which are organized to pay contractual obligations under insurance policies issued by insolvent and failed life and health insurers. Member companies are subject to assessments each year based on life, health, or annuity premiums collected in the state. In some states these assessments may be applied against premium taxes.

      In accordance with estimates provided by the National Organization of Life and Health Guaranty Associations, Guarantee Life has established a liability of $0.9 million in the accompanying consolidated financial statements for amounts due for actual and potential insurance company failures in the states where

                       Building Relationships for Life(R)


Guarantee Life writes business. Guarantee Life capitalizes the assessments which are deductible when they are paid and generally amortizes the payments over not more than five years. Guaranty fund assessments capitalized are reviewed quarterly to determine that the unamortized portion of such costs does not exceed recoverable amounts. At December 31, 1997, Guarantee Life had $2.1 million of unamortized guaranty fund assessments which are included in other assets.

      (i) Pension and Other Post Retirement Benefits

      Guarantee Life has a defined benefit pension plan which covers substantially all of its employees. Current pension costs are funded at the maximum deductible amount allowed by the Internal Revenue Service (IRS). Periodic net pension expense is based on the cost of incremental benefits for employee service during the period, interest on the projected benefit obligation, actual return on plan assets and amortization of actuarial gains and losses. In addition to providing pension benefits, Guarantee Life provides life insurance benefits to retired employees. Substantially all of Guarantee Life's employees may become eligible for the life benefits. Guarantee Life recognizes the cost of these post retirement benefits as they are earned by the employees and accrues for the expected cost of providing those benefits to employees and their beneficiaries during the years the employees render service.

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

      (k) Fair Value of Financial Instruments

      Fair values for all fixed securities are determined by independent valuation procedures. The fair values for mortgage loans and policy loans are estimated using discounted cash flow analyses and using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Prepayments are assumed to occur at the same rate as in previous periods when interest rates were at levels similar to current levels. The fair value of investment real estate is based on market values for comparable local real estate. The fair values of Guarantee Life's other invested assets are based on current market prices and discounted expected future cash flows for related investments.

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

      (l)  Separate Accounts

      Separate account assets, carried at market value, and liabilities represent variable annuity and universal life contract funds invested primarily in equity securities. The investment income, gains and losses of these accounts accrue directly to the policyholders and are not included in the operations of Guarantee Life.

                        Guarantee Life 1997 Annual Report



      (m) Cash Equivalents

      For purposes of the consolidated statements of cash flows, Guarantee Life considers cash equivalents to be all highly liquid debt instruments with original maturities of three months or less when purchased. The carrying amounts reported in the consolidated balance sheets for these instruments approximates their fair value.

      (n) Earnings Per Share

      Earnings per share of common stock have been computed on the basis of the weighted average number of shares of common stock outstanding. Diluted earnings per share is based on the weighted average number of shares and common stock equivalents outstanding. The Company's common stock equivalents relate to common stock options. In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share" which revised the calculation and presentation provisions of Accounting Principals Board ("APB") Opinion 15 and related interpretations. SFAS No. 128, which was effective for periods ending after December 15, 1997, requires companies to present both currently and retroactively, basic earnings per share and diluted earnings per share instead of primary and fully-diluted earnings per share which previously were required under APB Opinion 15. Accordingly, earnings per share for all periods presented have been restated to apply the provisions of SFAS No. 128. Had the Company reported earnings per share under the previous APB Opinion 15, primary earnings per share for the years ending December 1997 and 1996, would have been $1.72 and $1.51, respectively.

      The computations of income from continuing operations on both basic and diluted bases, including reconciliations of the numerators and denominators, are as follows (in thousands):

                                                             Years Ended December 31,
                                                          -------------------------------
                                                            1997       1996        1995
                                                          -------     -------     -------
Basic-assumes no dilution:
Net income from continuing operations for the period      $16,639     $14,720     $10,804
Weighted average number of common shares
  outstanding during the period                             9,436       9,944         --
                                                          -------     -------     -------
Net income from continuing operations per share-basic     $  1.76     $  1.48         --
                                                          =======     =======     =======
Diluted-assumes full dilution:
Net income from continuing operations for the period      $16,639     $14,720    $10,804
Weighted average number of common shares
  outstanding during the period                             9,436       9,944         --
Weighted average number of common stock
  equivalent shares to reflect the dilutive effect of
  common stock equivalent securities:
      Stock Options                                           250         117         --
                                                          -------     -------     -------
Total common and common equivalent shares
  adjusted to calculate diluted earnings per share          9,686      10,061         --
                                                          -------     -------     -------
Net income from continuing operations per share-diluted   $  1.72     $  1.46         --
                                                          =======     =======     =======

                       Building Relationships for Life(R)


      (o) Discontinued Operations

      In 1994, Guarantee Life decided to withdraw from the alternate workers' compensation benefit program segment. The operations of this segment have been reflected on a net basis and classified as discontinued operations in the accompanying consolidated financial statements. See also note 15.

      (p) Use of Estimates in the Preparation of Financial Statements

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

      (q) Reclassifications

      Certain reclassifications have been made to the prior consolidated financial statements to conform with the most current presentation.

(2)   Investments

      Fixed maturities at December 31, 1997 (in thousands) are as follows:

                                                                             Gross        Gross      Estimated
                                                               Amortized   Unrealized   Unrealized     Fair
                                                                 Cost        Gains        Losses       Value
                                                               ---------   ----------   ----------   ---------
Available-for-sale:
      U.S. Treasury securities and obligations of U.S.
         Government corporations and agencies                  $ 69,761    $  1,270     $     70     $ 70,961
      Obligations of states and political subdivisions           13,828         449           --       14,277
      Debt securities issued by foreign governments               5,909         787           --        6,696
      Corporate securities                                      283,813      13,031          770      296,074
      Mortgage-backed securities                                193,233       4,177        2,718      194,692
                                                               --------    --------     --------     --------
                                                               $566,544    $ 19,714     $  3,558     $582,700
                                                               ========    ========     ========     ========
Held-to-maturity:
      U.S. Treasury securities and obligations of U.S.
         Government corporations and agencies                  $ 10,038    $     30     $            $ 10,068
      Obligations of states and political subdivisions            8,092          --           --        8,092
      Corporate securities                                      153,045      12,283           --      165,328
      Mortgage-backed securities                                    992          --           --          992
                                                               --------    --------     --------     --------
                                                               $172,167    $ 12,313     $     --     $184,480
                                                               ========    ========     ========     ========

      Guarantee Life manages its credit risk associated with fixed maturities by diversifying its portfolio. At December 31, 1997, Guarantee Life held no corporate debt securities or foreign government debt securities of a single issuer which had a carrying value in excess of 5% of shareholders' equity.

      At December 31, 1997, Guarantee Life held $88.5 million of mortgage-backed securities issued by U.S. Government agencies and $35.5 million of mortgage-backed securities issued by Guarantee Life. At December 31, 1997, Guarantee Life held no other mortgage-backed securities of a single issuer which had a carrying value in excess of 5% of shareholders' equity. Guarantee Life's non-income earning investments in fixed maturities are not material.

                        Guarantee Life 1997 Annual Report



      Fixed maturities at December 31, 1996 (in thousands) are as follows:

                                                                             Gross        Gross      Estimated
                                                               Amortized   Unrealized   Unrealized     Fair
                                                                 Cost        Gains        Losses       Value
                                                               ---------   ----------   ----------   ---------
Available-for-sale:
      U.S. Treasury securities and obligations of U.S.
        Government corporations and agencies                   $ 72,802    $  1,193     $     54     $ 73,941
      Obligations of states and political subdivisions           10,128         114           34       10,208
      Debt securities issued by foreign governments               5,894         391           --        6,285
      Corporate securities                                      244,151       8,787        2,459      250,479
      Mortgage-backed securities                                187,766       2,056        3,936      185,886
                                                               --------    --------     --------     --------
                                                               $520,741    $ 12,541     $  6,483     $526,799
                                                               ========    ========     ========     ========
Held-to-maturity:
      U.S. Treasury securities and obligations of U.S.
      Government corporations and agencies                     $  2,494    $     --     $     18     $  2,476
      Corporate securities                                      136,090       9,858          611      145,337
                                                               --------    --------     --------     --------
                                                               $138,584    $  9,858     $    629     $147,813
                                                               ========    ========     ========     ========

      Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The carrying value, amortized cost and estimated fair value of fixed maturities by contractual maturity (in thousands) are as follows:

                                                                                    December 31, 1997
                                                                          -------------------------------------
                                                                          Carrying     Amortized    Estimated
                                                                            Value         Cost      Fair Value
                                                                          ---------    ---------    ----------
Due in one year or less                                                   $  21,292    $  21,242    $  21,357
Due after one year through five years                                       158,827      154,762      162,508
Due after five years through ten years                                      196,086      190,533      199,725
Due after ten years                                                         182,978      177,949      187,906
                                                                          ---------    ---------    ---------
                                                                            559,183      544,486      571,496
Mortgage-backed securities                                                  195,684      194,225      195,684
                                                                          ---------    ---------    ---------
                                                                           $754,867     $738,711     $767,180
                                                                          =========    =========    =========

      Guarantee Life had fixed maturities, mortgage loans, preferred stocks and common stocks with carrying values aggregating $14.6 million as of December 31, 1997 on deposit with regulatory authorities.

      A summary of realized investment gains (losses) (in thousands) is as follows:

                                                                                Years Ended December 31,
                                                                          ------------------------------------
                                                                            1997          1996         1995
                                                                          ---------    ---------    ----------
Fixed maturities:
      Gross gains                                                         $   1,883    $   1,899    $   3,944
      Gross losses                                                           (2,749)      (2,669)      (1,174)
Equity securities                                                               898        1,002           23
Sale of Guarantee American                                                      785           --           --
Other investments                                                               486           (3)         143
Change in investment valuation allowances                                       (33)         (62)        (488)
                                                                          ---------    ---------    ---------
Realized investment gains                                                 $   1,270    $     167    $   2,448
                                                                          =========    =========    =========

                      Building Relationships for Life(R)



      A summary of consolidated net investment income (in thousands) is as follows:

                                                  Years Ended December 31,
                                             --------------------------------
                                               1997        1996        1995
                                             --------    --------    --------

Fixed maturities                             $ 51,450    $ 50,844    $ 70,330
Equity securities                                 394         434         690
Mortgage loans                                  6,929       5,607       4,543
Policy loans                                    1,420       1,171       3,676
Investment real estate                          1,415       1,930       1,797
Other                                           3,955       3,175       4,505
                                             --------    --------    --------
                                               65,563      63,161      85,541
Less investment expenses                       (5,510)     (5,865)     (6,941)
                                             --------    --------    --------
Net investment income from invested assets     60,053      57,296      78,600
Less discontinued operations (note 15)         (1,604)     (2,925)     (3,985)
                                             --------    --------    --------
Net investment income                        $ 58,449    $ 54,371    $ 74,615
                                             ========    ========    ========

      Investment expenses include depreciation and depletion of $0.6 million, $0.9 million, and $0.9 million in 1997, 1996 and 1995, respectively.

      A summary of the components of the net unrealized appreciation (depreciation) on invested assets, including Closed Block, carried at fair value (in thousands) is as follows:

                                                      Years Ended December 31,
                                                      ------------------------
                                                        1997            1996
                                                      --------        --------
Unrealized appreciation (depreciation):
      Fixed maturities available-for-sale             $ 24,534        $  8,297
Equity securities                                        1,000             (63)
Deferred policy acquisition costs                       (5,496)         (2,215)
Deferred income taxes                                   (7,013)         (2,107)
                                                      --------        --------
Net unrealized appreciation                           $ 13,025        $  3,912
                                                      ========        ========

(3)   Mortgage Loans

      Investments in mortgage loans consist almost entirely of commercial mortgage loans which are primarily fixed-rate first mortgages on completed properties. The following table sets forth additions, reductions from payments and other charges and foreclosures related to the mortgage loan portfolio (in thousands):

                                                      Years Ended December 31,
                                                      ------------------------
                                                        1997            1996
                                                      --------        --------
Commercial loans:
      Beginning Balance                               $ 70,787        $ 61,087
         Additions                                      27,670          13,542
         Payments and other charges                    (12,291)         (3,842)
                                                      --------        --------
      Ending Balance                                    86,166          70,787
Other mortgage loans                                       947             138
Valuation allowance                                     (1,264)           (769)
                                                      --------        --------
                                                      $ 85,849        $ 70,156
                                                      ========        ========

                       Guarantee Life 1997 Annual Report



      Guarantee Life manages its credit risk associated with these loans by diversifying its mortgage portfolio by property type and geographic location. As of December 31, 1997, there were 85 individual commercial mortgage loans collateralized primarily by office buildings, retail properties, industrial properties, apartment buildings and medical clinics. As of December 31, 1997, Guarantee Life had no single mortgage loan outstanding which had a carrying value in excess of 5% of shareholders' equity. As of December 31, 1997, all commercial mortgage loans bore a fixed interest rate and Guarantee Life had no material loans over 60 days past due. Guarantee Life had outstanding commitments to fund mortgage loans totaling $0.5 million as of December 31, 1997.

(4)   Deferred Policy Acquisition Costs

      A summary of the policy acquisition costs deferred and amortized (in thousands) is as follows:

                                                                               Years Ended December 31,
                                                                          -----------------------------------
                                                                             1997         1996         1995
                                                                          ---------    ---------    ---------
Balance at beginning of period                                            $  77,968    $  70,168    $  90,168
Policy acquisition costs deferred                                            55,897       44,116       46,392
Policy acquisition costs amortized                                          (57,413)     (47,554)     (47,573)
Policy acquisition costs acquired in purchase                                29,525       11,658           --
Policy acquisition costs reclassified to Closed Block other assets               --           --      (15,437)
                                                                          ---------    ---------    ---------
                                                                          $ 105,977    $  78,388    $  73,550
                                                                          =========    =========    =========

Change in deferred policy acquisition costs relating to unrealized
      appreciation of invested assets carried at fair value                  (3,281)        (420)      (3,382)
                                                                          ---------    ---------    ---------
Total reflected in consolidated balance sheet                             $ 102,696    $  77,968    $  70,168
                                                                          =========    =========    =========

      The increase in policy acquisition costs deferred and amortized from 1996 to 1997 reflects growth in the group Core Products.

(5)   Reinsurance

      In the ordinary course of business, Guarantee Life assumes business from and cedes business to other insurers under a variety of contracts. The existence of ceded reinsurance constitutes a means by which Guarantee Life has underwritten a portion of its business.

      Guarantee Life's retention limit on its life insurance business in 1997 was generally $150,000 on a life risk in the Employee Benefits and Group Special Markets Divisions, and $250,000 on an individual life risk at Guarantee Life Insurance and $125,000 on a life risk at AGL. Certain reinsurers have agreed to reinsure automatically all amounts on any one life in excess of the retention amount not to exceed eight times Guarantee Life's retention in 1997. Amounts in excess of the automatic acceptance limits of Guarantee Life's retention may be applied for facultatively. As of December 31, 1997 and 1996, the amount of ceded life insurance in force was approximately $1.7 billion and $1.5 billion, respectively.

      Guarantee Life cedes 100% of its individual accident and health business. Guarantee Life's retention level on group accident and health business varies by product.

      Effective January 1, 1995, AGL entered into a reinsurance agreement to assume $50,000,000 in existing single premium deferred annuity business from Phoenix Home Mutual Life Insurance Company ("Phoenix"). Pursuant to the terms of the reinsurance agreement, assets equal to policyholder liabilities assumed are maintained in a trust account. As of December 31, 1997, policyholder deposits related to this business amounted to $33.7 million.

                      Building Relationships for Life(R)




      In a separate reinsurance agreement, AGL assumed 80% quota share in all production of a single deferred annuity product which was jointly developed with Phoenix. Pursuant to the terms of the reinsurance agreement, assets equal to policyholder liabilities assumed are maintained in a trust account. This reinsurance agreement can be terminated by either party with respect to new business with 90 days notice. As of December 31, 1997, policyholder deposits related to this business amounted to $5.2 million.

      Guarantee Life generally strives to diversify its credit risks related to reinsurance ceded; however, certain concentrations of credit risk related to reinsurance recoverables (including unearned premiums) exist with the insurance organizations listed in the table below (in thousands):

                                                                   December 31,
                                                                       1997
                                                                  ------------
Swiss RE Life & Health America, Inc.                              $     28,677
RGA Reinsurance Company                                                 23,264
Lincoln National Life Insurance Company                                 17,422
Phoenix Home Life Mutual Insurance Company                              16,493
Lone Star Life Insurance Company                                        11,721
UNUM Life Insurance Company of America                                   8,082
Life Reassurance Corporation of America                                  7,193
John Hancock Mutual Life Insurance Company                               6,338
Manulife Reinsurance Corporation                                         5,087
Cologne Life Reinsurance Company                                         4,670
Security Life of Denver                                                  3,596
Crown Life Insurance Company                                             3,471
Others                                                                   4,247
                                                                  ------------
Total before discontinued operations                                   140,261
Less discontinued operations (note 15)                                 (57,693)
                                                                  ------------
Total reflected in accompanying consolidated balance sheet        $     82,568
                                                                  ============

      This underwriting activity subjects Guarantee Life to certain risks. To the extent that reinsurers who are underwriting Guarantee Life's business become unable to meet their contractual obligations, Guarantee Life retains the primary obligation to its direct policyholders because the existence of this reinsurance does not discharge Guarantee Life from its obligation to its policyholders.

      Guarantee Life has policies and procedures to approve reinsurers prior to entering into an agreement and also to monitor financial stability on a continuous basis. As of December 31, 1997 and 1996 Guarantee Life had no significant overdue reinsurance balances. As of December 31, 1997 Guarantee Life held funds and other collateral of $11.5 million related to the above recoverables.

(6)   Property, Plant, and Equipment

      A summary of property, plant, and equipment (in thousands) is as follows:

                                                                December 31,
                                                            -------------------
                                                              1997       1996
                                                            --------   --------
      Home office building                                  $ 21,010   $ 20,505
      Plant and equipment                                     14,730     14,447
      Less accumulated depreciation                          (16,313)   (14,850)
                                                            --------   --------
                                                            $ 19,427   $ 20,102
                                                            ========   ========

                        Guarantee Life 1997 Annual Report




(7)   Closed Block

      Guarantee Life has maintained a book of individual life policies which are participating policies and entitle the policyholders to receive dividends based on actual interest, mortality, morbidity, and expense experience for the related policies. These dividends are distributed to the policyholders through an annual dividend using current dividend scales which are approved by the Board of Directors. These policies are now included in the Closed Block. The Company has no other participating policies.

      On December 15, 1994, Guarantee Life Insurance's Board of Directors adopted a plan to convert Guarantee Life Insurance from its mutual form to a stock life insurance company (demutualization). The Holding Company, a Delaware corporation, was formed to act as the holding company for the demutualization of Guarantee Life Insurance.

      The demutualization was approved by policyholders on August 24, 1995. On December 26, 1995, (the Effective Date) the Holding Company completed an initial public offering of 2,875,000 shares, representing an approximate 29% ownership interest in Holding Company outstanding common stock. In connection with the demutualization, 7,069,383 shares were issued to certain eligible policyholders, other eligible policyholders received $6.9 million in cash in lieu of common stock, while other eligible policyholders received $4.5 million of policy credits.

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

      The Closed Block includes only those revenues, benefits, expenses, and dividends considered in funding it. The pre-tax income of the Closed Block will be reported as a single line item of total revenues from continuing operations in Guarantee Life's consolidated statements of income. Income tax expense applicable to the Closed Block, which was funded, will be reflected as a component of income tax expense.

      The excess of Closed Block liabilities over Closed Block assets as of December 31, 1997 and 1996 represents the total estimated future contribution from the Closed Block expected to emerge from operations in the Closed Block after income taxes. The contribution from the Closed Block will be recognized in income over the period the policies and contracts in it remain in force.

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

                      Building Relationships for Life(R)



      Summarized financial information of the Closed Block (in thousands) is as follows:

                                                                December 31,
                                                            -------------------
                                                              1997       1996
                                                            --------   --------
                                    Assets
                                    ------
Invested assets:
      Fixed maturities:
         Available-for-sale, at fair value (amortized cost
             $202,869 and $190,504)                         $211,248   $193,121
         Held-to-maturity, at amortized cost (fair value:
             $52,224 and $58,837)                             48,838     55,401
                                                            --------   --------
                                                             260,086    248,522
      Policy loans                                            46,997     48,057
      Other invested assets, net                               2,694      3,228
                                                            --------   --------
Total invested assets                                        309,777    299,807
Cash and cash equivalents                                        328      1,480
Accrued investment income                                      4,221      4,428
Deferred policy acquisition costs                             12,233     13,925
Other assets                                                     972      2,187
                                                            --------   --------
Total Closed Block assets                                   $327,531   $321,827
                                                            ========   ========

                                  Liabilities
                                  -----------
Life future policy benefits                                 $301,495   $301,568
Policyholder account balances for annuity contracts              868        894
Policy and contract claims                                       573        298
Other policyholder funds                                      72,024     72,186
Dividends payable to policyholders                             7,767      7,646
Deferred income taxes                                          2,932        916
Other liabilities                                                946      3,875
                                                            --------   --------
Total Closed Block liabilities                              $386,606   $387,383
                                                            ========   ========

      Condensed statements of income for the Closed Block (in thousands) is as follows:


                                                                      Years Ended December 31,
                                                                      ------------------------
                                                                        1997            1996
                                                                      --------        --------
Revenues:
Insurance premiums and policyholder assessments, net of reinsurance   $ 20,933        $ 21,785
Investment income, net                                                  21,894          21,543
Realized investment (losses)                                              (155)            (68)
Other income                                                                86              93
                                                                      --------        --------
Total revenues                                                          42,758          43,353

Policyholder benefits and expenses:

Total policyholder benefits                                             22,244          23,209
Policy acquisition costs                                                 1,983           1,999
Other insurance operating expense                                        3,404           4,259
                                                                      --------        --------
Total benefits and expenses                                             27,631          29,467
Dividends to policyholders                                              11,056          10,815
                                                                      --------        --------
Contribution from Closed Block                                        $  4,071        $  3,071
                                                                      ========        ========

                       Guarantee Life 1997 Annual Report



(8)   Liability for Unpaid Accident and Health Claims and Claim Adjustment
Expenses

      The change in the liability for unpaid group accident and health claims and claim adjustment expenses is summarized (in thousands) as follows:

                                                    Years Ended December 31,
                                               --------------------------------
                                                 1997        1996        1995
                                               --------    --------    --------
Balance at January 1                           $ 93,881    $ 97,355    $ 91,355
      Less reinsurance recoverables             (38,468)    (41,305)    (46,249)
                                               --------    --------    --------
      Net balance at January 1                   55,413      56,050      45,106
Incurred related to:
      Current year                               79,739      72,192      76,616
      Prior years                                 1,151     (18,392)     (6,717)
                                               --------    --------    --------
      Total incurred                             80,890      53,800      69,899
Paid related to:
      Current year                               48,590      40,131      42,046
      Prior years                                21,261      14,306      16,909
                                               --------    --------    --------
      Total paid                                 69,851      54,437      58,955
                                               --------    --------    --------
Balance at December 31                           66,452      55,413      56,050
      Plus reinsurance recoverables              31,781      38,468      41,305
                                               --------    --------    --------
      Balance at December 31                   $ 98,233    $ 93,881    $ 97,355
                                               ========    ========    ========

      The liability for unpaid accident and health claims and claim adjustment expenses is included in policy and contract claims and future policy benefits: accident and health, on the consolidated balance sheets.

(9)   Federal Income Taxes

      The actual federal income tax expense attributable to income from continuing operations differs from the amounts computed by applying the U.S. federal income tax rate of 35% to income from continuing operations before income taxes as a result of the following (in thousands):

                                                      Years Ended December 31,
                                                      ------------------------
                                                       1997     1996     1995
                                                      ------   ------   ------
Computed "expected"  tax expense                      $9,008   $7,926   $6,954
Increase in income taxes resulting from:
      Tax imposed on mutual company surplus               --       --    1,039
      Other, net                                          90       --    1,072
                                                      ------   ------   ------
      Total                                           $9,098   $7,926   $9,065
                                                      ======   ======   ======

      Total income taxes, substantially all of which are federal, are recorded in the consolidated statements of income and directly in certain shareholders' equity accounts. Income tax expense (benefit) was allocated as follows: (in thousands):

                                                                           Years Ended December 31,
                                                                       --------------------------------
                                                                         1997        1996        1995
                                                                       --------    --------    --------
Statements of Income:
Current                                                                $ 12,094    $  9,706    $ 11,655
Deferred                                                                 (2,996)     (1,780)     (2,590)
                                                                       --------    --------    --------
Total income taxes from continuing operations                             9,098       7,926       9,065
Income tax expense (benefit) in discontinued operations                    (107)        159         914
                                                                       --------    --------    --------
Income taxes included in the statements of income                      $  8,991    $  8,085    $  9,979
Shareholders' Equity:
Deferred income taxes related to unrealized appreciation of invested
      securities carried at fair value, net                               4,906       5,930       8,037
                                                                       --------    --------    --------
Total income taxes                                                     $ 13,897    $ 14,015    $ 18,016
                                                                       ========    ========    ========

                      Building Relationships for Life(R)



The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities (included in other liabilities) are presented below (in thousands):

                                                             Years Ended December 31,
                                                          --------------------------------
                                                            1997        1996        1995
                                                          --------    --------    --------
Deferred tax assets:
      Policy liabilities                                  $ 30,707    $ 22,056    $ 23,904
      Net operating loss carryovers                          5,122          --          --
      Other                                                 10,110       9,143       5,569
                                                          --------    --------    --------
      Net deferred tax assets                             $ 45,939    $ 31,199    $ 29,473
Deferred tax liabilities:
      Deferred policy acquisition costs                     35,475      25,493      26,271
      Unrealized gain on investments available for sale      7,013       2,107       8,037
      Other                                                  3,266       3,280         795
                                                          --------    --------    --------
      Total gross deferred tax liabilities                  45,754      30,880      35,103
                                                          --------    --------    --------
      Net deferred tax liabilities (assets)               $   (185)   $   (319)   $  5,630
                                                          ========    ========    ========

      As discussed in note 1, Guarantee Life carries its invested securities classified as available-for-sale at fair value. For federal income tax purposes, Guarantee Life believes it is not a dealer with respect to these investment securities and, therefore, recognizes gains and losses on such investment securities only when they are sold.

      As of December 31, 1997, Guarantee Life does not believe any valuation allowance with respect to the gross deferred tax assets is necessary as it is more likely than not that these deferred tax assets will be realized due to the expected reversal of existing temporary differences attributable to gross deferred tax liabilities and the carryback potential of prior year income taxes paid.

      Guarantee Protective, which joins in the filing of the consolidated federal income tax return of Guarantee Life, has a Net Operating Loss (NOL) carryover as of December 31, 1997 of approximately $134,000. Because the acquisition of Guarantee Protective by Guarantee Life constituted an ownership change as defined by Section 382 of the Internal Revenue Code, the maximum amount of Guarantee Protective taxable income which may be offset by the NOL carryover in any one tax year is approximately $457,000. During 1997, 1996, and 1995, Guarantee Life utilized the full $457,000.

      Prior to 1984, a portion of Guarantee Protective's current income was not subject to current income tax but was accumulated for income tax purposes in a memorandum account designated as "policyholders' surplus." The total of the life companies' balances in their respective "policyholders' surplus" accounts at December 31, 1983 was frozen by the Tax Reform Act of 1984 and, accordingly, there have been no additions to the accounts after that date. Certain triggering events will cause a recapture of all or part of the "policyholders' surplus" account. Any amounts recaptured must be included in taxable income and may not be offset by any existing NOL carryovers. As of December 31, 1997, the balance of Guarantee Protective's "policyholders' surplus" account was approximately $2.4 million. In addition, the accumulated amount of income subject to current taxation, less certain adjustments, is set aside in another special memorandum tax account called a "shareholders' surplus" account. Dividends paid by Guarantee Protective in excess of the balance in the "shareholders' surplus" account cannot be paid without a portion of the "policyholders' surplus" becoming taxable. The balance of Guarantee Protective's "shareholders' surplus" account was $755,000 as of December 31, 1997.

                       Guarantee Life 1997 Annual Report




      Prior to 1996, as a mutual life insurance company, Guarantee Life Insurance was required to pay, in addition to regular and alternative minimum taxes, an additional tax commonly referred to as an "equity add-on tax," based on its surplus. The amount of this "equity add-on tax" was determined annually and calculated by comparing the earnings rate of mutual life insurance companies versus certain stock life insurance companies.

      The IRS completed examinations of Guarantee Life's federal income tax returns for the years ended December 31, 1990, 1991, 1992, and 1993. In February, 1995, Guarantee Life paid approximately $6.5 million to settle the 1990 and 1991 examinations. The settlement was principally related to the disallowance of negative adjustments related to the equity add-on tax and had no impact on shareholders' equity as management had already provided for that amount.

      In January 1996, Guarantee Life paid $3.9 million to settle the 1992 examination. Again, the settlement did not have a material impact on the financial position of Guarantee Life as management had already provided for this settlement. Guarantee Life filed an amended return for 1993, based on the settlements for 1990 through 1992. In August, 1997, the IRS finalized its examination of 1993. The $547,000 Guarantee Life paid to settle the 1993 examination had also been provided in the financial statements.

      During the years ended December 31, 1997, 1996, and 1995, Guarantee Life's cash payments for federal income taxes were $10.1 million, $15.2 million, and $5.2 million, respectively.

      PFG has net operating loss carryovers (NOL)as of December 31, 1997 of approximately $11.5 million. These NOLs, if not utilized, will expire in the years 2000 to 2012.

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

      Net pension cost related to the qualified plan included the following components (in thousands):

                                                    Years Ended December 31,
                                                 -----------------------------
                                                   1997       1996       1995
                                                 -------    -------    -------
Service cost-benefits earned during the year     $ 1,752    $ 1,438    $ 1,007
Interest cost on projected benefit obligations     1,811      1,689      1,552
Actual return on plan assets                      (5,479)    (4,274)    (4,735)
Net amortization and deferral                      2,450      1,574      2,294
                                                 -------    -------    -------
Net pension cost                                 $   534    $   427    $   118
                                                 =======    =======    =======

                      Building Relationships for Life(R)




      The funded status of the qualified plan is reconciled to accrued pension cost included in the accompanying consolidated balance sheets as follows (in thousands):

                                                                                 December 31,
                                                                             --------------------
                                                                               1997        1996
                                                                             --------    --------
Plan assets at fair value                                                    $ 37,528    $ 33,322
                                                                             ========    ========
Accumulated benefit obligations:
      Vested                                                                  (25,396)    (21,192)
      Nonvested                                                                  (529)       (521)
                                                                             --------    --------
                                                                              (25,925)    (21,713)
Effect of projected future compensation levels on past service                 (4,941)     (3,555)
                                                                             --------    --------
Projected benefit obligation for service rendered to date                     (30,866)    (25,268)
Plan assets in excess of projected benefit obligation                           6,662       8,054
Unrecognized net loss from past experience different from that assumed and
      effects of changes in assumptions                                        (6,507)     (7,190)
Unrecognized net obligation/asset at transition                                  (878)     (1,054)
                                                                             --------    --------
Accrued pension cost                                                         $   (723)   $   (190)
                                                                             ========    ========

      The assumptions used in determining pension information were as follows:

                                     Years Ended December 31,
                                     ------------------------
                                      1997     1996     1995
                                     ------   ------   ------
Discount rate assumed                 6.75%    7.50%    7.25%
Rate of compensation progression      5.50     5.50     5.50
Expected return on assets             8.00     8.00     8.00

      Guarantee Life maintains two nonqualified pension plans to provide equal retirement benefits for employees whose benefits would otherwise be restricted due to Internal Revenue Code restrictions or the deferral of compensation. As of December 31, 1997, Guarantee Life's unfunded liability for these plans was approximately $1.5 million.

      Retiree Benefit Plans

      In addition to providing pension benefits, Guarantee Life provides certain life insurance benefits for retired employees. Substantially all employees may become eligible for those benefits if they reach normal retirement age while working for Guarantee Life. The benefits are determined at retirement and are based upon retirement age, length of service and amount of group term life insurance in force at retirement, subject to a maximum amount of $50,000. Guarantee Life has established a liability in the amount of $1.1 million as of December 31, 1997 and 1996. The liability is based upon the present value (including mortality and persistency) of the amount required to fund the obligation. Guarantee Life recognizes the cost of providing these benefits as earned. Guarantee Life does not have a separate plan for retiree medical benefits. No significant medical benefits have been paid for retirees for the years presented.

      Incentive Compensation, Deferred Compensation, Phantom Stock and 401(k) Plans

      Guarantee Life maintains the 1994 Long-Term Incentive Plan (Incentive
Plan), which includes incentive and nonqualified stock options, performance shares and, under limited circumstances, restricted stock to officers and key employees of Guarantee Life. The maximum number of shares of common stock that may be issued under the Incentive Plan was increased by 600,000 in May, 1997 to 1,345,828. The options vest

                       Guarantee Life 1997 Annual Report


in annual increments of 25% beginning on the second anniversary of the grant date. Guarantee Life also maintains the Directors Stock Incentive Plan (Directors Plan) which includes nonqualified stock options for the members of the Board of Directors of the Holding Company. The maximum number of shares of common stock that may be issued under the Directors Plan is 90,000. The options vest six months after grant date. Under both plans, the exercise price of each option equals the market price of the Holding Company's stock on the date of grant, and an option's maximum term is ten years. During 1997, 49,991 shares of restricted stock were granted.

      In February, 1997, Guarantee Life's Board of Directors approved the 1997 Associate Stock Incentive Plan (Associate Plan). Under this plan, non-qualified stock options may be granted to employees and agents. The maximum number of shares of common stock that may be issued under the Associate Plan is 120,000.

      Guarantee Life applies APB Opinion No. 25 and related Interpretations in accounting for the Incentive Plan and the Directors Plan. Accordingly, no compensation cost has been recognized for the two plans. Had compensation cost been determined consistent with FASB Statement No. 123, Guarantee Life's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the grants during the years ended December 31, 1997 and 1996, respectively: dividend yield of 1.4% and 1.4%; expected volatility of 33% and 27%; risk-free interest rate of 5.87% and 5.14%; for expected lives of six years for the Incentive Plan options and two years for the Directors Plan options.


                                             Year Ended December 31,
                                            -------------------------
                                                 1997         1996
                                             ---------    ---------
Net income (in thousands)
      As reported                            $  16,444    $  15,015
                                             =========    =========
      Pro forma                                 15,924    $  14,648
                                             =========    =========

Basic earnings per share
      As reported                            $    1.74    $    1.51
                                             =========    =========
      Pro forma                              $    1.69    $    1.47
                                             =========    =========

Diluted earnings per share
      As reported                            $    1.70    $    1.49
                                             =========    =========
      Pro forma                              $    1.64    $    1.46
                                             =========    =========

A summary of the status of Guarantee Life's stock option plans as of December 31, 1997, 1996, and 1995, and changes for the years ended is presented below:

                                                 Years Ended December 31,
                                             ------------------------------
                                               1997        1996       1995
                                             -------     -------    -------
Outstanding, beginning of year               512,878     469,851         --
Granted                                      415,057      52,670    469,851
Exercised                                     (1,496)         --         --
Forfeited                                    (28,337)     (9,643)        --
                                             -------     -------    -------
Outstanding, end of year                     898,102     512,878    469,851
                                             =======     =======    =======

Options exercisable at year-end              143,917      30,000         --
                                             =======     =======    =======

                       Building Relationships for Life(R)


      The following table summarizes information about stock options outstanding at December 31, 1997:


                                Options Outstanding                                    Options Exercisable
                  --------------------------------------------------             -------------------------------
   Range of         Number         Weighted Avg         Weighted Avg                Number          Weighted Avg
   Exercise       Outstanding        Remaining           Exercise                Exercisable          Exercise
    Prices        at 12/31/97     Contractual Life         Price                 at 12/31/97           Price
---------------   -----------     ----------------      ------------             -----------        ------------
$13.00 to 19.50     598,028            7.53                14.35                   140,917           $   13.88
$20.00 to 27.13     300,074            9.13                21.25                     3,000               20.00
                    -------                                                        -------
$13.00 to 27.13     898,102            8.06                16.66                   143,917           $   14.01
                    =======                                                        =======

      Guarantee Life maintains the Guarantee Life Insurance Company Incentive Compensation Plan (Incentive Compensation Plan) which provides short-term incentives to eligible employees based upon financial and other performance measures. As of December 31, 1997, 1996, and 1995, benefits in the amount of $1.7 million, $1.2 million, and $1.2 million had been expensed and accrued for the years then ended. Certain amounts awarded under the Incentive Compensation Plan may be deferred under the Management Deferred Plan. During 1996, the Incentive Compensation Plan was amended to require certain senior management to use a minimum of 10% of their award to purchase shares of Holding Company stock. Guarantee Life plans to provide the required shares by purchasing stock in the open market, by issuing new shares or by issuing from treasury shares.

      Guarantee Life maintains the Guarantee Life Insurance Company Phantom Stock Plan (Phantom Stock Plan) for certain management employees. The amounts awarded under the Phantom Stock Plan are based on long-term improvements in Guarantee Life's capital performance. At December 31, 1997 and 1996, the accrued benefits of the plan included in other liabilities was $1.2 million and $752,000, respectively. Guarantee Life charged approximately $448,000, and $238,000, to expense relating to this plan in 1997 and 1996, respectively. There was no expense relating to this plan in 1995. As of December 31, 1997, 26,372 phantom shares with a value of $751,600 were vested. On the Effective Date, Guarantee Life ceased granting awards under the Phantom Stock Plan, but prior awards continue to accrue under the terms of the plan.

      Guarantee Life maintains the Guarantee Life Insurance Company Deferred Compensation Plan (Management Deferred Plan) and Guarantee Life Insurance Company Board of Directors Deferred Compensation Plan (Director Deferred Plan) that allow management and directors to defer compensation into an interest-bearing account, which earns interest at a rate equal to that received by employees for a Guarantee Life Insurance IRA, or into a separate phantom stock account. Under this stock account option, contributions are deemed to have been used to purchase shares in the Holding Company at current quoted market rates. Concurrent with the declaration and payment of shareholder dividends, similar per share amounts are contributed to accounts in the Management Deferred Plan and Director Deferred Plan. As of December 31, 1997, 1996, and 1995 compensation in the amount of $1.7 million, $1.1 million, and $1.0 million respectively, was accrued in these plans which fully funded the amounts due to participants. Guarantee Life charged approximately $594,000, $152,000, and $148,000, to expense relating to this plan in 1997, 1996, and 1995, respectively.

      Guarantee Life maintains the Guarantee Life Insurance Company Thrift Savings Plan (401(k) Plan) for eligible salaried employees. Guarantee Life matches employee contributions up to 3% of salary. All employee contributions are vested immediately and all Company contributions are vested after three years. Guarantee Life charged $594,000, $474,000, and $372,000, to expense relating to this plan in 1997, 1996, and 1995, respectively. As of December 31, 1997 and 1996, the 401(k) Plan held approximately $4.2 million in a Guarantee Life Insurance Group Accumulation Contract. These deposits are held by Guarantee Life in a pooled account. The account is credited with actual earnings on the underlying investments with a minimum guaranteed annual return of 2.5%.

                        Guarantee Life 1997 Annual Report


      Subject to certain limitations, PFG contributes up to 3% of each participating employee's annual compensation to a qualified 401(k) Plan. At December 31, 1997, the plan held approximately $2.0 million in assets.

      PFG maintains a nonqualified, unfunded deferred compensation plan for certain key management personnel and certain directors which provides for payments upon retirement, death, or disability. Under the plan, management personnel receive retirement payments equal to a portion of the average prior five years' base compensation. Directors receive retirement payments based upon the amount of years of service at PFG and their age at retirement. These payments are to be made to the individuals or their designated beneficiary for a maximum period of fifteen years for management personnel and five years for directors. The plan also provides for reduced benefits upon early retirement, disability, or termination of employment/service. The plan provided for full vesting immediately upon a change in control of PFG, as occurred with the acquisition by Guarantee Life. The Company anticipates that any benefits under the plan will be funded by life insurance policies which have been issued. At December 31, 1997, the accrued benefits of the plan included in other liabilities was $6.5 million.

(11)  Fair Value Information

      The carrying value and estimated fair value of Guarantee Life's invested assets and investment type insurance contracts (without material mortality risk) were as follows (in thousands):


                                                                    As of December 31,
                                             ---------------------------------------------------------------
                                                         1997                                1996
                                             ---------------------------          --------------------------
                                             Carrying          Estimated          Carrying         Estimated
                                               Value          Fair Value            Value         Fair Value
                                             --------         ----------          --------        ----------
Assets:
      Fixed maturities                       $754,867           $767,185          $665,383          $674,612
      Equity securities                         3,735              3,721             2,946             2,946
      Mortgage loans                           85,849             91,160            70,156            72,181
      Policy loans                             21,657             20,098            19,482            17,910
      Investment real estate                    3,394              7,800             6,620            12,000
      Other invested assets                    32,212             32,212            29,880            29,880
                                             ========           ========          ========          ========
Liabilities:
      Annuity contracts                      $251,828           $220,753          $202,735          $197,239
      Other policyholder funds                 20,754             20,754            13,662            13,662
                                             ========           ========          ========          ========

(12)  Regulatory Matters

      A reconciliation of statutory net income determined for Guarantee Life Insurance under statutory accounting practices to that reflected herein (in thousands and including Closed Block and discontinued operations) is as follows:


                                                                             Years Ended December 31,
                                                                        --------------------------------
                                                                           1997        1996        1995
                                                                        --------    --------    --------
Net gain from operations as reported to
      regulatory authorities                                            $ 15,078    $  5,077    $    142
Change in deferred acquisition costs                                      (3,210)     (6,742)     (2,121)
Deferred federal income taxes                                              2,996       1,780       2,590
Differences in statutory and GAAP reserves                                 1,074       1,589        (188)
Unearned ceding commission                                                   186       1,116         596
Other, net                                                                   320      12,195         351
                                                                        --------    --------    --------
Net income as reported herein                                           $ 16,444    $ 15,015    $  1,370
                                                                        ========    ========    ========

                       Building Relationships for Life(R)


      A reconciliation of statutory surplus for Guarantee Life Insurance determined under statutory accounting practices to shareholders' equity reflected herein (in thousands and including Closed Block and discontinued operations):


                                                                                        Years Ended December 31,
                                                                                     -----------------------------
                                                                                           1997          1996
                                                                                        ---------     ---------
Statutory surplus as reported to regulatory authorities                                 $ 106,950     $  98,350
Deferred policy acquisition costs                                                          85,403        91,893
Deferred federal income taxes                                                               2,747          (597)
Asset valuation and interest maintenance reserves                                          17,921        20,107
Fixed maturities available-for-sale unrealized appreciation                                24,534         8,297
Insurance reserves                                                                        (44,192)      (45,266)
Shareholders' equity in Holding Company                                                    17,838        29,067
Other, net                                                                                 (2,003)        6,821
                                                                                        ---------     ---------
Shareholders' equity as reported herein                                                 $ 209,198     $ 208,672
                                                                                        =========     =========

      In May 1997, Guarantee Life Insurance filed an amended Annual Statement for the year ended December 31, 1996, to reflect the ceding commission incurred in the Security Life insurance transaction as fully expensed in 1996, rather than deferring the amount and amortizing it into income. Consequently the 1996 amounts shown above have been restated.

      Under the NAIC solvency monitoring program known as Risk-Based Capital
(RBC), Guarantee Life's insurance subsidiaries are required to measure its solvency against certain parameters. As of December 31, 1997, Guarantee Life Insurance, Guarantee Protective, and AGL exceeded the established minimums in the RBC program. In addition, Guarantee Life Insurance, Guarantee Protective, and AGL exceeded the minimum statutory capital and surplus requirements of their state of domicile.

      The Holding Company's ability to pay dividends to its stockholders and meet its obligations, including debt service and operating expenses, primarily depends upon receiving sufficient funds from its subsidiaries. The payment of dividends by Guarantee Life Insurance and AGL are subject to restrictions set forth in the insurance laws and regulations of Nebraska and Pennsylvania. Under state law, Guarantee Life Insurance and AGL may pay, within a twelve-month period, dividends only from the earned surplus arising from its business and must receive the prior approval of the state departments to pay a dividend, if such dividend would exceed the greater of (i) 10% of statutory capital and surplus as of the preceding year end and (ii) the net gain from operations for the previous calendar year. State law gives the broad discretion to disapprove requests for dividends in excess of these limits. In November 1997, the Board of Directors of Guarantee Life Insurance declared a $15 million extraordinary dividend to the Holding Company, which was paid in January 1998. Guarantee Life Insurance can not declare additional dividends in 1998 without permission from the Nebraska Department of Insurance. AGL may pay $2.4 million in 1998 without obtaining approval from the Pennsylvania Department of Insurance.

(13)  Segment Data

      Group Insurance Business

      The Group Insurance Business includes the Employee Benefits Division and the Group Special Markets Division.

      The Employee Benefits Division targets businesses with fewer than 500 employees by providing group non-medical products (Core Products) including term life, accidental death and dismemberment, short-term disability, long-term disability, and dental; and voluntary (work site marketed) Core Products including term life, accidental death and dismemberment, short-term disability, long-term disability, dental, and vision. A national distribution system of 21 Regional Group Offices markets to employers through employee benefits firms and brokers.

                        Guarantee Life 1997 Annual Report


      The Group Special Markets Division targets employer groups of 50 or more lives with self-funded medical plans by providing specialty medical products (Specialty Products) including excess loss insurance and medical reimbursement insurance for business executives, and Core Products including term life, accidental death and dismemberment, short-term disability, and long-term disability. The distribution in this division is focused on relationships with Managing General Underwriters (MGUs), Third Party Administrators (TPAs), Blue Cross/Blue Shield plans, and managed care organizations.

      Individual Insurance Business

      The individual insurance products include universal life, term life, interest-sensitive whole life insurance, and annuities. These products are marketed primarily to individuals and small business owners. Guarantee Life markets its individual insurance products primarily through independent agents, as well as Regional Marketing Organizations (RMOs), who in turn develop relationships with producers. The Individual Business will include all of PFG. Most of the individual insurance agents also sell insurance products offered by other companies.

      Corporate Business

      The corporate business segment includes the Holding Company and the assets and liabilities not required to support the insurance products of the group and individual insurance businesses.

      The following tables present information about Guarantee Life's operations by business segment (in thousands):


                                                                                    Years Ended December 31,
                                                                           -----------------------------------------
                                                                               1997            1996          1995
                                                                           -----------    -----------    -----------
Revenues from continuing operations:
      Group                                                                $   228,155    $   175,110    $   182,207
      Individual                                                                82,191         75,832        112,196
      Corporate                                                                    (70)         1,057             17
                                                                           -----------    -----------    -----------
      Total                                                                $   310,276    $   251,999    $   294,420

Income from continuing operations before income taxes:
      Group                                                                      9,329         10,165          4,403
      Individual                                                                18,250         13,570         15,449
      Corporate                                                                 (1,842)        (1,089)            17
                                                                           -----------    -----------    -----------
      Total                                                                $    25,737    $    22,646    $    19,869

Identifiable assets:
      Group                                                                    255,742        224,184        221,739
      Individual                                                             1,187,444      1,029,529        985,724
      Corporate                                                                 54,850         19,147         22,675
      Discontinued operations                                                   20,997         32,362         50,637
                                                                           -----------    -----------    -----------
      Total                                                                $ 1,519,033    $ 1,305,222    $ 1,280,775
                                                                           ===========    ===========    ===========

(14) Commitments and Contingencies

      Guarantee Life is party to certain claims and legal actions arising during the ordinary course of business. In the opinion of management, after consulting with legal counsel, these matters will not have a material adverse effect on the operations or financial condition of Guarantee Life.

      At December 31, 1997, Guarantee Life had a $50.0 million senior secured revolving line of credit to be used for general corporate purposes, to fund capital infusions to subsidiaries and for future permitted acquisitions. The line bears interest at the Adjusted LIBO Rate for the borrowing period plus .55% prior to May 26, 2000 and plus .80% after May 26, 2000 (6.3125% at December 31,
1997) on funds advanced and resets on a quarterly basis. The credit agreement is effective through 2002.

                       Building Relationships for Life(R)


      Guarantee Life must pay annual administrative fees as well as quarterly facility fees for the line of credit. The amount of administrative and facility fees paid by Guarantee Life were insignificant in 1997 and 1996. Guarantee Life must also pay quarterly utilization fees when the daily aggregate amount of loans outstanding exceeds 33-1/3% of the aggregate commitments. No such fees were paid by Guarantee Life in 1997 or 1996. Origination fees paid, related to the line of credit were insignificant in 1997 and 1996.

      Funding for the credit facility is being provided by The Chase Manhattan Bank, Norwest Bank Nebraska, N.A. and State Street Bank and Trust Company. On December 22, 1997, Guarantee Life drew $40.0 million on the credit facility to fund the PFG acquisition. The entire $40.0 million was outstanding at December 31, 1997, $10.0 million remained available on the credit facility at December 31, 1997. Principal reductions in the amount of $10 million, $15 million, and $15 million are required in the years 2000, 2001, and 2002, respectively.

      Guarantee Life's credit agreement contains certain restrictions and covenants related to, among others, minimum net worth, debt ratio, leverage ratio, coverage ratio and Risk Based Capital ratio. At December 31, 1997, Guarantee Life was in compliance with these covenants.

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

      The plan provides that after a person or group acquires 15% or more of the Holding Company's voting shares, each of the rights (other than the rights held by the 15% holder which become void once the holder reaches the 15% threshold) offers the holder the right to acquire, upon payment of the exercise price, common stock having a market value equal to twice the exercise price. In addition, in the event that after a person or group acquires 15% or more of the Holding Company's voting shares, or the Holding Company is acquired in a merger or other business combination transaction of 50% or more of Guarantee Life's assets, cash flow or earnings power are sold or otherwise transferred, each of the rights (other than the rights held by the 15% holder) offers the holders the right to acquire, upon payment of the exercise price, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the right. The plan also provides that if a person or group acquires at least 15%, but less than 50%, of the Holding Company's voting stock, the Board may exchange each right (other than those rights held by the 15% holder) for one share of the Holding Company's common stock.

      The rights may be redeemed by the Board of Directors for $0.01 per right at any time prior to the first public announcement or communication to Guarantee Life that a person or group has crossed the 15% threshold. The rights will expire on November 18, 2006, unless earlier redeemed or exchanged by the Holding Company in accordance with the provisions of the plan.

                        Guarantee Life 1997 Annual Report


(15)  Discontinued Operations

      In November 1994, Guarantee Life made a decision to withdraw from its alternative workers' compensation benefit program segment. To facilitate its exit, Guarantee Life entered into a reinsurance arrangement whereby it cedes 80% of all claims incurred after October 31, 1994. In addition, Guarantee Life entered into a reinsurance arrangement to limit its exposure to $10,000 per claim relating to its 20% retention.

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

The composition of the assets (liabilities) classified as discontinued are as follows:


                                                             December 31,
                                                       ----------------------
                                                          1997         1996
                                                       ---------    ---------
Ceded reinsurance recoverables                         $  57,693    $  74,359
Policy and contract claims                               (78,578)    (107,461)
Amounts payable to reinsurers                               (112)         740
                                                       ---------    ---------
Net liabilities relating to discontinued operations    $ (20,997)   $ (32,362)
                                                       =========    =========

The results of operations for the discontinued segment are as follows:


                                                                Years Ended December 31,
                                                           -------------------------------
                                                             1997        1996       1995
                                                           --------    --------   --------
Net premiums                                               $   (581)   $  4,207   $ 12,072
Investment income, net and realized investment gains          1,634       2,899      4,057
Ceding commissions                                              241       1,455     19,076
                                                           --------    --------   --------
Total revenues                                                1,294       8,561     35,205
Net policyholder benefits                                    (1,307)      4,062     12,256
Policy acquisition costs and other operating expense          2,903       4,045     25,560
                                                           --------    --------   --------
Income (loss) before income taxes                              (302)        454     (2,611)
Income tax expense (benefit)                                   (107)        159       (914)
                                                           --------    --------   --------
Net income (loss) from discontinued operations             $   (195)   $    295   $ (1,697)
                                                           ========    ========   ========

                       Building Relationships for Life(R)


(16) Quarterly Results (unaudited)



                                     (in thousands, except per share data)
                                                     1997
                              -------------------------------------------------
                                First        Second        Third       Fourth
                               Quarter       Quarter      Quarter      Quarter
                              ----------   ----------   ----------   ----------

Revenues                      $   69,223   $   75,776   $   79,864   $   85,413
                              ==========   ==========   ==========   ==========
Net income                    $    3,200   $    4,346   $    4,719   $    4,179
                              ==========   ==========   ==========   ==========
Earnings per share, basic     $      .32   $      .45   $      .51   $      .47
                              ==========   ==========   ==========   ==========
Earnings per share, diluted   $      .32   $      .44   $      .50   $      .45
                              ==========   ==========   ==========   ==========

                                     (in thousands, except per share data)
                                                     1996
                              -------------------------------------------------
                                First        Second        Third       Fourth
                               Quarter       Quarter      Quarter      Quarter
                              ----------   ----------   ----------   ----------

Revenues                      $   60,086   $   63,029   $   62,893  $    65,991
                              ==========   ==========   ==========   ==========
Net income                    $    2,206   $    3,793   $    4,959  $     4,057
                              ==========   ==========   ==========   ==========
Earnings per share, basic     $      .22   $      .38   $      .50  $       .41
                              ==========   ==========   ==========   ==========
Earnings per share, diluted   $      .22   $      .38   $      .49  $       .40
                              ==========   ==========   ==========   ==========

      Net income per share is computed independently for each of the quarters. Therefore, the sum of the quarterly income per share may not equal the total for the year.

                       Guarantee Life 1997 Annual Report


                            Shareholder Information


Stock Listing

NASDAQ National Market System  Symbol: GUAR

The common stock of The Guarantee Life Companies Inc. was listed on the NASDAQ National Market System on December 20, 1995.

Stock Transfer Agent and Registrar

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
www.chasemellon.com
1-800-298-6807

Annual Meeting

The Annual Meeting of the Shareholders will be held on May 14, 1998, at 10 a.m., at Joslyn Art Museum, 2200 Dodge Street, Omaha, Nebraska.

Form 10-K

A copy of the most recent annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be provided free of charge upon request to shareholders. Written requests should be directed to Investor Relations, The Guarantee Life Companies Inc., Guarantee Centre, 8801 Indian Hills Drive, Omaha, Nebraska 68114-4066. The Form 10-K can also be found on the Company's World Wide Website, www.guar.com.

Common Stock and Dividend Information
-------------------------------------------------------------------
1997                High     Low     Close    Dividends Declared
-------------------------------------------------------------------
First Quarter     $21.500  $18.250  $19.125        $0.06
Second Quarter    $25.125  $18.375  $25.125        $0.06
Third Quarter     $29.250  $23.500  $28.875        $0.07
Fourth Quarter    $30.750  $24.750  $28.500        $0.07
-------------------------------------------------------------------
1996
-------------------------------------------------------------------
First Quarter     $17.000  $15.375  $15.375        $   -
Second Quarter    $18.125  $15.750  $17.625        $0.05
Third Quarter     $19.875  $15.750  $19.875        $0.05
Fourth Quarter    $20.000  $18.000  $18.500        $0.06
-------------------------------------------------------------------

On February 27, 1998, there were 50,755 shareholders of record and the closing price was $26.75.

It is Guarantee Life's policy to provide equal opportunity in employment for all persons; to prohibit discrimination in employment because of race, color, religion, gender, age, marital status, disability, or national origin; and to promote the full realization of equal employment opportunity through continuing affirmative action endeavors.

                              Board Of Directors
--------------------------------------------------------------------------------
Robert D. Bates
Chairman of the Board, President
and Chief Executive Officer
The Guarantee Life Companies Inc.

C. R. "Bob" Bell
President
Greater Omaha Chamber of Commerce

John R. Cochran
Chairman of the Board
and Chief Executive Officer
FirstMerit Corporation

Theodore C. Cooley
Executive Vice President
The Guarantee Life Companies Inc.

Lee M. Gammill, Jr.
Vice Chairman of the Board (retired)
New York Life Insurance Company

Thomas T. Hacking
Chief Executive Officer
Hacking & Co.

James M. McClymond
Consultant
Thermal Technology, Inc.

Bernard W. Reznicek
National Director, Utility Marketing
Central States Indemnity Co. of Omaha

A. J. Scribante
Chairman of the Board and
Chief Executive Officer
VITAL LEARNING Corporation

Janice D. Stoney
Executive Vice President (retired)
U S WEST Communications

William F. Welsh II
President and Chief Executive Officer
Election Systems & Software, Inc.


                              Executive Officers
--------------------------------------------------------------------------------
Michael G. Allen
Senior Vice President - Employee
Benefits Division

Robert D. Bates
Chairman of the Board, President
and Chief Executive Officer

William L. Bauhard
Senior Vice President and Chief
Financial Officer

David L. Bomberger
Senior Vice President - Finance
and Treasurer

C. E. "Duffy" Boyle/1/
Senior Vice President -
Information Systems and Services

Alan D. Brinkman/1/
Vice President and Corporate Actuary

Theodore C. Cooley
Executive Vice President - Individual
Division

Richard C. Easton/1/
Senior Vice President - Group
Marketing - Employee Benefits
Division

J. D. "Wayne" Gardner/1/
Senior Vice President - Product and
Strategic Development - Individual
Division

Mary G. Rahal
Senior Vice President - Human
Resources and Corporate Services

Gary H. Rittenhouse
Senior Vice President - Strategic
Initiatives and Group Special Markets

Richard A. Spellman
Senior Vice President, General
Counsel and Secretary


/1/Designates executive officers of insurance subsidiary only


                                A Special Note
                                From Bob Bates


  All of us at Guarantee Life would like to extend a special thanks to Gene Conley and Fred Bekins who retired from our Board of Directors in 1997. For many years, these two men made a very positive and lasting impression on Guarantee Life through their knowledge, expertise, and dedication. They will be missed.

  We would also like to formally welcome Lee Gammill who joined the Board in May 1997. Lee brings with him a broad, yet in-depth knowledge of the life insurance industry which complements and enhances our business strategies.

  Our sincere thanks to each of you.