Form 10-K, Exhibit 13
period 1998-12-31
GUARANTEE LIFE COMPANIES INC
filed 1999-03-31
CIK 946149

                                  Exhibit 13


                            [GRAPHIC APPEARS HERE]


1998 Annual Report


[LOGO OF THE GUARANTEE LIFE
 COMPANIES INC. APPEARS HERE]

Mission Statement:

Our Mission is to safeguard and enhance the financial security of our customers while building shareholder wealth.

We are committed to:

   .  Quality insurance products and services which satisfy customer needs.

   .  Outstanding service which exceeds customer expectations.

   .  Long-term, mutually beneficial relationships with our distributors.

   .  Ethical, honest conduct.

   . Creating a challenging, rewarding, non-discriminatory workplace that recognizes the value and diversity of our people while offering them maximum opportunities.

   .  Helping to make our communities better places in which to live and work.

   . Ensuring our financial strength to meet future obligations by professionally managing sales, expenses, assets and risks.


Table of Contents

Financial Highlight                                  2

Guarantee Life Profile                               3

Chairman's Letter to
Shareholders                                         6

Financial Review                                    17

Shareholder Information                             58

Board of Directors and
Executive Officers                                  59

This document contains numerous forward-looking statements. All forward-looking statements are inherently uncertain as they are based on various management expectations and assumptions concerning future events. They are subject to numerous known and unknown risks and uncertainties that could cause actual results to differ materially from those projected. Due to the uncertainties inherent in forward-looking statements, readers are urged not to place undue reliance on these statements.

A Retrospective

     This year, the Guarantee Life annual report is written about each aspect of the business from my perspective. We have had a challenging year. A year filled with successes, disappointments, and changes. I welcome the opportunity to help you understand what we have learned from all of this and how it has strengthened our prospects for the future.

Robert D. Bates
Chairman and CEO

Company History

     In 1901, Guarantee Life Insurance Company began in Nebraska as a mutual assessment association. The Company became a mutual legal reserve life insurance company owned by policyholders in 1931 and changed its name to Guarantee Mutual Life Company. Founded as an individual life insurance company, Guarantee Life began its Group insurance business in 1972 and the Employee Benefits Division in 1992.

     In 1995, Guarantee Life Insurance Company became one of only a few mutual life insurance companies in the nation, and the first in Nebraska, to convert into a publicly owned life insurance organization. Since 1997, Guarantee Life acquired PFG, Inc., including its principal subsidiary, AGL Life Assurance Company, and Westfield Life Insurance Company.

     The stock of The Guarantee Life Companies Inc. trades on the Nasdaq National Market System under the symbol GUAR. Guarantee Life's home office is in Omaha, Nebraska.

Financial Highlights ($ in millions except share data)

                                                    1998        1997        1996         1995        1994
----------------------------------------------------------------------------------------------------------
Statement of Income
Selected Data

Premiums and policyholder
assessments, net(1)                               $322.0      $230.9      $181.7      $208.6      $158.6

Total revenues(1)                                  425.5       310.3       252.0       294.4       247.5

Total policyholder benefits,
expenses, and dividends(1)                         411.1       284.6       229.4       274.5       220.1

Income from continuing
operations before income taxes                      14.4        25.7        22.6        19.9        27.4

Net income from continuing operations                9.3        16.6        14.7        10.8        15.7

Diluted earnings per share from continuing
operations(2)(4)(6)
(Pro forma for 1994-95)                            $0.77       $1.64       $1.46       $1.05       $1.66
----------------------------------------------------------------------------------------------------------
Balance Sheet Selected Data

Total invested assets(5)                        $1,567.2    $1,211.5    $1,094.3    $1,056.1      $985.6

Total assets(5)                                  1,992.2     1,519.0     1,305.2     1,280.8     1,188.0

Total liabilities(5)                             1,762.2     1,309.8     1,096.5     1,074.5     1,055.1

Total shareholders' equity(4)                      230.0       209.2       208.7       206.3       132.9

Book value per share(3)(4)
(Pro forma for 1994)                              $22.78      $21.98      $20.59      $19.23      $16.95
----------------------------------------------------------------------------------------------------------
Other Selected Data

Revenues by Division:

        Employee Benefits                         $214.2      $166.2      $109.1       $88.8       $64.1

        Group Special
          Markets                                   80.0        62.0        66.0        93.4        76.0

        Individual(7)                              169.9       120.9       116.1       112.2       107.4
----------------------------------------------------------------------------------------------------------


(1)The results of the Closed Block (individual policies that were in force on the effective date of the conversion to a stock company and which had a dividend scale in effect for 1994) for the periods subsequent to December 31, 1995 are reported on one line in the Consolidated Statements of Earnings. Accordingly, the line-by-line statements of earnings data are not comparable for all periods presented. Total assets and total liabilities include the assets and liabilities of the Closed Block respectively, and therefore amounts are comparable for all periods presented.

(2)Excluding realized capital gains/losses.

(3)Excluding unrealized appreciation/depreciation on invested assets, e.g.
FAS115.

(4)During 1997, Guarantee Life initiated three voluntary stock buyback programs. Guarantee Life repurchased approximately 1.1 million shares at a cost of $23.6 million, and completed the last program in 1998 with the purchase of an additional 0.1 million shares at a cost of $3.2 million.

(5)Guarantee Life acquired a block of universal life policies in August 1996, PFG, Inc. and subsidiaries in December 1997, a block of excess loss policies in December 1997, and Westfield Life Insurance Company in May 1998.

(6)Guarantee Life adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share effective with the December 31, 1997 reporting period and has restated earnings per share for 1997 and 1996. Pro forma per share amounts assume no dilutive effect attributable to stock options for 1995 and 1994.

(7)Including revenues from the Closed Block for 1998, 1997, and 1996.

                             Guarantee Life Profile

Company Statistics

 .    $2.0 billion in assets

 .    $230.0 million in shareholders' equity

 .    $47.3 billion of life insurance in force

 .    Guarantee Life Insurance Company is rated "A-" (Excellent) by A.M. Best
     Company [Best rates Westfield Life "A-" (Excellent) and AGL "B++" (Very
     Good)]

 .    Guarantee Life Insurance Company has an "A-" (Excellent) rating by Weiss
     Ratings Inc. [Weiss rates Westfield Life "B" (Good) and AGL "C" (Fair)]

 .    Licensed in 48 states and the District of Columbia

 .    2.0 million individual and group customers

 .    22 Regional Group Offices

 .    2,808 Individual Division field sales associates

 .    Guarantee Life Insurance Company is a charter member of the Insurance
     Marketplace Standards Association (IMSA)

 .    9,244,669 shares of common stock outstanding

[Quote/Fact Box]

     "A.M. Best views positively the company's attention to its three diverse business units. Its core traditional individual life and annuity segment production base was built from its independent and career agency force. More recently, distribution channels have been broadened with regional marketing organizations producing increased volumes of business. The group special markets segment targets employers' self-funded insurance programs offering excess loss insurance, marketed through third party administrators. The employee benefits division markets group life, dental and disability products on a true group and voluntary basis through group representatives and employee benefit consultants. These three segments, and diversified distribution sources, enhance the company's ability to weather economic and market changes in any particular segment. Guarantee Life maintains a conservatively managed and diverse investment portfolio, designed to meet long-term policyholder obligations, while optimizing investment performance relative to the company's liability profile."

Best's Insurance Reports(R)
------------------------
Life-Health   United States   1998 Edition

[Box-End]

Guarantee Life Profile

The Guarantee Life Organization

     The Guarantee Life Companies Inc. operates through three subsidiaries. Its principal subsidiary is Guarantee Life Insurance Company. The other two subsidiaries are Westfield Life Insurance Company and PFG, Inc., including its principal subsidiary, AGL Life Assurance Company.


ORGANIZATION CHART

THE GUARANTEE LIFE COMPANIES INC.

GUARANTEE LIFE
INSURANCE COMPANY

WESTFIELD LIFE
INSURANCE COMPANY

AGL ASSURANCE COMPANY

OTHER SUBSIDIARIES



     Guarantee Life Insurance Company consists of three operating segments: the Employee Benefits Division, the Group Special Markets Division, and the Individual Insurance Division, which includes the subsidiary operations of PFG, Inc. and Westfield Life.

     AGL Life Assurance Company primarily marketed term insurance through independent agents and brokers, who now market Guarantee Life products. PFG's two other subsidiaries are the Philadelphia Financial Group, Inc. and PFG Distribution Company, which both support AGL's variable life and annuity business.

     Westfield Life Insurance Company was acquired in May 1998 and now is part of the Individual Division. Approximately 1,300 of Westfield Life's former agents currently market Guarantee Life's portfolio of individual products.

     Guarantee Life's businesses are correlated to balance the mortality, morbidity, and investment risks of different insurance product lines, distribution systems, and infrastructures. Each unit's national presence plays a role in serving our target market of small businesses and individuals, while providing diversified revenue and earnings sources.

[Quote/Fact Box]

1999 Corporate Goals and Key Strategies

 .    Achieve earnings targets

 .    Enhance customer service

 .    Achieve target loss ratios through disciplined sales and risk management

 .    Focus on effective execution of all action plans

 .    Reduce unit expenses through continued process improvements

 .    Implement technology enhancements to improve productivity and service

 .    Strengthen linkage between associate incentives and Company profitability by continuing to build our Total Rewards compensation system

 .    Improve capital ratios

[Box-End]

Employee Benefits Division

     The Employee Benefits Division (EBD) targets businesses with fewer than 500 employees by providing group non-medical products including:

     .    term life
     .    accidental death and dismemberment
     .    short-term disability
     .    long-term disability
     .    dental

voluntary (worksite marketed) products including:

     .    term life
     .    accidental death and dismemberment
     .    short-term disability
     .    long-term disability
     .    dental
     .    vision

     A national distribution system of 22 Regional Group Offices markets to businesses through employee benefits firms and brokers.

Group Special Markets Division

     The Group Special Markets Division (GSM) targets employer groups of between 50 and 500 lives with self-funded medical plans by providing specialty medical products including:

     .    excess loss insurance

     .    medical reimbursement insurance for business executives

     .    group non-medical products including:

          .    term life
          .    accidental death and dismemberment
          .    short-term disability
          .    long-term disability

[Quote/Fact Box]

"Guarantee Life has built these businesses to achieve balance. Balance of revenue, balance of earnings sources, and balance of risk are key objectives in our strategy. We have been in the Individual business for almost 100 years and it is a very stable, profitable business. Group Special Markets generates higher returns than the Individual during favorable markets, but its volatility makes its profitability more unpredictable. In the long-term, Employee Benefits should be positioned between Individual and GSM with respect to return on equity and stability."

Robert D. Bates
Chairman and CEO

[Box-End]

     The product distribution for GSM is focused on relationships with Managing General Underwriters (MGUs), Third Party Administrators (TPAs), Blue Cross/Blue Shield plans, and managed care organizations.

Individual Division

     The Individual Division (Individual) targets individuals with a family income up to $150,000 and small business owners by providing a variety of life and annuity products including:

     .    universal life
     .    interest-sensitive whole life
     .    term life
     .    fixed annuities

     The distribution has expanded by developing relationships with Regional Marketing Organizations (RMOs) and independent agents.

Chairman's Letter to Shareholders
-A Perspective on 1998 Business Operations~

Dear Fellow Shareholder:

     1998 was not "black and white" in its results. Our earnings disappointment for the year was a result of numerous fluctuations in several of our product lines and an operating problem associated with our dental business.

[Quote/Fact Box]

Net premiums and policyholder assessments were up 35.8% to $342.1 million for 1998 versus $251.9 million in 1997.

[Box-End]

While we are disappointed with our financial performance, we have used these challenges to strengthen our resolve. We have thoroughly analyzed our dental operations and took aggressive, corrective actions in that product line. Management also took decisive, comprehensive actions throughout the Company to improve profitability, expense management, pricing, and risk management. These actions enhanced the fundamental profit drivers in our operations and are beginning to yield results.

     Guarantee Life's core strengths continue to provide a solid framework for profitable growth. We have breadth of product offerings, a high quality investment portfolio, and diversified distribution systems, revenues, and earnings sources. Our three business segments have been built to balance the normal fluctuations that occur in their respective markets.

     Our focus is to enhance the long-term value of our Company, while delivering short-term results. Although our 1998 earnings were less than expected, there was notable progress in all three businesses. We had very significant revenue growth in 1998 and made progress in reducing our unit expenses throughout the Company. We continued to develop our distribution systems and now have a national presence in all three of our Divisions. Our acquisitions have been effectively integrated into our Individual Division, resulting in greater expense reductions than expected and adding to our critical mass and earnings. We improved our infrastructure to support the growing Employee Benefits business, which also strengthened its administrative operations. We believe our Group Special Markets business is on very solid footing as we enter 1999 due to better pricing and risk management improvements in our excess loss product line.

     As a Company, we have the talent and focus to significantly enhance our operations through growth, profitability, stability, customer satisfaction, and market presence. We have achieved growth through acquisitions and distribution development; profitability and stability will improve through our strategy of balanced business


                           [BAR CHART APPEARS HERE]

TOTAL REVENUES ($ IN MILLIONS)

91                   $208.9
92                   $226.8
93                   $236.4
94                   $247.5
95                   $294.4
96                   $292.3
97                   $348.9
98                   $464.3

Includes revenues from the Closed Block.

units and earnings sources; and enhanced market presence is being achieved through our focus on customer service and the growth of our distribution systems to a national level.

Our Market

     We are effectively operating in one of the fastest growing markets in the insurance industry. Some facts about this market:

     . Small businesses accounted for more than 50% of new job creation in the 1990s.

     .    80% of employees work for companies employing less than 500 people.

     . 1.7 million new jobs created in the 1990s were by firms having less than 20 employees.

     . Health insurance is employees' highest priority, followed by life insurance.

     . Only 23% of households had an opportunity to purchase life insurance from an agent in 1997, down from 33% in 1990, which increases the need for its provision as an employee benefit.

     . Employers recognize and respond to employees' desires for improved benefits to remain competitive and retain talent.

     Guarantee Life's Employee Benefits Division, including its voluntary (worksite marketed) line of products, focuses on this market, as does our Group Special Markets Division. The products in our Individual Division also meet the needs of small business owners and employees. We are focused on this growth area for the insurance industry, and for our Company.

     We are pleased that we achieved incremental, quarter-to-quarter improvement in earnings per diluted share (from $0.03 per diluted share in the first quarter to $0.30 per diluted share in the fourth quarter). This trend is a good indicator that our corrective actions are working and that our improvements are impacting our day-to-day business. However, we recognize that continued improvement in expense management, operating efficiencies, and risk management will drive our future earnings improvement, and this is our focus. We must continue to improve earnings to achieve our goal of a double-digit return on equity within the next two years.


Robert D. Bates   Chairman and CEO         [PHOTO OF ROBERT D. BATES
                                                APPEARS HERE]

Investments

     A conservative philosophy guides Guarantee Life's investments. Goals are based on the Company's objectives to provide safety of principal for customers and a good return for shareholders. Guarantee Life focuses on managing the risks associated with credit, interest rates, and liquidity. The Company balances its assets to achieve a favorable relationship between investment risks and investment returns.


                           [BAR CHART APPEARS HERE]

TOTAL ASSETS ($ IN MILLIONS)

91                      $  926.9
92                      $1,069.8
93                      $1,152.8
94                      $1,188.0
95                      $1,280.8
96                      $1,305.2
97                      $1,519.0
98                      $1,992.2

[Quote/Fact Box]

"We are very pleased with the positive performance of our investment portfolio in 1998. Unlike the negative impact felt by many financial institutions during the turbulence of the domestic and foreign securities markets in the third quarter of 1998, our sound investment principles have produced positive gains. Our balanced investment strategies have served us well through a challenging period of time and our strong performance has supported our operating strategies effectively."

Robert D. Bates
Chairman and CEO

[Box-End]

[PIE CHART APPEARS HERE]

Investment Portfolio

Mortgages                          7%
Policy Loans                       5%
Other                              5%
Fixed Maturity                    83%

1998 Invested Assets = $1.57 billion

[PIE CHART APPEARS HERE]

Fixed Maturity Portfolio Rating

BB or lower                        3%
BBB and Above                     97%

97% of fixed maturity securities are investment grade

     Guarantee Life's core strengths have been further enhanced through our commitment to managing risk in its broadest context. By design, our investment portfolio is directed to support the risk inherent in the insurance business, and our asset quality remains high. We have historically managed both of these critical areas very effectively by balancing risk and reward. We do not anticipate any asset problems that might compound other challenges as we grow the business. Given the mortality and morbidity fluctuations that did occur in our blocks of business during 1998, we also used reinsurance to control and manage the inherent risks.

[BAR CHART APPEARS HERE]

Net Income from Continuing
Operations ($ in millions)

91                $20.5
92                $15.3
93                $18.9
94                $15.7
95                $10.8
96                $14.7
97                $16.6
98                $ 9.3

Net income in 1998 was adversely impacted by the high claims experience in many of the Company's product lines.

     As we go into 1999, we are confident that our profit drivers are headed in the right direction. We believe our strategy of diversified products and distribution systems will serve us well as our business grows. We simply have to move faster in terms of improving our expense and loss ratios.

[Quote/Fact Box]

     Guarantee Life has historically managed risk well and continues to enhance its risk management. Noteworthy 1998 achievements in specific areas of risk management include: charter IMSA membership; effective management of challenging public stock market environment; continued high quality investment portfolio; new information systems for financial reporting, claims administration, and group insurance proposal and policy issue; improved mortality/morbidity monitoring through our actuarial database; and the employment of additional risk management professionals.

[Box-End]

Expense Management

     All segments of the organization are intent on reducing unit expenses and avoiding costs. We are continually evaluating opportunities within the Company that will allow us to become a more streamlined organization and remain competitive in today's marketplace. As one result of our continuing efforts to operate as effectively and efficiently as possible, organizational changes were made during September 1998. These changes reduced annual operating expenses by $2.4 million on a pre-tax basis.

[Quote/Fact Box]

Expense management resulted in lower operating unit expenses in 1998, compared to 1997.

[Box-End]

Year 2000

     Guarantee Life Insurance Company has established a comprehensive plan to achieve our Year 2000 compliance objectives. A dedicated corporate team has been in place since 1997 to oversee and perform quality assurance activities. Significant progress was made in 1998 with over 90% of the renovation and certification phases of the project being completed. All major systems have been renovated or replaced to meet Year 2000 compliance, with the exception of one claims software application, which is in the final stages of implementation. We will continue to work on any final infrastructure upgrades, contingency planning, and company-wide and business partner testing to adequately prepare for the new millennium.

Consolidating Industry

     The insurance industry is facing increased competition from the many changes occurring in the financial services industry. Excess capacity, advanced technology, and industry consolidation will continue to put pressure on product prices and profit margins.

     During this past year, mergers occurred involving several of our direct competitors, significantly increasing their size. However, size is not the only differentiation for success. Size does not impact how effective you might be in selecting the most profitable segments of the market, nor does it necessarily attract the best talent, or allow the ability to change quickly. While there are clearly advantages to size, it does not preclude a company like Guarantee Life from using best practices to enable us to compete effectively. We believe we are well positioned with our products and national distribution to continue to be a key player in our markets.

                           [LINE CHART APPEARS HERE]

The Guarantee Life Companies Inc.
Total Return Performance
Index Value


                                              12/20/95   12/31/95   6/30/96    12/31/96   6/30/97    12/31/97   6/30/98    12/31/98

The Guarantee Life Companies Inc.              100.00     103.28     115.91     122.40     167.18     190.65     147.11     125.35
S&P 500                                        100.00     101.71     111.97     124.97     150.72     166.67     196.19     214.30
SNL Life & Health Insurance Index              100.00     102.01     110.88     133.00     162.06     185.23     216.77     218.21


Employee Benefits Division

     1998 was a year of many challenges in the Employee Benefits Division. These challenges were the catalyst for accelerating positive actions to make significant and necessary changes. The management team, home office, and field staffs in EBD stepped forward and addressed these intense challenges in some of the most effective ways that I have seen in my 30 years in the insurance business. I believe, by working through these challenges, we are now better poised for the future. The results of these efforts are beginning to emerge.

     Since 1992, we have established 22 Regional Group Offices in a national distribution system and have made a significant investment in the infrastructure of EBD. We operate in a $15 billion market composed of companies employing less than 500 people. Guarantee Life is a serious competitor in the life, disability, and dental businesses. We are differentiating ourselves as one of a handful of companies capable of providing small employers with most of their employee benefits needs. Our market presence was strengthened by achieving $61 million of new sales in 1998 due to Guarantee Life's top talent in the home office and the field.

     We are continuing to build the appropriate information systems to enhance efficiencies in EBD. We have, and are, developing the procedures and infrastructure to support our growth. We will continue enhancing the infrastructure until all the parts of EBD work effectively together to develop the desired profits.

[Quote/Fact Box]

Sales of non-medical group products for 1998 were $61.0 million in first year annualized premiums, compared to $75.0 million in sales for 1997. The majority of the $14 million year over year reduction was due to the planned sales decline in the dental product line.

[Box-End]

     In 1998, attention was rightfully directed at our dental product line. We thoroughly analyzed this product and employed a noted dental consultant to help us do this. We determined that our dental product is an important part of our group non-medical product portfolio for the small and mid-sized businesses in our market. We understand what created the problems in 1998 and corrective actions on pricing and risk management were taken. However, these actions did cause dental product sales to decline for the year.


                            Regional Group Offices
                          Employee Benefits Division

         [MAP SHOWS REGIONAL GROUP OFFICES THAT OPENED, YEAR BY YEAR,
                            FOR 1992 THROUGH 1998]

     The financial results of the dental product line have begun to show that our actions are working. During the second half of the year, the dental loss ratio was more in line with our objectives, signifying an improvement from the beginning of 1998. We believe that we are rehabilitating this line of business and that it will contribute to profitability improvements in 1999.

     The decision was also made to gain access to a Preferred Provider Organization (PPO) for the long-term success of our dental product. In February 1999, we announced an agreement with the Guardian Life Insurance Company of America to provide Guarantee Life with access to their DentalGuard Preferred Select Network, a dental PPO. This alliance will allow us the opportunity to open up new markets, provide employers and employees with the ability to choose a plan that best suits their needs, and improve the overall profitability of our dental business. We plan to begin selling this enhancement to our dental product in the fourth quarter of 1999.

     Our distribution continues to be a valuable asset of our Employee Benefits business. Our quote engine is an electronic, rules-driven quoting and issuance system that provides consistent ratings, proposal wordings, and issuance of sold policies. It is a competitive advantage for our distribution and results in higher quality business being put on the books. The quote engine helps the field increase their efficiency in terms of underwriting consistency and speed in filling quotes.

[Quote/Fact Box]

"We believe the company will continue to demonstrate sequential quarterly improvement throughout 1999 as management focuses on expense reductions and continued aggressive management of the dental insurance operation. We believe that management is committed to achieving a double-digit return on equity within the next two years."

Elizabeth C. Malone CFA
Managing Director
Friedman, Billings, Ramsey & Co., Inc.
(1/28/99)

[Box-End]

     The home office administration of EBD required improvements during 1998 to provide better service, increase productivity, and reduce unit expenses. While much has been done with the implementation of the quote engine and other technology, this extensive project is not yet completed. We are operating on a plan and timeline to complete the work by year-end 2000. In the meantime, we anticipate that incremental improvements will continue to be reflected by lower unit costs and improved customer satisfaction.

     The loss ratio in our group life product line has returned to a level more consistent with our expectations for this product. We thoroughly analyzed the group life block of business as a result of the high mortality experienced in the third quarter of 1998. We did not find any underlying issues that indicated an inherent problem in the block. We believe the problems were fluctuations that are common in the insurance business and will occur from time to time.

     With the steps taken in 1998 and with others to come in 1999, we expect solid sales growth as we go through the year. First quarter sales in 1999 will clearly reflect that a positive sales momentum has again been established, and we do expect an increase in sales for the full year of 1999, compared to 1998.

     A thorough understanding of 1998 and its challenges was critical in making the changes necessary to improve EBD's profitability in 1999. We believe we have done this throughout all areas of the Division. Although new sales were down because of the necessary price increases, persistency of the business continues to be good. We also continue to focus on improving our centralized infrastructure to further capitalize on our competitive edge. We are determined to have consistent, high quality, cost-effective service and pricing for the small and mid-sized business market. EBD must continue to effectively integrate risk management disciplines into all product lines, while promoting aggressive home office and field expense management.

[Quote/Fact Box]

Sales of EBD's voluntary (worksite marketed) products for 1998 increased to $10.7 million in first year annualized premiums, compared to $10.1 million for 1997.

[Box-End]

Group Special Markets Division

     The operations of the Group Special Markets Division is balanced between the high return, but volatile, excess loss coverage, which supports small to mid-sized employers' self-funded medical plans, and the stable earnings of executive medical reimbursement and group life products. These products are "customer intimate" and offer Guarantee Life the potential of high returns.

     We are pleased with the EBPLife block of excess loss business we acquired in December 1997. Our successful renewals of this business represented a significant portion of the sales increase in our Group Special Market Division for 1998.

     Our excess loss product experienced higher loss ratios in 1998 than our objectives. However, the loss ratio did improve to its lowest level for 1998 during the fourth quarter. We believe the excess loss loss ratio will continue to improve in 1999 as a result of the pricing initiatives implemented during the last half of 1997. The loss ratio improvement should also continue due to tighter risk selection guidelines in place for both our new and renewal business. Our medical reimbursement and life business in this Division continue to provide solid profits, and we expect the medical reimbursement business to grow in 1999.

     In 1998, the excess loss reinsurance market began to require that more of the risk be borne by the carrier and distributor. This will result in improved risk selection as the interests of the distributor are more aligned with the profitability of the business. We believe this change is healthy for the long-term profitability of the excess loss business. In our case, we now have risk on 30% of each claim up to a maximum of $300,000, or $90,000 versus $75,000 with our former reinsurance arrangement. All risk over $300,000 is 100% reinsured. While we are obtaining the necessary rate increases on our in-force business and will see the associated revenue growth, our new business growth in 1999 will trail 1998 until the rest of the market tightens its standards. We expect to be well positioned as the market firms.

[Quote/Fact Box]

Sales for 1998 in the Group Special Division increased to $35.5 million, compared to $31.8 for 1997.

[Box End]

     In 1999, GSM will focus on managing the excess loss loss ratios back to historical levels, while maintaining the "customer intimacy" that has made Guarantee Life successful in this volatile business. Relationships are extremely important, and we are very fortunate to have long-term partnerships with our TPAs and our MGU, National Benefit Resources, Inc. (NBR) in Minneapolis, Minnesota. These relationships help our business through the challenging times.

     Another focus for 1999 will be on maintaining our favorable relationship with our excess loss reinsurers to benefit from their expertise and demonstrate adherence to the guidelines we have jointly set. The key goal for the Division is to enhance its profitability in a rapidly changing market segment.

Individual Division

     The origins of Guarantee Life start in the Individual Division as it continues to provide a stable earnings base upon which to grow the organization. Overall, Individual had a very good year. During 1998, revenue growth remained strong, while further reductions were made in unit expenses. Its national distribution was enhanced and expanded by our two acquisitions. These acquisitions also added critical mass to the Company, which is one of Guarantee Life's stated strategies. The one disappointment during the year was an adverse


                   Individual Insurance Distribution System

                              [MAP APPEARS HERE]

 .    Regional Marketing Organizations
 .    Not currently licensed in New York & New Hampshire
fluctuation in mortality during the first quarter. However, fluctuations are typical in the insurance business and will occur from time to time.

[Quote/Fact Box]

Sales of individual life insurance products for 1998 increased to $10.9 million, compared to sales of $7.0 million in 1997. Annuity product sales for 1998 were $13.9 million, compared to $25.2 million for 1997.

[Box-End]

     There was a dramatic increase in the sales of individual life insurance products during 1998, primarily due to the two acquisitions that were integrated during the year. Annuity sales were down due to low interest rates and the competitive nature of its market. We are not growing our annuity business right now because our pricing is set to attract sales only when the market enables appropriate margins to be derived. We are satisfied with our current level of annuity sales given this environment. Our existing block of annuity business is very profitable and contributes to Individual's earnings, but our principal focus is the sales growth of our life insurance products.

     The Individual Division has played an important role in two of our key strategies: growth through acquisitions and achievement of critical mass. During late 1997 and early in 1998, we acquired and integrated PFG, Inc. and Westfield Life Insurance Company, respectively. We have exceeded our targeted expense reductions with these projects and expect to make further reductions in 1999. Guarantee Life has been successful in gaining a larger national presence by adding producers and sales from these acquisitions.

     PFG, Inc. and its primary subsidiary, AGL Life Assurance Company, support the Individual Division's effort to leverage its infrastructure, enhance earnings, and build a strong national presence with a competitive and focused portfolio of products. Specific achievements associated with the PFG, Inc. integration include:

 .    annual expense savings of $2.8 million ($0.8 million more than plan);

 .    establishment of PFG, Inc. as a TPA for Guarantee Life products;

 .    an initiative for a new commission payment and administration system; and

 .    effective consolidation of term portfolios.

[Quote/Fact Box]

The acquisitions of AGL at the end of 1997, and Westfield Life in mid-1998, have expanded our distribution network and accounted for $3.3 million of the sales increase during 1998.

[Box-End]

     Westfield Life Insurance Company was acquired in May 1998 and has benefited Guarantee Life in many ways including:

 .    Westfield Life's existing block of business was acquired on favorable terms providing earnings enhancement for Individual;

 .    immediate integration and relationships were achieved through administrative and marketing arrangements with personnel formerly serving Westfield Life's business;

 .    Westfield Life's distribution transitioned well to Guarantee Life's products (approximately 1,300 new agents licensed with us);

 .    Westfield Life's existing worksite marketed products are complementary to our Employee Benefits business; and

 .    expense reductions of $4.1 million were achieved reducing Individual's overall unit expenses.

                           [BAR CHART APPEARS HERE]

LIFE INSURANCE IN FORCE ($ IN MILLIONS)

91                       $19,365.9
92                       $20,312.5
93                       $20,686.4
94                       $23,262.4
95                       $25,461.5
96                       $28,889.4
97                       $38,392.8
98                       $47,309.6

Total group and individual life insurance in force increased by 23% in 1998


     In 1998, we introduced a final expense product with relatively low face value amounts designed to provide benefits for death expenses. We also introduced a 30-year term product, Term Builder 30, which is expected to promote the growth of our Term Builder portfolio of products. The introduction of new products like these, along with services such as ViLink(R), a communication, information, and updating system available to agents via the Internet, continue to fortify our positive position in the individual insurance industry.

[Quote/Fact Box]

Guarantee Life Insurance Company is a proud charter member in the Insurance Marketplace Standards Association or IMSA.

"IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness, and integrity in all customer contacts involving sales and service of individual life insurance and annuity products."

Insurance Marketplace Standards Association (3/98)

[Box-End]

     In 1999, Individual will enhance its profit performance through further refinement and execution of the Regional Marketing Organization strategy, enhancement of the AGL and Westfield Life distributions, consolidation and development of its product portfolio to anticipate changing market requirements, and continued expense reductions through technology deployment and efficiency processes.

Closing Comment

     Although 1998 was a very challenging year for everyone, we are encouraged by the actions we have taken to improve the fundamental profit drivers in our operations. Challenges can be utilized to propel changes that might otherwise be slower to develop. I believe that we capitalized on our opportunities for change in 1998. All members of the Guarantee Life team are optimistic and energized as we begin 1999.

Sincerely,

/s/ Robert D. Bates

Robert D. Bates
Chairman of the Board,
President and Chief Executive Officer

Financial Review


Summary Consolidated Financial and Operating Data
------------------------------------------------------------------------------------------------------------------------------
                                                                     At or For the Year Ended December 31,
                                                           -------------------------------------------------------------------
                                                             1998          1997           1996          1995            1994
                                                           --------       --------       --------      --------        ------
                                                                                     (in millions)
Consolidated Income Statement Data:

Premiums and policyholder assessments, net                $  322.0       $  230.9         $181.7        $208.6        $158.6
Investment income, net                                        74.7           58.4           54.4          74.6          70.4
Realized investment gains (losses)                             2.0            1.3            0.1           2.4          (1.2)
Ceding commissions and other income                           22.1           15.6           12.7           8.8          19.7
Contribution from Closed Block(1)                              4.7            4.1            3.1           -             -
                                                          --------       --------       --------      --------        ------
Total revenues                                               425.5          310.3          252.0         294.4         247.5
Total policyholder benefits, expenses and dividends          411.1          284.6          229.4         274.5         220.1
                                                          --------       --------       --------      --------        ------
Income from continuing operations before income taxes         14.4           25.7           22.6          19.9          27.4
Income tax expense                                             5.1            9.1            7.9           9.1          11.7
                                                          --------       --------       --------      --------        ------
Net income from continuing operations                          9.3           16.6           14.7          10.8          15.7
Net income (loss) from discontinued operations(2)             (0.3)          (0.2)           0.3          (1.7)         (1.9)
Extraordinary charge for demutualization
  expense, net                                                 -              -              -             7.7           8.1
                                                          --------       --------       --------      --------        ------
Net income                                                $    9.0       $   16.4          $15.0          $1.4          $5.7
                                                          ========       ========       ========      ========        ======
Consolidated Balance Sheet Data:
Total invested assets(5)                                  $1,567.2       $1,211.5       $1,094.3      $1,056.1        $985.6
Total assets(1)(5)                                         1,992.2        1,519.0        1,305.2       1,280.8       1,188.0
Notes payable(5)                                             112.5           40.0            -             -             -
Total liabilities(1)(5)                                    1,762.2        1,309.8        1,096.5       1,074.5       1,055.1
Total shareholders' equity(3)(4)                             230.0          209.2          208.7         206.3         132.9
Segment Income Statement Data:
Revenues by segment:
  Employee Benefits Division                              $  214.2       $  166.2         $109.1         $88.8         $64.1
  Group Special Markets Division                              80.0           62.0           66.0          93.4          76.0
  Individual Insurance Division                              131.0           82.2           75.8         112.2         107.4
  Corporate                                                    0.2           (0.1)           1.1           -             -
Income  from continuing operations before income
  taxes by segment:
  Employee Benefits Division                              $   (9.1)      $   (1.9)         $(0.6)        $(3.4)         $2.3
  Group Special Markets Division                               7.5           11.2           10.8           7.8          12.3
  Individual Insurance Division                               23.1           18.2           13.6          15.5          12.8
  Corporate                                                   (7.1)          (1.8)          (1.1)          -             -
Earnings Per Share(4):
  Basic                                                        1.00           1.74           1.51          -             -
  Diluted                                                      0.98           1.70           1.49          -             -
Dividends per share                                            0.28           0.26           0.16          -             -


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

(3) Excluding the unrealized appreciation or depreciation of invested assets within accumulated other comprehensive income, total shareholders' equity would have been $210.3 million, $196.2 million, and $204.8 million as of December 31, 1998, 1997, and 1996 respectively'

(4) During 1997, Guarantee Life initiated three voluntary stock buyback programs. Guarantee Life repurchased approximately 1.1 million shares at a cost of $23.6 million in 1997, and completed the last programs in 1998 with the purchase of an additional 0.1 million shares at a cost of $3.2 million.

(5) Guarantee Life acquired a block of universal life policies in August 1996, PFG, Inc. and subsidiaries in December 1997, and a block of excess loss policies in December 1997. Effective May 1998, Guarantee Life acquired Westfield Life Insurance Company. See Note 1 of Notes to Consolidated Financial Statements.

                       Guarantee Life 1998 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

     The following analysis of the consolidated financial condition and results of operations of Guarantee Life should be read in conjunction with the consolidated financial statements and the accompanying notes thereto included herein.

Forward-looking Statements

     This analysis contains numerous forward-looking statements. All forward-looking statements are inherently uncertain as they are based on various management expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual results to differ materially from those projected. Refer to the Guarantee Life Form 10-K for a discussion of specific risk factors. Due to the uncertainties inherent in forward-looking statements, readers are urged not to place undue reliance on these statements.

Background

     The Guarantee Life Companies Inc. is a holding company with most of its operating activity conducted within its wholly owned subsidiary, Guarantee Life Insurance Company. Guarantee Life Insurance Company consists of three operating segments: the Employee Benefits Division ("EBD"), the Group Special Markets Division ("GSM") and the Individual Insurance Division ("Individual").

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

     On December 23, 1997, Guarantee Life completed its acquisition of PFG, Inc., and its wholly owned subsidiaries ("PFG"), in a transaction valued at $37.3 million. In the transaction, Guarantee Life acquired $175.0 million in assets and assumed $137.1 million in liabilities. PFG is being managed through Guarantee Life's Individual Division. PFG brought additional distribution opportunities, system enhancements, and expanded geographic coverage to Guarantee Life's Individual Business, specifically in the Northeast region of the United States.

     PFG, Inc. includes: AGL Life Assurance Company, a Pennsylvania-domiciled insurance company; Philadelphia Financial Group, Inc., a company that provides insurance programs, products, and services to the bank marketplace; and PFG Distribution Company, a broker dealer for variable life and annuity products.

     On December 31, 1997, Guarantee Life completed a coinsurance agreement to acquire a block of excess loss policies from EBPLife Insurance Company ("EBPLife"). In the transaction, Guarantee Life acquired $8.3 million in assets and assumed $8.3 million in liabilities.

     Effective May 31, 1998, Guarantee Life acquired Westfield Life Insurance Company ("Westfield") from Ohio Farmers Insurance Company for $100.0 million, consisting of $90.0 million in cash and 371,402 shares of Guarantee Life common stock valued at $10.0 million. In addition, approximately $2.0 million of expenses were capitalized as part of this transaction. Guarantee Life acquired $396.9 million in assets and assumed $294.5 million in liabilities in this transaction. The Westfield acquisition increased Guarantee Life's Individual sales force by over 1,300 agents and added nearly 87,000 policies, $280.0 million in policy reserves, and $55.0 million in revenues to Guarantee Life's Individual Division.

     In an agreement dated May 28, 1998, Guarantee Life replaced its previous $50.0 million credit arrangement with Senior Secured Credit Facilities in an aggregate principal amount of $140.0 million. These Facilities were issued for the purpose of financing the Westfield and PFG acquisitions.

                      Building Relationships for Life(R)

Employee Benefits Division Trends

        EBD targets businesses with fewer than 500 employees by providing group non-medical products including term life, accidental death and dismemberment, short-term disability, long-term disability, and dental; and voluntary (worksite marketed) products including term life, accidental death and dismemberment, short-term disability, long-term disability, dental, and vision.

        EBD has experienced considerable growth in the past several years, as shown below:

                                                          1998          1997          1996          1995
                                                          ----          ----          ----          ----
Number of offices, end of year                              22            21            20            17
First year annualized premium sales (millions)           $61.0         $75.0         $49.2         $34.4
Net earned premium (millions)                           $201.3        $155.7        $104.1         $83.0
Customer proposals                                      75,000        81,000        72,000        44,000

        Guarantee Life believes EBD's target market offers many opportunities, with the total market estimated to be in excess of $8 billion for businesses with 100 or fewer employees, and $15 billion for businesses with 500 or fewer employees. A national distribution system of 22 Regional Group Offices markets to employers through employee benefits firms and brokers. The significant growth in sales and revenue has also generated significant growth in policyholder benefits, acquisition costs, and operating expenses. Guarantee Life has invested heavily over the past several years to build an infrastructure in support of the growth in this business. Until 1998, EBD new sales had shown considerable growth. Pricing actions in late 1997 and in 1998, particularly in the dental line, resulted in a decrease in new sales in 1998.

Group Special Markets Division Trends

        GSM targets employer groups between 50 and 500 lives with self-funded medical plans by providing specialty medical products including excess loss insurance, medical reimbursement insurance for business executives, and group non-medical products including term life, accidental death and dismemberment, short-term disability and long-term disability. The distribution in this division is focused on relationships with Managing General Underwriters (MGUs), Third Party Administrators (TPAs), Blue Cross/Blue Shield plans, and managed care organizations.

        Guarantee Life's intent is to grow the excess loss business when economic conditions allow pricing to achieve the desired profit levels, and it intends to manage the business to retain profitable business when profit margins are tighter. Guarantee Life intends to continue building strategic relationships with distributors such as MGUs, TPAs, Blue Cross and Blue Shield plans and health maintenance organizations to grow the business through new products and sales.

        On December 31, 1997, Guarantee Life completed a coinsurance agreement with EBPLife Insurance Company to acquire its $30 million block of excess loss business. As this business renewed in 1998, it was written on Guarantee Life Insurance Company policies through its MGU relationship with National Benefits Resources, Inc. in Minneapolis, Minnesota.

Individual Insurance Division Trends

        The Individual Division primarily targets persons with a family income up to $150,000 and small business owners by providing a variety of life and annuity products including universal life, interest-sensitive whole life, term life, and fixed annuities.

        Strong competition exists among insurance companies for agents with demonstrated sales ability. In recent years, these pressures have resulted in the development of new life insurance products and new compensation structures. Management has focused on lowering policy acquisition costs, refining its distribution systems and introducing more competitive and profitable products. The distribution has expanded through acquisitions and by

                       Guarantee Life 1998 Annual Report



developing relationships with independent agents as well as Regional Marketing Organizations (RMOs), who in turn develop relationships and contract with independent producers. These efforts resulted in an increase of the Company's field force by 37% in 1996, 49% in 1997, and 110% in 1998, to 2,808 producers.

     Sales of life products, in terms of first year annualized premium, have increased from $6.5 million in 1996, to $7.0 million in 1997, and to $10.9 million in 1998. Sales of annuity products were $9.3 million in 1996, $25.2 million in 1997, and $13.9 million in 1998. The decrease in annuity sales in 1998 was due primarily to lower participation rates resulting from volatility in the financial markets, lower interest rates and increased competition.

Year 2000 Issues

     Guarantee Life recognizes the significance and technological impact that the Year 2000 (Y2K) challenge will have on organizations world-wide and has established a comprehensive plan to achieve compliance. Our overall goal is to ensure that we continue to provide quality products and services with no interruption to our customers. All of our critical Y2K renovation efforts are well underway across the Company. Our focus is not only on our internal systems, but also whether or not our key business partners, vendors, and suppliers will be compliant in the next millennium.

     While Y2K-related work had been in process much earlier, formal project organization and impact assessment activities began in November 1996. A separate, dedicated corporate team was put in place in March 1997 to lead our compliance efforts and provide guidance and support to our specific Y2K projects across the Company. Using standard project methodology and management processes, Guarantee Life is taking a phased approach towards Y2K compliance. Five major phases have been identified for this effort: Impact Assessment, Infrastructure & Methods, Renovation, Certification, and Implementation.

     Impact Assessment

     During the assessment phase, mission critical applications impacted were identified and a high-level budget was developed and approved. The total cost of Y2K compliance is estimated at approximately $2.9 million through 2000. This represents approximately 7% of the total Information Technology (IT) budget over this time period. Approximately $1,062,000 in Y2K-related expenses have been incurred in 1998, as compared to approximately $800,000 in 1997.

     Correction of the Y2K issues is a high priority project and other IT projects have been deferred due to Y2K efforts. However, Guarantee Life does not believe the deferral of other IT projects has had a material effect on financial condition or results of operations in 1998 or 1997. Guarantee Life's IT staff has continued to work on other high priority projects concurrent with the Y2K project.

     Infrastructure

     Progress of Guarantee Life's core information technology infrastructure and application areas is measured for the mainframe, midrange, and client/server environments. Over 250 third party application packages and over 130 custom applications and external interfaces have been inventoried and are being tracked for compliance.

     Renovation

     IT Systems - A renovation strategy was defined for each of our mission
     ----------
critical applications. In some cases, it was decided to upgrade vendor supplied software with Y2K-compliant releases. In other cases, decisions were made to replace software altogether taking advantage of new functionality. For most in-house developed applications, modifications are being made to ensure compliance.

     Several of our policy administration and claims processing applications have either been renovated through vendor-supplied upgrades or replaced with Y2K compliant packages. Most of the system replacements had been planned but were merely accelerated due to the Y2K issues. In the Individual Division, significant model office testing has been conducted to ensure compliance and the updated systems have been put into production successfully. A vendor-supplied claims system is the remaining mission critical application being renovated in the Employee Benefits Division and should be Y2K-ready by early second quarter 1999. The existing mainframe administration, custom-developed applications and claims systems were renovated in 1998 for contingency purposes. All systems will go through additional certification testing by June 1999.

                      Building Relationships for Life(R)

     Our existing general ledger and accounts payable applications were replaced with a new vendor-supplied Y2K-compliant package in 1997. Our vendor-supplied Investment systems are compliant. Human Resource administration and payroll systems were successfully upgraded in 1998. Other smaller, non-critical applications will either be renovated or replaced in 1999.

     Each of our major operating platforms has been upgraded. A complete inventory of data center hardware and software has been completed and assessed. Test environments are in place on each platform. A separate network lab is available for testing business software and end user computing applications. Over 85% of the applications have been tested to date. In addition, our imaging and fax software were upgraded successfully in April 1998. A limited number of third party, mainframe system software and workstation upgrades will take place in early 1999. All others were completed in 1998.

     PFG's core administrative systems were developed to accommodate a four digit year. The operating system software was upgraded in 1998. Key application systems and infrastructure will undergo further certification testing in 1999. Other software/hardware components and business partners' compliance status are currently being validated. Existing Westfield business is administered through a third party administrator, who has indicated their primary system is Y2K compliant. New business is administered on the Guarantee Life Individual administrative system at the home office, which was renovated in June 1998.

     Non-IT Systems - All our major suppliers and vendors providing services
     --------------
related to our facilities have been contacted. Our telephone switch is currently Y2K compliant. The voice mail system was upgraded for Y2K compliance in May 1998. Call accounting software was also upgraded in October 1998. Our elevators are not impacted by the Year 2000. Our security system was upgraded in 1998. We believe that our climate control components will function properly in the Year 2000. Additional rollover tests will be conducted in 1999 to certify compliance. We have contacted our telecommunications, gas, water and electric utility companies regarding their Y2K compliance status. They have all communicated that their renovation efforts are in progress and will be completed by the Year 2000.

     Certification

     Recognizing that over 50% of the effort on Y2K projects is spent in the testing phases, Guarantee Life is committed to ensuring that our remediation efforts go through thorough unit, integration, regression, and end-to-end testing. A testing tool was purchased specifically for this effort. To date, rollover tests (i.e. changing the CPU date past 2000) have been performed on our network servers, AS/400, mainframe and HP UNIX platforms. A Y2K-specific rollover test was successfully conducted at our Business Recovery test site in December 1998. Plans have been established to continue testing business cycles using significant dates (e.g. 12/31/1999, 2/29/2000) on all of our platforms in 1999.

     Completing Our Internal Remediation

     Our Impact Assessment and Infrastructure & Methods phases are completed. 90% of the Renovation and Certification phases are complete. Additional certification testing (e.g. of third party providers' systems), final workstation upgrades and final business partner risk assessment and contingency planning will take place in 1999.

     Guarantee Life is actively monitoring the compliance programs of its key business partners, vendors and suppliers. Over 345 business partners have been inventoried and are being tracked for compliance. Electronic interfaces to our key suppliers have been identified and will be verified before June 1999. The team is particularly focusing on assessing any Y2K risk associated with our key administrative and marketing arrangements. In particular, we continue to work with a major third party administrator to ensure that they have appropriate plans.

     Risks and Business Contingency Planning

     The Company believes that its most reasonable and likely worst case Y2K scenario will include these elements: (1) one or more of the Company's third party providers will be unable to provide the services expected, and (2) one or more parts of the Company's processing software will operate incorrectly. At this time, we are unable to estimate the potential loss of revenue due to such a scenario. The Company believes that its testing of its critical hardware and software will reveal any significant Y2K problems, that such problems will be capable of remediation, and that the Company's software and hardware will perform substantially as planned when Year 2000 processing begins.

                       Guarantee Life 1998 Annual Report



     The Company will continue to evaluate situations where indicators point to a potential risk of failure. In these cases, contingency plans will be developed identifying alternative strategies. A primary focus in 1999 will be to incorporate these contingency plans into a corporate-wide Y2K contingency plan that will tie into our Business Resumption planning activities as they are so closely related to Y2K contingency efforts. The Company currently does not have a contingency plan regarding such risks.

     The foregoing Y2K discussion contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, including without limitation, anticipated costs, the dates by which the Company expects to substantially complete programming changes, remediation and testing of systems and the impact of the redeployment of existing staff, are based on management's best current estimates, which were derived utilizing numerous assumptions about future events, including the continued availability of certain resources, representations received from third party service providers and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to identify and cover all relevant computer systems, results of Y2K testing, adequate resolution of Y2K issues by businesses or other third parties who are service providers, suppliers, customers of the Company, unanticipated system costs, the need to replace hardware, the adequacy of and ability to implement contingency plans and similar uncertainties. The "forward-looking statements" made in the foregoing Y2K discussion speak only as of the date on which such statements are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Operating Results for the Years Ended December 31, 1998, 1997, and 1996

     Consolidated Results of Operations

     As part of the conversion to a stock life insurance company, Guarantee Life Insurance established a Closed Block to provide for dividends on certain policies that were in force on the Effective Date. After the Effective Date, the operating results from the Closed Block are reported on one line, contribution from Closed Block, in the 1998, 1997, and 1996 consolidated statements of income. The following table presents the results of operations for the years ended December 31, 1998, 1997, and 1996 including the results of operations of the Closed Block. Management's discussion and analysis addresses the combined results of operations unless noted otherwise.

                                                               Year Ended December 31,
                                                            ------------------------------
                                                             1998        1997        1996
                                                            ------      ------      ------
                                                                    (in millions)
Revenues:
  Insurance premiums                                        $383.2      $277.2      $222.9
  Policyholder assessments                                    37.0        30.5        26.1
  Reinsurance premiums                                       (78.1)      (55.8)      (45.5)
                                                            ------      ------      ------
  Net earned premiums and policyholder assessments           342.1       251.9       203.5
  Investment income, net                                      96.6        80.3        75.9
  Realized investment gains                                    3.4         1.1         0.1
  Ceding commissions and other income                         22.2        15.6        12.8
                                                            ------      ------      ------
Total revenues                                               464.3       348.9       292.3

Benefits and expenses:
  Policyholder benefits, net of reinsurance                  232.4       159.5       127.2
  Interest credited to account balances                       39.8        28.7        26.5
                                                            ------      ------      ------
  Total policyholder benefits                                272.2       188.2       153.7
  Acquisition costs and operating expenses                   167.3       123.9       105.2
  Dividends to policyholders                                  10.4        11.1        10.8
                                                            ------      ------      ------
  Total policyholder benefits, expenses and dividends        449.9       323.2       269.7
                                                            ------      ------      ------
Income before income taxes                                  $ 14.4      $ 25.7      $ 22.6
                                                            ======      ======      ======

                       Building Relationship for Life(R)


     Insurance Premiums and Policyholder Assessments, Net

     Net premiums and policyholder assessments increased $90.2 million, or 35.8%, to $342.1 million in 1998. Approximately one-half of the increase was in EBD where 1998 premiums increased over 1997 by $45.6 million. This increase can be attributed to continued growth through new sales. Individual Division premiums increased $29.7 million over 1997 due almost entirely to the acquisitions of Westfield and PFG. The remaining increase of approximately $14.9 million occurred in GSM due primarily to the acquisition of the EBPLife excess loss block and general growth in other product lines.

     In 1997, net premiums and policyholder assessments increased $48.4 million, or 23.8%, to $251.9 million. A $51.6 million, or 49.6%, increase in EBD and a $2.1 million, or 4.2%, increase in Individual were partially offset by a $5.1 million, or 10.3%, decrease in GSM.

     Investment Income, Net

     Net investment income increased $16.3 million, or 20.3%, to $96.6 million in 1998. This increase was due to the increase in invested assets resulting primarily from the acquisitions of Westfield and PFG. The Westfield acquisition added $339.7 million of invested assets to the year end total. Because PFG was acquired in December 1997, its invested assets had little impact on 1997 investment income. PFG invested assets, which totaled $75.6 million on December 31, 1998, generated investment income during all of 1998. Invested assets, excluding the Westfield and PFG acquisitions and unrealized appreciation, increased approximately $20.3 million during 1998.

     In 1997, net investment income increased $4.4 million, or 5.8%, to $80.3 million. This increase was due primarily to an increase in invested assets of $16.6 million at December 31, 1997 as compared to December 31, 1996. In addition, the Security Life invested assets of $45.9 million acquired in August 1996 earned interest during 1997.

     The effective yield on invested assets was 7.2% in 1998, and 7.4% in both 1997 and 1996. The reduction in yield can be attributed primarily to two factors: first, the invested assets acquired in the May 1998 acquisition of Westfield and the December 1997 acquisition of PFG are lower yielding than the existing Guarantee Life Insurance Company portfolio; and second, the lower interest rate environment in 1998 caused proceeds from maturities and prepayments on higher yielding securities originally purchased in higher rate environments to be reinvested at lower interest rates.

     Realized Investment Gains (Losses)

     Realized investment gains and losses occur primarily as a result of dispositions of Guarantee Life's invested assets as part of its ongoing investment management activity. Net gains during 1998 increased $2.3 million, or 209%, over 1997. We would not expect the trend of higher net gains to continue in 1999.

     In 1997, net realized gains increased $1.0 million over 1996 due to gains on the sale of an investment property and the sale of Guarantee American Life Company. No other items were significant.

     Total Policyholder Benefits

     Total policyholder benefits increased $84.0 million in 1998 due to several factors. Net benefits in EBD increased $42.9 million, or 40.1%, primarily due to premium growth and a higher net loss ratio in 1998. Net benefits in Individual increased $28.6 million, or 47.8%, due almost entirely to the acquisitions of Westfield and PFG. Net benefits in GSM increased $12.3 million, or 57.5%, due to the inclusion of EBPLife benefits of $5.7 million in 1998 and increases in both premium volume and loss ratios over 1997 levels.

     In 1997, total policyholder benefits, net of reinsurance, increased $34.5 million, or 22.4%, to $188.2 million. Net benefits in EBD increased $38.0 million due to premium growth. This was offset slightly by decreases of $1.3 million in Individual and $2.2 million in GSM.

                       Guarantee Life 1998 Annual Report

     Total Acquisition Costs and Operating Expenses

     Total expenses increased $43.4 million, or 35.0%, to $167.3 million in 1998, as a result of increased operating and acquisition expenses in each of the divisions and in the Holding Company. The Individual Division operating and acquisition expenses increased $16.2 million, or 50.9%, over 1997 due primarily to the inclusion of PFG and Westfield, which added $15.3 million in acquisition and operating expenses. Operating expenses in EBD increased $12.3 million, or 20.2%, due to the growth in earned premium and business volume. GSM's acquisition and operating expenses increased $9.4 million, or 32.0%, as higher earned premium translated to higher commissions, and other general and administrative expenses. Expenses increased $5.9 million in the Holding Company primarily due to the interest and other costs on debt used to finance the PFG and Westfield acquisitions.

     In 1997, total expenses increased $18.7 million, or 17.8%, to $123.9 million. This increase was mainly the result of an increase in EBD acquisition and operating expenses of $7.6 million and $12.7 million, respectively. Expenses increased by $1.1 million over 1996 in Individual mainly from increased Deferred Policy Acquisition Costs (DPAC) amortization, while GSM acquisition and operating expenses decreased $2.3 million due to a decrease in earned premium.

     Income Tax Expense

     Income tax expense decreased $4.1 million, or 44.6%, to $5.0 million in 1998, due to the $11.3 million decrease in pre-tax income. Income tax expense increased $1.2 million, or 14.8%, to $9.1 million in 1997, due to the $3.1 million increase in pre-tax income, and a slight increase in nondeductible expenses.

Insurance Operations - Employee Benefits Division

     The following table sets forth certain summarized financial data for EBD for the years ended December 31, 1998, 1997, and 1996.

                                                  Year Ended December 31,
                                               -------------------------------
                                                1998        1997        1996
                                               ------      ------      -------
                                                        (in millions)
Revenues:
  Insurance premiums                           $206.3      $159.1      $106.3
  Reinsurance premiums                           (5.0)       (3.4)       (2.2)
                                               ------      ------      ------
  Net earned premiums                           201.3       155.7       104.1
  Investment income, net                         11.8        10.1         5.2
  Realized investment gains (losses)              0.9         0.3           -
  Ceding commissions                              0.2         0.1        (0.2)
                                               ------      ------      ------
  Total revenues                                214.2       166.2       109.1
Benefits and expenses:
  Policyholder benefits, net of reinsurance     150.0       107.1        69.0
  Acquisition costs and operating expenses       73.3        61.0        40.7
                                               ------      ------      ------
  Total policyholder benefits and expenses      223.3       168.1       109.7
                                               ------      ------      ------
Income before income taxes                     $ (9.1)     $ (1.9)     $ (0.6)
                                               ======      ======      ======


     EBD net earned premiums increased $45.6 million, or 29.3%, to $201.3 million in 1998. The increase was primarily due to continued strong new sales ($61.0 million of first year annualized premium) relative to the in-force block. One new sales office was opened during 1998 contributing to an increased volume of business. Net dental premium increased $24.8 million. Dental sales totaled $20.6 million in first year annualized premium in 1998. Long-term and short-term disability net premiums increased $12.8 million, representing 28.1% of the increase. EBD disability sales in 1998 were $19.7 million in first year annualized premium. Group life and accidental death & dismemberment (AD&D) net premiums increased $7.9 million, contributing 17.3% of the total increase. Group life and AD&D new sales in 1998 were $20.7 million in first year annualized premium.

                      Buiilding Relationships for Life(R)


     In 1997, EBD net earned premiums increased $51.6 million, or 49.6%, to $155.7 due primarily to new sales totaling $75.0 million of first year annualized premium. One new sales office was opened and existing offices experienced general sales growth among all product lines, particularly dental, which experienced new sales of $30.5 million in first year annualized premium.

     EBD net benefits increased $42.9 million, or 40.1%, to $150.0 million in 1998. Net dental benefits accounted for $22.0 million, or 51.3%, of the increase due to premium growth and deterioration in claims experience. Disability net benefits accounted for $13.5 million, or 31.5%, of the increase as claims experience deteriorated and premium volume increased. An increase in life and AD&D net benefits of $7.4 million accounted for the remaining 17.2% of the increase due to higher premium volume and claims experience.

     In 1997, net benefits increased $38.0 million, or 55.0%, to $107.1 million. This increase was caused by the combination of higher premiums, slightly poorer underwriting experience, and fewer reinsurance recoveries.

     EBD acquisition costs and operating expenses increased $12.3 million, or 20.2%, to $73.3 million in 1998. This increase was consistent with, but at a lower rate than, the growth in premium and benefits volume as some "economies-of-scale" were realized in general & administrative expenses. Increases in commissions and premium tax expenses were more consistent with growth in premium.

     In 1997, acquisition costs and operating expenses increased $20.3 million, or 49.9%, to $61.0 million. This increase was due to increases in variable expenses such as commissions and premium taxes from increased premiums.

Insurance Operations - Group Special Markets Division

     The following table sets forth certain summarized financial data for GSM for the years ended December 31, 1998, 1997, and 1996.

                                                     Year Ended December 31,
                                                  -----------------------------
                                                   1998        1997      1996
                                                  ------     -------    -------
                                                          (in millions)
Revenues:
  Insurance premiums                              $117.9     $ 90.5     $ 86.7
  Reinsurance premiums                             (58.7)     (46.2)     (37.3)
                                                  ------     ------     ------
  Net earned premiums                               59.2       44.3       49.4
  Investment income, net                             1.7        2.6        4.3
  Realized investment gains (losses)                 -          0.1       (0.3)
  Ceding commissions                                19.1       15.0       12.6
                                                  ------     ------     ------
  Total revenues                                    80.0       62.0       66.0
Benefits and expenses:
  Policyholder benefits, net of reinsurance         33.7       21.4       23.5
  Acquisition costs and operating expenses          38.8       29.4       31.7
                                                  ------     ------     ------
  Total policyholder benefits and expenses          72.5       50.8       55.2
                                                  ------     ------     ------
Income before income taxes                        $  7.5     $ 11.2     $ 10.8
                                                  ======     ======     ======

     GSM net earned premium increased $14.9 million, or 33.6%, to $59.2 million in 1998. An increase in excess loss net premium of $13.0 million represented 87.2% of the total increase. This can be attributed to rate increases associated with the excess loss product and the acquisition of the EBPLife block of business.

     In 1997, net earned premium decreased $5.1 million, or 10.3%, to $44.3 million in 1997. The final runoff of the SMART major medical product in 1996 accompanied by new reinsurance treaties associated with the excess loss product line resulting in higher ceded premiums were the primary contributors to this decrease.

                     Guarantee Life 1998 Annual Report(R)


     GSM net benefits increased $12.3 million, or 57.5%, to $33.7 million in 1998. Net benefits in the excess loss business represented $10.5 million, or 85.4%, of this increase resulting from deterioration in the loss ratio of the excess loss product and acquisition of the EBPLife block of business.

     In 1997, net benefits decreased $2.1 million, or 8.9%, to $21.4 million. This decrease was the result of lower net premiums offset by poorer underwriting experience in the excess loss product line.

     GSM acquisition costs and operating expenses increased $9.4 million, or 32.0%, to $38.8 million in 1998. This increase was primarily due to the increase in commissions and fees related to the increase in premiums. Acquisition costs and operating expenses decreased $2.3 million, or 7.3%, to $29.4 million in 1997 due primarily to the lower premiums.

Insurance Operations - Individual Insurance Division

     The following table sets forth certain summarized financial data for Individual for the years ended December 31, 1998, 1997, and 1996.

                                                               Year Ended December 31,
                                                           ------------------------------
                                                            1998        1997        1996
                                                           ------      ------      ------
                                                                   (in millions)
Revenues:
  Insurance premiums                                       $ 59.0      $ 27.5      $ 29.8
  Policyholder assessments                                   37.0        30.5        26.1
  Reinsurance premiums                                      (14.4)       (6.1)       (6.1)
                                                           ------      ------      ------
  Net earned premiums and policyholder assessments           81.6        51.9        49.8
  Investment income, net                                     81.7        67.7        65.4
  Realized investment gains                                   3.8         0.7         0.5
  Ceding commissions                                          2.8         0.6         0.4
  Total revenues                                            169.9       120.9       116.1
Benefits and expenses:
  Policyholder benefits, net of reinsurance                  48.6        31.1        34.6
  Interest credited to policyholder account balances         39.8        28.7        26.5
                                                           ------      ------      ------
  Total policyholder benefits                                88.4        59.8        61.1
  Acquisition costs and operating expenses                   48.0        31.8        30.6
  Dividends to policyholders                                 10.4        11.1        10.8
                                                           ------      ------      ------
  Total policyholder benefits and expenses                  146.8       102.7       102.5
                                                           ------      ------      ------
Income before income taxes                                 $ 23.1      $ 18.2      $ 13.6
                                                           ======      ======      ======

     Premiums increased $31.5 million, or 114.5%, to $59.0 million in 1998. This increase was due to the acquisitions of PFG and Westfield, which accounts for $19.0 million and $9.3 million of the increase, respectively. Premiums decreased $2.3 million, or 7.7%, to $27.5 million in 1997.

     Policyholder assessments increased $6.5 million, or 21.3%, to $37.0 million in 1998. This increase is also due to the acquisitions of PFG and Westfield, which accounted for $0.5 million and $8.5 million of the increase, respectively. Policyholder assessments increased $4.4 million, or 16.9%, to $30.5 million in 1997. This increase was due to a combination of having the Security Life block of universal life policies for twelve months in 1997 compared to only five months in 1996 and growth in other universal life policies.

     Total individual policyholder benefits, net of reinsurance, increased $28.6 million, or 47.8%, to $88.4 million in 1998. Excluding interest credited to policyholder account balances, total individual policyholder benefits increased $17.5 million, or 56.3%, to $48.6 million in 1998. Both of these increases were almost entirely due to the PFG and Westfield acquisitions. PFG had $10.6 million of total policyholder benefits, net of reinsurance and $7.0 million of policyholder benefits excluding interest credited to policyholder account balances. Westfield had $16.3 million of total policyholder benefits net of reinsurance and $8.2 million of policyholder benefits excluding interest credited to policyholder account balances.

                      Building Relationships for life(R)


     Total individual policyholder benefits decreased $1.3 million, or 2.1%, to $59.8 million in 1997. Excluding interest credited to policyholder account balances, total individual policyholder benefits decreased $3.5 million, or 10.1%, to $31.1 million in 1997. This decrease was almost entirely due to improved mortality and the decrease in the traditional life business.

     Interest credited to policyholder account balances increased $11.1 million, or 38.7%, to $39.8 million in 1998. This increase is again primarily related to the PFG and Westfield acquisitions. PFG accounts for $3.6 million of the increase, while Westfield accounts for $8.1 million of the increase.

     Interest credited to policyholder account balances increased $2.2 million, or 8.3%, to $28.7 million in 1997. This increase includes a $2.6 million increase for interest credited on universal life policies, which in turn is comprised of the impact of having the Security Life block of universal life policies for twelve months in 1997 compared to only five months in 1996, and an increase in average account balances offsetting lower crediting rates.

     Total individual acquisition costs and operating expenses increased $16.2 million, or 50.9%, to $48.0 million in 1998. This increase was primarily due to the acquisitions of PFG and Westfield, which account for $8.2 million and $7.0 million of the increase, respectively.

     Total individual acquisition costs and operating expenses increased $1.2 million, or 3.9%, to $31.8 million in 1997. This increase was primarily due to a $1.1 million increase in Deferred Policy Acquisition Costs ("DPAC") amortization. DPAC amortization increased mostly in the annuity product lines due to increased margins.

     Policyholder dividends decreased $0.7 million, or 6.3%, to $10.4 million during 1998, reflecting a reduced dividend scale for traditional life policies that are part of the Closed Block.

Corporate Administration

     The three business segments of Guarantee Life share a common need for various services such as finance and accounting, investment management, agent licensing and commissions, legal and compliance, and marketing. In an effort to operate efficiently, these functions are consolidated in the area of corporate administration ("Corporate"). Corporate's operations include the cost of these services provided to all of Guarantee Life, as well as those services provided to its shareholders.

     Virtually all costs associated with providing the above services, are allocated to the Divisions based upon a specific allocation formula. Expenses are allocated in a manner that would be most reflective of the costs that would be incurred if these services were provided within the Divisions themselves. Debt costs and the costs associated with shareholder services are not allocated to the Divisions.

     The operating results of Corporate for the three years ended December 31, 1998 are summarized as follows:

                                                   Year Ended December 31,
                                                  -------------------------
                                                   1998      1997      1996
                                                  -----     -----     -----
                                                         (in millions)

Total Revenues                                    $ 0.2     $(0.1)    $ 1.1
Total Expenses                                      7.3       1.7       2.2
                                                  -----     -----     -----
Income before taxes                               $(7.1)    $(1.8)    $(1.1)
                                                  =====     =====     =====


     Investment income from invested assets is allocated to the various product lines in conformity with Guarantee Life's asset/liability management approach, which seeks to match specific investments with specific product lines. In 1996, investment income from invested assets in excess of those needed to support the various product lines was allocated to Corporate.

                       Guarantee Life 1998 Annual Report



     Total expenses in 1998 increased $5.6 million, or 329.4%, due primarily to the interest expense associated with the outstanding debt issued during the year. Total interest expense for the years ended December 31, 1998 and 1997 totaled $5.7 million and $0.1 million, respectively. The Company had no outstanding debt in 1996.

     Total expenses decreased in 1997 by approximately $0.5 million, or 22.7%, due primarily to higher costs in 1996 relating to the establishment of new shareholder services from the demutualization in December 1995.

Liquidity and Capital Resources

     Guarantee Life initiated three voluntary stock buyback programs during 1997, with the final one being completed in 1998, for oddlot shareholders who individually owned fewer than 100 shares of the Company's common stock. These programs resulted in Guarantee Life's purchase of approximately 1.2 million shares and a reduction of approximately 50% in oddlot shareholder accounts. Guarantee Life estimates the reduction in oddlot shareholder accounts will save approximately $350,000 in annual shareholder expenses. The programs were funded using available cash flows from operations.

     The Holding Company's ability to pay dividends to its stockholders and meet its obligations, including debt service and operating expenses, depends primarily upon receiving sufficient funds from its subsidiaries. The payment of dividends by Guarantee Life, AGL, and Westfield are subject to restrictions set forth in the insurance laws and regulations of Nebraska and Pennsylvania. Under state law, Guarantee Life, AGL and Westfield may pay, within a twelve-month period, dividends only from the earned surplus arising from its business and must receive the prior approval of the state departments to pay a dividend if such dividend would exceed the greater of (i) 10% of statutory capital and surplus as of the preceding year end and (ii) the net statutory gain from operations for the previous calendar year. State law gives the broad discretion to disapprove requests for dividends in excess of these limits.

     The Board of Directors of Guarantee Life Insurance Company declared a $15 million extraordinary dividend to the Holding Company in November 1997, which was paid in January 1998. In December 1998, the Board of Directors of Westfield Life declared and paid a $20 million extraordinary distribution of excess capital to the Holding Company. The State of Nebraska approved both of these transactions. In September 1998, AGL's Board of Directors declared and paid a $2.4 million dividend to PFG, Inc. In 1999, Guarantee Life Insurance can declare a dividend of up to $12.5 million without permission from the Nebraska Department of Insurance. AGL can declare a dividend of up to $1.9 million without permission from the Pennsylvania Department of Insurance. Westfield cannot declare a dividend in 1999 without permission from the Nebraska Department of Insurance.

     Guarantee Life increased its outstanding debt obligations by $72.5 million to $112.5 million during the year ended December 31, 1998 due primarily to the acquisition of Westfield Life Insurance Company effective May 31, 1998. Guarantee Life replaced its previous $50 million credit agreement with Senior Secured Credit Facilities in an aggregate principal amount of $140 million. The Facilities consist of a six-year Senior Secured Term Loan of $90 million and a Senior Secured Revolving Credit Facility with a term of five years up to $50 million. At December 31, 1998, Guarantee's debt obligations consisted of $82.5 million under the Senior Secured Term Loan and $30 million under the Revolving Credit Facility. An underwriting price concession in connection with the issuance of this debt required the Holding Company to pay a one-time fee of $825,000 to the administrative agent in December 1998 in the event an offering of at least $100 million of long-term debt securities to refinance a portion of the existing debt agreement had not been consummated by December 1, 1998. The fee was paid.

     Management believes that the current amortization of the Term Loan (see
Note 14 to the Consolidated Financial Statements) and a lack of significant improvement in earnings, particularly in EBD, could create a liquidity constraint at the Holding Company beyond 1999 unless other actions are taken. Such actions could include, but are not limited to, the issuance of long-term debt securities, reinsurance, or other financing alternatives. Management believes these sources will provide sufficient liquidity for the Holding Company to meet its future obligations.

                        Building Relationships for Life


New Accounting Pronouncements

     In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which will be implemented on January 1, 2000, and included in Guarantee Life's December 31, 2000 financial statements. SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities and measure them at fair value. The accounting for changes in the fair value of a derivative will be determined by the intended use of the derivative. Early implementation of SFAS 133 would have resulted in an insignificant change in net income.

     In October 1998, the FASB issued SFAS 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," which will be effective for Guarantee Life's December 31, 1999 financial statements. SFAS 134 requires that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities based on its ability and intent to sell or hold those investments. SFAS 134 will not affect net income.

                       Guarantee Life 1998 Annual Report



INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of The Guarantee Life Companies Inc.:

        We have audited the accompanying consolidated balance sheets of The Guarantee Life Companies Inc. and subsidiaries (Guarantee Life) as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of Guarantee Life's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Guarantee Life Companies Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.


                                                         KPMG Peat Marwick LLP


Omaha, Nebraska
February 16, 1999

                      Building Relationships for Life(R)



               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
                       (in thousands except share data)

                                                           December 31,
                                                   ---------------------------
                                                      1998             1997
                                                   ----------       ----------
                    Assets
                    ------
Invested assets:
  Fixed maturities:
    Available-for-sale, at fair value
      (amortized cost: $865,597 and $566,544)      $  888,363       $  582,700
    Held-to-maturity, at amortized cost
      (fair value: $158,341 and $184,480)             147,180          172,167
                                                   ----------       ----------
                                                    1,035,543          754,867
  Equity securities, at fair value
    (cost: $20,643 and $2,735)                         23,835            3,735
  Mortgage loans, net                                 103,736           85,849
  Policy loans                                         31,767           21,657
  Investment real estate, net                           3,211            3,394
  Other invested assets, net                           54,970           32,212
  Closed Block invested assets                        314,108          309,777
                                                   ----------       ----------
Total invested assets                               1,567,170        1,211,491
Cash and cash equivalents                              23,794            8,608
Accrued investment income                              13,900           12,415
Ceded reinsurance recoverables                         95,511           82,568
Accounts receivable, net                               19,641           19,805
Deferred policy acquisition costs, net                144,844          102,696
Property, plant and equipment, net                     19,929           19,427
Other assets                                           12,607           11,572
Closed Block other assets                              16,224           17,754
Separate account assets                                78,629           32,697
                                                   ----------       ----------
Total assets                                       $1,992,249       $1,519,033
                                                   ==========       ==========

             Liabilities and Shareholders' Equity
             ------------------------------------

Future policy benefits:
  Life                                             $   97,433       $   69,381
  Accident and health                                  80,700           73,667
Policyholder account balances:
  Universal life contracts                            445,986          290,210
  Annuity contracts                                   349,834          251,828
Policy and contract claims                             68,701           53,607
Other policyholder funds                               43,751           20,754
Unearned premium revenue                               13,149           11,866
Notes payable                                         112,500           40,000
Other liabilities                                      63,516           58,222
Closed Block liabilities                              386,933          386,606
Discontinued operations                                21,075           20,997
Separate account liabilities                           78,629           32,697
                                                   ----------       ----------
Total liabilities                                   1,762,207        1,309,835
Shareholders' equity:
  Common stock $0.01 par value; 30,000,000
    shares authorized, 10,315,785 shares
    issued at December 31, 1998 and
    9,944,383 at December 31, 1997                        103               99
  Additional paid-in capital                          201,255          191,123
  Retained earnings                                    33,962           27,463
  Treasury stock, at cost (1,087,124 and
    1,017,524 shares at December 31, 1998
    and 1997, respectively)                           (25,054)         (22,512)
  Accumulated other comprehensive
    income, net                                        19,776           13,025
                                                   ----------       ----------
Total shareholders' equity                            230,042          209,198
Commitments and contingencies                               -                -
                                                   ----------       ----------
Total liabilities and shareholders' equity         $1,992,249       $1,519,033
                                                   ==========       ==========

See accompanying notes to consolidated financial statements.

                       Guarantee Life 1998 Annual Report


               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
                      (in thousands except per share data)

                                                 Year Ended December 31,
                                         --------------------------------------
                                           1998           1997           1996
                                         --------       --------       --------
Revenues:
Insurance premiums and policyholder
  assessments:
  Life                                   $116,811       $ 76,260       $ 64,932
  Accident and health                     246,056        179,700        136,158
  Policyholder assessments                 37,020         30,476         26,080
  Reinsurance premiums                    (77,881)       (55,508)       (45,480)
                                         --------       --------       --------
                                          322,006        230,928        181,690
Investment income, net                     74,651         58,449         54,371
Realized investment gains                   1,978          1,270            167
Ceding commissions and other income        22,124         15,558         12,700
Contribution from Closed Block              4,723          4,071          3,071
                                         --------       --------       --------
Total revenues                            425,482        310,276        251,999

Policyholder benefits:
Benefits:
  Life                                     96,046         62,749         57,655
  Accident and health                     184,691        113,335         85,759
  Reinsurance recoveries                  (67,082)       (35,752)       (36,468)
                                         --------       --------       --------
                                          213,655        140,332        106,946
Interest credited to policyholder
  account balances:
  Annuity contracts                        16,059         10,624         11,021
  Universal contracts                      20,353         15,028         12,467
                                         --------       --------       --------
Total policyholder benefits               250,067        165,984        130,434

Expenses:
Policy acquisition costs                   77,964         57,364         47,554
Other insurance operating expenses         83,055         61,191         51,365
                                         --------       --------       --------
Total expenses                            161,019        118,555         98,919
Income from continuing operations
  before income taxes                      14,396         25,737         22,646
Income tax expense                          5,039          9,098          7,926
                                         --------       --------       --------
Net income from continuing
  operations                                9,357         16,639         14,720
Net income (loss) from
  discontinued operations                    (328)          (195)           295
                                         --------       --------       --------
Net income                               $  9,029       $ 16,444       $ 15,015
                                         ========       ========       ========

Basic Earnings per share:
  Weighted average shares
    outstanding                             9,064          9,436          9,944
                                         ========       ========       ========
  Net income from continuing
    operations                           $   1.03       $   1.76       $   1.48
                                         ========       ========       ========
  Net income (loss) from
    discontinued operations              $   (.03)      $  (0.02)      $   0.03
                                         ========       ========       ========
  Net income                             $   1.00       $   1.74       $   1.51
                                         ========       ========       ========

Diluted Earnings per share:
  Weighted average shares
    outstanding                             9,256          9,686         10,061
                                         ========       ========       ========
  Net income from continuing
    operations                           $   1.01       $   1.72       $   1.46
                                         ========       ========       ========
  Net income (loss) from
    discontinued operations              $  (0.03)      $  (0.02)      $   0.03
                                         ========       ========       ========
  Net income                             $   0.98       $   1.70       $   1.49
                                         ========       ========       ========

See accompanying notes to consolidated financial statements.

                       Building Relationships for Life(R)



               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
--------------------------------------------------------------------------------
                                 (in thousands)

                                             Year Ended December 31,
                                       ---------------------------------
                                         1998         1997        1996
                                       -------      -------     --------
Net income                             $ 9,029      $16,444     $ 15,015
Other comprehensive income,
  net of tax:
  Unrealized appreciation
    (depreciation) of invested
    assets carried at fair value,
    net                                  6,751        9,113      (11,014)
                                       -------      -------     --------
Comprehensive income                   $15,780      $25,557     $  4,001
                                       =======      =======     ========





               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
                        (in thousands except share data)

                                                      Year Ended December 31,
                                              --------------------------------------
                                                1998           1997           1996
                                              --------       --------       --------
Common stock, beginning of year               $     99       $     99       $      99
Issuance of common stock, 371,402 shares             4              -              -
                                              --------       --------       --------
Common stock, end of year                          103             99             99
                                              --------       --------       --------

Additional paid-in capital, beginning
  of year                                      191,123        191,226        191,226
Issuance of common stock                         9,996              -              -
Options exercised and stock awards
  granted                                          136           (103)             -
                                              --------       --------       --------
Additional paid-in capital, end of year        201,255        191,123        191,226
                                              --------       --------       --------

Retained earnings, beginning of year            27,463         13,435             11
Net income                                       9,029         16,444         15,015
Shareholder dividends declared
  ($0.28/share in 1998, $0.26/share
   in 1997, $0.16/share in 1996)                (2,530)        (2,416)        (1,591)
                                              --------       --------       --------
Retained earnings, end of year                  33,962         27,463         13,435
                                              --------       --------       --------

Treasury stock, beginning of year              (22,512)             -              -
Purchases of treasury stock (119,722
  shares in 1998, 1,069,011 shares
  in 1997)                                      (3,150)       (23,603)             -
Options exercised (42,730 shares
  in 1998, 1,496 shares in 1997)
  and stock awards granted,
  (7,392 shares in 1998,
  49,991 shares in 1997)                           608          1,091              -
                                              --------       --------       --------
Treasury stock, end of year                    (25,054)       (22,512)             -
                                              --------       --------       --------

Accumulated other comprehensive income:
Beginning of year                               13,025          3,912         14,926
Unrealized appreciation (depreciation)
  of invested assets carried at fair
  value, net                                     6,751          9,113        (11,014)
                                              --------       --------       --------
End of year                                     19,776         13,025          3,912
                                              --------       --------       --------

Total shareholders' equity                    $230,042       $209,198       $208,672
                                              ========       ========       ========


See accompanying notes to consolidated financial statements.

                       Guarantee Life 1998 Annual Report


               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
                                 (in thousands)

                                                              Year Ended December 31,
                                                      --------------------------------------
                                                        1998           1997           1996
                                                      --------       --------       --------
Cash flows from operating activities:
Net income from continuing operations                 $  9,357       $ 16,639       $ 14,720
Adjustments to reconcile net income
  from continuing operations to net
  cash provided by continuing operating
  activities:
    Policyholder assessments                           (37,020)       (30,476)       (26,080)
    Interest credited to policyholder
      account balances                                  36,412         25,652         23,488
    Realized investment (gains) losses                  (1,978)        (1,270)          (167)
    Change in: (net of amounts acquired)
      Ceded reinsurance recoverables                   (12,358)        (2,918)         1,179
      Deferred policy acquisition costs                  1,907          4,799          3,438
      Liabilities for future policy benefits            13,695         13,745         11,084
      Policy and contract claims                        13,863         (6,586)        (9,393)
      Other liabilities                                  4,908          6,492         (4,935)
      Deferred income taxes                              3,077         (2,996)        (1,780)
      Closed Block assets and liabilities, net          (2,475)        (2,377)          (666)
    Other, net                                          10,902         10,200          8,439
                                                      --------       --------       --------
Net cash provided by continuing operating
  activities                                            40,290         30,904         19,327
Net cash (used) by discontinued operations                (251)       (11,560)       (17,980)
                                                      --------       --------       --------
Net cash provided (used) by operating activities        40,039         19,344          1,347
                                                      --------       --------       --------
Cash flows from investing activities:
Purchase of fixed maturities                          (329,247)      (226,294)      (235,544)
Proceeds from sale of fixed maturities:
  Available-for-sale                                   358,102        144,607        194,471
Maturities, calls and principal reductions
  of fixed maturities                                   29,392         82,751         54,531
Purchases of equity securities and short-term
  investments                                          (32,924)        (3,121)        (9,505)
Purchase of mortgage loans                             (25,900)       (27,670)       (13,542)
Proceeds from repayment of mortgage loans                7,806         11,431          4,773
Acquisitions, net of cash acquired                     (90,863)       (30,913)             -
Change in Closed Block invested assets, net             (4,331)        (4,206)        (1,267)
Other, net                                              (3,848)         1,127        (11,085)
                                                      --------       --------       --------
Net cash used by investing activities                  (91,813)       (52,288)       (17,168)
                                                      --------       --------       --------
Cash flows from financing activities:
Deposits to policyholder account balances               76,715         77,153         50,635
Withdrawals from policyholder account balances         (77,183)       (52,752)       (49,568)
Purchase of treasury stock                              (3,150)       (23,603)             -
Options excercised                                         608          1,091              -
Proceeds from issuance of long term debt                90,000         40,000              -
Principal payments on debt obligations                 (17,500)             -              -
Shareholder dividends                                   (2,530)        (2,416)        (1,591)
Policyholder cashouts from demutualization                   -              -         (6,877)
                                                      --------       --------       --------
Net cash provided (used) by financing
  activities                                            66,960         39,473         (7,401)
                                                      --------       --------       --------
Net increase (decrease) in cash and cash
  equivalents                                           15,186          6,529        (23,222)
Cash and cash equivalents at beginning of year           8,608          2,079         25,301
                                                      --------       --------       --------
Cash and cash equivalents at end of year              $ 23,794       $  8,608       $  2,079
                                                      ========       ========       ========

See accompanying notes to consolidated financial statements.

                      Building Relationships for Life(R)


               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998, 1997, and 1996
--------------------------------------------------------------------------------

(1)  Summary of Significant Accounting Policies

(a)  Organization and Principles of Consolidation

     At December 31, 1998 the consolidated financial statements include The Guarantee Life Companies Inc. (Holding Company) and its direct and indirect wholly owned subsidiaries, all of which are collectively referred to hereinafter as "Guarantee Life." Insurance subsidiaries domiciled in Nebraska include:
Guarantee Life Insurance Company (Guarantee Life Insurance), Guarantee Protective Life Company (Guarantee Protective), and Westfield Life Insurance Company (Westfield). AGL Life Assurance Company (AGL) is an insurance subsidiary domiciled in Pennsylvania.

     On December 6, 1996, Guarantee American Life Insurance Company was renamed "NGL American Life Insurance Company" in anticipation of its sale to National Guardian Life Insurance Company, which closed on January 1, 1997. The sale resulted in a gain of $785,000 and reduced invested assets by approximately $4.4 million.

     On December 23, 1997, Guarantee Life completed its acquisition of PFG, Inc. and its subsidiaries (PFG) in a transaction valued at $37.3 million, which was accounted for as a purchase. In the transaction, Guarantee Life acquired assets with a fair value of approximately $175.0 million and assumed liabilities with a fair value of approximately $137.1 million. This acquisition was accounted for as a purchase and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair value at date of acquisition. The results of operations since the date of acquisition have been included in the accompanying consolidated financial statements. The excess of the purchase price over the fair value of assets acquired and liabilities assumed was recorded as goodwill (included in other assets), and is being amortized straight-line over 20 years.

     PFG, Inc.'s wholly owned subsidiaries include AGL Life Assurance Company
(AGL) and "Philadelphia Financial Group," which consists of Philadelphia Financial Group, Inc., PFG Distribution Company, Philadelphia Financial Group Agency of Ohio, Inc., PFG Insurance Agency of Texas, Inc., and Philadelphia Financial Insurance Agency of Massachusetts, Inc.

     Effective May 31, 1998, Guarantee Life acquired the Westfield Life Insurance Company from Ohio Farmers Insurance Company for $100.0 million, consisting of $90.0 million in cash and 371,402 restricted shares of Guarantee Life common stock valued at $10.0 million. In addition, approximately $2.0 million of expenses were capitalized as part of this transaction. Guarantee Life acquired $396.9 million in assets and assumed $294.5 million in liabilities in this transaction. The acquisition has been accounted for as a purchase and accordingly, the acquired assets and liabilities have been recorded at their estimated fair value at the date of acquisition. No goodwill was recorded in this transaction. The results of operations, since the date of acquisition, have been included in the accompanying consolidated financial statements.

     The unaudited pro forma consolidated results of operations, which assume that PFG and Westfield had been acquired as of January 1, 1997 are as follows:

                                               Year Ended December 31,
                                        -----------------------------------
                                        (in millions except per share data)
                                              1998                 1997
                                             ------               ------
Total Revenue                                $450.0               $389.2
Net Income from Continuing Operations         $12.1                $14.2
Net Income                                    $11.7                $14.0
Earnings per Share:
Basic                                         $1.27                $1.43
Diluted                                       $1.24                $1.40

                       Guarantee Life 1998 Annual Report


     Pro forma data does not purport to be indicative of the results that would have been obtained had this acquisition occurred at the beginning of the periods presented and is not intended to be indicative of future results.

     All significant intercompany transactions have been eliminated in consolidation.

(b)  Investments in Fixed Maturities and Equity Securities

     Categorization of fixed maturities and equity securities

     Fixed maturity and equity securities are carried at fair value unless Guarantee Life demonstrates that it has the positive intent and ability to hold these investments to maturity. Fixed maturity and equity securities must be classified into one of three categories: 1) held-to-maturity, 2) available-for-sale, or 3) trading securities.

     Management determines the appropriate classification of fixed maturities and equity securities at the time of purchase and re-evaluates such designation at each balance sheet date. When changes in condition cause a fixed maturity investment to be transferred to a different category, the security is transferred to the new category at its fair value at the date of transfer. In 1998 and 1996 there were no such transfers. In 1997, Guarantee Life transferred one security with an amortized cost of $0.5 million from the held-to-maturity category due to deterioration in the issuers' credit quality. The credit was sold during 1997 realizing a loss of $80,000.

     Available-for-sale fixed maturities and equity securities

     Available-for-sale fixed maturities and equity securities (common and nonredeemable preferred stocks) are carried at fair value. After adjusting related balance sheet accounts as if the unrealized gains had been realized, the net adjustment is recorded within other accumulated comprehensive income on securities within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security is reduced to its net realizable value, and the reduction is recorded as a realized loss.

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

     Policy loans, investment real estate and other invested assets

     Policy loans are carried at unpaid balances. Investment real estate is generally stated at depreciated cost, including development costs, less allowances for other than temporary decline in value. Investment real estate acquired in satisfaction of debt is valued at the lower of cost or estimated fair value at date of acquisition and is periodically revalued. Other invested assets are recorded at amortized cost less allowances.

     Investment income

     Bond premium and discounts are amortized into income using the scientific yield method over the term of the security. Premiums and discounts on mortgage-backed securities are amortized using the interest method over the expected life of each security. In addition, a pro rata portion of premiums and discounts is recognized when unscheduled principal payments are received and is included in net investment income. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in fair values of available-for-sale fixed maturities and equity securities are reflected as a component of accumulated comprehensive income directly in shareholders' equity and accordingly, have no effect on net income.

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

     (c) Deferred Policy Acquisition Costs

     For limited payment and other traditional life insurance policies, certain commissions, expenses of the policy issue and underwriting departments and other variable expenses have been deferred. These deferred policy acquisition costs are being amortized in proportion to the ratio of the expected annual premium revenue to the expected total premium revenue. Expected premium revenue was estimated with the same assumptions used for computing liabilities for future policy benefits for these policies.

     For universal life and annuity type contracts, the deferred policy acquisitions costs are amortized over a period of not more than twenty years in relation to the present value of estimated gross profits arising from estimates of mortality, interest, expense and surrender experience. The estimates of expected gross profits are evaluated regularly and are revised if actual experience or other evidence indicates that revision is appropriate. Upon revision, total amortization recorded to date is adjusted by a charge or credit to current earnings. Deferred policy acquisition costs are adjusted for the impact on estimated gross profits of net unrealized gains and losses on securities.

     For short duration contracts, certain acquisition costs have been deferred and are amortized over the life of the related insurance policies. Deferred policy acquisition costs are reviewed for recoverability from future income, including investment income, and costs which are deemed unrecoverable are expensed in the period in which the determination is made. No such costs have been deemed unrecoverable during the three years in the period ending December 31, 1998.

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

     For accident and health policies, premium income is earned pro rata over the term of the contracts. Premiums received but not earned are recorded as liabilities.

     (e) Future Policy Benefits and Policyholder Account Balances

     For traditional life insurance policies, future policy benefits and dividend liabilities are computed using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on industry standards and Guarantee Life's historical experience, which, together with interest and expense assumptions, provide a margin for adverse deviation. Interest rate assumptions principally range from 2.5% to 4.5%. When the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, unrecoverable deferred policy acquisition costs are written off and thereafter a premium deficiency reserve is established through a charge to earnings.

                       Guarantee Life 1998 Annual Report



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

     Policyholders' account balances for universal life and annuity policies are equal to the policy account value before deduction of any surrender charges. The policy account value represents an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals. An additional liability is established for deferred front-end expense charges on universal life type policies. These expense charges are recognized in income as policyholder assessments using the same assumptions as are used to amortize deferred policy acquisition costs. Weighted average interest crediting rates for universal life policies were 5.77%, 5.68%, and 5.90%; and for annuity policies were 5.28%, 5.38%, and 5.46% for 1998, 1997, and 1996, respectively.

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

     Management believes the liabilities for unpaid claims are adequate to cover the ultimate liability, however, due to the underlying risks and the high degree of uncertainty associated with the determination of the liability for unpaid claims, the amounts which will ultimately be paid to settle these liabilities cannot be determined precisely and may vary from the estimated amount included in the consolidated balance sheets.

     (g) Property, Plant, and Equipment

     Property, plant, and equipment is presented at cost less accumulated depreciation. Expenditures resulting in significant betterment or improvement of the buildings are included in the cost of the building. Maintenance, repairs, and renewals of a minor nature are charged to operations as incurred. Guarantee Life uses the straight-line method of depreciation based upon the estimated useful lives of the buildings and improvements.

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

     In accordance with estimates provided by the National Organization of Life and Health Guaranty Associations, Guarantee Life has established a liability of $0.8 million in the accompanying consolidated financial statements for amounts due for actual and potential insurance company failures in the states where Guarantee Life writes business. Guarantee Life capitalizes the assessments which are deductible when they are paid and generally amortizes the payments over not more than five years. Guaranty fund assessments capitalized are reviewed quarterly to determine that the unamortized portion of such costs does not exceed recoverable amounts. At December 31, 1998, Guarantee Life had $1.5 million of unamortized guaranty fund assessments which are included in other assets.

                       Building Relationships for Life(R)



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

     (j) Federal Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

     Fair values for Guarantee Life's liabilities under investment type reinsurance contracts (those contracts without significant mortality risks) are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The intangible value of long-term relationships with policyholders is not taken into account in estimating fair values disclosed. Fair values for Guarantee Life's insurance contracts other than investment type contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in Guarantee Life's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

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

                       Guarantee Life 1998 Annual Report


     The computations of income from continuing operations on both basic and diluted bases, including reconciliations of the numerators and denominators, are as follows (in thousands except per share data):

                                                   Year Ended December 31,
                                               ------------------------------
                                                1998        1997        1996
                                               ------     -------     -------
Basic-assumes no dilution:
Net income from continuing operations
  for the period                               $9,357     $16,639     $14,720

Weighted average number of common shares
  outstanding during the period                 9,064       9,436       9,944

Basic per share net income from
  continuing operations                        $ 1.03     $  1.76     $  1.48

Diluted-assumes full dilution:
Net income from continuing operations
  for the period                               $9,357     $16,639     $14,720

Weighted average number of common shares
  outstanding during the period                 9,064       9,436       9,944

Weighted average number of common stock
  equivalent shares to reflect the
  dilutive effect of common stock
  equivalent securities:
     Stock options                                192         250         117

Total common and common equivalent shares
  used to calculate diluted earnings
  per share                                     9,256       9,686      10,061

Diluted per share net income from
  continuing operations                        $ 1.01     $  1.72     $  1.46

     The computation of weighted average number of common stock equivalent shares excludes 199,018, 2,825, and 7,121 anti-dilutive options for the years ended December 31, 1998, 1997, and 1996 respectively.

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

                       Building Relationships for Life(R)


(2)  Investments

     Fixed maturities at December 31, 1998 (in thousands) are as follows:

                                                     Gross        Gross      Estimated
                                    Amortized      Unrealized   Unrealized     Fair
                                      Cost           Gains       Losses       Value
                                    ---------      ---------    ---------    ---------
Available-for-sale:
  U.S. Treasury securities and
    obligations of U.S.
    Government corporations and
      agencies                      $101,338       $  2,603     $     89     $103,852
  Obligations of states and
    political subdivisions            13,081          1,524            -       14,605
  Debt securities issued by
    foreign governments               15,394          1,290            4       16,680
  Corporate securities               506,911         21,571        5,527      522,955
  Mortgage-backed securities         228,873          3,515        2,117      230,271
                                    --------       --------     --------     --------
                                     865,597         30,503        7,737      888,363
  Equity Securities                   20,643          4,176          984       23,835
                                    --------       --------     --------     --------
                                    $886,240       $ 34,679     $  8,721     $912,198
                                    ========       ========     ========     ========

Held-to-maturity:
   U.S. Treasury securities and
     obligations of U.S.
       Government corporations
         and agencies               $  3,627       $     55     $      -     $  3,682
   Obligations of states and
     political subdivisions            7,654            634            -        8,288
   Corporate securities              133,203         11,103          658      143,648
   Mortgage-backed securities          2,696             27            -        2,723
                                    --------       --------     --------     --------
                                    $147,180       $ 11,819     $    658     $158,341
                                    ========       ========     ========     ========

     Guarantee Life manages its credit risk associated with fixed maturities by diversifying its portfolio. At December 31, 1998, Guarantee Life held no corporate debt securities or foreign government debt securities of a single issuer which had a carrying value in excess of 5% of shareholders' equity.

     At December 31, 1998, Guarantee Life held $141.6 million of mortgage-backed securities issued by U.S. Government agencies and $25.3 million of mortgage-backed securities issued by Guarantee Life. At December 31, 1998, Guarantee Life held no other mortgage-backed securities of a single issuer which had a carrying value in excess of 5% of shareholders' equity. Guarantee Life's non-income earning investments in fixed maturities are not material.

     Fixed maturities at December 31, 1997 (in thousands) are as follows:

                                                    Gross          Gross       Estimated
                                   Amortized      Unrealized    Unrealized       Fair
                                     Cost           Gains        Losses         Value
                                   --------       ---------     --------       --------
Available-for-sale:
  U.S. Treasury securities
    and obligations of U.S.
     Government corporations
       and agencies               $ 69,761       $ 1,270        $    70        $ 70,961
Obligations of states and
  political subdivisions            13,828           449              -          14,277
Debt securities issued by
  foreign governments                5,909           787              -           6,696
Corporate securities               283,813        13,031            770         296,074
Mortgage-backed securities         193,233         4,177          2,718         194,692
                                  --------       -------        -------        --------
                                   566,544        19,714          3,558         582,700
  Equity Securities                  2,735         1,299            299           3,735
                                  --------       -------        -------        --------
                                  $569,279       $21,013        $ 3,857        $586,435
                                  ========       =======        =======        ========
Held-to-maturity:
  U.S. Treasury securities
    and obligations of U.S.
      Government corporations
        and agencies              $ 10,038           $30        $     -        $ 10,068
  Obligations of states and
    political subdivisions           8,092             -              -           8,092
  Corporate securities             153,045        12,283              -         165,328
  Mortgage-backed securities           992             -              -             992
                                  --------       -------        -------        --------
                                  $172,167       $12,313        $     -        $184,480
                                  ========       =======        =======        ========

                       Guarantee Life 1998 Annual Report



     Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The carrying value, amortized cost, and estimated fair value of fixed maturities by contractual maturity (in thousands) are as follows:

                                            December 31, 1998
                               ----------------------------------------
                                Carrying      Amortized      Estimated
                                  Value          Cost        Fair Value
                               ----------     ----------     ----------
Due in one year or less        $   29,406     $   29,254     $   29,551
Due after one year through
  five years                      224,767        218,179        226,541
Due after five years
  through ten years               287,346        281,104        290,712
Due after ten years               261,057        252,671        266,906
                               ----------     ----------     ----------
                                  802,576        781,208        813,710
Mortgage-backed securities        232,967        231,569        232,994
                               ----------     ----------     ----------
                               $1,035,543     $1,012,777     $1,046,704
                               ==========     ==========     ==========

     Guarantee Life had fixed maturities, mortgage loans, preferred stocks, and common stocks with carrying values aggregating $9.2 million as of December 31, 1998 on deposit with regulatory authorities.



     A summary of realized investment gains/losses (in thousands) is as follows:

                                          Year Ended December 31,
                                    ----------------------------------
                                      1998         1997         1996
                                    --------     --------     --------
Fixed maturities:
  Gross gains                       $ 4,669      $ 1,883      $ 1,899
  Gross losses                       (1,419)      (1,851)      (2,669)
Equity securities - Gross gains       1,944            -        1,002
Sale of Guarantee American                -          785            -
Other investments                    (3,007)       1,401           (3)
Change in investment valuation
  allowances                           (209)        (948)         (62)
                                    -------      -------      --------
Realized investment gains           $ 1,978      $ 1,270      $   167
                                    =======      =======      ========



     A summary of consolidated net investment income (in thousands) is as follows:

                                        Year Ended December 31,
                                  -----------------------------------
                                    1998          1997          1996
                                  -------       -------       -------
Fixed maturities                  $65,313       $51,450       $50,844
Equity securities                     229           394           434
Mortgage loans                      7,682         6,929         5,607
Policy loans                        1,984         1,420         1,171
Investment real estate                990         1,415         1,930
Other                               3,672         3,955         3,175
                                  -------       -------       -------
                                   79,870        65,563        63,161
Less investment expenses           (2,443)       (5,510)       (5,865)
                                  -------       -------       -------
Net investment income from
  invested assets                  77,427        60,053        57,296
Less discontinued operations
  (note 15)                        (2,776)       (1,604)       (2,925)
                                  -------       -------       -------
Net investment income             $74,651       $58,449       $54,371
                                  =======       =======       =======

     Investment expenses include depreciation and depletion of $0.7 million, $0.6 million, and $0.9 million in 1998, 1997, and 1996, respectively.

                       Building Relationships for Life(R)


     A summary of the components of the net unrealized appreciation on invested assets, including Closed Block, carried at fair value (in thousands) is as follows:

                                                       Year Ended December 31,
                                                      -------------------------
                                                        1998              1997
                                                      --------          -------
Unrealized appreciation:
  Fixed maturities available-for-sale                 $ 32,568          $24,534
  Equity securities                                      3,485            1,000
Deferred policy acquisition costs                       (5,629)          (5,496)
Deferred income taxes                                  (10,648)          (7,013)
                                                      --------          -------
Net unrealized appreciation                           $ 19,776          $13,025
                                                      ========          =======

(3)   Mortgage Loans

        Investments in mortgage loans consist almost entirely of commercial mortgage loans which are primarily fixed-rate first mortgages on completed properties. The following table sets forth additions, reductions from payments and other charges and foreclosures related to the mortgage loan portfolio (in thousands):

                                                      Year Ended December 31,
                                                    ---------------------------
                                                      1998               1997
                                                    --------           --------
Commercial loans:
  Beginning Balance                                 $ 86,166           $ 70,787
    Additions                                         25,900             27,670
    Payments and other charges                        (7,759)           (12,291)
                                                    --------           --------
  Ending Balance                                     104,307             86,166
Other mortgage loans                                     904                947
Valuation allowance                                   (1,475)            (1,264)
                                                    --------           --------
                                                    $103,736           $ 85,849
                                                    ========           ========

     Guarantee Life manages its credit risk associated with these loans by diversifying its mortgage portfolio by property type and geographic location. As of December 31, 1998, there were 106 individual commercial mortgage loans collaterized primarily by office buildings, retail properties, industrial properties, apartment buildings, and medical clinics. As of December 31, 1998, Guarantee Life had no single mortgage loan outstanding which had a carrying value in excess of 5% of shareholders' equity. As of December 31, 1998, all commercial mortgage loans bore a fixed interest rate and Guarantee Life had no material loans over 60 days past due. Guarantee Life had no outstanding commitments to fund mortgage loans as of December 31, 1998.

(4)  Deferred Policy Acquisition Costs

     A summary of the policy acquisition costs deferred and amortized (in thousands) is as follows:

                                                 Year Ended December 31,
                                         --------------------------------------
                                           1998           1997           1996
                                         --------       --------       --------
Balance at beginning of period           $102,696       $ 77,968       $ 70,168
Policy acquisition costs deferred          80,048         55,848         44,116
Policy acquisition costs amortized        (77,964)       (57,364)       (47,554)
Policy acquisition costs acquired
  in purchase                              40,198         29,525         11,658
                                         --------       --------       --------
                                          144,978        105,977         78,388
Change in deferred policy
  acquisition costs relating to
  unrealized appreciation of
  invested assets carried at
  fair value                                 (134)        (3,281)          (420)
                                         --------       --------       --------
Total reflected in consolidated
  balance sheet                          $144,844       $102,696       $ 77,968
                                         ========       ========       ========

                       Guarantee Life 1998 annual Report



(5)  Reinsurance

     In the ordinary course of business, Guarantee Life assumes business from and cedes business to other insurers under a variety of contracts. The existence of ceded reinsurance constitutes a means by which Guarantee Life has underwritten a portion of its business.

     Amounts paid or deemed to have been paid for reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

     Guarantee Life's retention limit on its life insurance business in 1998 was generally $150,000 on a life risk in the Employee Benefits and Group Special Markets Divisions, $250,000 on a life risk at Guarantee Life Insurance and Westfield, and $125,000 on a life risk at AGL. Certain reinsurers have agreed to reinsure automatically all amounts on any one life in excess of the retention amount not to exceed eight times Guarantee Life's retention in 1998. Amounts in excess of the automatic acceptance limits of Guarantee Life's retention may be applied for facultatively. As of December 31, 1998 and 1997, the amount of ceded life insurance in force was approximately $1.6 and $1.7 billion, respectively.

     Effective September 1, 1998, Guarantee Life entered into a new reinsurance arrangement with a consortium of reinsurers for its excess loss insurance program. Under the new arrangement, Guarantee Life increased its retention from 30% at the first $250,000 to 30% on the first $300,000 of eligible expenses per claim with 100% reinsurance coverage on expenses in excess of that amount.

     Guarantee Life cedes 100% of its individual accident and health business. Guarantee Life's retention level on group accident and health business varies by product.

     Effective January 1, 1995, AGL entered into a reinsurance agreement to assume $50.0 million in existing single premium deferred annuity business from Phoenix Home Mutual Life Insurance Company ("Phoenix"). Pursuant to the terms of the reinsurance agreement, assets equal to policyholder liabilities assumed are maintained in a trust account. As of December 31, 1998, policyholder deposits related to this business amounted to $27.9 million.

     In a separate reinsurance agreement, AGL assumed 80% quota share in all production of a single deferred annuity product which was jointly developed with Phoenix. Pursuant to the terms of the reinsurance agreement, assets equal to policyholder liabilities assumed are maintained in a trust account. This reinsurance agreement can be terminated by either party with respect to new business with 90 days notice. As of December 31, 1998, policyholder deposits related to this business amounted to $4.9 million.

                       Building relationships for Life(R)



     Guarantee Life generally strives to diversify its credit risks related to reinsurance ceded, however, certain concentrations of credit risk related to reinsurance recoverables (including unearned premiums) exist with the insurance organizations listed in the table below (in thousands):

                                                                  December 31,
                                                                     1998
                                                                  ------------

Swiss RE Life & Health America, Inc.                              $ 28,249
RGA Reinsurance Company                                             28,238
Lonestar Life Insurance Company                                     11,673
Lincoln National Life Insurance Company                             10,356
Phoenix Home Life Mutual Insurance Company                           9,153
UNUM Life Insurance Company of America                               6,086
Cologne Life Reinsurance Company                                     5,840
Life Reassurance Corp. of America                                    3,546
John Hancock Mutual Life Insurance Company                           3,278
EBP Life Insurance Company                                           3,154
Security Life of Denver                                              2,420
Business Men's Assurance Company                                     2,387
Manulife Reinsurance Corp.                                           2,168
Indianapolis Life Insurance Company                                  1,930
Crown Life Insurance Company                                         1,835
First Excess & Reinsurance Corp.                                     1,076
All Others                                                           3,880
                                                                  --------
Total before discontinued operations                               125,269
Less discontinued operations (note 15)                             (29,758)
                                                                  --------
Total reflected in accompanying consolidated balance sheet        $ 95,511
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

     Guarantee Life has policies and procedures to approve reinsurers prior to entering into an agreement and also to monitor financial stability on a continuous basis. As of December 31, 1998 and 1997 Guarantee Life had no significant overdue reinsurance balances. As of December 31, 1998 Guarantee Life held funds and other collateral of $10.2 million related to the above recoverables.

     The effect of reinsurance on premiums and amounts earned is as follows (in thousands):

             Direct premiums and policyholder assessments     $ 391,458
             Reinsurance assumed                                  8,429
             Reinsurance ceded                                  (77,881)
                                                              ---------

             Net premiums and amounts earned                  $ 322,006
                                                              =========

(6)  Property, Plant, and Equipment

     A summary of property, plant, and equipment (in thousands) is as follows:

                                                             December 31,
                                                     --------------------------
                                                       1998              1997
                                                     --------          --------
     Home office building                            $ 19,928          $ 21,010
     Plant and equipment                               12,767            14,730
     Less accumulated depreciation                    (12,766)          (16,313)
                                                     --------          --------
                                                     $ 19,929          $ 19,427
                                                     ========          ========

                       Guarantee Life 1998 Annual Report



(7)  Closed Block

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

     The Closed Block includes only those revenues, benefits, expenses, and dividends considered in funding it. The pre-tax income of the Closed Block is reported as a single line item of total revenues from continuing operations in Guarantee Life's consolidated statements of income. Income tax expense applicable to the Closed Block, which was funded, is reflected as a component of income tax expense.

     The excess of Closed Block liabilities over Closed Block assets as of December 31, 1998 and 1997 represents the total estimated future contribution from the Closed Block expected to emerge from operations in the Closed Block after income taxes. The contribution from the Closed Block will be recognized in income over the period the policies and contracts in it remain in force.

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

                       Building Relationships for Life(R)



     Summarized financial information of the Closed Block (in thousands) is as follows:

                                                              December 31,
                                                       -------------------------
                                                         1998             1997
                                                       --------         --------
                             Assets
                             ------
Invested assets:
   Fixed maturities:
   Available-for-sale, at fair value (amortized
     cost $210,935 and $202,869)                       $220,603         $211,248
     Held-to-maturity, a amortized cost (fair
       value $48,460 and $52,224)                        44,595           48,838
                                                       --------         --------
                                                        265,198          260,086
   Policy loans                                          46,217           46,997
   Other invested assets, net                             2,693            2,694
                                                       --------         --------
Total invested assets                                   314,108          309,777
Cash and cash equivalents                                 2,000              328
Accrued investment income                                 2,367            4,221
Deferred policy acquisition costs                        10,476           12,233
Other assets                                              1,381              972
                                                       --------         --------
Total Closed Block assets                              $330,332         $327,531
                                                       ========         ========

                        Liabilities
                        -----------
Life future policy benefits                            $300,254         $301,495
Policyholder account balances
  for annuity contracts                                     885              868
Policy and contract claims                                  839              573
Other policyholder funds                                 71,966           72,024
Dividends payable to policyholders                        7,052            7,767
Deferred income taxes                                     3,384            2,933
Other liabilities                                         2,553              946
                                                       --------         --------
Total Closed Block liabilities                         $386,933         $386,606
                                                       ========         ========



     Condensed statements of income for the Closed Block (in thousands) is as follows:

                                                  Year Ended December 31,
                                            -----------------------------------
                                             1998          1997           1996
                                            --------     --------      --------
Revenues:
Insurance premiums and policyholder
  assessments, net of reinsurance           $ 20,142     $ 20,933      $ 21,785
Investment income, net                        21,918       21,894        21,543
Realized investment (losses)                   1,465         (155)          (68)
Other income                                      46           86            93
                                            --------     --------      --------
Total revenues                              $ 43,571     $ 42,758      $ 43,353

Policyholder benefits and expenses:
Total policyholder benefits                 $ 22,162     $ 22,244      $ 23,209
Policy acquisition costs                       2,071        1,983         1,999
Other insurance operating expenses             4,189        3,404         4,259
                                            --------     --------      --------
Total benefits and expenses                   28,422       27,631        29,467
Dividends to policyholders                    10,426       11,056        10,815
                                            --------     --------      --------
Contribution from Closed Block              $  4,723     $  4,071      $  3,071
                                            ========     ========      ========

                       Guarantee Life 1998 Annual Report



(8)  Liability for Unpaid Accident and Health Claims and Claim Adjustment
     Expenses

     The change in the liability for unpaid EBD and GSM accident and health claims and claim adjustment expenses is summarized (in thousands) as follows:

                                                Year Ended December 31,
                                        ---------------------------------------
                                           1998           1997           1996
                                        ---------      ---------      ---------
Balance at January 1                    $  98,233      $  93,881      $  97,355
  Less reinsurance recoverables           (31,781)       (38,468)       (41,305)
                                        ---------      ---------      ---------
  Net balance at January 1                 66,452         55,413         56,050
Incurred related to:
  Current year                            125,296         79,739         72,192
  Prior years                               5,936          1,151        (18,392)
                                        ---------      ---------      ---------
  Total incurred                          131,232         80,890         53,800
Paid related to:
  Current year                             74,045         48,590         40,131
  Prior years                              39,654         21,261         14,306
                                        ---------      ---------      ---------
  Total paid                              113,699         69,851         54,437
                                        ---------      ---------      ---------
Balance at December 31                     83,985         66,452         55,413
  Plus reinsurance recoverables            39,201         31,781         38,468
                                        ---------      ---------      ---------
  Balance at December 31                $ 123,186      $  98,233      $  93,881
                                        =========      =========      =========


     The liability for unpaid accident and health claims and claim adjustment expenses is included in Policy and contract claims, and Future policy benefits:
Accident and health, on the consolidated balance sheets.

(9)  Federal Income Taxes

     The actual federal income tax expense attributable to income from continuing operations differs from the amounts computed by applying the U.S. federal income tax rate of 35% to income from continuing operations before income taxes as a result of the following (in thousands):

                                                    Year Ended December 31,
                                                --------------------------------
                                                 1998         1997         1996
                                                ------       ------       ------
Computed "expected"  tax expense                $5,039       $9,008       $7,926
Increase in income taxes
  resulting from:
     Other, net                                     --           90           --
                                                ------       ------       ------
     Total                                      $5,039       $9,098       $7,926
                                                ======       ======       ======

     Total income taxes, substantially all of which are federal, are recorded in the consolidated statements of income and directly in certain shareholders' equity accounts. Income tax expense (benefit) was allocated as follows (in thousands):

                                                  Year Ended December 31,
                                           ------------------------------------
                                             1998          1997          1996
                                           --------      --------      --------
Statements of Income:
Current                                    $ 11,356      $ 12,094      $  9,706
Deferred                                     (6,317)       (2,996)       (1,780)
                                           --------      --------      --------
Total income taxes from
  continuing operations                       5,039         9,098         7,926
Income tax expense (benefit)
  in discontinued operations                   (177)         (107)          159
                                           --------      --------      --------
Income taxes included in the
  statements of income                     $  4,862      $  8,991      $  8,085
Shareholders' Equity:
Deferred income taxes related
  to unrealized appreciation of
  invested securities within
  accumulated other comprehensive
  income carried at fair value,
  net                                         3,635         4,906        (5,930)
                                           --------      --------      --------
Total income taxes                         $  8,497      $ 13,897      $  2,155
                                           ========      ========      ========

                       Building Relationships for Life(R)


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities (included in other liabilities) are presented below (in thousands):

                                                   Year Ended December 31,
                                             -----------------------------------
                                              1998          1997           1996
                                             -------       -------       -------
Deferred tax assets:
  Policy liabilities                         $29,828       $30,707       $22,056
  Net operating loss carryovers                7,739         5,122            --
  Other                                       10,162        10,110         9,143
                                             -------       -------       -------
  Net deferred tax assets                    $47,729       $45,939       $31,199
Deferred tax liabilities:
  Deferred policy acquisition
    costs                                     31,923        35,475        25,493
  Unrealized gain on investments
    available for sale                        10,648         7,013         2,107
  Other                                        2,291         3,266         3,280
                                             -------       -------       -------
  Total gross deferred tax
    liabilities                               44,862        45,754        30,880
                                             -------       -------       -------
  Net deferred tax assets                    $ 2,867       $   185       $   319
                                             =======       =======       =======

     As discussed in note 1, Guarantee Life carries its invested securities classified as available-for-sale at fair value. For federal income tax purposes, Guarantee Life believes it is not a dealer with respect to these investment securities and, therefore, recognizes gains and losses on such investment securities only when they are sold.

     As of December 31, 1998, Guarantee Life does not believe any valuation allowance with respect to the gross deferred tax assets is necessary as it is more likely than not that these deferred tax assets will be realized due to the expected reversal of existing temporary differences attributable to gross deferred tax liabilities and the carryback potential of prior year income taxes paid.

     Prior to 1984, a portion of Guarantee Protective's current income was not subject to current income tax but was accumulated for income tax purposes in a memorandum account designated as "policyholders' surplus." The total of the life companies' balances in their respective "policyholders' surplus" accounts at December 31, 1983 was frozen by the Tax Reform Act of 1984 and, accordingly, there have been no additions to the accounts after that date. Certain triggering events will cause a recapture of all or part of the "policyholders' surplus" account. Any amounts recaptured must be included in taxable income and may not be offset by any existing NOL carryovers. As of December 31, 1998, the balance of Guarantee Protective's "policyholders' surplus" account was approximately $2.4 million. In addition, the accumulated amount of income subject to current taxation, less certain adjustments, is set aside in another special memorandum tax account called a "shareholders' surplus" account. Dividends paid by Guarantee Protective in excess of the balance in the "shareholders' surplus" account cannot be paid without a portion of the "policyholders' surplus" becoming taxable. The balance of Guarantee Protective's "shareholders' surplus" account was $1.2 million as of December 31, 1998.

     During the years ended December 31, 1998, 1997, and 1996, Guarantee Life's cash payments for federal income taxes were $8.7 million, $10.1 million, and $15.2 million, respectively.

     PFG has net operating loss carryovers (NOL) as of December 31, 1998 of approximately $11.9 million. These NOLs, if not utilized, will expire in the years 2000 to 2018.

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

                       Guarantee Life 1998 Annual Report



Security Act of 1974 and, based on such standards, no funding was required for each of the years presented. Substantially all of the plan assets are invested in the general and separate investment accounts of two life insurance companies.

     Net periodic benefit cost related to the qualified plan included the following components (in thousands):

                                                 Year Ended December 31,
                                          -------------------------------------
                                           1998           1997           1996
                                          -------        -------        -------
Service cost-benefits earned
  during the year                         $ 1,682        $ 1,752        $ 1,438
Interest cost on projected
  benefit obligations                       1,939          1,811          1,689
Actual return on plan assets               (2,951)        (5,479)        (4,274)
Net amortization and deferral                (523)         2,450          1,574
                                          -------        -------        -------
Net periodic benefit cost                 $   147        $   534        $   427
                                          =======        =======        =======

     The changes in benefit obligation and plan assets for the qualified plan included in the consolidated balance sheets are as follows (in thousands):

                                                             December 31,
                                                       ------------------------
                                                         1998            1997
                                                       --------        --------
Change in projected benefit obligation:
Projected benefit obligation at
  beginning of year                                    $ 30,866        $ 25,268
  Service cost                                            1,682           1,752
  Interest cost                                           1,939           1,811
  Plan amendments                                        (1,597)             --
  Actuarial loss                                          1,490           3,308
  Benefits paid                                          (1,760)         (1,273)
                                                       --------        --------
Projected benefit obligation at
  end of year                                          $ 32,620        $ 30,866
                                                       --------        --------
Change in fair value of plan assets:
  Plan assets at beginning of year                     $ 37,528        $ 33,322
  Actual return on plan assets                            6,298           5,479
  Employer contributions                                     --              --
  Participant contributions                                  --              --
  Benefits paid                                          (1,760)         (1,273)
                                                       --------        --------
Plan assets at end of year                             $ 42,066        $ 37,528
                                                       --------        --------

Funded status                                          $  9,446        $  6,662
Unrecognized net actuarial gain                          (8,141)         (4,910)
Unrecognized prior service cost                          (1,473)         (1,597)
Unrecognized net asset at transition                       (703)           (878)
                                                       --------        --------
Accrued pension benefit cost                           $   (871)       $   (723)
                                                       ========        ========


     The assumptions used in determining pension information were as follows:

                                               Year Ended December 31,
                                          --------------------------------
                                           1998         1997         1996
                                          ------       ------       ------

Discount rate assumed                      6.50%        6.75%        7.50%
Rate of compensation progression           5.50         5.50         5.50
Expected return on assets                  8.00         8.00         8.00

     Guarantee Life maintains two nonqualified pension plans to provide equal retirement benefits for employees whose benefits would otherwise be restricted due to Internal Revenue Code restrictions or the deferral of compensation. As of December 31, 1998, Guarantee Life's unfunded liability for these plans was approximately $2.1 million.

                       Building Relationships for Life(R)


     Retiree Benefit Plans

     In addition to providing pension benefits, Guarantee Life provides certain life insurance benefits for retired employees. Substantially all employees may become eligible for those benefits if they reach normal retirement age while working for Guarantee Life. The benefits are determined at retirement and are based upon retirement age, length of service, and amount of group term life insurance in force at retirement, subject to a maximum amount of $50,000. Guarantee Life has established a liability in the amount of $1.1 million as of December 31, 1998 and 1997. The liability is based upon the present value (including mortality and persistency) of the amount required to fund the obligation. Guarantee Life recognizes the cost of providing these benefits as earned. Guarantee Life does not have a separate plan for retiree medical benefits. No significant medical benefits have been paid for retirees for the years presented.

     Incentive Compensation, Deferred Compensation, Phantom Stock and 401(k)
Plans

     Guarantee Life maintains the 1994 Long-Term Incentive Plan (Incentive
Plan), which includes incentive and nonqualified stock options, performance shares and, under limited circumstances, restricted stock to officers and key employees of Guarantee Life. The maximum number of shares of common stock that may be issued under the Incentive Plan was increased by 600,000 in May 1997 to 1,345,828. The options vest in annual increments of 25% beginning on the second anniversary of the grant date. Guarantee Life also maintains the Directors Stock Incentive Plan (Directors Plan), which includes nonqualified stock options for the members of the Board of Directors of the Holding Company. The maximum number of shares of common stock that may be issued under the Directors Plan is 90,000. The options vest six months after grant date. Under both plans, the exercise price of each option equals the market price of the Holding Company's stock on the date of grant, and an option's maximum term is ten years. During 1998, no shares of restricted stock have been granted to employees or Directors under their respective plans.

     In February 1997, Guarantee Life's Board of Directors approved the 1997 Associate Stock Incentive Plan (Associate Plan). Under this plan, nonqualified stock options may be granted to employees and agents. The maximum number of shares of common stock that may be issued under the Associate Plan is 120,000. A total of 90,200 options had been granted under this plan as of December 31, 1998.

     Guarantee Life applies APB Opinion No. 25 and related interpretations in accounting for the Incentive Plan, Associate Plan, and the Directors Plan. Accordingly, no compensation cost has been recognized for the three plans since the exercise price of the options was equal to the fair value of the company's common stock on the date of grant. Had compensation cost been determined using a fair value based method, Guarantee Life's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the grants during the years ended December 31, 1998, 1997, and 1996, respectively: dividend yield of 1.4%, 1.4%, and 1.4%; expected volatility of 35%, 33%, and 27%; risk-free interest rate of 5.50%, 5.87%, and 5.14%; for expected lives of six years for the Incentive Plan options and two years for the Directors Plan option. The weighted average fair values of stock options granted in 1998, 1997, and 1996 were $24.75, $20.71, and $17.41, respectively.

                                            Year Ended December 31,
                                   -----------------------------------------
                                      1998           1997            1996
                                   ---------      ----------      ----------
Net income (in thousands)
    As reported                    $   9,029      $   16,444      $   15,015
                                   =========      ==========      ==========
    Pro forma                      $   8,127          15,924      $   14,648
                                   =========      ==========      ==========

Basic earnings per share
    As reported                    $    1.00      $     1.74      $     1.51
                                   =========      ==========      ==========
    Pro forma                      $    0.90      $     1.69      $     1.47
                                   =========      ==========      ==========

Diluted earnings per share
    As reported                    $    0.98      $     1.70      $     1.49
                                   =========      ==========      ==========
    Pro forma                      $    0.88      $     1.64      $     1.46
                                   =========      ==========      ==========

                       Guarantee Life 1998 Annual Report



     A summary of the status of Guarantee Life's stock option plans as of December 31, 1998, 1997, and 1996, and changes for the years ended is presented below:

                                                 Year Ended December 31,
                                         --------------------------------------
                                           1998           1997            1996
                                         --------        -------         ------
Outstanding, beginning of year            898,102        512,878        469,851
Granted                                   248,514        415,057         52,670
Exercised                                 (42,730)        (1,496)            --
Forfeited                                (127,453)       (28,337)        (9,643)
                                         --------        -------        -------
Outstanding, end of year                  976,433        898,102        512,878
                                         ========        =======        =======

Options exercisable at year-end           209,607        143,917         30,000
                                         ========        =======        =======

     The following table summarizes information about stock options outstanding at December 31, 1998:

                                   Options Outstanding                     Options Exercisable
                       ----------------------------------------------   -------------------------
    Range of             Number       Weighted Avg       Weighted Avg     Number     Weighted Avg
    Exercise           Outstanding     Remaining           Exercise     Exercisable    Exercise
     Prices            at 12/31/98  Contractual Life         Price      at 12/31/98      Price
---------------        -----------  ----------------     ------------   -----------  ------------
$13.00 to 20.69          546,286          6.63              $14.91        209,607        $13.70
$21.00 to 28.50          430,147          8.49              $23.15              -             -
                         -------                                          -------
$13.00 to 28.50          976,433          7.45              $18.54        209,607        $13.70
                         =======                                          =======

     Guarantee Life maintains the Guarantee Life Insurance Company Incentive Compensation Plan (Incentive Compensation Plan), which provides short-term incentives to eligible employees based upon financial and other performance measures. As of December 31, 1998, 1997, and 1996 benefits in the amount of $0.4 million, $1.7 million, and $1.2 million had been expensed and accrued for the years then ended. Certain amounts awarded under the Incentive Compensation Plan may be deferred under the Management Deferred Plan. During 1996, the Incentive Compensation Plan was amended to require certain senior management to use a minimum of 10% of their award to purchase shares of Holding Company stock. Guarantee Life plans to provide the required shares by purchasing stock in the open market, by issuing new shares or by issuing from treasury shares.

     Guarantee Life maintains the Guarantee Life Insurance Company Phantom Stock Plan (Phantom Stock Plan) for certain management employees. The amounts awarded under the Phantom Stock Plan are based on long-term improvements in Guarantee Life's capital performance. At December 31, 1998 and 1997, the accrued benefits of the plan included in other liabilities was $754,000 and $1.2 million, respectively. Guarantee Life charged approximately $448,000 and $238,000 to expense relating to this plan in 1997 and 1996, respectively, but reduced the accrual in 1998 due to the decline in the Holding Company's share price. As of December 31, 1998, all 40,783 shares awarded under the Phantom Stock Plan in previous years were vested. Guarantee Life no longer grants awards under the plan.

     Guarantee Life maintains the Guarantee Life Insurance Company Deferred Compensation Plan (Management Deferred Plan) and Guarantee Life Insurance Company Board of Directors Deferred Compensation Plan (Director Deferred Plan) that allow management and directors to defer compensation into an interest-bearing account, which earns interest at a rate equal to that received by employees for a Guarantee Life Insurance Company IRA, or into a separate phantom stock account. Under this phantom stock account option, contributions are deemed to have been used to purchase shares in the Holding Company at current quoted market rates. Concurrent with the declaration and payment of shareholder dividends, similar per share amounts are contributed to accounts in the Management Deferred Plan and Director Deferred Plan. As of December 31, 1998, 1997, and 1996 compensation in the amount of $1.9 million, $1.7 million, and $1.1 million, respectively, was accrued in these plans which fully funded the amounts due to participants. Guarantee Life charged approximately $314,000, $594,000, and $152,000 to expense relating to this plan in 1998, 1997, and 1996, respectively.

                       Building Relationships for Life(R)



     Guarantee Life maintains the Guarantee Life Insurance Company Thrift Savings Plan (401(k) Plan) for eligible salaried employees. Guarantee Life matches employee contributions up to 3% of salary. All employee contributions are vested immediately and all Company contributions are vested after three years. Guarantee Life charged $686,000, $594,000, and $474,000 to expense relating to this plan in 1998, 1997, and 1996, respectively. These deposits are held by Guarantee Life in a pooled account. The account is credited with the actual earnings on the underlying investments with a minimum guaranteed annual return of 2.5%.

     Subject to certain limitations, PFG contributes up to 3% of each participating employee's annual compensation to a qualified 401(k) Plan. At December 31, 1998 and 1997, the plan held approximately $1.9 million and $2.0 million in assets, respectively.

     PFG maintains a nonqualified, unfunded deferred compensation plan for certain key management personnel and certain directors which provides for payments upon retirement, death, or disability. Under the plan, management personnel receive retirement payments equal to a portion of the average prior five years' base compensation. Directors receive retirement payments based upon the amount of years of service at PFG and their age at retirement. These payments are to be made to the individuals or their designated beneficiary for a maximum period of fifteen years for management personnel and five years for directors. The plan also provides for reduced benefits upon early retirement, disability, or termination of employment/service. The plan provided for full vesting immediately upon a change in control of PFG, as occurred with the acquisition by Guarantee Life. The Company anticipates that any benefits under the plan will be funded by life insurance policies which have been issued. At December 31, 1998 and 1997, the accrued benefits of the plan included in other liabilities were $4.1 and $6.5 million, respectively.

(11) Fair Value Information

     The carrying value and estimated fair value of Guarantee Life's invested assets and investment type insurance contracts (without material mortality risk) were as follows (in thousands):

                                                          December 31,
                                      ----------------------------------------------------
                                                1998                       1997
                                      -----------------------      -----------------------
                                       Carrying     Estimated        Carrying    Estimated
                                        Value      Fair Value         Value     Fair Value
                                      ----------   ----------      ----------   ----------
Assets:
        Fixed maturities              $1,035,543   $1,046,704      $  754,867   $  767,185
        Equity securities                 23,835       23,835           3,735        3,721
        Mortgage loans                   103,736      109,438          85,849       91,160
        Policy loans                      31,767       29,730          21,657       20,098
        Investment real estate             3,211        7,800           3,394        7,800
        Other invested assets             54,970       54,970          32,212       32,212
Liabilities:
        Annuity contracts             $  349,834   $  336,326      $  251,828   $  220,753
        Other policyholder funds          43,751       43,751          20,754       20,754

(12) Regulatory Matters

     A reconciliation of statutory net income determined for Guarantee Life under statutory accounting practices to that reflected herein (in thousands and including Closed Block and discontinued operations) is as follows:

                                                   Year Ended December 31,
                                             ----------------------------------
                                               1998         1997         1996
                                             --------     --------     --------
Net gain from operations as reported
  to regulatory authorities                  $ 26,035     $ 15,078     $  5,077
Pre-acquisition statutory earnings            (10,131)          --           --
Change in deferred acquisition costs           (3,437)      (3,210)      (6,742)
Deferred federal income taxes                   6,317        2,996        1,780
Differences in statutory and GAAP reserves     (1,332)       1,074        1,589
Other, net                                     (8,423)         506       13,311
                                             --------     --------     --------
Net income as reported herein                $  9,029     $ 16,444     $ 15,015
                                             ========     ========     ========

                       Guarantee Life 1998 Annual Report


     A reconciliation of statutory surplus for Guarantee Life determined under statutory accounting practices to shareholders' equity reflected herein (in thousands and including Closed Block and discontinued operations):


                                              Year Ended December 31,
                                             -------------------------
                                                1998            1997
                                             ---------       ---------
Statutory surplus as reported to
  regulatory authorities                     $ 165,650       $ 106,950
Deferred policy acquisition costs              155,319         114,929
Deferred federal income taxes                    6,251           2,747
Asset valuation and interest
  maintenance reserves                          29,175          17,921
Fixed maturities available-for-sale
  unrealized appreciation                       32,568          24,534
Insurance reserves                             (45,193)        (46,525)
Shareholders' equity in Holding Company       (110,016)        (20,105)
Other, net                                      (3,712)          8,747
                                             ---------       ---------
Shareholders' equity as reported herein      $ 230,042       $ 209,198
                                             =========       =========

     Under the NAIC solvency monitoring program known as Risk-Based Capital
(RBC), Guarantee Life's insurance subsidiaries are required to measure its solvency against certain parameters. As of December 31, 1998, Guarantee Life Insurance, Guarantee Protective, AGL, and Westfield exceeded the established minimums in the RBC program. In addition, Guarantee Life Insurance, Guarantee Protective, AGL, and Westfield exceeded the minimum statutory capital and surplus requirements of their state of domicile.

     The Holding Company's ability to pay dividends to its stockholders and meet its obligations, including debt service and operating expenses, primarily depends upon receiving sufficient funds from its subsidiaries. The payment of dividends by Guarantee Life Insurance, AGL and Westfield are subject to restrictions set forth in the insurance laws and regulations of Nebraska and Pennsylvania. Under state law, Guarantee Life Insurance, AGL, and Westfield may pay, within a twelve-month period, dividends only from the earned surplus arising from its business and must receive the prior approval of the state departments to pay a dividend, if such dividend would exceed the greater of (i) 10% of statutory capital and surplus as of the preceding year end and (ii) the net gain from operations for the previous calendar year. State law gives the broad discretion to disapprove requests for dividends in excess of these limits.

     The Board of Directors of Guarantee Life Insurance Company declared a $15 million extraordinary dividend to the Holding Company in November 1997, which was paid in January 1998. In December 1998, the Board of Directors of Westfield declared and paid a $20 million extraordinary distribution of excess capital to the Holding Company. The State of Nebraska approved both of these transactions. In September 1998, AGL's Board of Directors declared and paid a $2.4 million dividend to PFG, Inc. In 1999, Guarantee Life can declare a dividend of up to $12.5 million without permission from the Nebraska Department of Insurance. AGL can declare a dividend of up to $1.9 million without permission from the Pennsylvania Department of Insurance. Westfield cannot declare a dividend in 1999 without permission from the Nebraska Department of Insurance.

(13) Segment Data

     Employee Benefits Division

     The Employee Benefits Division targets businesses with fewer than 500 employees by providing group non-medical products including term life, accidental death and dismemberment, short-term disability, long-term disability, and dental; and voluntary (worksite marketed) products including term life, accidental death and dismemberment, short-term disability, long-term disability, dental, and vision. A national distribution system of 22 Regional Group Offices markets to employers through employee benefits firms and brokers.

     Group Special Markets Division

     The Group Special Markets Division targets employer groups of 50 to 500 lives with self-funded medical plans by providing specialty medical products including excess loss insurance and medical reimbursement insurance for business executives, and group non-medical including term life, accidental death and dismemberment, short-term disability, and long-term disability. The distribution in this division is focused on relationships with Managing General Underwriters
(MGUs), Third Party Administrators (TPAs), Blue Cross/Blue Shield plans, and managed care organizations.

                       Building Relationships for Life(R)



     Individual Insurance Division

     The Individual Insurance Division primarily targets individuals with a family income of up to $150,000 and small business owners by providing universal life, term life, interest-sensitive whole life insurance, and annuities. Guarantee Life markets its individual insurance products primarily through independent agents, as well as through Regional Marketing Organizations (RMOs), who in turn develop relationships with producers. The Individual Insurance Division includes the operations of PFG and Westfield. Most of the individual insurance agents also sell insurance products offered by other companies.

     Corporate Business

     The corporate business segment includes the Holding Company and the assets and liabilities not required to support the insurance products of the EBD, GSM, and Individual Divisions.

     The following table presents information about Guarantee Life's operations by business segment (in thousands):

                                                        Year Ended December 31,
                                            -------------------------------------------
                                                1998            1997           1996
                                            -----------     -----------     -----------
Revenues from continuing operations:
    Employee Benefits Division              $   214,231     $   166,193     $   109,058
    Group Special Markets Division               80,078          61,962          66,052
    Individual Insurance Division
       (including contribution from
       Closed Block)                            131,016          82,191          75,832
    Corporate                                       157             (70)          1,057
                                            -----------     -----------     -----------
    Total                                   $   425,482     $   310,276     $   251,999
                                            ===========     ===========     ===========
Income from continuing operations before
    income taxes:
    Employee Benefits Division              $    (9,151)    $    (1,849)    $      (633)
    Group Special Markets Division                7,503          11,178          10,798
    Individual Insurance Division                23,108          18,250          13,570
    Corporate                                    (7,064)         (1,842)         (1,089)
                                            -----------     -----------     -----------
    Total                                   $    14,396     $    25,737     $    22,646
                                            ===========     ===========     ===========
Identifiable assets:
    Employee Benefits Division              $   132,212     $   141,936     $   126,202
    Group Special Markets Division              101,621         113,806          97,982
    Individual Insurance Division             1,693,049       1,187,444       1,029,529
    Corporate                                    44,292          54,850          19,147
    Discontinued operations                      21,075          20,997          32,362
                                            -----------     -----------     -----------
    Total                                   $ 1,992,249     $ 1,519,033     $ 1,305,222
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

     At December 31, 1998, Guarantee Life had debt obligations outstanding totaling $112.5 million from available credit totaling $132.5 million. This debt consisted of a six-year Senior Secured Term Loan Facility with a balance of $82.5 million and a five-year Senior Secured Revolving Credit Facility with a balance of $30 million. These Facilities are part of a credit agreement dated May 28, 1998 with eleven banks including Chase Manhattan Bank, who acts as lender and administrative agent. The interest rate is computed as LIBOR plus a margin based upon Guarantee Life's leverage ratio and A.M. Best Rating. This rate was 6.75% at December 31, 1998.

                       Guarantee Life 1998 Annual Report



     The Revolving Credit Facility requires interest only payments prior to maturity on May 31, 2003. The Term Loan Facility requires quarterly sinking fund payments of $3.75 million and matures on May 31, 2004. Maturity and sinking fund payments for each of the five years succeeding December 31, 1998 are as follows (in thousands):

                            Revolving      Term Loan
        Year             Credit Facility    Facility        Total
        ----             ---------------    --------        -----
        1999                      --        $15,000        $15,000
        2000                      --         15,000         15,000
        2001                      --         15,000         15,000
        2002                      --         15,000         15,000
        2003                 $30,000         15,000         45,000

     Guarantee Life's credit agreement contains certain restrictions and covenants related to, among other, minimum net worth, leverage ratio, interest coverage ratio and Risk-Based Capital ratio. At December 31, 1998, Guarantee Life was in compliance with these covenants.

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

     According to the plan, shareholders of record on November 29, 1996, received one right for each share of common stock owned on that date. Each right, when exercised, will entitle its holder to purchase on one-thousandth of a share of Series A Junior Participating cumulative Preferred Stock of the Holding Company at an exercise price of $80.00.

     The plan provides that after a person or group acquires 15% or more of the Holding Company's voting shares, each of the rights (other than the rights held by the 15% holder which become void once the holder reaches the 15% threshold) offers the holder the right to acquire, upon payment of the exercise price, common stock having a market value equal to twice the exercise price. In addition, in the event that after a person or group acquires 15% or more of the Holding Company's voting shares, or the Holding Company is acquired in a merger or other business combination transaction of 50% or more of Guarantee Life's assets, cash flow or earnings power are sold or otherwise transferred, each of the right (other than the rights held by the 15% holder) offers the holders the right to acquire, upon payment of the exercise price, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the right. The plan also provides that if a person or group acquires at least 15%, but less than 50%, of the Holding Company's voting stock, the Board may exchange each right (other than those rights held by the 15% holder) for one share of the Holding Company's common stock.

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

                       Building Relationships for Life(R)



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

     The composition of the assets (liabilities) classified as discontinued are as follows:

                                                            December 31,
                                                       ---------------------
                                                         1998         1997
                                                       --------     --------
Ceded reinsurance recoverables                         $ 29,758     $ 57,693
Policy and contract claims                              (51,042)     (78,578)
Amounts payable to reinsurers                               209         (112)
                                                       --------     --------
Net liabilities relating to discontinued operations    $(21,075)    $(20,997)
                                                       ========     ========

     The results of operations for the discontinued segment are as follows:

                                          Year Ended December 31,
                                     -------------------------------
                                      1998        1997        1996
                                     -------     -------     -------
Net premiums                         $    28     $  (581)    $ 4,207
Investment income, net and
  realized investment gains            2,937       1,634       2,899
Ceding commissions                        14         241       1,455
                                     -------     -------     -------
Total revenues                         2,979       1,294       8,561
Net policyholder benefits              3,015      (1,307)      4,062
Policy acquisition costs and
  other operating expense                469       2,903       4,045
                                     -------     -------     -------
Income (loss) before income taxes       (505)       (302)        454
Income tax expense (benefit)            (177)       (107)        159
                                     -------     -------     -------
Net income (loss) from
  discontinued operations            $  (328)    $  (195)    $   295
                                     =======     =======     =======

(16) Quarterly Results (unaudited)

                                          (in thousands except per share data)
                                                         1998
                               -------------------------------------------------------
                                  First        Second         Third          Fourth
                                 Quarter       Quarter       Quarter         Quarter
                               ----------    ----------    -----------    -----------
Revenues                       $   93,082    $   99,914    $   120,390    $   112,096
                               ==========    ==========    ===========    ===========
Net income                     $      357    $    2,484    $     2,885    $     3,303
                               ==========    ==========    ===========    ===========
Earnings per share, basic      $     0.04    $     0.28    $      0.31    $      0.36
                               ==========    ==========    ===========    ===========
Earnings per share, diluted    $     0.04    $     0.27    $      0.31    $      0.36
                               ==========    ==========    ===========    ===========

                                        (in thousands except per share data)
                                                        1997
                               ------------------------------------------------------
                                  First        Second         Third         Fourth
                                 Quarter       Quarter       Quarter       Quarter
                               ----------    ----------    -----------    -----------
Revenues                       $   69,223    $   75,776    $   79,864     $   85,413
                               ==========    ==========    ===========    ===========
Net income                     $    3,200    $    4,346    $    4,719     $    4,179
                               ==========    ==========    ===========    ===========
Earnings per share, basic      $     0.32    $     0.45    $     0.51     $     0.47
                               ==========    ==========    ===========    ===========
Earnings per share, diluted    $     0.32    $     0.44    $     0.50     $     0.45
                               ==========    ==========    ===========    ===========

     Net income per share is computed independently for each of the quarters. Therefore, the sum of the quarterly income per share may not equal the total for the year.

                       Guarantee Life 1998 Annual Report



Shareholder Information

Stock Listing

Nasdaq National Market System   Symbol: GUAR

The common stock of The Guarantee Life Companies Inc. was listed on the Nasdaq National Market System on December 20, 1995.

Stock Transfer Agent and Registrar

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
www.chasemellon.com
1-800-298-6807

Annual Meeting

The Annual Meeting of the Shareholders will be held on May 13, 1999, at 10 a.m., at Joslyn Art Museum, 2200 Dodge Street, Omaha, Nebraska.

Form 10-K

A copy of the most recent annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be provided free of charge upon request to shareholders. Written requests should be directed to Investor Relations, The Guarantee Life Companies Inc., Guarantee Centre, 8801 Indian Hills Drive, Omaha, Nebraska 68114-4066. The Form 10-K can also be found on the Company's World Wide
Website: www.guar.com.

Common Stock and Dividend Information
--------------------------------------------------------------------------------
1998                     High          Low       Close     Dividends Declared
--------------------------------------------------------------------------------
First Quarter           $31.250      $24.750    $29.750        $0.07
Second Quarter          $33.000      $19.750    $21.875        $0.07
Third Quarter           $22.875      $17.750    $18.125        $0.07
Fourth Quarter          $20.250      $13.625    $18.500        $0.07
--------------------------------------------------------------------------------
1997
--------------------------------------------------------------------------------
First Quarter           $21.500      $18.250    $19.125        $0.06
Second Quarter          $25.125      $18.375    $25.125        $0.06
Third Quarter           $29.250      $23.500    $28.875        $0.07
Fourth Quarter          $30.750      $24.750    $28.500        $0.07
--------------------------------------------------------------------------------

On February 26, 1999, there were 49,787 shareholders of record and the closing price was $17.688.


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

James M. McClymond
Consultant
TTI Technologies, Inc.

Bernard W. Reznicek
National Director, Utility Marketing
Central States Indemnity Co. of Omaha

A. J. Scribante
Chairman of the Board and
Chief Executive Officer
VITAL LEARNING Corporation

Janice D. Stoney
Executive Vice President (retired)
U S WEST Communications

William F. Welsh II
President and Chief Executive Officer
Election Systems & Software, Inc.


Executive Officers

Robert D. Bates
Chairman of the Board, President
and Chief Executive Officer

Theodore C. Cooley
Executive Vice President - Individual Division

William L. Bauhard
Senior Vice President, Chief Financial Officer and Treasurer

Richard A. Spellman
Senior Vice President, General Counsel
and Secretary

Michael G. Allen
Senior Vice President - Strategic Planning

C. E. "Duffy" Boyle
Senior Vice President -
Information Systems and Services

Mary G. Rahal
Senior Vice President - Human Resources
and Corporate Services

Gary H. Rittenhouse
Senior Vice President - Strategic Initiatives and Group Special Markets

John W. Neppl
Vice President and Controller

Richard C. Easton1
Senior Vice President - Employee Benefits
Division Marketing

Alan D. Brinkman1
Vice President and Corporate Actuary

/1/ Designates executive officers of Guarantee Life Insurance Company only



Special
Thanks from
Bob Bates

John R. Cochran resigned from Guarantee Life's Board of Directors in November 1998 in order for him to serve as a member of the Board of Directors of the Cleveland District of the Federal Reserve Board. We would like to thank Mr. Cochran for his years of leadership and service to our Company. His immeasurable influence and wise counsel will be evident in our operations for years to come.

[LOGO OF THE GUARANTEE LIFE
 COMPANIES INC. APPEARS HERE]


Building Relationships For Life(R)

Guarantee Centre
8801 Indian Hills Drive
Omaha, Nebraska 68114-4066
402-361-7300
http://www.guar.com