Form 10-K/A, Exhibit 13
period 1998-12-31
GUARANTEE LIFE COMPANIES INC
filed 1999-11-23
CIK 946149

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

Financial Highlights ($ in millions except share data)

                                                    1998        1997        1996         1995        1994
----------------------------------------------------------------------------------------------------------
Statement of Income
Selected Data

Premiums and policyholder
assessments, net(1)                               $322.0      $230.9      $181.7      $208.6      $158.6

Total revenues(1)                                  403.4       294.6       239.2       285.6       227.8

Total policyholder benefits,
expenses, and dividends(1)                         389.0       268.9       216.6       265.7       200.4

Income from continuing
operations before income taxes                      14.4        25.7        22.6        19.9        27.4

Net income from continuing operations                9.3        16.6        14.7        10.8        15.7

Diluted earnings per share from continuing
operations(2)(4)(6)
(Pro forma for 1994-95)                            $0.77       $1.64       $1.46       $1.05       $1.66
----------------------------------------------------------------------------------------------------------
Balance Sheet Selected Data

Total invested assets(5)                        $1,567.2    $1,211.5    $1,094.3    $1,056.1      $985.6

Total assets(5)                                  1,992.2     1,519.0     1,305.2     1,280.8     1,188.0

Total liabilities(5)                             1,762.2     1,309.8     1,096.5     1,074.5     1,055.1

Total shareholders' equity(4)                      230.0       209.2       208.7       206.3       132.9

Book value per share(3)(4)
(Pro forma for 1994)                              $22.78      $21.98      $20.59      $19.23      $16.95
----------------------------------------------------------------------------------------------------------
Other Selected Data

Revenues by Division:

        Employee Benefits                         $214.0      $166.1      $109.3       $88.5       $62.5

        Group Special
          Markets                                   60.9        47.0        53.4        85.2        58.6

        Individual(7)                              167.1       120.3       115.7       111.9       106.7
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


                           [BAR CHART APPEARS HERE]

TOTAL REVENUES ($ IN MILLIONS)


91                   $189.8
92                   $203.5
93                   $212.6
94                   $227.8
95                   $285.6
96                   $279.5
97                   $333.2
98                   $442.2

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

Sincerely,

/s/ Robert D. Bates

Robert D. Bates
Chairman of the Board,
President and Chief Executive Officer

Financial Review


Summary Consolidated Financial and Operating Data
------------------------------------------------------------------------------------------------------------------------------
                                                                     At or For the Year Ended December 31,
                                                           -------------------------------------------------------------------
                                                             1998          1997           1996          1995            1994
                                                           --------       --------       --------      --------        ------
                                                                                     (in millions)
Consolidated Income Statement Data:

Premiums and policyholder assessments, net                $  322.0       $  230.9         $181.7        $208.6        $158.6
Investment income, net                                        74.7           58.4           54.4          74.6          70.4
Realized investment gains (losses)                             2.0            1.3            0.1           2.4          (1.2)
Other income                                                   -             (0.1)          (0.1)          -             -
Contribution from Closed Block(1)                              4.7            4.1            3.1           -             -
                                                          --------       --------       --------      --------        ------
Total revenues                                               403.4          294.6          239.2         285.6         227.8
Total policyholder benefits, expenses and dividends          389.0          268.9          216.6         265.7         200.4
                                                          --------       --------       --------      --------        ------
Income from continuing operations before income taxes         14.4           25.7           22.6          19.9          27.4
Income tax expense                                             5.1            9.1            7.9           9.1          11.7
                                                          --------       --------       --------      --------        ------
Net income from continuing operations                          9.3           16.6           14.7          10.8          15.7
Net income (loss) from discontinued operations(2)             (0.3)          (0.2)           0.3          (1.7)         (1.9)
Extraordinary charge for demutualization
  expense, net                                                 -              -              -             7.7           8.1
                                                          --------       --------       --------      --------        ------
Net income                                                $    9.0       $   16.4          $15.0          $1.4          $5.7
                                                          ========       ========       ========      ========        ======
Consolidated Balance Sheet Data:
Total invested assets(5)                                  $1,567.2       $1,211.5       $1,094.3      $1,056.1        $985.6
Total assets(1)(5)                                         1,992.2        1,519.0        1,305.2       1,280.8       1,188.0
Notes payable(5)                                             112.5           40.0            -             -             -
Total liabilities(1)(5)                                    1,762.2        1,309.8        1,096.5       1,074.5       1,055.1
Total shareholders' equity(3)(4)                             230.0          209.2          208.7         206.3         132.9
Segment Income Statement Data:
Revenues by segment:
  Employee Benefits Division                              $  214.0       $  166.1         $109.3         $88.5         $62.5
  Group Special Markets Division                              60.9           47.0           53.4          85.2          58.6
  Individual Insurance Division                              128.2           81.6           75.4         111.9         106.7
  Corporate                                                    0.2           (0.1)           1.1           -             -
Income from continuing operations before income
  taxes by segment:
  Employee Benefits Division                              $   (9.1)      $   (1.9)         $(0.6)        $(3.4)         $2.3
  Group Special Markets Division                               7.5           11.2           10.8           7.8          12.3
  Individual Insurance Division                               23.1           18.2           13.6          15.5          12.8
  Corporate                                                   (7.1)          (1.8)          (1.1)          -             -
Earnings Per Share(4):
  Basic                                                        1.00           1.74           1.51          -             -
  Diluted                                                      0.98           1.70           1.49          -             -
Dividends per share                                            0.28           0.26           0.16          -             -


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

                                                               Year Ended December 31,
                                                            ------------------------------
                                                             1998        1997        1996
                                                            ------      ------      ------
                                                                    (in millions)
Revenues:
  Insurance premiums                                        $383.2      $277.2      $222.9
  Policyholder assessments                                    37.0        30.5        26.1
  Reinsurance premiums                                       (78.1)      (55.8)      (45.5)
                                                            ------      ------      ------
  Net earned premiums and policyholder assessments           342.1       251.9       203.5
  Investment income, net                                      96.6        80.3        75.9
  Realized investment gains                                    3.4         1.1         0.1
  Other income                                                 0.1        (0.1)        -
                                                            ------      ------      ------
Total revenues                                               442.2       333.2       279.5

Benefits and expenses:
  Policyholder benefits, net of reinsurance                  232.4       159.5       127.2
  Interest credited to account balances                       39.8        28.7        26.5
                                                            ------      ------      ------
  Total policyholder benefits                                272.2       188.2       153.7
  Acquisition costs and operating expenses                   145.2       108.2        92.4
  Dividends to policyholders                                  10.4        11.1        10.8
                                                            ------      ------      ------
  Total policyholder benefits, expenses and dividends        427.8       307.5       256.9
                                                            ------      ------      ------
Income before income taxes                                  $ 14.4      $ 25.7      $ 22.6
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

                       Guarantee Life 1998 Annual Report

     Total Acquisition Costs and Operating Expenses

     Total expenses increased $37.0 million, or 34.2%, to $145.2 million in 1998, as a result of increased operating and acquisition expenses in each of the divisions and in the Holding Company. The Individual Division operating and acquisition expenses increased $14.0 million, or 44.9%, over 1997 due primarily to the inclusion of PFG and Westfield, which added $15.3 million in acquisition and operating expenses. Operating expenses in EBD increased $12.2 million, or 20.0%, due to the growth in earned premium and business volume. GSM's acquisition and operating expenses increased $5.3 million, or 36.8%, as higher earned premium translated to higher commissions, and other general and administrative expenses. Expenses increased $5.9 million in the Holding Company primarily due to the interest and other costs on debt used to finance the PFG and Westfield acquisitions.

     In 1997, total expenses increased $15.8 million, or 17.1%, to $108.2 million. This increase was mainly the result of an increase in EBD acquisition and operating expenses of $7.3 million and $12.7 million, respectively. Expenses increased by $1.1 million over 1996 in Individual mainly from increased Deferred Policy Acquisition Costs (DPAC) amortization, while GSM acquisition and operating expenses decreased $4.7 million due to a decrease in earned premium.

     Income Tax Expense

     Income tax expense decreased $4.1 million, or 44.6%, to $5.0 million in 1998, due to the $11.3 million decrease in pre-tax income. Income tax expense increased $1.2 million, or 14.8%, to $9.1 million in 1997, due to the $3.1 million increase in pre-tax income, and a slight increase in nondeductible expenses.

Insurance Operations - Employee Benefits Division

     The following table sets forth certain summarized financial data for EBD for the years ended December 31, 1998, 1997, and 1996.

                                                  Year Ended December 31,
                                               -------------------------------
                                                1998        1997        1996
                                               ------      ------      -------
                                                        (in millions)
Revenues:
  Insurance premiums                           $206.3      $159.1      $106.3
  Reinsurance premiums                           (5.0)       (3.4)       (2.2)
                                               ------      ------      ------
  Net earned premiums                           201.3       155.7       104.1
  Investment income, net                         11.8        10.1         5.2
  Realized investment gains (losses)              0.9         0.3           -
                                               ------      ------      ------
  Total revenues                                214.0       166.1       109.3
Benefits and expenses:
  Policyholder benefits, net of reinsurance     150.0       107.1        69.0
  Acquisition costs and operating expenses       73.1        60.9        40.9
                                               ------      ------      ------
  Total policyholder benefits and expenses      223.1       168.0       109.9
                                               ------      ------      ------
Income before income taxes                     $ (9.1)     $ (1.9)     $ (0.6)
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

                      Building Relationships for Life(R)


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

     Specifically, in 1998, the frequency of dental claims increased over the frequency in 1997; therefore, during the last half of 1998, corrective pricing actions were implemented in an attempt to offset these additional claims. The claims deterioration in the disability and life product lines was due to an increase in claim severity compared to 1997. The fluctuations in severity were analyzed and determined to not represent a developing trend; thus, no corrective pricing actions were deemed necessary in these product lines.

     In 1997, net benefits increased $38.0 million, or 55.0%, to $107.1 million. This increase was caused by the combination of higher premiums, slightly poorer underwriting experience, and fewer reinsurance recoveries.

     EBD acquisition costs and operating expenses increased $12.2 million, or 20.0%, to $73.1 million in 1998. This increase was consistent with, but at a lower rate than, the growth in premium and benefits volume as some "economies-of-scale" were realized in general & administrative expenses. Increases in commissions and premium tax expenses were more consistent with growth in premium.

     In 1997, acquisition costs and operating expenses increased $20.0 million, or 48.9%, to $60.9 million. This increase was due to increases in variable expenses such as commissions and premium taxes from increased premiums.

Insurance Operations - Group Special Markets Division

     The following table sets forth certain summarized financial data for GSM for the years ended December 31, 1998, 1997, and 1996.

                                                     Year Ended December 31,
                                                  -----------------------------
                                                   1998        1997      1996
                                                  ------     -------    -------
                                                          (in millions)
Revenues:
  Insurance premiums                              $117.9     $ 90.5     $ 86.7
  Reinsurance premiums                             (58.7)     (46.2)     (37.3)
                                                  ------     ------     ------
  Net earned premiums                               59.2       44.3       49.4
  Investment income, net                             1.7        2.6        4.3
  Realized investment gains (losses)                 -          0.1       (0.3)
                                                  ------     ------     ------
  Total revenues                                    60.9       47.0       53.4
Benefits and expenses:
  Policyholder benefits, net of reinsurance         33.7       21.4       23.5
  Acquisition costs and operating expenses          19.7       14.4       19.1
                                                  ------     ------     ------
  Total policyholder benefits and expenses          53.4       35.8       42.6
                                                  ------     ------     ------
Income before income taxes                        $  7.5     $ 11.2     $ 10.8
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

                     Guarantee Life 1998 Annual Report(R)


     GSM net benefits increased $12.3 million, or 57.5%, to $33.7 million in 1998. Net benefits in the excess loss business represented $10.5 million, or 85.4%, of this increase resulting from deterioration in the loss ratio of the excess loss product and acquisition of the EBPLife block of business. A portion of the deterioration in the loss ratio for the excess loss product line is due to prior year adjustment to loss reserves, as management recorded $5.3 million and $6.9 million in prior year adjustments to loss reserve during 1997 and 1998, respectively. In the second half of 1998, excess loss underwriting guidelines were strengthened in an effort to correct this situation. As a result of these actions, new sales of the excess loss product decreased during this timeframe.

     In 1997, net benefits decreased $2.1 million, or 8.9%, to $21.4 million. This decrease was the result of lower net premiums offset by poorer underwriting experience in the excess loss product line.

     GSM acquisition costs and operating expenses increased $5.3 million, or 36.8%, to $19.7 million in 1998. This increase was primarily due to the increase in commissions and fees related to the increase in premiums. Acquisition costs and operating expenses decreased $4.7 million, or 24.6%, to $14.4 million in 1997 due primarily to the lower premiums.

Insurance Operations - Individual Insurance Division

     The following table sets forth certain summarized financial data for Individual for the years ended December 31, 1998, 1997, and 1996.

                                                               Year Ended December 31,
                                                           ------------------------------
                                                            1998        1997        1996
                                                           ------      ------      ------
                                                                   (in millions)
Revenues:
  Insurance premiums                                       $ 59.0      $ 27.5      $ 29.8
  Policyholder assessments                                   37.0        30.5        26.1
  Reinsurance premiums                                      (14.4)       (6.1)       (6.1)
                                                           ------      ------      ------
  Net earned premiums and policyholder assessments           81.6        51.9        49.8
  Investment income, net                                     81.7        67.7        65.4
  Realized investment gains                                   3.8         0.7         0.5
                                                           ------      ------      ------
  Total revenues                                            167.1       120.3       115.7
Benefits and expenses:
  Policyholder benefits, net of reinsurance                  48.6        31.1        34.6
  Interest credited to policyholder account balances         39.8        28.7        26.5
                                                           ------      ------      ------
  Total policyholder benefits                                88.4        59.8        61.1
  Acquisition costs and operating expenses                   45.2        31.2        30.2
  Dividends to policyholders                                 10.4        11.1        10.8
                                                           ------      ------      ------
  Total policyholder benefits and expenses                  144.0       102.1       102.1
                                                           ------      ------      ------
Income before income taxes                                 $ 23.1      $ 18.2      $ 13.6
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

     Total individual acquisition costs and operating expenses increased $14.0 million, or 44.9%, to $45.2 million in 1998. This increase was primarily due to the acquisitions of PFG and Westfield, which account for $8.2 million and $7.0 million of the increase, respectively.

     Total individual acquisition costs and operating expenses increased $1.0 million, or 3.3%, to $31.2 million in 1997. This increase was primarily due to a $1.1 million increase in Deferred Policy Acquisition Costs ("DPAC") amortization. DPAC amortization increased mostly in the annuity product lines due to increased margins.

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

     The unaudited pro forma consolidated results of operations, which assume that PFG and Westfield had been acquired as of January 1, 1997 are as follows:

                                               Year Ended December 31,
                                        -----------------------------------
                                        (in millions except per share data)
                                              1998                 1997
                                             ------               ------
Total Revenue                                $427.9               $373.6
Net Income from Continuing Operations         $12.1                $14.2
Net Income                                    $11.7                $14.0
Earnings per Share:
Basic                                         $1.27                $1.43
Diluted                                       $1.24                $1.40

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

     The following table presents information about Guarantee Life's operations by business segment (in thousands):

                                                        Year Ended December 31,
                                            -------------------------------------------
                                                1998            1997           1996
                                            -----------     -----------     -----------
Revenues from continuing operations:
    Employee Benefits Division              $   214,031     $   166,140     $   109,234
    Group Special Markets Division               60,987          46,937          53,463
    Individual Insurance Division
       (including contribution from
       Closed Block)                            128,219          81,625          75,452
    Corporate                                       157             (70)          1,057
                                            -----------     -----------     -----------
    Total                                   $   403,394     $   294,632     $   239,206
                                            ===========     ===========     ===========
Income from continuing operations before
    income taxes:
    Employee Benefits Division              $    (9,151)    $    (1,849)    $      (633)
    Group Special Markets Division                7,503          11,178          10,798
    Individual Insurance Division                23,108          18,250          13,570
    Corporate                                    (7,064)         (1,842)         (1,089)
                                            -----------     -----------     -----------
    Total                                   $    14,396     $    25,737     $    22,646
                                            ===========     ===========     ===========
Identifiable assets:
    Employee Benefits Division              $   132,212     $   141,936     $   126,202
    Group Special Markets Division              101,621         113,806          97,982
    Individual Insurance Division             1,693,049       1,187,444       1,029,529
    Corporate                                    44,292          54,850          19,147
    Discontinued operations                      21,075          20,997          32,362
                                            -----------     -----------     -----------
    Total                                   $ 1,992,249     $ 1,519,033     $ 1,305,222
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
                                                       ========     ========

     The results of operations for the discontinued segment are as follows:

                                          Year Ended December 31,
                                     -------------------------------
                                      1998        1997        1996
                                     -------     -------     -------
Net premiums                         $    28     $  (581)    $ 4,207
Investment income, net and
  realized investment gains            2,937       1,634       2,899
                                     -------     -------     -------
Total revenues                         2,965       1,053       7,106
Net policyholder benefits              3,015      (1,307)      4,062
Policy acquisition costs and
  other operating expense                455       2,662       2,590
                                     -------     -------     -------
Income (loss) before income taxes       (505)       (302)        454
Income tax expense (benefit)            (177)       (107)        159
                                     -------     -------     -------
Net income (loss) from
  discontinued operations            $  (328)    $  (195)    $   295
                                     =======     =======     =======

(16) Quarterly Results (unaudited)

                                          (in thousands except per share data)
                                                         1998
                               -------------------------------------------------------
                                  First        Second         Third          Fourth
                                 Quarter       Quarter       Quarter         Quarter
                               ----------    ----------    -----------    -----------
Revenues                       $   88,041    $   94,142    $   114,759    $   106,452
                               ==========    ==========    ===========    ===========
Net income                     $      357    $    2,484    $     2,885    $     3,303
                               ==========    ==========    ===========    ===========
Earnings per share, basic      $     0.04    $     0.28    $      0.31    $      0.36
                               ==========    ==========    ===========    ===========
Earnings per share, diluted    $     0.04    $     0.27    $      0.31    $      0.36
                               ==========    ==========    ===========    ===========

                                        (in thousands except per share data)
                                                        1997
                               ------------------------------------------------------
                                  First        Second         Third         Fourth
                                 Quarter       Quarter       Quarter       Quarter
                               ----------    ----------    -----------    -----------
Revenues                       $   65,464    $   72,011    $   76,105     $   81,052
                               ==========    ==========    ===========    ===========
Net income                     $    3,200    $    4,346    $    4,719     $    4,179
                               ==========    ==========    ===========    ===========
Earnings per share, basic      $     0.32    $     0.45    $     0.51     $     0.47
                               ==========    ==========    ===========    ===========
Earnings per share, diluted    $     0.32    $     0.44    $     0.50     $     0.45
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