Form 10-K/A, Exhibit 13
period 1998-12-31
GUARANTEE LIFE COMPANIES INC
filed 1999-11-24
CIK 946149

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

                       Guarantee Life 1998 Annual Report


               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
                      (in thousands except per share data)

                                                 Year Ended December 31,
                                         --------------------------------------
                                           1998           1997           1996
                                         --------       --------       --------
Revenues:
Insurance premiums and policyholder
  assessments:
  Life                                   $116,811       $ 76,260       $ 64,932
  Accident and health                     246,056        179,700        136,158
  Policyholder assessments                 37,020         30,476         26,080
  Reinsurance premiums                    (77,881)       (55,508)       (45,480)
                                         --------       --------       --------
                                          322,006        230,928        181,690
Investment income, net                     74,651         58,449         54,371
Realized investment gains                   1,978          1,270            167
Other income                                   36            (86)           (93)
Contribution from Closed Block              4,723          4,071          3,071
                                         --------       --------       --------
Total revenues                            403,394        294,632        239,206

Policyholder benefits:
Benefits:
  Life                                     96,046         62,749         57,655
  Accident and health                     184,691        113,335         85,759
  Reinsurance recoveries                  (67,082)       (35,752)       (36,468)
                                         --------       --------       --------
                                          213,655        140,332        106,946
Interest credited to policyholder
  account balances:
  Annuity contracts                        16,059         10,624         11,021
  Universal contracts                      20,353         15,028         12,467
                                         --------       --------       --------
Total policyholder benefits               250,067        165,984        130,434

Expenses:
Policy acquisition costs                   55,876         41,720         34,761
Other insurance operating expenses         83,055         61,191         51,365
                                         --------       --------       --------
Total expenses                            138,931        102,911         86,126
Income from continuing operations
  before income taxes                      14,396         25,737         22,646
Income tax expense                          5,039          9,098          7,926
                                         --------       --------       --------
Net income from continuing
  operations                                9,357         16,639         14,720
Net income (loss) from
  discontinued operations                    (328)          (195)           295
                                         --------       --------       --------
Net income                               $  9,029       $ 16,444       $ 15,015
                                         ========       ========       ========

Basic Earnings per share:
  Weighted average shares
    outstanding                             9,064          9,436          9,944
                                         ========       ========       ========
  Net income from continuing
    operations                           $   1.03       $   1.76       $   1.48
                                         ========       ========       ========
  Net income (loss) from
    discontinued operations              $   (.03)      $  (0.02)      $   0.03
                                         ========       ========       ========
  Net income                             $   1.00       $   1.74       $   1.51
                                         ========       ========       ========

Diluted Earnings per share:
  Weighted average shares
    outstanding                             9,256          9,686         10,061
                                         ========       ========       ========
  Net income from continuing
    operations                           $   1.01       $   1.72       $   1.46
                                         ========       ========       ========
  Net income (loss) from
    discontinued operations              $  (0.03)      $  (0.02)      $   0.03
                                         ========       ========       ========
  Net income                             $   0.98       $   1.70       $   1.49
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

(4)  Deferred Policy Acquisition Costs

     A summary of the policy acquisition costs deferred and amortized (in thousands) is as follows:

                                                 Year Ended December 31,
                                         --------------------------------------
                                           1998           1997           1996
                                         --------       --------       --------
Balance at beginning of period           $102,696       $ 77,968       $ 70,168
Policy acquisition costs deferred          57,960         40,204         31,323
Policy acquisition costs amortized        (55,876)       (41,720)       (34,761)
Policy acquisition costs acquired
  in purchase                              40,198         29,525         11,658
                                         --------       --------       --------
                                          144,978        105,977         78,388
Change in deferred policy
  acquisition costs relating to
  unrealized appreciation of
  invested assets carried at
  fair value                                 (134)        (3,281)          (420)
                                         --------       --------       --------
Total reflected in consolidated
  balance sheet                          $144,844       $102,696       $ 77,968
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